As filed with the Securities and Exchange Commission on October 7, 2020

Registration No. 333-249101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

McAfee Corp.

(Exact name of registrant as specified in its charter)

Delaware	7372	84-2467341
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6220 America Center Drive

San Jose, CA 95002

(866) 622-3911

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter Leav

Chief Executive Officer

McAfee Corp.

6220 America Center Drive

San Jose, CA 95002

(866) 622-3911

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Holden Ropes & Gray LLP 3 Embarcadero Center San Francisco, CA 94111-4006 (415) 315-6300	Sayed Darwish Chief Legal Officer McAfee Corp. 6220 America Center Drive San Jose, CA 95002 (866) 622-3911	Katharine Martin Andrew Hill Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.001 par value per share	$100,000,000	$12,980(3)

(1)	Includes shares of Class A common stock that may be sold if the underwriters’ option to purchase additional shares is exercised.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 7, 2020

PRELIMINARY PROSPECTUS

             SHARES

McAfee Corp.

CLASS A COMMON STOCK

$                 per share

This is the initial public offering of shares of Class A common stock of McAfee Corp. We are selling                  shares of our Class A common stock. The selling stockholders are selling an additional                  shares of our Class A common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We currently expect the initial public offering price to be between $                 and $                 per share.

Prior to this offering, there has been no public market for shares of our Class A common stock. We have applied for listing of our Class A common stock on The Nasdaq Global Select Market (the “Exchange”) under the symbol “MCFE”.

We will use a portion of the net proceeds that we receive from this offering to directly or indirectly purchase newly issued common units, which we refer to as “LLC Units,” in Foundation Technology Worldwide LLC. We refer to the holders of LLC Units following the closing of this offering (other than the Company and our subsidiaries) as “Continuing LLC Owners.” We will use the remaining net proceeds that we receive from this offering to directly or indirectly purchase                  issued and outstanding LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners (or                  LLC Units and an equal number of shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a purchase price per unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. We refer to those of our pre-initial public offering (“pre-IPO”) investors and certain of their affiliates who will receive shares of Class A common stock in connection with the Reorganization Transactions (as defined herein) and who do not hold LLC Units as “Continuing Corporate Owners,” and together with the Continuing LLC Owners, as “Continuing Owners.” We refer to the holders of management incentive units of Foundation Technology Worldwide LLC (“MIUs”) as well as members of management who elect to exchange their MIUs for Class A common stock as “Management Owners.”

We have two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock, each of which is entitled to one vote per share. The Continuing LLC Owners will own all of our shares of Class B common stock, on a one-to-one basis with the number of LLC Units they own (except that Management Owners will not receive shares of Class B common stock in connection with their exchange of MIUs for LLC Units). Each LLC Unit will be exchangeable for cash or (at our option) for one share of Class A common stock, and we will cancel a share of Class B common stock held by the exchanging member in connection therewith (to the extent the exchanging member has shares of Class B common stock). Immediately following this offering, the holders of shares of our Class A common stock issued in this offering collectively will hold     % of the economic interests in us and     % of the voting power in us, the Management Owners, through their ownership of Class A common stock and MIUs, collectively will hold     % of the economic interests in us and     % of the voting power in us, the Continuing Corporate Owners, through their ownership of shares of Class A common stock, collectively will hold     % of the economic interests in us and     % of the voting power in us, and the Continuing LLC Owners, through their ownership of shares of Class A common stock and all of the outstanding Class B common stock, collectively will hold the remaining     % of the economic interest in us and the remaining     % of the voting power in us. We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will be the LLC Units we directly and indirectly hold, representing an aggregate     % economic interest in Foundation Technology Worldwide LLC. Management Owners, through their ownership of MIUs, will own a     % economic interest in Foundation Technology Worldwide LLC, and the Continuing LLC Owners through their ownership of LLC Units will own the remaining     % economic interest in Foundation Technology Worldwide LLC.

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the Exchange. See “Management—Board Composition and Director Independence.”

Investing in shares of our Class A common stock involves risk. See “Risk Factors” beginning on page 29.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

(1)

We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriters (Conflicts of Interest)” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than                  shares of our Class A common stock, we and the selling stockholders have granted the underwriters the option to purchase up to                  additional shares of our Class A common stock at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock to our investors on or about             ,             .

Morgan Stanley	Goldman Sachs & Co. LLC	TPG Capital BD, LLC	BofA Securities	Citigroup

RBC Capital Markets	Deutsche Bank Securities	UBS Investment Bank	HSBC	Mizuho Securities

	Evercore ISI	Piper Sandler	Stifel

Our Pledge

We Sign Our Walls

Prabha
Bill
Shreya
Joe
Siyoun
Nicole
Jack
Thomas
Julio
Karuna
SATYA
Keira
Caitlyn
Melissa
Maureen
Romy
Sylvia
Sandra
Julie
Alex
Loreen

Our Pleduge We dedicate ourselves to keeping the world safe from cyberthreats. Threats that are no longer limited to the confines of our computers, but are prevalent in every aspect of our connected world. We will not rest in our quest to protect the safety of our families, our communities, and our nations. We Sign Our Walls McAfee employees sign thier names on pledge walls at campuses around the world.

Through and including     ,                  (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the selling stockholders nor the underwriters have authorized anyone to provide you with different information, and neither we nor the selling stockholders nor the underwriters take responsibility for any other information others may give you. Neither we nor the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

For investors outside of the United States: neither we nor the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering of the shares of our Class A common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

i

BASIS OF PRESENTATION

Unless the context requires otherwise, references in this prospectus to the “Company,” “we,” “us,” “our,” and “McAfee” (i) for periods through April 3, 2017, refer to the McAfee cybersecurity business, which operated as a part of a business unit of Intel, (ii) for periods from April 4, 2017 to prior to giving effect to the Reorganization Transactions described under “The Reorganization Transactions,” refer to Foundation Technology Worldwide LLC and its subsidiaries, and (iii) after giving effect to the Reorganization Transactions, refer to McAfee Corp. and its consolidated subsidiaries. The financial results of Foundation Technology Worldwide LLC and its subsidiaries will be consolidated in the financial statements of McAfee Corp. following this offering. We have not included the historical financial statements of McAfee Corp. in this prospectus because McAfee Corp. has engaged to date only in activities in contemplation of this offering and has had no operations or assets prior to the completion of the Reorganization Transactions. Following the completion of this offering, McAfee Corp. will be a holding company, and its principal asset will be common units of Foundation Technology Worldwide LLC (“LLC Units”), all of which it will hold directly or indirectly through holding companies. Accordingly, following the completion of this offering, we intend to include the financial statements of McAfee Corp. in our periodic reports and other filings as required by applicable law and the rules and regulations of the Securities and Exchange Commission (the “SEC”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

This prospectus also includes unaudited consolidated pro forma financial information in order to reflect, on a pro forma basis, the impact of the Reorganization Transactions and as further adjusted for this offering, on the historical financial information of Foundation Technology Worldwide LLC and its subsidiaries. See “Unaudited Pro Forma Consolidated Financial Information.”

As used in this prospectus:

•	“2017 Predecessor period” refers to the period of the Predecessor Business from January 1, 2017 through April 3, 2017;

•	“2017 Successor period” refers to the period of the Successor Business from April 4, 2017 through December 30, 2017;

•	“fiscal 2015” and “fiscal 2016” refer to the fiscal years of the Predecessor Business ended December 26, 2015 and December 31, 2016, respectively;

•	“fiscal 2018” refers to the fiscal year of Foundation Technology Worldwide LLC and its subsidiaries ended December 29, 2018;

•	“fiscal 2019” refers to our fiscal year ended December 28, 2019;

•	“fiscal 2020” refers to our fiscal year ending December 26, 2020;

•	“Intel” refers to Intel Corporation;

•	“Predecessor Business” refers to the McAfee cybersecurity business, as operated as a part of a business unit of Intel, through April 3, 2017;

•	“Reorganization Transactions” refers to the reorganization transactions that are described under “The Reorganization Transactions;”

•

“Sponsor Acquisition” refers to: (i) the conversion of McAfee, Inc., which was then a part of a business unit of Intel, into a limited liability company, McAfee, LLC, (ii) the contribution of McAfee, LLC to Foundation Technology Worldwide LLC, a wholly-owned subsidiary of Intel, (iii) the transfer beginning on April 3, 2017, by Intel and its subsidiaries of assets and liabilities of the Predecessor Business not already held through Foundation Technology Worldwide LLC to Foundation Technology Worldwide LLC, and (iv) the acquisition immediately thereafter on April 3, 2017, by our Sponsors and certain co-investors of a majority stake in Foundation Technology Worldwide LLC, following which our Sponsors and certain of their co-investors owned 51.0% of the common equity interests in

ii

Foundation Technology Worldwide LLC, with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests;

•	“Sponsors” refers to investment funds affiliated with or advised by TPG Global, LLC (“TPG”) and Thoma Bravo, L.P. (“Thoma Bravo”), respectively; and

•	“Successor Business” refers to Foundation Technology Worldwide LLC on and after April 4, 2017.

iii

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our Class A common stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and our financial statements and the related notes, before deciding to purchase shares of our Class A common stock.

OUR PLEDGE

We dedicate ourselves to keeping the world safe from cyberthreats. Threats that are no longer limited to the confines of our computers but are prevalent in every aspect of our connected world. We will not rest in our quest to protect the safety of our families, our communities, and our nations.

— On the walls of McAfee campuses worldwide and signed by employees

OVERVIEW

McAfee has been a pioneer and leader in protecting consumers, enterprises, and governments from cyberattacks for more than 30 years with integrated security, privacy, and trust solutions. We built our platform through a deep, rich history of innovation and have established a leading global brand. Whether we are securing the digital experience of a consumer who is increasingly living life online, or defending many of the world’s largest enterprises and governments from sophisticated attacks and nation-state threats, McAfee is singularly committed to one mission: to protect all things that matter through leading-edge cybersecurity.

We live in a digital world. Consumers are increasingly moving their daily lives online, interacting through multiple devices, networks and platforms, and leveraging technology in nearly every aspect of their lives. This shift is most noticeable in the way individuals are working, socializing, consuming, and transacting, leading to a proliferation of digital touchpoints and applications. Remote work and increasing work from home arrangements are driving a pronounced convergence of work and personal life. While people expect effective and frictionless security at work and in their personal lives, this lifestyle shift has been accompanied by a more challenging threat landscape and an increase in points of vulnerability, risking individuals’ privacy, identity, data and other vital resources. Similarly, enterprises embracing employee mobility, work from home strategies, bring your own device, and greater cloud adoption are facing a broader attack surface and dissolving network perimeter. These drivers have amplified the number of workloads across endpoints, making it challenging for enterprises to monitor and protect all of their workloads and applications. This challenge, coupled with an increase in cyberthreats, has heightened the importance of the consumer in making security decisions for their converged digital lives.

We have a differentiated ability to secure the digital experience against cyberthreats by using threat intelligence capabilities that we have developed through the scale and diversity of our sensor network. We define our sensor network as the aggregate of our presence in all of our customers’ endpoints, networks, gateways, and clouds that generate massive amounts of data that we translate into actionable, real-time insights. The McAfee platform is continuously enriched by artificial intelligence, machine learning and the telemetry gathered from over one billion sensors across our consumer, enterprise, and government customer base. Our vast and dynamic data set and advanced analytics capabilities enable us to provide defense for advanced zero-day threats by training machine learning models on the 62.7 billion threat queries we receive each day. McAfee simplifies the complexity of threat detection and response by correlating events, detecting new threats, reducing false positives, automating and prioritizing incident response, and creating workflows that guide analysts through remediation. Protecting our customers has been the foundation of our success, enabling us to maintain an industry-leading reputation among our customers and partners.

Consumers, enterprises and governments have turned to McAfee as a leading brand in cybersecurity for over 30 years. Our Personal Protection Service provides holistic digital protection for an individual or family at home, on the go, and on the web. Our platform includes device security, privacy and safe Wi-Fi, online protection, and identity protection, creating a seamless and integrated digital moat. With a single interface, simple set up and ease of use, consumers obtain immediate time-to-value whether on a computer, smartphone or tablet, and across multiple operating systems. For enterprises and governments, we offer a comprehensive cybersecurity solution that protects our customers against adversarial threats across cloud, on-premise, hybrid environments and endpoint devices. Our cloud-native MVISION platform offers true device-to-cloud protection with threat detection and data protection for devices, secure access service edge (“SASE”) solutions for the multi-cloud, centralized policy orchestration, automated threat response, and threat insights generated by our predictive analytics engine.

Our consumer focused products protected over 600 million devices as of June 27, 2020. Our consumer go-to-market strategy consists of a digitally-led omnichannel approach to reach the consumer at crucial moments in their purchase lifecycle via several direct and indirect channels. We have longstanding exclusive partnerships with many of the leading PC original equipment manufacturers (“OEMs”) and continue to expand our presence with mobile service providers and internet service providers (“ISPs”) as the demand for mobile security protection increases. Through many of these relationships, our consumer security software is pre-installed on devices on a trial basis until conversion to a paid subscription, through a thoughtfully tailored conversion process that fits the customer journey. Our consumer go-to-market channel also consists of partners including some of the largest electronics retailers and ISPs globally. Our enterprise business protects many of the largest enterprises and governments around the world, including 86%, 78%, and 61% of Fortune 100, Fortune 500, and Global 2000 firms, respectively, as of June 27, 2020. Some of our largest customers are government entities who represent over 25% of our 250 largest Enterprise customers and 45% of our top 250 Enterprise customer annualized contract value, with an average tenure of nearly 20 years. We primarily engage our enterprise and government customers with our direct sales force, while mid-market customers generally conduct their business through our channel partners. We operate a global business, with 46.6% of our fiscal 2019 net revenue earned outside of the United States.

In 2011, McAfee was acquired by Intel and operated as a part of a business unit of Intel. Since then, McAfee has grown from $1.9 billion in net revenue in 2011 to $2.6 billion in 2019. Recognizing the growth drivers that would power a surge in our business, in 2017, our Sponsors acquired a controlling interest in McAfee, accelerating our transformational journey to optimize and reinforce our cybersecurity platform. Over the last several years, we have invested in new routes to market and partnerships for the consumer business, and rationalized our enterprise portfolio by divesting our network firewall, email, and vulnerability management businesses to reorient our focus and resources to products that align with our device-to-cloud strategy. We launched MVISION, the cloud-native family of our platform that offers threat defense, management, automation, and orchestration across devices, networks, clouds (IaaS, PaaS, and SaaS), and on-premises environments. We have also made multiple operational changes designed to increase efficiency in our product delivery and go-to-market strategies. These efforts included the transformation of our performance marketing through a digital first approach focused on new customer acquisition, and overall customer retention, through our PC led product experience and consumer application development programs. Our investments in our platform and strategy have reinforced our market leadership, and we intend to continue innovating to protect our customers.

Our financial performance has been characterized by the following:

•	Net revenue was $2,635 million in fiscal 2019 and $1,401 million in the 26 weeks ended June 27, 2020

•	Net loss was $236 million in fiscal 2019 and net income was $31 million in the 26 weeks ended June 27, 2020

•	Net loss margin was 9.0% in fiscal 2019 and net income margin was 2.2% in the 26 weeks ended June 27, 2020

•	Adjusted EBITDA was $799 million in fiscal 2019 and $507 million in the 26 weeks ended June 27, 2020

•	Adjusted EBITDA margin was 30.3% in fiscal 2019 and 36.2% in the 26 weeks ended June 27, 2020

See “Selected Consolidated and Combined Financial and Other Data—Non-GAAP Financial Measures” for a description of adjusted EBITDA, and free cash flow, and a reconciliation of these measures to the nearest financial measure calculated in accordance with generally accepted accounting principles (“GAAP”).

INDUSTRY BACKGROUND

The Internet has led to a hyper connected world and driven profound changes in both personal and business settings. As the Internet continues to evolve, introduce new technologies and reshape our lives, consumers, enterprises, and governments continue to react to multiple important trends.

Online adoption use is global and continues to grow. Globally, people are coming online faster than ever before. According to IDC, there were over 4 billion Internet users in 2020. Additionally, the number of mobile-only Internet users is expected to grow at an approximate 8% compound annual growth rate (“CAGR”) from 2020 to 2024. According to Frost & Sullivan, there were over 6 billion Internet-connected devices worldwide in 2020. This significant growth in the mobile install base is driving the ubiquity of the Internet and online browsing.

The global consumer is completing more of their everyday routine online, expanding their digital footprint. Consumers are more comfortable engaging in critical transactions on mobile devices and their PCs. At the same time, they are rapidly expanding their social interactions and media consumption online, and shifting data storage to cloud-based solutions to store personal photos and large amounts of data that is accessible across any endpoint device. While unlocking consumers’ digital lives allows for convenience, using a greater number of digital platforms increases the surface area that cybercriminals can use to access personal data.

Increased attack surface results in high risk of being hacked and critical data used for profit. Cyberattacks have evolved from rudimentary malware into highly sophisticated, organized and large-scale attacks targeting consumers, governments, and a broad range of industries. According to RiskBased Security, during 2019, over 7,000 data breaches were reported, resulting in over 15 billion records being exposed. We have seen the number of threats from external actors targeting cloud services increase approximately 630% from January 2020 to April 2020. Enterprises have to protect themselves from increasing ransomware attacks which has generated billions of dollars in payments to cybercriminals and inflicted significant damage and expenses for consumers, businesses and governments.

Workplace digital transformation is driving the increased use of cloud-based applications and personal devices, which is straining traditional enterprise defenses. The development of cloud-based SaaS applications and bring-your-own-device adoption has enabled the enterprise employee to bring their professional lives online and into the home. The rapid adoption of cloud applications has increased organizations’ attack surface by moving both threats and sensitive data away from the traditional network perimeter, reducing the effectiveness of many existing security products. Cyberattacks have also fundamentally shifted from not just targeting enterprise infrastructure but also targeting people.

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Complexity of the IT environment and dissolution of the enterprise perimeter. According to IDC, spending on cloud IT infrastructure including cloud software is expected to reach almost $272 billion in 2020, approximately a 16% increase year over year, and expected to grow at a CAGR of 19% from 2020 to 2024.

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Loss of visibility and control. As devices proliferate and perimeters dissolve, organizations are losing visibility and control of data in their environment. As enterprise environments comprise a mix of clouds, networks, and devices, managing data security policies across this heterogeneous, multi-cloud footprint to avoid breaches and demonstrate regulatory compliance is paramount.

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Mobility of the workforce. IDC estimates the mobile worker population in the United States will exceed 93 million by 2024, representing 60% of the total U.S. workforce. As mobile adoption increases, the enterprise attack surface expands. We detected over 35 million total mobile malware incidents in Q4 2019.

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Third party access. Enterprises rely on third parties to help complete certain functions or processes. Providing enterprise network access and data to third parties further increases the attack surface area. Data breaches can result if third party networks are compromised and bad actors gain access to data that allows them to access another enterprise’s network.

Data and IT infrastructure are increasingly interdependent and require comprehensive protection solutions. Primary adversarial threat vectors may consistently apply to either data or networks. Cybersecurity victims may find their data or networks held for ransom (ransomware), denied, exploited, or lost. As adversarial tactics and techniques converge to compromise data or networks, defensive technologies must also holistically apply to data protection and threat defense.

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Data protection. Data is one of the most important corporate assets, making it a top target for cyber criminals. Enterprises need a centralized solution that automatically enforces and updates a consistent policy to protect data everywhere it lives, including the cloud, corporate endpoints, networks, and unmanaged devices.

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Threat defense. The volume and sophistication of cyberattacks continues to increase at a rapid pace. Enterprises need consistent threat defense across endpoint, network, web, and cloud domains to defend against cyberattacks as a vulnerability anywhere has the potential to compromise the entire system.

There is a need for integrated device-to-cloud cybersecurity solutions that secure consumers, enterprises and governments in a connected world by offering the following:

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Comprehensive and convenient security solutions to protect consumers across their digital footprint. Consumers have an increasingly expanding digital presence in their daily lives as they access different online platforms and apps. These daily online interactions require solutions that provide peace of mind and that are designed to meet consumers’ anti-malware, identity, and privacy protection needs that can be used by hundreds of millions of digital users around the globe.

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Consumer protection powered by seamless digital experience across device platforms. Consumers require holistic digital protection for themselves, their families, and their data across devices and platforms whether they are at home, at work, or on the go. This digital protection requires an interface that is simple to set up and use, and provides ongoing protection without hampering device performance and consumer’s digital experience.

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Consumer products to address privacy needs. A growing online presence exposes more personal and financial data that is targeted by malicious hackers for profit. According to Identity Theft Resource Center, more than 490 million individuals were affected by data breaches in 2019 with an estimated global cost of cybercrime of $600 billion per year. Users are increasingly mobile, and thus at a higher risk of connecting to unsecured public Wi-Fi connection, requiring virtual private network (“VPN”) solutions to secure personally identifiable information over unsecured networks.

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Data protection and threat defense for heterogeneous, multi-cloud IT and hybrid environments. With the growing reliance on cloud, new threat vectors have emerged, requiring enterprises and governments to have both device-to-cloud and on premise solutions that protect data and defend against threats across heterogeneous devices and clouds, rather than relying on traditional corporate network boundaries.

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Comprehensive threat intelligence leveraging a unique global sensor network. Consumers, enterprises, and governments require comprehensive threat intelligence that can gather massive amounts of data from multiple domains and devices and translate that data into actionable, real-time insights to protect against the evolving tactics and techniques of cybercriminals. It is challenging for cybersecurity vendors to accomplish this without a systems approach that integrates real-time data collection, machine learning model training and feedback across billions of sensors deployed with consumer, enterprise, and government customers and across multiple defense domains (endpoint, network, gateway, and cloud).

KEY BENEFITS OF OUR SOLUTIONS

We protect consumers, enterprises, and governments with our differentiated ability to detect, analyze, and manage responses to adversarial threats. Our customers trust us to protect and defend their families, data, network and online experience whether it is on a device or in the cloud, at home or on the go.

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Our products are multi-faceted privacy protection solutions that provide consumers security in their everyday lives. Our Personal Protection Service is designed to provide a comprehensive suite of features that protect consumers and their families across their digital lives. Our products provide cross-device identity protection, online privacy, and Internet and device security against the latest virus, malware, spyware and ransomware attacks that are pervasive across all digital devices.

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Our solutions provide a seamless and user friendly experience. With a single McAfee Total Protection subscription, our customers can protect multiples devices without impeding the consumer experience via cloud-based online and offline protection across devices to enjoy security at home and on the go. McAfee Total Protection comes with performance-enhancing features that allow for more productivity and entertainment by automatically assigning more dedicated processor power to the apps you are actively using. Our security, privacy and trust solutions provide a seamless and convenient experience, and an integrated digital moat. We are one of the few scaled cybersecurity companies with integrated data protection and threat defense capabilities built into technologies and solutions that span the digital ecosystem.

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Our solutions with comprehensive features provide consumers peace of mind that their online experience is protected. Our Personal Protection Service is a holistic digital protection of consumers and their families wherever they are, whatever they do and on any device they own. Personal Protection Service encompasses data and device security and identity protection through our suite of products while delivering an experience that is equally easy to use whether on a computer, a mobile smartphone or a tablet and across multiple operating system platforms.

•	Our solutions provide integrated threat defense and data protection, from device to cloud. Our unified cloud and endpoint security solutions provide comprehensive threat detection and data protection from device to cloud with unified policy control and centralized management and incident reporting. We provide customers the ability to easily extend on-premise data policies to multi-cloud environments to secure data wherever it travels or resides and prevent the risk of data loss. Our MVISION Cloud is designed to secure employees working on enterprise cloud services such as Office 365, Salesforce, Box, and Slack.

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Our solutions are supported by our global threat intelligence network, which is bolstered by artificial intelligence, machine learning, and deep learning to increase efficacy and efficiency. Our portfolio leverages over one billion telemetry sensors across multiple domains (device, network, gateway, and cloud) that feed our threat intelligence and insights engines. As of August 2020, our global threat intelligence engine responds to 62.7 billion threat queries and identifies 12.4 million unique threats on an average day. By leveraging artificial intelligence, machine learning, and deep learning, we use complex threat detection and response algorithms that collect data from our vast customer base to correlate events, detect new threats, reduce false positives, and guide analysts through remediation.

MARKET OPPORTUNITY

We estimate that our addressable market comprised of consumer and enterprise security is $30.4 billion in 2020, and is projected to grow at a four-year CAGR of 7.9% and reach $41.2 billion in 2024. According to Frost & Sullivan, the global consumer endpoint security market (comprised of endpoint protection and prevention and consumer privacy and identity protection) addressed by our solutions is expected to reach nearly $13.1 billion in 2020, growing to $18.7 billion in 2024. According to IDC, the addressable enterprise security market addressed by our solutions is expected to reach nearly $17.3 billion in 2020, growing at a CAGR of 6.9% through 2024. The “addressable enterprise security market” represents revenue from five markets (Web Security, SIEM, Network Security, Corporate Endpoint, and Data Loss Protection).

COMPETITIVE STRENGTHS

Our competitive strengths include:

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Brand recognition in both Consumer and Enterprise segments. We have been a trusted provider of cybersecurity products for over 30 years. Built on protecting hundreds of millions of consumers and many of the world’s largest enterprises, our brand recognition drives customer stickiness and bolsters mutually-beneficial long-standing partner relationships.

•

Scale and diversity of threat intelligence network. The McAfee portfolio is continuously enriched by the intelligence gathered from over one billion sensors across diverse domains and multiple segments (consumers, enterprises, and governments) to inform our machine learning, deep learning, and artificial intelligence capabilities.

•

Experienced management team with deep cybersecurity expertise. Our world-class management team has extensive cybersecurity expertise and a proven track record of building innovative products and cultivating effective go-to-market strategies at scaled public and private software businesses.

Competitive strengths specific to our Consumer business include:

•

Holistic cybersecurity solutions seamlessly integrated across the consumers’ entire digital ecosystem. Our holistic personal protection service secures the digital experience and protects privacy of our consumers and their loved ones, across multitude of devices, online, and virtually anywhere. With a single interface, simple set up and ease of use, we provide a seamless and integrated digital moat.

•

Unique footprint across devices. Our consumer solutions protected over 600 million devices as of June 27, 2020. Our massive security footprint spans traditional devices including PCs, mobile devices including smartphones and tablets, home gateways and smart / Internet of Things (“IoT”) devices. The vast data from these endpoints helps inform our intelligence and insights engine.

•

Differentiated omnichannel go-to-market strategy. We have longstanding exclusive partnerships with many of the leading PC and mobile OEMs, communications and ISPs, retailers and ecommerce sites, and search providers. The varied routes to market let us reach the consumer at several crucial moments in their subscription lifecycle.

Competitive strengths specific to our Enterprise business include:

•

Comprehensive device-to-cloud platform spanning cloud, on-premise, and hybrid IT environments. Our endpoint protection platform (“EPP”) and our endpoint detection and response (“EDR”) together protect against advanced threats across heterogeneous device environments. EPP and EDR complements our Unified Cloud Edge (“UCE”) based MVISION Cloud, designed to protect data across a spectrum of cloud and hybrid environments. Along with protection for on-premise deployments, we provide true device-to-cloud cybersecurity.

•

Blue chip enterprise and exclusive government customer base with a long history of partnership. We defend the largest enterprises as well as governments globally. Our customer base included 86% of the Fortune 100, 78% of the Fortune 500, and over 61% of the Global 2000, as of June 27, 2020. Our largest customers are typically our longest tenured customers and purchase the most number of products from our portfolio to meet their business needs.

OUR GROWTH STRATEGY

Our strategy is to maintain and extend our technology leadership in cybersecurity solutions for consumers, enterprises, and governments by driving frictionless and secure digital experiences. The following are key elements of our growth strategy:

•

Continue to leverage our strength as a trusted cybersecurity brand to increase sales from new and existing customers. We have one of the most trusted brands and comprehensive cybersecurity platforms in the market. We will invest in and leverage our brand to tap the significant growth opportunity within our core business, as our portfolio of solutions expands. We will continue to target and educate customers through our various sales & marketing motions.

•

Continue to pursue targeted acquisitions. We have successfully acquired and integrated businesses, including TunnelBear (a consumer VPN provider) and Skyhigh (a leader in cloud access security broker (“CASB”)). We will continue to pursue targeted acquisitions and believe we are well positioned to successfully execute on our acquisition strategy by leveraging our scale, global reach and routes to market, and data assets.

Key elements specific to our Consumer growth strategy include:

•

Invest in new and existing routes to market for consumer customers. We will continue to drive sales through our direct-to-customer channels by investing in digital and performance marketing motions. We also intend to strengthen our value proposition to our PC OEMs, and replicate that success with retail and ecommerce partners, communications service providers, and Internet providers. We intend to drive new customer growth by expanding our relationships with communications service providers and ISPs utilizing the cross-platform functionality of our solutions.

•

Enhance and tailor the subscriber conversion and renewal process. As we expand our routes to market and partnerships, we strive to evolve our conversion and renewal process through approaches such as performance marketing, and educate partners to best support mutually beneficial consumer-centric initiatives.

•

Continue to innovate and enhance our consumer security platform and user experience. To protect our customer’s digital experience across devices, networks and online interactions we plan to continue to invest in new product and platform innovation to help protect data wherever it resides or travels, and defend against threats across multiple domains.

Key elements specific to our Enterprise strategy include:

•

Invest in new and existing routes to market for enterprise and government customers. We will continue to invest in our existing direct sales force to strengthen global reach and scale, and build partnerships with public cloud service providers to enable our cloud customers to streamline deployment of MVISION, the cloud-native family of our enterprise platform. Additionally, we will continue to develop a partnership ecosystem comprised of distributors, managed security service providers (“MSSP”), and systems integrators.

•

Focus on winning in endpoint and cloud security to further enhance our device-to-cloud platform. We are a leader in the emerging cloud security and cloud-native endpoint security markets. Our growing CASB and secure web gateway (“SWG”) cloud security solutions complement our strong EPP and EDR based device protection solutions. We will continue to extend our market leadership as a device-to-cloud security provider and help customers harness the power of our unified security platform.

SALES AND MARKETING

Consumer. Our consumer go-to-market engine consists of a digitally-led omnichannel approach to reach the consumer at crucial moments in their purchase lifecycle including direct to consumer online sales, acquisition through trial pre-loads on PC OEM devices, and other indirect modes via additional partners such as mobile providers, ISPs, electronics retailers, ecommerce sites, and search providers. Our omnichannel approach and strong partnerships work together to increase our presence at key moments of purchase and security engagement for consumers, allowing us to drive customer engagement and acquisition of new customers.

Enterprise. Our enterprise go-to-market strategy leverages direct and indirect routes to market to support customers based on the maturity of our relationship. Our most established accounts are serviced directly by our field sales teams. Emerging accounts and new customers are primarily serviced through a global inside sales engine that work with indirect routes to market. Our enterprise marketing strategy uses a mix of modern digital marketing and traditional marketing approaches. We also use brand awareness campaigns to increase our brand reputation and account-based marketing tactics to support demand generation for high-value customers and prospects.

RECENT OPERATING RESULTS

(Preliminary and Unaudited)

Set forth below are preliminary estimates of unaudited selected financial results for the 13-week period ended September 26, 2020 and actual unaudited financial results for the 13-week period ended September 28, 2019. Our unaudited interim consolidated financial statements for the 13-week period ended September 26, 2020 are not yet available. We have provided ranges, rather than specific amounts, for the preliminary estimates of the financial information described below primarily because our financial closing procedures for the 13-week period ended September 26, 2020 are not yet complete. Such preliminary estimated ranges reflect management’s current views and may change as a result of our financial closing procedures, final adjustments, management’s review of results, and other developments that may arise between now and the time the financial results are finalized, and are subject to the finalization of financial and accounting review procedures (which have yet to be performed) and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with GAAP. We caution you that such preliminary estimates are forward looking statements and are not guarantees of future performance or outcomes and that actual results may differ materially from the estimates described below. See “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our financial results presented below and the actual financial results and other information we will report for the 39-week period ended September 26, 2020. These estimates are not necessarily indicative of the results to be achieved for the remainder of fiscal 2020 or any future period.

The preliminary estimates for the 13-week period ended September 26, 2020 presented below have been prepared by, and are the responsibility of, management. Neither PricewaterhouseCoopers LLP, our independent registered public accounting firm, nor any other independent registered public accounting firm, has audited, reviewed, compiled, or applied any agreed upon procedures with respect to such preliminary information nor has PricewaterhouseCoopers LLP or any other independent registered public accounting firm audited the financial information for the comparative 13-week period ended September 28, 2019. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

13-Week Period Ended
	September 28, 2019	September 26, 2020 (Estimated)
(in millions) (unaudited)	(Actual)	Low	High
Net revenue - Consumer	$	$	$
Net revenue - Enterprise

Net revenue	$	$	$

Operating income (loss) - Consumer	$	$	$
Operating income (loss) - Enterprise

Operating income (loss)	$	$	$

Adjusted EBITDA - Consumer(1)	$	$	$
Adjusted EBITDA - Enterprise(1)

Adjusted EBITDA(1)	$	$	$

(1)	See “—Non-GAAP Financial Measures” for more information.

Total Company

For the 13-week period ended September 26, 2020, we expect our net revenue to be between $             and $             compared to $             for the 13-week period ended September 28, 2019, which represents an estimated [increase/decrease] of between     % and     %. The expected [increase/decrease] in our net revenue was primarily driven by                 . We expect our operating income (loss) to be between $             and $             compared to $             for the 13-week period ended September 28, 2019, which represents an estimated [increase/decrease] of between     % and     %. We expect our adjusted EBITDA to be between $             and $             compared to

$             for the 13-week period ended September 28, 2019, which represents an estimated [increase/decrease] of between     % and     %. The expected [increase/decrease] in our operating income (loss) and our adjusted EBITDA was primarily driven by                 .

Consumer

For the 13-week period ended September 26, 2020, we expect our Consumer net revenue to be between $             and $             compared to $             for the 13-week period ended September 28, 2019, which represents an estimated [increase/decrease] of between     % and     %. The expected [increase/decrease] in our Consumer net revenue was primarily driven by                 . We expect our Consumer operating income (loss) to be between $             and $             compared to $             for the 13-week period ended September 28, 2019, which represents an estimated [increase/decrease] of between     % and     %. We expect our Consumer adjusted EBITDA to be between $             and $             compared to $             for the 13-week period ended September 28, 2019, which represents an estimated [increase/decrease] of between     % and     %. The expected [increase/decrease] in our Consumer operating income (loss) and our Consumer adjusted EBITDA was primarily driven by                .

Enterprise

For the 13-week period ended September 26, 2020, we expect our Enterprise net revenue to be between $             and $             compared to $             for the 13-week period ended September 28, 2019, which represents an estimated [increase/decrease] of between     % and     %. The expected [increase/decrease] in our Enterprise net revenue was primarily driven by                 . We expect our Enterprise operating income (loss) to be between $             and $             compared to $             for the 13-week period ended September 28, 2019, which represents an estimated [increase/decrease] of between     % and     %. We expect our Enterprise adjusted EBITDA to be between $             and $             compared to $             for the 13-week period ended September 28, 2019, which represents an estimated [increase/decrease] of between     % and     %. The expected [increase/decrease] in our Enterprise operating income (loss) and our Enterprise adjusted EBITDA was primarily driven by                .

Non-GAAP Financial Measures

The following table provides reconciliations of our preliminary estimates of adjusted EBITDA, Consumer adjusted EBITDA, and Enterprise adjusted EBITDA to our preliminary estimates of operating income (loss), Consumer operating income (loss), and Enterprise operating income (loss), respectively, for the 13-week period ended September 26, 2020, and reconciliations of actual adjusted EBITDA, Consumer adjusted EBITDA, and Enterprise adjusted EBITDA to actual operating income (loss), Consumer operating income (loss), and Enterprise operating income (loss), respectively, for the 13-week period ended September 28, 2019.

13-Week Period Ended
	September 28, 2019	September 26, 2020 (Estimated)
(in millions) (unaudited)	(Actual)	Low	High
Operating income (loss)	$	$	$

Add: Amortization
Add: Equity-based compensation
Add: Cash in lieu of equity awards(1)
Add: Acquisition and integration costs(2)
Add: Restructuring and transition(3)
Add: Management fees(4)
Add: Implementation costs of adopting ASC Topic 606
Add: Transformation initiatives(5)
Less: Executive severance(6)

13-Week Period Ended
	September 28, 2019	September 26, 2020 (Estimated)
(in millions) (unaudited)	(Actual)	Low	High
Add: Depreciation

Adjusted EBITDA	$	$	$

Operating income (loss)—Consumer	$	$	$

Add: Amortization
Add: Equity-based compensation
Add: Cash in lieu of equity awards(1)
Add: Acquisition and integration costs(2)
Add: Restructuring and transition(3)
Add: Management fees(4)
Add: Implementation costs of adopting ASC Topic 606
Add: Transformation initiatives(5)
Less: Executive severance(6)
Add: Depreciation

Adjusted EBITDA—Consumer	$	$	$

Operating income (loss)—Enterprise	$	$	$

Add: Amortization
Add: Equity-based compensation
Add: Cash in lieu of equity awards(1)
Add: Acquisition and integration costs(2)
Add: Restructuring and transition(3)
Add: Management fees(4)
Add: Implementation costs of adopting ASC Topic 606
Add: Transformation initiatives(5)
Less: Executive severance(6)
Add: Depreciation

Adjusted EBITDA—Enterprise	$	$	$

(1)

As a result of the Sponsor Acquisition, cash awards were provided to certain employees who held Intel equity awards in lieu of equity in Foundation Technology Worldwide LLC. In addition, as a result of the Skyhigh acquisition, cash awards were provided to certain employees who held Skyhigh equity awards in lieu of equity in Foundation Technology Worldwide LLC and vest over multiple periods based on employee service requirements. As these rollover awards reflect one-time grants to former employees of the Predecessor Business and Skyhigh Networks in connection with these transactions, and the Company does not have a comparable cash-based compensation plan or program in existence, we believe this expense is not reflective of our ongoing results.

(2)

Represents both direct and incremental costs in connection with business acquisitions, including acquisition consideration structured as cash retention, third party professional fees, and other integration costs.

(3)

Represents both direct and incremental costs associated with our separation from Intel, including standing up our back office and costs to execute strategic restructuring events, including third-party professional fees and services, transition services provided by Intel, severance, and facility restructuring costs.

(4)

Represents management fees paid to certain affiliates of our Sponsors and Intel pursuant to the Management Services Agreement. The Management Services Agreement will terminate in connection with this offering and we will be required to pay a one-time fee of $             to such parties.

(5)

Represents costs incurred in connection with transformation of the business post-Intel separation. Also includes the cost of workforce restructurings involving both eliminations of positions and relocations to lower cost locations in connection with MAP and other transformational initiatives, strategic initiatives to improve customer retention, activation to pay and cost synergies, inclusive of duplicative run rate costs related to facilities and data center rationalization.

(6)	Represents severance to be paid for executive terminations not associated with a strategic restructuring event.

Consumer operating income and Enterprise operating income are the most directly comparable GAAP measures with respect to Consumer adjusted EBITDA and Enterprise adjusted EBITDA. However, we cannot reconcile our estimated range of adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, without unreasonable efforts because of the unpredictable or unknown nature of certain significant items excluded from adjusted EBITDA and the resulting difficulty in quantifying the amounts thereof that are necessary to estimate net income (loss). Specifically, we are unable to estimate our income tax (expense) benefit for the period because we have not completed our evaluation of the impact of various events during the period on income tax (expense) benefit for the period. We expect the variability of these items could have a significant impact on our actual GAAP financial results. See “Selected Consolidated and Combined Financial and Other Data—Non-GAAP Financial Measures” for a description of adjusted EBITDA, how we calculate this measure, and more information on our use and the limitations of adjusted EBITDA as a measure of our financial performance.

SUMMARY RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus, and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Class A common stock. Among these important risks are the following:

•	our ability to predict our results of operations, which may fluctuate significantly;

•	the effect of the COVID-19 pandemic on our business;

•	changing customer requirements or industry and market developments;

•	the high level of competition in our industry;

•	our ability to retain customers and to expand sales of our solutions to them;

•	our reliance on third-party partners to facilitate the sale of our products and solutions;

•	the importance of our relationships with our channel partners;

•	the potential need to change pricing models to compete;

•	actual or perceived defects, errors, or vulnerabilities in our solutions or an actual or perceived failure to identify, prevent, or block cyberattacks;

•	a failure to adapt our product and service offerings to changing customer demands or a lack of customer acceptance of new or enhanced solutions;

•	our leverage could adversely affect our ability to raise additional capital to fund our operations;

•	our Sponsors’ and Intel’s significant influence over us and our status as a “controlled company” under the rules of the Exchange; and

•	the other factors identified under the heading “Risk Factors” beginning on page 29 of this prospectus.

SPONSOR ACQUISITION

Through April 3, 2017, the Predecessor Business was operated as a part of a business unit of Intel. Also prior to April 3, 2017, McAfee, Inc., a Delaware corporation, was then a wholly-owned subsidiary of Intel, was converted into a Delaware limited liability company, McAfee, LLC. Following such conversion, Intel contributed McAfee, LLC to Foundation Technology Worldwide LLC, a wholly-owned subsidiary of Intel. On April 3, 2017, Intel and its subsidiaries transferred assets and liabilities of the Predecessor Business not already held through Foundation Technology Worldwide LLC to Foundation Technology Worldwide LLC. Immediately thereafter on April 3, 2017, our Sponsors and certain of their co-investors acquired a majority stake in Foundation Technology Worldwide LLC, which we refer to, collectively, as the Sponsor Acquisition. Following the Sponsor Acquisition, our Sponsors and certain of their co-investors owned 51.0% of the common equity interests in Foundation Technology Worldwide LLC, with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests. We have operated as a standalone company at all times following the Sponsor Acquisition.

SUMMARY OF THE REORGANIZATION TRANSACTIONS AND OUR STRUCTURE

Our business is conducted through Foundation Technology Worldwide LLC and its subsidiaries. Our existing equity owners consist of holders of LLC Units and MIUs of Foundation Technology Worldwide LLC. We refer to the holders of LLC Units following the closing of this offering (other than the Company and our subsidiaries) as “Continuing LLC Owners.” We refer to those of our pre-IPO investors and certain of their affiliates who will receive shares of Class A common stock in connection with the Reorganization Transactions and who will not hold LLC Units as “Continuing Corporate Owners,” and together with the Continuing LLC Owners, as “Continuing Owners.” We refer to the holders of MIUs as well as members of management who elect to exchange their MIUs for Class A common stock as “Management Owners.”

Following the Reorganization Transactions described under the heading “The Reorganization Transactions” elsewhere in this prospectus, the Continuing Owners will include Intel, the Sponsors, and certain of their co-investors. Following the Reorganization Transactions and the completion of this offering, our Sponsors and Intel will control approximately     % of the combined voting power of our outstanding common stock. McAfee Corp. was formed for the purpose of this offering and to date has engaged only in activities in contemplation of this offering.

This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. The Up-C structure can allow existing owners of a partnership (or limited liability company that is treated as a partnership for U.S. federal income tax purposes) to continue to realize the tax benefits associated with their ownership of an entity that is treated as a partnership for income tax purposes following an initial public offering, and provides potential tax benefits and associated cash flow to both the issuer corporation and the existing owners of the partnership (or limited liability company that is treated as a partnership for U.S. federal income tax purposes). One of these benefits is that future taxable income of Foundation Technology Worldwide LLC that is allocated to the Continuing LLC Owners will be taxed on a flow-through basis and therefore is not expected to be subject to corporate taxes at the level of Foundation Technology Worldwide LLC or the Company. Additionally, because the Continuing LLC Owners will have certain rights to exchange their LLC Units for cash based upon the market price of our Class A common stock or, at our option, for shares of our Class A common stock, the Up-C structure also provides the Continuing LLC Owners with potential liquidity that holders of interests in non-publicly traded limited liability companies are not typically afforded. See “Description of Capital Stock” and “Risk Factors—Risks Related to Our Organizational Structure.”

In connection with the Reorganization Transactions described under the heading “The Reorganization Transactions” elsewhere in this prospectus, the limited liability company agreement of Foundation Technology

Worldwide LLC will be amended and restated, and McAfee Corp. will become the sole managing member of Foundation Technology Worldwide LLC. McAfee Corp. will issue to the Continuing LLC Owners one share of our Class B common stock for each LLC Unit held by the Continuing LLC Owners. The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of McAfee Corp. McAfee Corp. will be the sole managing member of Foundation Technology Worldwide LLC, and the other members of Foundation Technology Worldwide LLC will take no part in the management of the Company’s business. Therefore, McAfee Corp. will control all aspects of the business of Foundation Technology Worldwide LLC.

The Continuing LLC Owners will have the right, from time to time and subject to certain restrictions, to exchange one or more of their LLC Units for (1) either (i) cash based upon the market price of the shares of our Class A common stock, or (ii) at our option, shares of our Class A common stock on a one-for-one basis (and we will cancel a corresponding number of shares of Class B common stock by the exchanging member in connection therewith, to the extent the exchanging member has shares of Class B common stock), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions and (2) payments of additional amounts pursuant to the tax receivable agreement. The holders of MIUs will have the right, from time to time and subject to certain restrictions, to exchange their MIUs for LLC Units, which will then be immediately redeemed for shares of Class A common stock, based on the value of such MIUs relative to their applicable distribution threshold.

Immediately following this offering, after giving effect to the Reorganization Transactions, McAfee Corp. will be a holding company, and its sole material asset held directly or through wholly-owned subsidiaries will be its equity interest in Foundation Technology Worldwide LLC. As the managing member of Foundation Technology Worldwide LLC, McAfee Corp. will operate and control all of the business and affairs of Foundation Technology Worldwide LLC and, through Foundation Technology Worldwide LLC and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in Foundation Technology Worldwide LLC, we will have the sole voting interest in, and control the management of, Foundation Technology Worldwide LLC. As a result, McAfee Corp. will consolidate Foundation Technology Worldwide LLC in its consolidated financial statements and will report a noncontrolling interest related to the LLC Units held by the Continuing LLC Owners in our consolidated financial statements. Following the Reorganization Transactions, McAfee Corp. will own directly or indirectly LLC Units representing     % of the economic interest in Foundation Technology Worldwide LLC (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The purchasers in this offering (i) will own shares of Class A common stock, representing approximately     % of the combined voting power of all of McAfee Corp.’s shares of common stock (or approximately     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) will own     % of the economic interest in McAfee Corp. (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (iii) through McAfee Corp.’s ownership of LLC Units, indirectly will hold (applying the percentages in the preceding clause (ii) to McAfee Corp.’s percentage economic interest in Foundation Technology Worldwide LLC) approximately     % of the economic interest in Foundation Technology Worldwide LLC (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Reorganization Transactions, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

See “The Reorganization Transactions” elsewhere in this prospectus for a description of our structure and the Reorganization Transactions.

OUR SPONSORS

TPG. TPG is a leading global alternative asset firm founded in 1992 with more than $83 billion of assets under management as of June 30, 2020 and offices in Austin, Beijing, Fort Worth, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, San Francisco, Seoul, Singapore, and Washington, DC. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth equity, real estate, and public equity. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio. TPG has extensive technology expertise with investments that have included Box, C3.ai, Checkmarx, Digital.ai, Domo, Ellucian, Expanse, GuardiCore, IQVIA, Kaseya, LLamasoft, Noodle.ai, Tanium, Transporeon, Wellsky, Wind River, and Zscaler.

Thoma Bravo. Thoma Bravo is a leading private equity firm with a 40+ year history, including more than $50 billion in capital commitments, and a focus on investing in software and technology companies. Thoma Bravo pioneered the buy-and-build investment strategy, and first applied this strategy to the software and technology industries 20+ years ago. Since then, the firm has acquired more than 260 software and technology companies representing over $78 billion of value. Thoma Bravo’s investment philosophy is centered around working collaboratively with existing management teams to help drive operating results and innovation. It executes through a partnership-driven approach supported by a set of management principles, operating metrics, and business processes. Thoma Bravo supports its companies by investing in growth initiatives and strategic acquisitions designed to drive long-term value.

CORPORATE INFORMATION

McAfee Corp. was formed in Delaware on July 19, 2019. We have no material assets other than our ownership of the LLC Units and have not engaged in any business activities except in connection with this offering and the Reorganization Transactions described above. Our principal executive offices are located at 6220 America Center Drive, San Jose, California 95002, and our telephone number is (866) 622-3911. Our Internet website is www.mcafee.com. The information on, or that can be accessed through, our website and the other websites that we present in this prospectus is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our Class A common stock.

Channels for Disclosure of Information

Investors, the media, and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.mcafee.com), press releases, public conference calls, and public webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

THE OFFERING

Issuer in this offering	McAfee Corp.

Class A common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class A common stock offered by the selling stockholders . . .	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Underwriters’ option to purchase additional shares of Class A common stock from us and the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock to be outstanding after this offering	shares (or shares upon the purchase by us directly or indirectly of issued and outstanding LLC Units together with an equal number of shares of Class B common stock from certain Continuing LLC Owners). In connection with this offering, shares of our Class B common stock will be issued in equal proportion to new LLC Units held by the Continuing Owners. Each LLC Unit of Foundation Technology Worldwide LLC will be exchangeable for cash or (at our option) for one share of Class A common stock and we will cancel a share of Class B common stock held by the exchanging member in connection therewith (to the extent the exchanging member has shares of Class B common stock). See “The Reorganization Transactions—The Reorganization Transactions—Exchange Mechanics.”

Voting power held by holders of Class A common stock after giving effect to this offering by us (and the expected use of proceeds therefrom) and the selling stockholders	%

Voting power held by holders of Class B common stock after giving effect to this offering by us (and the expected use of proceeds therefrom) and the selling stockholders	%

Voting rights	Following the Reorganization Transactions, holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or as otherwise provided by our certificate of incorporation. Each share of Class A common stock and Class B common stock will entitle its holder to one vote per share on all such matters. See “Description of Capital Stock.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds from the sale by the Company of shares of Class A common stock in this offering to purchase directly or indirectly (i) newly-issued LLC Units from Foundation Technology Worldwide LLC and (ii) issued and outstanding LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners (or LLC Units and an equal number of shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a purchase price per unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. Foundation Technology Worldwide LLC will pay the unpaid expenses of this offering, which we estimate will be $ in the aggregate. Foundation Technology Worldwide LLC will not receive any proceeds that we use to purchase LLC Units and an equal number of shares of Class B common stock from Continuing LLC Owners, and we will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders. We intend to cause Foundation Technology Worldwide LLC to use the remainder of the net proceeds from the offering as follows:

•	approximately $ million to repay a portion of our Second Lien Term Loan (as defined in “Description of Certain Indebtedness”); and

•

the remainder for working capital and other general corporate purposes, including the acquisition of, or investment in complementary products, technologies, solutions, or businesses, although we have no present commitments or agreements to enter into any acquisitions or investments.

See “Use of Proceeds.”

Conflicts of Interest

Affiliates of TPG beneficially own in excess of 10% of our issued and outstanding common stock. Because TPG Capital BD, LLC, an affiliate of TPG, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, TPG Capital BD, LLC is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. See ‘‘Underwriters (Conflicts of Interest).”

Dividend policy	Following completion of this offering, we expect that Foundation Technology Worldwide LLC will initially pay a cash distribution to its members on a quarterly basis at an aggregate annual rate of approximately $ million. McAfee Corp. is expected to receive a portion of any such distribution through the LLC Units it holds directly or indirectly through its wholly-owned subsidiaries on the record date for any such distribution declared by Foundation Technology Worldwide LLC, which is expected to equal the number of shares of Class A common stock outstanding on such date. McAfee Corp. expects to use the proceeds it receives from such quarterly distribution to declare a cash dividend on its shares of Class A common stock. The timing, declaration, amount of, and payment of any such dividends will be made at the discretion of McAfee Corp.’s board of directors, subject to applicable laws, and will depend upon many factors, including the amount of the distribution received by McAfee Corp. from Foundation Technology Worldwide LLC, our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that McAfee Corp.’s board of directors may deem relevant. Moreover, if, as expected, McAfee Corp. determines to initially pay a dividend following any quarterly distributions from Foundation Technology Worldwide LLC, there can be no assurance that McAfee Corp. will continue to pay dividends in the same amounts or at all thereafter. See “Dividend Policy.”

Immediately following this offering and after giving effect to the Reorganization Transactions, McAfee Corp. will be a holding company, and its principal asset (directly or through holding companies) will be its equity interest in Foundation Technology Worldwide LLC. If McAfee Corp. decides to pay any other dividend on our Class A common stock in the future, it would likely need to cause Foundation Technology Worldwide LLC to make distributions to McAfee Corp. and its wholly-owned subsidiaries in an amount sufficient to pay such dividend. If Foundation Technology Worldwide LLC makes such distributions to McAfee Corp. and its wholly-owned subsidiaries, the other holders of LLC Units will be entitled to receive pro rata distributions, as well as, in certain cases, the holders of MIUs.

Currently, the provisions of our Senior Secured Credit Facilities place certain limitations on the amount of cash dividends we can pay. See “Description of Certain Indebtedness.”

Exchange rights of holders of LLC Units	In connection with the Reorganization Transactions and this offering, the limited liability company agreement of Foundation Technology

Worldwide LLC will be amended and restated and will provide the ability (subject to certain limitations) to exchange one or more LLC Units for cash or, at our option, together with the corresponding number of shares of Class B common stock, as applicable, for shares of Class A common stock of McAfee Corp. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The holders of MIUs will have the right, from time to time and subject to certain restrictions, to exchange their MIUs for LLC Units, which will then be immediately redeemed for shares of Class A common stock, based on the value of such MIUs relative to their applicable distribution threshold. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Amended and Restated Limited Liability Company Agreement of Foundation Technology Worldwide LLC.”

Tax receivable agreement	Prior to the completion of this offering, we will enter into a tax receivable agreement with certain of our Continuing Owners that provides for the payment by McAfee Corp. to such pre-IPO owners and certain of their affiliates of % of the benefits, if any, that McAfee Corp. is deemed to realize (calculated using certain assumptions) as a result of (i) all or a portion of McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) acquired in connection with the Reorganization Transactions, (ii) increases in McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) and tax basis adjustments in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) as a result of sales or exchanges of LLC Units after this offering, (iii) certain tax attributes of the corporations McAfee Corp. acquires in connection with the Reorganization Transactions (including their allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries)), and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that McAfee Corp. would otherwise be required to pay in the future. Actual tax benefits realized by McAfee Corp. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of McAfee Corp. and not of Foundation Technology Worldwide LLC. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Tax Receivable Agreement.”

Controlled Company	Upon the completion of this offering, our Sponsors and Intel will control approximately % of the combined voting power of our outstanding common stock. As a result, we will be a “controlled company” under the Exchange corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our Class A common stock.

Exchange symbol	“MCFE”

Unless otherwise indicated, the number of shares of Class A common stock to be outstanding after this offering is based on                  shares of Class A common stock outstanding immediately following the Reorganization Transactions and excludes the following:

•	shares of Class A common stock issuable upon exchange or redemption of LLC Units, together with corresponding shares of Class B common stock;

•

                shares of Class A common stock that would be outstanding if all MIUs were exchanged for shares of Class A common stock, excluding MIUs with performance-based vesting conditions whose vesting conditions would not be satisfied, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same;

•	shares of Class A common stock issuable upon exercise of outstanding awards under our equity incentive plans as of at a weighted average exercise price of $ per share of Class A common stock;

•	shares of Class A common stock reserved for future issuance under our equity incentive plans as of ; and

•	shares of Class A common stock authorized for sale under the Employee Stock Purchase Plan (“ESPP”) as of , which will become effective prior to the completion of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the consummation of the Reorganization Transactions;

•	the adoption of our amended and restated certificate of incorporation and our amended and restated bylaws to be effective immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our Class A common stock in this offering.

SUMMARY CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following table sets forth the summary consolidated and combined financial and other data of Foundation Technology Worldwide LLC for the periods presented and at the dates indicated below. Following this offering, Foundation Technology Worldwide LLC will be considered our legal predecessor. For accounting purposes, the terms “Predecessor” or “Predecessor Business” and “Successor” or “Successor Business” used below and throughout this prospectus refer to the periods prior and subsequent to the Sponsor Acquisition on April 3, 2017, respectively.

The summary combined statements of operations and cash flows data presented below for the period from January 1, 2017 to April 3, 2017 relate to the Predecessor Business and are derived from audited combined financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations and cash flows data for the period from April 4, 2017 to December 30, 2017 and fiscal 2018, and fiscal 2019 relate to the Successor Business and are derived from audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations and cash flows data for the 26-week periods ended June 29, 2019 and June 27, 2020, and the consolidated balance sheet data as of June 27, 2020, relate to the Successor Business and are derived from unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. On April 3, 2017, our Sponsors and certain of their co-investors acquired a majority stake in Foundation Technology Worldwide LLC pursuant to the Sponsor Acquisition. Following the Sponsor Acquisition, our Sponsors and certain of their co-investors owned 51.0% of the common equity interest in Foundation Technology Worldwide LLC, with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests.

Subsequent to the Sponsor Acquisition, we undertook various transformation and restructuring activities to improve cost synergies, consumer customer retention and engagement, consumer customer conversion and acquisition strategies, and enterprise go-to-market and support strategies. These activities changed our operations and structure impacting the comparability of our operating results.

We adopted Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, or ASC Topic 606, on December 31, 2017, using the modified retrospective transition method. Under this method, results for reporting periods beginning on December 31, 2017 are presented in accordance with ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC Topic 605, Revenue Recognition.

We maintain a 52- or 53-week fiscal year that ends on the last Saturday in December. Period ended April 3, 2017 is a 13-week period starting on January 1, 2017. Period ended December 30, 2017 is a 39-week fiscal period starting on April 4, 2017. Fiscal 2018 is a 52-week year starting on December 31, 2017 and ending on December 29, 2018. Fiscal 2019 is a 52-week year starting on December 30, 2018 and ending on December 28, 2019. 26-week period ended June 29, 2019 is a 26-week period starting on December 30, 2018 and ending on June 29, 2019. 26-week period ended June 27, 2020 is a 26-week period starting on December 29, 2019 and ending on June 27, 2020.

Selected historical consolidated financial data for McAfee Corp. has not been provided, as McAfee Corp. is a newly incorporated entity and has had no business transactions or other activities to date and no assets or liabilities during the periods presented below.

The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair statement of the financial condition and results of operations as of and for such periods. Operating results for the periods presented are not necessarily indicative of the results that may be expected in future periods, and operating results for the 26-week period ended June 27, 2020 are not necessarily indicative of results for the full year. The following information should be read in conjunction with “The Reorganization Transactions,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Information” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

Results of Operations Data

	Predecessor	Successor	Successor		Successor
(in millions except per unit and share data)	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue	$586	$1,490	$2,409	$2,635	$1,291	$1,401
Cost of sales(1)	163	542	840	843	429	410

Gross profit	423	948	1,569	1,792	862	991
Operating expenses:
Sales and marketing(1)	212	584	815	770	383	348
Research and development(1)	127	323	406	380	193	186
General and administrative(1)	51	157	253	272	123	138
Amortization of intangibles	40	167	232	222	113	110
Restructuring and transition charges	66	123	36	22	15	9

Total operating expenses	496	1,354	1,742	1,666	827	791

Operating income (loss)	(73)	(406)	(173)	126	35	200
Interest expense and other, net	(1)	(159)	(307)	(295)	(143)	(150)
Foreign exchange gain (loss), net	3	(9)	30	20	1	(6)

Income (loss) before income taxes	(71)	(574)	(450)	(149)	(107)	44
Provision for income tax expense	8	33	62	87	39	13

Net income (loss)	$(79)	$(607)	$(512)	$(236)	$(146)	$31

Net income (loss) per unit, basic		$(6.58)	$(5.48)	$(2.51)	$(1.55)	$0.33
Net income (loss) per unit, diluted		$(6.58)	$(5.48)	$(2.51)	$(1.55)	$0.32
Weighted-average units outstanding, basic		92.3	93.4	94.1	94.0	94.5
Weighted-average units outstanding, diluted		92.3	93.4	94.1	94.0	97.0
Pro forma net income (loss) per share data:
Pro forma net income (loss) per share, basic(2)
Pro forma net income (loss) per share, diluted(2)

Pro forma weighted-average shares of Class A common stock outstanding, basic(2)
Pro forma weighted-average shares of Class A common stock outstanding, diluted(2)

Statements of Cash Flows Data
Net cash provided by (used in):
Operating activities	$(65)	$316	$319	$496	$96	$288
Investing activities	(10)	(39)	(677)	(63)	(24)	(33)
Financing activities	(23)	87	459	(734)	(407)	(162)

(1)	Includes equity-based compensation expense as follows:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Cost of sales	$3	$—	$1	$1	$1	$—
Sales and marketing	9	3	6	5	2	1
Research and development	8	2	13	12	6	3
General and administrative	3	3	8	7	3	15

Total equity-based compensation expense	$23	$8	$28	$25	$12	$19

(2)

The calculation of unaudited basic and diluted pro forma net income (loss) per share reflects certain pro forma adjustments in accordance with Article 11 of Regulation S-X. See “Unaudited Pro Forma Consolidated Financial Information.”

Consolidated Balance Sheet Data

	As of June 27, 2020
(in millions)	Actual	Pro Forma(1)
Cash and cash equivalents	$257
Working capital(2)	(1,279)
Total assets	5,548
Current and long-term deferred revenue	2,265
Current and long-term debt, net of borrowing costs	4,703
Redeemable units	17
Accumulated deficit	(1,354)
Total deficit	(2,282)

(1)

Pro forma reflects the (i) effect of the Reorganization Transactions, (ii) issuance of                  shares of Class A common stock by us in this offering and the receipt of approximately $                 million in net proceeds from the sale of such shares, assuming an initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses, and (iii) application of the estimated proceeds of the offering. See “Use of Proceeds.”

(2)	Working capital is comprised of current assets less current liabilities.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of Class A common stock, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the net proceeds received by us to increase or decrease, respectively, by approximately $                 million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Foundation Technology Worldwide LLC to be used by it for working capital and general corporate purposes.

Non-GAAP Financial Measures

We believe that in addition to our results determined in accordance with GAAP, billings, adjusted operating income, adjusted operating income margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted net income margin, and free cash flow are useful in evaluating our business, results of operations and financial condition. We believe that this non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period to period comparisons of operations, as these eliminate the effects of certain variables from period to period for reasons that we do not believe reflect our underlying business performance. However, non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

See “Selected Consolidated and Combined Financial and Other Data—Non-GAAP Financial Measures” for explanations of how we calculate these measures and for reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue	$586	$1,490	$2,409	$2,635	$1,291	$1,401
Billings	589	1,992	2,717	2,820	1,303	1,374
Operating income (loss)	(73)	(406)	(173)	126	35	200
Operating income (loss) margin	(12.5)%	(27.2)%	(7.2)%	4.8%	2.7%	14.3%
Net income (loss)	$(79)	$(607)	$(512)	$(236)	$(146)	$31
Net income (loss) margin	(13.5)%	(40.7)%	(21.3)%	(9.0)%	(11.3)%	2.2%
Adjusted operating income	$58	$123	$480	$733	$341	$478
Adjusted operating income margin	9.9%	8.3%	19.9%	27.8%	26.4%	34.1%
Adjusted EBITDA	$76	$170	$540	$799	$373	$507
Adjusted EBITDA margin	13.0%	11.4%	22.4%	30.3%	28.9%	36.2%
Adjusted net income (loss)	$49	$(105)	$143	$396	$163	$303
Adjusted net income (loss) margin	8.4%	(7.0)%	5.9%	15.0%	12.6%	21.6%
Net cash provided by (used in) operating activities	$(65)	$316	$319	$496	$96	$288
Net cash provided by (used in) investing activities	(10)	(39)	(677)	(63)	(24)	(33)
Net cash provided by (used in) financing activities	(23)	87	459	(734)	(407)	(162)
Free cash flow	(94)	277	257	435	74	260

Billings

We define billings as net revenue recognized in accordance with GAAP plus the change in deferred revenue from the beginning to the end of the period, excluding the impact of deferred revenue assumed through acquisitions during the period. We view billings as a key metric, as it includes changes in our deferred revenue during the period, which is an important indicator of future trends and is a significant percentage of future revenue.

Adjusted Operating Income, Adjusted Operating Income Margin, Adjusted EBITDA, and Adjusted EBITDA Margin

We regularly monitor adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin to assess our operating performance. We define adjusted operating income for the total Company as net income (loss), excluding the impact of amortization of intangible assets, equity-based compensation expense, interest expense and other, net, provision for income tax expense, foreign exchange (gain) loss, net, and other costs that we do not believe are reflective of our ongoing operations. We define adjusted operating income for our Consumer and Enterprise segments as segment operating income (loss), excluding the impact of amortization of intangible assets, equity-based compensation expense and other costs attributable to the segment that we do not believe are reflective of the segment’s ongoing operations. We present this reconciliation of adjusted operating income (loss) to operating income for Consumer and Enterprise segments because operating income (loss) is the primary measure of profitability used to assess segment performance, and is therefore the most directly comparable GAAP financial measure for our operating segments.

Adjusted operating income margin is calculated as adjusted operating income divided by net revenue. We define adjusted EBITDA as adjusted operating income, excluding the impact of depreciation expense and other non-operating costs. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenue. We believe presenting adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin provides management and investors consistency and comparability with our past financial performance and facilitates period to period comparisons of operations, as it eliminates the effects of certain variations unrelated to our overall performance. Adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted operating income and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted operating income and adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	adjusted operating income and adjusted EBITDA do not reflect income tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted operating income and adjusted EBITDA differently, which reduce their usefulness as comparative measures.

Because of these limitations, you should consider adjusted operating income and adjusted EBITDA alongside other financial performance measures, including operating income (loss), net income (loss) and our other GAAP results. In evaluating adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin. Adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin are not presentations made in accordance with GAAP and the use of these terms vary from other companies in our industry.

Adjusted Net Income and Adjusted Net Income Margin

We regularly monitor adjusted net income, and adjusted net income margin to assess our operating performance. We define adjusted net income as net income (loss), excluding the impact of amortization of intangible assets, amortization of debt issuance costs, equity-based compensation expense, other costs, and certain non-recurring tax benefits and expenses that we do not believe to be reflective of our ongoing operations and the tax impact of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by net revenue. Adjusted net income and adjusted net income margin have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although amortization is non-cash charge, the assets being amortized may have to be replaced in the future, and adjusted net income does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted net income does not reflect changes in, or cash requirements for, our working capital needs;

•	other companies, including companies in our industry, may calculate adjusted net income differently, which reduce its usefulness as comparative measures.

Because of these limitations, you should consider adjusted net income alongside other financial performance measures, including operating income (loss), net income (loss) and our other GAAP results. In evaluating adjusted net income and adjusted net income margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted net income margin should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted net income and adjusted net income margin. Adjusted net income and adjusted net income margin are not presentations made in accordance with GAAP and the use of these terms vary from other companies in our industry.

Free Cash Flow

We define free cash flow as net cash provided by operating activities less capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening the balance sheet.

Our Operating Segments

We manage our business in two operating segments, Consumer and Enterprise. A significant portion of our operating segments’ operating expenses are allocated from shared resources based on the estimated utilization of services provided to or benefits received by the operating segments. See Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

The table below summarizes our results of operations by segment for fiscal 2018 compared to fiscal 2019 and the 26-week periods ended June 29, 2019 and June 27, 2020. We believe adjusted EBITDA is useful in evaluating our business, but should not be considered in isolation or as a substitute for GAAP. See “Selected Consolidated and Combined Financial and Other Data—Non-GAAP Financial Measures” for explanations of how we calculate these measures and for reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)	December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue - Consumer	$1,161	$1,303	$634	$737
Net revenue - Enterprise	1,248	1,332	657	664

Net revenue	$2,409	$2,635	$1,291	$1,401

Consumer operating income - Consumer	$107	$277	$127	$201
Consumer operating income (loss) - Enterprise	(280)	(151)	(92)	(1)

Operating income (loss)	$(173)	$126	$35	$200

Adjusted EBITDA - Consumer	$431	$580	$279	$354
Adjusted EBITDA - Enterprise	109	219	94	153

Adjusted EBITDA	$540	$799	$373	$507

RISK FACTORS

This offering and investing in shares of our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, prospects, results of operations, and financial condition could suffer materially, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. Please also see “Cautionary Note Regarding Forward-Looking Statements.” In addition, the impacts of the COVID-19 pandemic and any worsening of the economic environment may exacerbate the risks described below, any of which could have a material impact on us. This situation is changing rapidly and additional impacts may arise that we are not currently aware of.

Risks Related to Our Business and Industry

Our results of operations can be difficult to predict and may fluctuate significantly, which could result in a failure to meet investor expectations.

Our results of operations have in the past varied, and may in the future vary, significantly from period to period due to a number of factors, many of which are outside of our control, including the macroeconomic environment. These factors limit our ability to accurately predict our results of operations and include factors discussed throughout this “Risk Factors” section, including the following:

•	the level of competition in our markets, including the effect of new entrants, consolidation, and technological innovation;

•	macroeconomic conditions in our markets, both domestic and international, as well as the level of discretionary technology spending;

•	fluctuations in demand for our solutions;

•

disruptions in our business operations or target markets caused by, among other things, terrorism or other intentional acts, pandemics, such as the COVID-19 pandemic, riots, protests or political unrest, or earthquakes, floods, or other natural disasters;

•	variability and unpredictability in the rate of growth in the markets in which we compete;

•	technological changes in our markets;

•	our ability to renew existing customers, acquire new customers, and sell additional solutions;

•	execution of our business strategy and operating plan, and the effectiveness of our sales and marketing programs;

•	our sales cycles, which may lengthen as the complexity of solutions and competition in our markets increases;

•	the timing, size, and mix of orders from, and shipments to, enterprise customers;

•	enterprise customers’ tendency to negotiate licenses and other agreements near the end of each quarter;

•	product announcements, introductions, transitions, and enhancements by us or our competitors, which could result in deferrals of customer orders;

•	the impact of future acquisitions or divestitures;

•	changes in accounting rules and policies that impact our future results of operations compared to prior periods; and

•

the need to recognize certain revenue ratably over a defined period or to defer recognition of revenue to a later period, which may impact the comparability of our results of operations across those periods.

Furthermore, a high percentage of our expenses, including those related to overhead, research and development, sales and marketing, and general and administrative functions are generally fixed in nature in the short term. As a result, if our net revenue is less than forecasted, we may not be able to effectively reduce such expenses to compensate for the revenue shortfall and our results of operations will be adversely affected. In addition, our ability to maintain or expand our operating margins may be limited given economic and competitive conditions, and we therefore could be reliant upon our ability to continually identify and implement operational improvements in order to maintain or reduce expense levels. There can be no assurance that we will be able to maintain or expand our current operating margins in the future.

The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal, state and foreign governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential businesses. To protect the health and well-being of our employees, partners, and third-party service providers, we have implemented work-from-home requirements, made substantial modifications to employee travel policies, and cancelled or shifted marketing and other corporate events to virtual-only formats for the foreseeable future. While we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, such precautionary measures could negatively affect our customer success efforts, sales and marketing efforts, delay and lengthen our sales cycles, or create operational or other challenges, any of which could harm our business and results of operations. In addition, the COVID-19 pandemic has disrupted the operations of many of our enterprise customers and channel partners, and may continue to disrupt their operations, for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, uncertainty in the financial markets, or other harm to their businesses and financial results, resulting in delayed purchasing decisions, extended payment terms, and postponed or cancelled projects, all of which could negatively impact our business and results of operations, including our revenue and cash flows. Further, if the COVID-19 pandemic has a substantial impact on our employees’, partners’, or third-party service providers’ health, attendance, or productivity, our results of operations and overall financial performance may be adversely impacted.

Beginning in March 2020, the U.S. and global economies have reacted negatively in response to worldwide concerns due to the economic impacts of the COVID-19 pandemic. These factors also may adversely impact consumer, enterprise, and government spending on technology as well as customers’ ability to pay for our products and services on an ongoing basis. Although we have not currently experienced a material increase in customer cancellations or a material reduction in our retention rate in 2020, we may experience such an increase in cancellations or reduction in retention rates in the future, especially in the event of a prolonged economic downturn as a result of the COVID-19 pandemic. For example, some businesses in industries particularly impacted by the COVID-19 pandemic, such as travel, hospitality, retail, and oil and gas, have significantly cut or eliminated capital expenditures at this time. Certain enterprise and government customers may also seek to renegotiate the payment terms or scope of the existing subscription or services agreements, which could adversely impact our revenues in future periods and may result in delays in accounts receivable collection. A prolonged economic downturn could adversely affect technology spending, demand for our offerings, and retention and renewal rates, any of which could have a negative impact on our financial condition, results of operations and cash flows. Any resulting instability in the financial markets could also adversely affect the value of our Class A common stock, our ability to refinance our indebtedness, and our access to capital.

The ultimate duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately forecasted at this time, such as the severity and transmission rate of the disease, the actions of governments, businesses and individuals in response to the pandemic, the extent and effectiveness of containment actions, the impact on economic activity and the impact of these and other factors on our employees, partners, and third-party service providers. This uncertainty also affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including those related to investments, receivables, retention rates, renewals, pricing, and sales cycles. For example, we have experienced growth and increased demand for our solutions in recent quarters, particularly with respect to our Consumer business, which may be due in part to greater demand for devices or our solutions in response to the COVID-19 pandemic. We cannot determine what, if any, portion of our growth in net revenue, the number of our Direct to Consumer customers, or any other measures of our performance during the first half of fiscal 2020 compared to the first half of fiscal 2019 was the result of such responses to the COVID-19 pandemic. However, if we are unable to successfully drive renewals of new subscriptions and retention of new customers in future periods, including any such new subscriptions or new customers that may be related to the response to the COVID-19 pandemic, or if global conditions and macroeconomic forces, including those related to the COVID-19 pandemic, reduce demand for solutions in the future, we may be unsuccessful in sustaining our recent growth rates. In addition, the extent to which the COVID-19 pandemic will continue to drive demand for devices is uncertain, and if demand for devices decreases, we may experience slower growth in future periods. These uncertainties may increase variability in our future results of operations and adversely impact our ability to accurately forecast changes in our business performance and financial condition in future periods. If we are not able to respond to and manage the impact of such events effectively or if global economic conditions do not improve, or deteriorate further, our business, financial condition, results of operations, and cash flows could be adversely affected.

The cybersecurity market is rapidly evolving and becoming increasingly competitive in response to continually evolving cybersecurity threats from a variety of increasingly sophisticated cyberattackers. If we fail to anticipate changing customer requirements or industry and market developments, or we fail to adapt our business model to keep pace with evolving market trends, our financial performance will suffer.

The cybersecurity market is characterized by continual changes in customer preferences and requirements, frequent and rapid technological developments and continually evolving market trends. We must continually address the challenges of dynamic, and accelerating market trends, such as the emergence of new cybersecurity threats, the continued decline in the sale of new personal computers, and the rise of mobility and cloud-based solutions, all of which make satisfying our customers’ diverse and evolving needs more challenging. In addition, many of our enterprise customers operate in industries characterized by rapidly changing technologies and business plans, which require them to adapt quickly to increasingly complex cybersecurity requirements.

The technology underlying our solutions is particularly complex because it must effectively and efficiently identify and respond to new and increasingly sophisticated threats while meeting other stringent technical requirements in areas of performance, usability, and availability. Although our customers expect new solutions and enhancements to be rapidly introduced to respond to new cybersecurity threats, product development requires significant investment, the efficacy of new technologies is inherently uncertain, and the timing for commercial release and availability of new solutions and enhancements is uncertain. We may be unable to develop new technologies to keep pace with evolving threats or experience unanticipated delays in the availability of new solutions, and therefore fail to meet customer expectations. If we fail to anticipate or address the evolving and rigorous needs of our customers, or we do not respond quickly to shifting customer expectations or demands by developing and releasing new solutions or enhancements that can respond effectively and efficiently to new cybersecurity threats on an ongoing and timely basis, our competitive position, business, and financial results will be harmed.

The introduction of new products or services by competitors, market acceptance of products or services based on emerging or alternative technologies, and the evolution of new standards, whether formalized or otherwise, could each render our existing solutions obsolete or make it easier for other products or services to compete with our solutions. In addition, modern cyberattackers are skilled at adapting to new technologies and developing new methods of breaching customers. For example, ransomware attacks have increased in frequency and complexity, and the costs associated with successful ransomware attacks have increased. We must continuously work to ensure our solutions protect against the increased volume and complexity of the cybersecurity threat landscape. Changes in the nature of advanced cybersecurity threats could result in a shift in cybersecurity spending and preferences away from solutions such as ours. In addition, any changes in compliance standards or audit requirements applicable to or enterprise and government customers that deemphasize the types of controls, monitoring, and analysis that our solutions provide would adversely impact demand for our solutions. If our solutions are not viewed by our customers as necessary or effective in addressing their cybersecurity needs, then our revenues may not grow as quickly as expected, or may decline, and our business could suffer.

We cannot be sure that we will accurately predict how the cybersecurity markets in which we compete or intend to compete will evolve. Failure on our part to anticipate changes in our markets and to develop solutions and enhancements that meet the demands of those markets will significantly impair our business, financial condition, results of operations, and cash flows.

We operate in a highly competitive environment, and we expect competitive pressures to increase in the future, which could cause us to lose market share.

The markets for our solutions are highly competitive, and we expect both the requirements and pricing competition to increase, particularly given the increasingly sophisticated attacks, changing customer preferences and requirements, current economic pressures, and market consolidation. Competitive pressures in these markets may result in price reductions, reduced margins, loss of market share and inability to gain market share, and a decline in sales, any one of which could seriously impact our business, financial condition, results of operations, and cash flows.

In the consumer cybersecurity market, we face competition from players, such as NortonLifelock, Avast/AVG, Kaspersky, Trend Micro, ESET, and Microsoft, which expanded from desktop anti-malware into mobile, security, VPN, and identity protection among others. At the same time we compete with point-tool providers, such as Cujo and Dojo in the home IoT space or AnchorFree, ExpressVPN, and ProtonVPN in the network security space, across our full consumer offering. In the enterprise cybersecurity market, we compete both with larger integration providers, such as Symantec (a division of Broadcom), Palo Alto Networks, Sophos, Microsoft, Trend Micro, and Sentinel One in the endpoint, networking, and CASB space, as well as with point solutions Cylance (a division of BlackBerry) focusing on a subset of the cybersecurity market. These competitors include Crowdstrike, Carbon Black (a division of VMware), and Tanium in the endpoint market, Netskope, and Bitglass in the CASB market, IBM and Cisco in network intrusion, Forcepoint, and Zscaler in the SWG market, and IBM, Splunk, Micro Focus, Dell, and LogRhythm in the security operations market.

In addition to competing with these and other vendors directly for sales to end-users of our products, we compete with several of them for the opportunity to have our products bundled with the product offerings of our strategic partners, including computer hardware OEMs, ISPs, MSSPs, and other distribution partners. Our competitors could gain market segment share from us if any of these strategic partners replace our solutions with those of our competitors or if these partners more actively promote our competitors’ offerings than ours. In addition, vendors who have bundled our products with theirs may choose to bundle their products with their own or other vendors’ software or may limit our access to standard product interfaces and inhibit our ability to develop products for their platform. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete, including Crowdstrike, VMware, Netskope, and Zscaler. In the future, further product development by these providers could cause our products and services to become redundant or lose market segment share, which could significantly impact our sales and financial results.

We face growing competition from network equipment, computer hardware manufacturers, large operating system providers, telecommunication companies, and other large or diversified technology companies. Examples of large, diversified competitors include Microsoft, International Business Machines Corporation, and Dell Technologies. Large vendors of hardware or operating system software increasingly incorporate cybersecurity functionality into their products and services, and enhance that functionality either through internal development or through strategic alliances or acquisitions. Similarly, telecommunications providers are increasingly investing in the enhancement of the cybersecurity functionality in the devices and services they offer. Additionally, large cloud platforms, such as Amazon Web Services (“AWS”), Google Cloud and Microsoft Azure, may expand or commence providing native cybersecurity functionality directly on the platform such that our current and potential customers forego purchasing cybersecurity solutions from us. Certain of our current and potential competitors may have competitive advantages such as longer operating histories, more extensive international operations, larger product development and strategic acquisition budgets, and greater financial, technical, sales, and marketing resources than we do. Such competitors also may have well-established relationships with our current and potential customers and extensive knowledge of our industry and the markets in which we compete and intend to compete. As a result, such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, marketing, sale, and support of their products. These competitors have made strategic acquisitions or established cooperative relationships among themselves or with other providers, thereby increasing their ability to provide a broader suite of products, and potentially causing customers to decrease purchases of, or defer purchasing decisions with respect to, our products and services. Additionally, some or all of our solutions may rely upon access to certain hardware or software interfaces. These competitors may limit our access to such interfaces or may provide greater or earlier access available to others. These actions could adversely affect the operations of our products relative to competitors or render our solutions inoperative.

Cybersecurity protection is also offered by certain of our competitors at prices lower than our prices or, in some cases, free of charge. Other companies bundle their own or our competitors’ lower-priced or free cybersecurity products with their own computer hardware or software product offerings in a manner that discourages users from purchasing our products and subscriptions. Our competitive position could be adversely affected to the extent that our current or potential customers perceive these cybersecurity products as replacing the need for our products or if they render our solutions unmarketable—even if these competitive products are inferior or more limited than our products and services. The expansion of these competitive trends could have a significant negative impact on our sales and financial results by causing, among other things, price reductions of our products, reduced profitability, and loss of market share.

To compete successfully, we must continue to develop new solutions and enhance existing solutions, effectively adapt to changes in the technology or rights held by our competitors, respond to competitive strategies, and effectively adapt to technological changes within the consumer and enterprise markets. If we are unsuccessful in responding to our competitors, our competitive position and our financial results could be adversely affected.

Our business depends substantially on our ability to retain customers and to expand sales of our solutions to them. If we are unable to retain our customers or to expand our product offerings, our future results of operations will be harmed.

For us to maintain or improve our results of operations in a market that is rapidly evolving and places a premium on market-leading solutions, it is important that we retain existing customers and that our customers expand their use of our solutions. Our customers have no obligation to renew their contracts with us upon their expiration. Even if they do renew with us, customers may not renew with a similar contract period or with the same or a greater amount of committed revenue to us. Retention rates may decline or fluctuate as a result of a number of factors, including but not limited to the level of our customers’ satisfaction or dissatisfaction with our solutions, our prices and the prices of competing products or services, mergers and acquisitions affecting our customers, mergers and acquisitions by our competitors, the effects of global economic conditions, new technologies, changes in our customers’ spending levels, and changes in how our customers perceive the cybersecurity threats. In addition, a significant portion of our renewals in our Consumer segment come from autorenewal arrangements incorporated within our solutions. Furthermore, any changes in the laws regarding autorenewal arrangements could adversely affect our ability to retain consumer customers and harm our financial condition and operating performance.

In addition, our ability to generate revenue and maintain or improve our results of operations partly depends on our ability to increase sales of and cross-sell our solutions to our existing customers. We expect our ability to successfully increase sales of and cross-sell our solutions will be one of the most significant factors influencing our growth. We may not be successful in cross-selling our solutions because our customers may find our additional solutions unnecessary or unattractive. Our failure to sell additional solutions to our existing and new customers could adversely affect our ability to grow our business.

Over the last several years, we have pursued a variety of strategic initiatives designed to optimize and reinforce our cybersecurity platform. If the benefits of these initiatives are less than we anticipate, or if the realization of such benefits is delayed, our business and results of operations may be harmed.

Over the last several years, we have pursued a variety of strategic initiatives designed to optimize and reinforce our cybersecurity platform, including investing in new routes to market and partnerships, refining our go-to-market strategies for our Consumer and Enterprise businesses, rationalizing our Enterprise portfolio to reorient our focus and resources to products that align with our device-to-cloud strategy, and adding new capabilities and products through several strategic acquisitions. The anticipated benefits of these initiatives may not be fully realized, if at all, until future periods. For example, as we continue to execute on the reorientation of our Enterprise business and refine our Enterprise go-to-market strategy, we currently expect our Enterprise net revenue to continue to decline in the near term, and we expect the performance of our Consumer segment to continue to have a greater impact on our consolidated Company performance. However, if we do not achieve the anticipated benefits from these and our other strategic initiatives, or if the achievement of such anticipated benefits is delayed, the performance of our Enterprise and Consumer segments could be harmed, and our financial condition, results of operations, and cash flows may be adversely affected.

We rely significantly on third-party partners to facilitate the sale of our products and solutions.

We sell a significant portion of our solutions through third-party intermediaries such as affiliates, retailers, ecommerce, PC OEMs, and other distribution channel partners (we refer to them collectively as “channel partners”). Three of our largest channel partners are Ingram Micro Inc., Arrow Electronics, Inc., and Tech Data Corporation, and accounted for 15%, 9%, and 8% of our net revenue, respectively, for the fiscal year 2018, 15%, 7%, and 6% of our net revenue, respectively, for fiscal 2019, and 15%, 3%, and 5% of our net revenue, respectively, for the 26-week period ended June 27, 2020. Our agreements with these channel partners typically provide that each partner agrees to sell and distribute our products within certain territories for one year. These agreements are nonexclusive and are non-transferable by our partners, and they typically automatically renew unless terminated by either party after providing prior written notice. If we lost a significant channel partner or if a significant channel partner becomes insolvent, our results of operations could be harmed. Although we provide support to these channel partners through our direct sales and marketing activities, we depend upon these channel partners to generate sales opportunities and to independently manage the sales process for opportunities with which they are involved. In order to increase our revenue, we expect we will need to maintain our existing channel partners and continue to train and support them, as well as add new channel partners and effectively train, support, and integrate them with our sales process. Additionally, the introduction of new solutions and our entry into any new markets may require us to develop appropriate channel partners and to train them to sell effectively. If we are unsuccessful in these efforts, our ability to grow our business will be limited and our business, financial condition, results of operations, and cash flows will be adversely affected.

Sales by our channel partners may vary significantly from period to period. Our channel partners operations may also be negatively impacted by other effects the COVID-19 pandemic is having on the global economy, such as increased credit risk of end customers and the uncertain credit markets. Our agreements with our channel partners are generally nonexclusive and may be terminated at any time without cause. Furthermore, our channel partners frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors. Some of our channel partners may also experience financial difficulties, which could adversely impact our collection of the related accounts receivable. These factors can make it difficult for us to forecast our financial results accurately and can cause our financial results to fluctuate unpredictably.

While we require that our channel partners comply with applicable laws and regulations, they could engage in behavior or practices that expose us to legal or reputational risk. We could be subject to claims and liability as a result of the activities, products, or services of our channel partners. Even if these claims do not result in liability to us, investigating and defending these claims could be expensive, time consuming, and result in adverse publicity that could negatively affect our business, results of operations or financial condition.

If we fail to manage our growing distribution channels successfully, these channels may fail to perform as we anticipate, which could reduce our sales, increase our expenses, and weaken our reputation and competitive position.

If we fail to maintain relationships with our channel partners, or if we must agree to significant adverse changes in the terms of our agreements with these partners, it may have an adverse effect on our ability to successfully and profitably market and sell our products and solutions.

We have entered into contracts with our channel partners to market and sell our products and solutions. Most of these contracts are on a non-exclusive basis. However, under contracts with some of our channel partners, we may be bound by provisions that restrict our ability to market and sell our solutions to potential customers. Our arrangements with some of these channel partners involve negotiated payments to them based on percentages of revenues that they generate. If the payments prove to be too high, we may be unable to realize acceptable margins, but if the payments prove to be too low, the channel partners may not be motivated to market and sell our solutions and, thus, produce a sufficient volume of revenues for us. The success of these contractual arrangements will depend in part upon the channel partners’ own competitive, marketing, and strategic considerations, including the relative advantages of using alternative solutions being developed and marketed by them or our competitors. If any of these channel partners are unsuccessful in marketing our solutions or seeks to amend the financial or other terms of the contracts that we have with them, we will need to broaden our marketing efforts to increase focus on the solutions such channel partners sell and alter our distribution strategy, which may divert our planned efforts and resources from, and cause delays regarding, other projects. In addition, as part of the packages these channel partners market and sell, they may offer a choice to their customers between solutions that we supply and similar solutions offered by our competitors or by the channel partners directly. If our solutions are not chosen for inclusion in these packages, the revenues we earn from our channel partner relationships may decrease.

A significant portion of our Consumer segment revenue is derived from sales through our PC OEM partners that bundle our products with their products. Our reliance on this sales channel is significantly affected by our partners’ sales of new products into which our products or services are bundled. Our revenue from sales through our PC OEM partners is affected primarily by the number of personal computers on which our products are bundled, the geographic mix of their sales, and the rate at which consumers purchase or subscribe to the bundled products. Our PC OEM partners are also in a position to exert competitive pricing pressure. The rate at which consumers purchase or subscribe to the bundled products is affected by other factors, including other terms with the OEM. The continued decline in the PC market as the market shifts towards mobility has increased competition for PC OEMs’ business and gives PC OEMs leverage to demand financial concessions from us in order to secure their business. These agreements require a significant commitment of resources and capital. There is no guarantee we will have sufficient resources to maintain these agreements or secure new PC OEM partners. Even if we negotiate what we believe are favorable terms when we first establish a relationship with a PC OEM, at the time of the renewal of the agreement, we may be required to renegotiate our agreement with them on less favorable terms. Lower net prices for our products or other financial concessions would adversely impact our financial results. Any adverse changes in our relationship with our channel partners could have an adverse effect on our business and financial results.

We may need to change our pricing models to compete successfully.

The intense competition we face in the cybersecurity market, in addition to general economic and business conditions (including the economic downturn resulting from the COVID-19 pandemic), can result in downward pressure on the prices of our solutions. If our competitors offer significant discounts on competing products or services, or develop products or services that our customers believe are more valuable or cost-effective, we may be required to decrease our prices or offer other sales incentives in order to compete successfully. Additionally, if we increase prices for our solutions, demand for our solutions could decline as customers adopt less expensive competing products and our market share could suffer. If we do not adapt our pricing models to reflect changes in customer use of our products or changes in customer demand, our revenues could decrease.

Additionally, our business may be affected by changes in the macroeconomic environment. In addition, a weakening of economic conditions or significant uncertainty regarding the stability of financial markets could adversely impact our business, financial condition, results of operations, and cash flows, especially in the event of a prolonged economic downturn or a worsening of current conditions as a result of the COVID-19 pandemic. Impacts could include longer sales cycles, pressure to lower prices for our solutions or to delay or reduce any future price increase, extended billing or payment terms, decreased renewal rates, a reduction in the rate of adoption of our solutions by new customers, and a lower rate of current customers purchasing upgrades. Customers also may change the way in which they pay for solutions, such as buying solutions based upon consumption, which could require us to change our pricing model for some or all of our solutions, thereby reducing or delaying revenue. Finally, the increasing prevalence of cloud-based solutions and emerging security delivery models may unfavorably impact pricing in both our solutions that are not deployed via the cloud, which could reduce our revenues and profitability.

Any broad-based change to our pricing strategy could cause our revenues to decline or could delay future sales as our sales force implements and our customers adjust to the new pricing terms. We or our competitors may bundle products for promotional purposes or as a long-term go-to-market or pricing strategy or provide price guarantees to certain customers as part of our overall sales strategy. These practices could, over time, significantly limit our flexibility to change prices for existing solutions and to establish prices for new or enhanced products and services. Any such changes could reduce our margins and adversely affect our results of operations.

If our solutions have or are perceived to have defects, errors, or vulnerabilities, or if our solutions fail or are perceived to fail to detect, prevent, or block cyberattacks, including in circumstances where customers may fail to take action on attacks identified by our solutions, our reputation and our brand could suffer, which would adversely impact our business, financial condition, results of operations, and cash flows.

Many of our solutions are complex and may contain design defects, vulnerabilities, or errors that are not detected before their commercial release. Our solutions also provide our customers with the ability to customize a multitude of settings, and it is possible that a customer could misconfigure our solutions or otherwise fail to configure our solutions in an optimal manner. Such defects, errors, and misconfigurations of our solutions could cause our solutions to be vulnerable to cybersecurity attacks, cause them to fail to perform the intended operation, or temporarily interrupt the operations of our customers. In addition, since the techniques used by adversaries change frequently and generally are not recognized until widely applied, there is a risk that our solutions would not be able to address certain attacks. Moreover, our solutions and infrastructure technology systems could be targeted by bad actors and attacks specifically designed to disrupt our business and undermine the perception that our solutions are capable of providing their intended benefits, which, in turn, could have a serious impact on our reputation. The risk of a cybersecurity attack has increased during the current COVID-19 pandemic as more individuals are working from home and utilizing home networks for the transmission of sensitive information. Any cybersecurity vulnerability or perceived cybersecurity vulnerability of our solutions or systems could adversely affect our business, financial condition, results of operations, and cash flows.

Changing, updating, enhancing, and creating new versions of our solutions may cause errors or performance problems in our products and solutions, despite testing and quality control. We cannot be certain that defects, errors, or vulnerabilities will not be found in any such changes, updates, enhancements, or new versions, especially when first introduced. Even if new or modified solutions do not have such problems, the solutions may have difficulties in installing, we may have difficulty providing any necessary training and support to customers, and our customers may not follow our guidance on appropriate training, support, and implementation for such new or modified solutions. In addition, changes in our technology may not provide the additional functionality or other benefits that were expected. Implementation of changes in our technology also may cost more or take longer than originally expected and may require more testing than initially anticipated. While new solutions are generally tested before they are used in production, we cannot be sure that the testing will uncover all problems that may occur in actual use.

If any of our customers are affected by a cybersecurity attack (such as becoming infected with malware) while using our solutions, such customers could be disappointed with our solutions or perceive that our solutions failed to perform their intended purpose, regardless of whether our solutions operated correctly, blocked, or detected the attack or would have blocked or detected the attack if configured properly. If any of our customers experience a security breach, such customers and the general public may believe that our solutions failed. Furthermore, if any customer publicly known to use any of our solutions is the subject of a cyberattack that becomes publicized, our other current or potential customers may choose to purchase alternative solutions from our competitors, or supplement our solution with our competitors’ products. Real or perceived security breaches of our customers could cause disruption or damage or other negative consequences and could result in negative publicity about us, reduced sales, damage to our reputation and competitive position, increased expenses, and customer relations problems.

Furthermore, our solutions may fail to detect or prevent malware, viruses, worms, or similar threats for any number of reasons, including our failure to enhance and expand our solutions to reflect market trends and new attack methods, new technologies and new operating environments, the complexity of our customers’ environment and the sophistication and coordination of threat actors launching malware, ransomware, viruses, intrusion devices, and other threats. In addition, from time to time, firms test our solutions against other security products and services. Our solutions may fail to detect or prevent threats in any particular test for a number of reasons, including misconfiguration. To the extent potential customers, industry analysts, or testing firms believe that the occurrence of a failure of our solutions to detect or prevent any particular threat is a flaw or indicates that our solutions do not provide significant value or are inferior to competing solutions, our reputation and business could be harmed. Failure to keep pace with technological changes in the cybersecurity industry and changes in the threat landscape could also adversely affect our ability to protect against security breaches and could cause us to lose customers.

We may also incur significant costs and operational consequences of investigating, remediating, eliminating, and putting in place additional tools and devices designed to prevent actual or perceived security breaches and other incidents, as well as the costs to comply with any notification obligations resulting from any security incidents.

Failure to adapt our product and service offerings to changing customer demands, or lack of customer acceptance of new or enhanced solutions, could harm our business and financial results.

Our success depends on developing new solutions and enhancing existing solutions to reflect market trends, new technologies, and new operating environments, and the rapidly evolving needs of our customers. For example, we must continue to expand our cybersecurity solutions to address the increasingly broad range of mobile devices, continuing growth in remote access to enterprises, and the proliferation of IP-connected embedded systems and devices, the “Internet of Things,” and the continued growth of hybrid, virtual and cloud-based environments. We also must continue to develop new and enhanced solutions capable of protecting against emerging technologies as they are being released and adopted by our customers. Our failure to continually innovate and produce new and refreshed solutions to satisfy customers changing preferences, maintain compatibility with evolving operating systems, and effectively compete with other market offerings in a timely and cost-effective manner may harm our ability to renew contracts with existing customers and to create or increase demand for our solutions, which may adversely impact our results of operations. We must also continuously work to ensure that our products and services meet changing industry certifications and standards. We may invest in complementary or competitive businesses, products, or technologies to help us keep pace with market changes, but these investments may not result in products that are important to our customers or we may not realize the benefits of these investments.

Our future financial results will depend in part on whether our new or updated products and solutions receive sufficient customer acceptance. Achieving market acceptance for new or updated solutions is likely to require substantial marketing efforts and expenditure of significant funds to create awareness and demand by customers. In addition, deployment of new or updated solutions may require the use of additional resources for training our existing direct sales force and customer service personnel and for hiring and training additional salespersons and customer service personnel. Failure to achieve broad penetration in target markets with respect to new or updated solutions could have an adverse impact on our business, results of operations, or financial condition.

Our investments in new or enhanced solutions may not yield the benefits we anticipate.

The success of our business depends on our ability to develop new technologies and solutions, to anticipate future customer requirements and applicable industry standards, and to respond to the changing needs of our customers, competitive technological developments, and industry changes. Within our consumer business, we are presently investing in cybersecurity solutions to protect consumers’ PC and mobile devices, identity, privacy, family safety, web browsing, IoT, and smart home devices. For our enterprise customers, we are investing in developing a cybersecurity platform that addresses the entire threat defense life cycle, with solutions spanning endpoint security, cloud security, network security, and data and content protection, with unified management, threat intelligence, analytics and automation. We intend to continue to invest in these cybersecurity solutions by adding personnel and other resources to our business. We will likely recognize costs associated with these investments earlier than the anticipated benefits. If we do not achieve the anticipated benefits from these investments, or if the achievement of these benefits is delayed, our business, financial condition, results of operations, and cash flows may be adversely affected.

The process of developing new technologies is time consuming, complex, and uncertain, and requires the commitment of significant resources well in advance of being able to fully determine market requirements and industry standards. Furthermore, we may not be able to timely execute new technical product or solution initiatives for a variety of reasons such as errors in planning or timing, technical difficulties that we cannot timely resolve, or a lack of appropriate resources. Complex solutions like ours may contain undetected errors or compatibility problems, particularly when first released, which could delay or adversely impact market acceptance. We may also experience delays or unforeseen costs related to integrating products we acquire with products we develop, because we may be unfamiliar with errors or compatibility issues of products we did not develop ourselves. Any of these development challenges, or the failure to appropriately adjust our go-to-market strategy to accommodate new offerings, may result in delays in the commercial release of new solutions or may cause us to terminate development of new solutions prior to commercial release. Any such challenges could result in competitors bringing products or services to market before we do and a related decrease in our market segment share and net revenue. Our inability to introduce new solutions and enhancements in a timely and cost-effective manner, or the failure of these new solutions or enhancements to achieve market acceptance and comply with industry standards and governmental regulation, could seriously harm our business, financial condition, results of operations, and cash flows.

A portion of our revenue is generated by sales to government entities, which are subject to a number of uncertainties, challenges, and risks.

We currently sell many of our solutions to various government entities, and we may in the future increase sales to government entities. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale. In the event that we are successful in being awarded a government contract, such award may be subject to appeals, disputes, or litigation, including, but not limited to, bid protests by unsuccessful bidders. Government demand and payment for our solutions may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. The majority of our sales to government agencies are completed through our network of channel partners, and government entities may have statutory, contractual, or other legal rights to terminate contracts with our channel partners for convenience or due to a default. For purchases by the U.S. federal government, the government may require certain products to be manufactured in the United States and other high cost manufacturing locations, and we may not manufacture all products in locations that meet government requirements, and as a result, our business and results of operations may suffer. Contracts with governmental entities may also include preferential pricing terms, including, but not limited to, “most favored customer” pricing. Additionally, we may be required to obtain special certifications to sell some or all of our solutions to government or quasi-government entities. Such certification requirements for our solutions may change, thereby restricting our ability to sell into the federal government sector until we have attained the revised certification. If our products and subscriptions are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products and subscriptions to such governmental entities, or be at a competitive disadvantage, which would harm our business, results of operations, and financial condition. There are no assurances that we will find the terms for obtaining such certifications to be acceptable or that we will be successful in obtaining or maintaining the certifications.

As a government contractor or subcontractor, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. As a result of actual or perceived noncompliance with government contracting laws, regulations, or contractual provisions, we may be subject to non-ordinary course audits and internal investigations which may prove costly to our business financially, divert management time, or limit our ability to continue selling our products and services to our government customers. These laws and regulations may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, downward contract price adjustments or refund obligations, civil or criminal penalties, and termination of contracts and suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in our ability to do business with a government would adversely impact, and could have a material adverse effect on, our business, results of operations, financial condition, public perception, and growth prospects.

Our business could be adversely affected if our employees cannot obtain and maintain required security clearances or we cannot maintain a required facility security clearance, or we do not comply with legal and regulatory obligations regarding the safeguarding of classified information.

A significant percentage of our U.S. government contract revenue is derived from contracts that require our employees to maintain various levels of security clearances, and may require us to maintain a facility security clearance, to comply with Department of Defense (“DoD”) requirements. The DoD has strict security clearance requirements for personnel who perform work in support of classified programs. In general, access to classified information, technology, facilities, or programs are subject to additional contract oversight and potential liability. In the event of a security incident involving classified information, technology, facilities, programs, or personnel holding clearances, we may be subject to legal, financial, operational, and reputational harm. We are limited in our ability to provide specific information about these classified programs, their risks, or any disputes or claims relating to such programs. As a result, investors have less insight into our classified programs than our other businesses and therefore less ability to fully evaluate the risks related to our classified business or our business overall.

Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit, and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain their clearances or terminate employment with us, then a customer requiring classified work could terminate an existing contract or decide not to renew the contract upon its expiration. To the extent we are not able to obtain or maintain a facility security clearance, we may not be able to bid on or win new classified contracts, and existing contracts requiring a facility security clearance could be terminated.

If we are unable to attract, train, motivate, and retain senior management and other qualified personnel, our business could suffer.

Our success depends in large part on our ability to attract and retain senior management personnel, as well as technically qualified and highly skilled sales, consulting, technical, finance, and marketing personnel. It could be difficult, time consuming, and expensive to identify, recruit, and onboard any key management member or other critical personnel. Competition for highly skilled personnel is often intense, particularly in the markets in which we operate including Silicon Valley. If we are unable to attract and retain qualified individuals, our ability to compete in the markets for our products could be adversely affected, which would have a negative impact on our business and financial results. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, including key employees obtained through our acquisitions, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all.

Changes in management or other critical personnel may be disruptive to our business and might also result in our loss of unique skills, loss of knowledge about our business, and may result in the departure of other existing employees, customers or partners. We have experienced recent turnover in our senior management team, and further turnover in the future could adversely affect our business.

We operate in an industry with an overall shortage of skilled and experienced talent that generally experiences high employee attrition. We have experienced significant turnover over the last few years and expect that may continue. The loss of one or more of our key employees could seriously harm our business. If we are unable to attract, integrate, or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business, financial condition, results of operations, and cash flows could be harmed.

Effective succession planning is also important to the long-term success of our business. If we fail to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. The loss of senior management or any ineffective transitions in management, especially in our sales organization, could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, results of operations, and cash flows.

If our security measures are breached or unauthorized access to our data is otherwise obtained, our brand, reputation, and business could be harmed, and we may incur significant liabilities.

As a cybersecurity leader, we are a high-profile target for data breaches, cyberattacks, and other intentional disruptions of our systems and our solutions. Our networks and solutions may have vulnerabilities that may be targeted by hackers and could be targeted by attacks specifically designed to disrupt our business, access our network, source code or other data, and harm our reputation. Similarly, experienced computer programmers or other sophisticated individuals or entities, including malicious hackers, state-sponsored organizations, criminal networks, and insider threats including actions by employees and third-party service providers, may attempt to penetrate our network security or the security of our systems and websites, and misappropriate proprietary information or cause interruptions of our solutions, including the operation of the global civilian cyber intelligence threat network. This risk has increased during the current COVID-19 pandemic as more individuals are working from home and utilizing home networks for the transmission of sensitive information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and may originate from less regulated or remote areas around the world. As a result, we may be unable to proactively prevent these techniques, implement adequate preventative or reactionary measures, react to or address any attack or incident in a timely manner or enforce the laws and regulations that govern such activities. Such attacks may go undetected for a period of time complicating our ability to respond effectively. In addition, it is possible that hardware failures, human errors (including being subject to phishing attacks, social engineering techniques, or similar methods) or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies. We may not be able to correct any security flaws or vulnerabilities promptly, or at all. A breach of our network security and systems or other events that cause the loss or public disclosure of, or access by third parties to, our systems or data that we maintain or process, or the perception that any of these have occurred, could have serious negative consequences for our business, including possible fines, penalties and damages, reduced demand for our solutions, an unwillingness of our customers to use our solutions, harm to our brand and reputation, and time consuming and expensive litigation. In addition, such a security breach could impair our ability to operate our business, including our ability to provide subscription and support services to our customers. Additionally, our service providers may suffer or be perceived to suffer, data security breaches or other incidents that may compromise data stored or processed for us that may give rise to any of the foregoing. Any of these negative outcomes could adversely impact our business and results of operations.

Furthermore, while our errors and omissions insurance policies include liability coverage for certain of these matters, if we experience a widespread security breach or other incident, we could be subject to indemnity claims or other damages that exceed our insurance coverage. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations, and reputation.

We operate globally and are subject to significant business, economic, regulatory, social, political, and other risks in many jurisdictions.

Global or regional conditions may harm our financial results. We have operations in many countries and our business activities are concentrated in certain geographic areas including without limitation the Asia Pacific (“APAC”), Europe, Middle-East, and Africa (“EMEA”), and Latin American Region (“LAR”) regions. We derived 46.6% of our net revenue from international customers for fiscal 2019. As a result, our domestic and international operations and our financial results may be adversely affected by a number of factors outside of our control, including:

•	global and local economic conditions;

•	differing employment practices and labor issues;

•	formal or informal imposition of new or revised export and/or import and doing-business regulations, including trade sanctions, taxes, and tariffs, which could be changed without notice;

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regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications;

•	compliance with evolving foreign laws, regulations, and other government controls addressing privacy, data protection, data localization, and data security;

•	ineffective legal protection of our intellectual property rights in certain countries;

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increased uncertainties regarding social, political, immigration, and trade policies in the United States and abroad, such as those caused by recent U.S. legislation and the withdrawal of the United Kingdom (the “U.K.”) from the European Union (the “E.U.”), which is commonly referred to as “Brexit;”

•	geopolitical and security issues, such as armed conflict and civil or military unrest, crime, political instability, human rights concerns, and terrorist activity;

•	natural disasters, public health issues, pandemics (such as the COVID-19 pandemic), and other catastrophic events;

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inefficient infrastructure and other disruptions, such as supply chain interruptions and large-scale outages or unreliable provision of services from utilities, transportation, data hosting, or telecommunications providers;

•	other government restrictions on, or nationalization of, our operations in any country, or restrictions on our ability to repatriate earnings from a particular country;

•	seasonal reductions in business activity in the summer months in Europe and in other periods in other countries;

•	costs and delays associated with developing software and providing support in multiple languages;

•	greater difficulty in identifying, attracting, and retaining local qualified personnel, and the costs and expenses associated with such activities;

•	longer payment cycles and greater difficulties in collecting accounts receivable; and

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local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and other anti-corruption laws and regulations.

Research and development risks. We employ engineers in a number of jurisdictions outside the United States. In many of these jurisdictions the laws relating to the protection of rights in technology and intellectual property are less strict than the laws in the United States or not enforced to the same extent as they are enforced in the United States. As a result, in some foreign jurisdictions we may be subject to heightened attempts to gain unauthorized access to our information technology systems or surreptitiously introduce software into our products. These attempts may be the result of hackers or others seeking to harm us, our products, or our customers. We have implemented various measures to manage our risks related to these disruptions, but these measures may be insufficient, and a system failure or security breach could negatively impact our business, financial condition, results of operations, and cash flows. The theft or unauthorized use or publication of our trade secrets and other confidential or proprietary business information as a result of such an incident could negatively impact our competitive position. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

Other operating risks. Additional risks of international business operations include the increased costs of establishing, managing, and coordinating the activities of geographically dispersed and culturally diverse operations (particularly sales and support and shared service centers) located on multiple continents in a wide range of time zones.

If we are unable to increase sales of our solutions to new customers, our future results of operations may be harmed.

An important part of our growth strategy involves continued investment in direct marketing efforts, channel partner relationships, our sales force, and infrastructure to add new customers. The number and rate at which new customers may purchase our products and services depends on a number of factors, including those outside of our control, such as customers’ perceived need for our solutions, competition, general economic conditions, market transitions, product obsolescence, technological change, shifts in buying patterns, the timing and duration of hardware refresh cycles, financial difficulties and budget constraints of our current and potential customers, public awareness of security threats to IT systems, and other factors. These new customers, if any, may renew their contracts with us and purchase additional solutions at lower rates than we have experienced in the past, which could affect our financial results.

Our ability to maintain customer satisfaction depends in part on the quality of our technical support services, and increased demands on those services may adversely affect our relationships with our customers and negatively impact our financial results.

We offer technical support services with many of our solutions. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or to successfully integrate support for our customers. Further customer demand for these services, without corresponding revenue, could increase costs and adversely affect our results of operations.

We have outsourced a substantial portion of our worldwide consumer support functions to third-party service providers. If these companies encounter financial difficulties, experience service disruptions, do not maintain sufficiently skilled workers and resources to satisfy our contracts or otherwise fail to perform at an acceptable level under these contracts, the level of support services to our customers may be significantly disrupted, which could materially harm our relationships with these customers.

We derive revenue from the sale of security products, subscriptions, support and maintenance, professional services, or a combination of these items, which may decline. Certain of this revenue is recognized either over the technology-constrained life or over the term of the relevant service period. Therefore, downturns or upturns in these sales will not be immediately reflected in full in our results of operations.

Our sales may decline and fluctuate as a result of a number of factors, including our customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors, reductions in our customers’ spending levels, and other factors beyond our control. If our sales decline, our revenue and revenue growth may decline, and our business will suffer. We recognize revenue as control of the goods and services is transferred to our customer. For certain of our software licenses or hardware, this control is transferred over time with revenue recognized over the term of the technology constrained customer life, generally four to five years, or over the applicable contract term. These contracts typically have terms of one to three years. As a result, a majority of revenue we report each quarter is the recognition of deferred revenue from contracts entered into during previous quarters. Consequently, a decline in sales in any single quarter will not be fully or immediately reflected in revenue in that quarter but will continue to negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales is not reflected in full in our results of operations until future periods. Furthermore, it is difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from the majority of contracts must be recognized over the applicable future time period. Finally, any increase in the average term of these contracts or technology constrained life of our customers would result in revenue for such contracts being recognized over longer periods of time.

The sudden and significant economic downturn or volatility in the economy in the United States and our other major markets could have a material adverse impact on our business, financial condition, results of operations, or cash flows.

We operate globally and as a result our business and revenues are impacted by global macroeconomic conditions. In recent periods, investor and customer concerns about the global economic outlook, which have significantly increased as a result of the COVID-19 pandemic, have adversely affected market and business conditions in general. In addition, a weakening of economic conditions could lead to reductions in demand for our solutions. Weakened economic conditions or a recession could reduce the amounts that customers are willing or able to spend on our products and solutions, particularly the customers of our Consumer segment, and could make it more difficult for us to compete against less expensive and free products for new customers. In addition, our business could be negatively impacted by increased competitive pricing pressure and a decline in our customers’ creditworthiness, which could result in us incurring increased bad debt expense. Additionally, in the United States and other parts of the world, volatile or uncertain economic conditions could lead customers to not expand, terminate, or not renew existing contracts with us, or not enter into new contracts with us. Furthermore, a high percentage of our expenses, including those related to overhead, research and development, sales and marketing, and general and administrative functions are generally fixed in nature in the short term. If we are not able to timely and appropriately adapt to changes resulting from a weak economic environment, it could have an adverse impact on our business, financial condition, results of operations, and cash flows.

If our continued investment in the development and expansion of our cloud-based solutions is not successful, or if the cloud security market does not evolve as we anticipate, our ability to grow our business and results of operations may be harmed.

Consumers and enterprise customers increasingly demand cloud-based solutions for their cybersecurity needs. As the market for cloud-based offerings grows, pricing and delivery models are evolving, and our competitors are rapidly developing and deploying cloud-based products and services to address these demands. We are investing significant resources in the development, acquisition, and expansion of our portfolio of cloud-based solutions, such as our MVISION Cloud, Cloud Workload Security, and Virtual Network Security Platform offerings. We expect to continue this investment, which may include increased internal research and development, strategic acquisitions, equipment purchases, and long-term leases or service agreements associated with acquiring space for the data centers that support such cloud-based solutions. We cannot be certain that we will be successful in growing sales of our cloud-based solutions or generate sufficient revenue to recoup these investments.

Moreover, growing our cloud-based solutions may require us to make operational and strategic shifts to our business model and expend significant resources in building the operational infrastructure necessary to support our cloud-based offerings. We may also be required to make adjustments to our sales infrastructure and compensation models and our go-to-market strategies in order to successfully compete in this market. Certain competitors that focus primarily or exclusively on cloud-based offerings, including smaller or emerging companies, may have a competitive advantage in the cloud-based security market due to their ability to devote resources to these products without the need to continue to support a broader suite of cybersecurity solutions. We cannot be certain that we will be able to compete successfully with competitors in the cloud security market.

The success of our investments in our cloud-based solutions will also depend to a significant extent on the continued growth in the market for cloud-based products and services that address consumer and enterprise security needs. The market for cloud-based security solutions is at an early stage, and it is difficult to predict important market trends, including the potential growth, if any, of the market for these solutions. To date, some organizations have been reluctant to use cloud-based solutions because they have concerns regarding the risks associated with the reliability or security of the delivery model associated with these solutions. If other cloud-based service providers experience or are perceived to have experienced security incidents, loss of customer data, disruptions in service delivery, or other problems, the market for cloud-based solutions as a whole, including our cloud-based offerings, may be negatively impacted. If the demand for our cloud-based offerings does not continue to grow for any of the reasons discussed above, our business, results of operations, and financial condition may be harmed.

If our sales force is unable to maintain its sales productivity, sales of our solutions, and the growth of our business and financial performance could be adversely affected.

We are substantially dependent on our sales force to obtain new enterprise customers, increase sales to existing enterprise customers, and retain current enterprise customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. The growth of our business will depend on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth. Any failure to hire, train, and adequately incentivize our sales personnel to reach target productivity levels could negatively impact our growth and operating margins. In addition, new hires require significant training and may require a lengthy onboarding process before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to recruit, train, and retain a sufficient number of productive sales personnel, sales of our solutions, and the growth of our business could be harmed.

If our solutions do not interoperate with our customers’ existing systems and devices in a manner which our customers expect, sales of our solutions could be adversely affected.

Our solutions must interoperate with our customers’ existing information technology systems, which often incorporate numerous products from third-party vendors. For example, our solutions must be compatible with new or otherwise evolving operating systems, Internet browsers, and hardware, while remaining compatible with existing and established operating systems, browsers, and hardware. Our products must interoperate with many or all of the products within our customers’ systems and devices in order to meet our customers’ requirements. This interoperability requires us to devote significant resources to ongoing product development and testing to maintain and improve the compatibility of our solutions and their performance within our customers’ systems.

Many of our enterprise customers’ systems also contain multiple generations of products that have been added over time as these systems have grown and evolved. These customers also have unique specifications, rapidly evolve, and utilize multiple protocol standards. They may also implement proprietary encryption protocols that our products are initially unable to recognize, decrypt, or otherwise manage. If we are unable to successfully manage and interpret new protocol standards and versions, if we encounter problematic network configurations or settings, or if we encounter proprietary encryption protocols, we may have to modify our solutions so that they interoperate with the information technology systems of our customers and can operate effectively. It may be necessary for us to obtain a license to implement proprietary encryption or other protocols, and there can be no assurance that we will be able to obtain such a license.

In addition, certain of our competitors may take steps to limit the interoperability of our solutions with their own products and services. Operating system, Internet browser, and other adjacent IT providers may also develop or incorporate competitive security offerings into their products and may seek to limit our own solutions interoperability with those products. Consequently, we may suffer delays in the development of our solutions or our solutions may be unable to operate effectively. This could result in decreased demand for our solutions, decreased revenue, harm our reputation, and adversely affect our business, financial condition, results of operations, and cash flows.

Our solutions operate in a wide range of complex customer systems, networks, and configurations, which could result in product errors or bugs.

Due to the complexity of our solutions, and of the customer environments in which they are installed and operated, undetected errors, failures, or bugs may occur. This risk is heightened when products are first deployed or when new or updated versions are released. Our solutions are installed and used in computing environments with different operating systems, system management software, and equipment and networking configurations, which make pre-release testing of new or updated solutions for programming or compatibility errors challenging.

Errors, failures, or bugs may not be found in new or updated products until after they are released into the market. In the past, we have discovered errors, failures, and bugs in certain of our product offerings after their release and, in some cases, have experienced delayed or lost revenues as a result of these errors. For example, certain product updates have contained errors that caused them to falsely detect viruses or computer threats that did not actually exist or cause compatibility issues with certain customer networks. These defects can damage or impair the affected customer and may cause affected devices and systems to temporarily slow or even shut down. Any such errors, failures, or bugs in products released by us could result in negative publicity, damage to our brand, loss of or delay in market acceptance of our solutions, loss of competitive position, or litigation or other claims initiated by customers or others. Addressing any such problems in the future could require significant expenditures and could cause interruptions or delays in the operation or availability of our solutions, which could cause us to lose existing or potential customers and could adversely affect our results of operations.

We have lengthy sales cycles for some of our solutions for enterprises and governments, including renewal sales, which may result in delays in, or an inability to generate, revenues from these solutions.

Some of our solutions for enterprises and governments have long sales cycles, which could range from a few months to multiple years from initial contact with the customer to completion of implementation. How and when to implement, replace, or expand a cybersecurity system, or modify or add business processes, are important decisions for our customers, and some may be reluctant to change or modify existing procedures. Sales may be subject to delays due to customers’ internal procedures for deploying new technologies and processes, and implementation may be subject to delays based on the availability of internal customer resources or external support professionals needed. We may be unable to control many of the factors that will influence the timing of the buying decisions of customers and potential customers or the pace at which installation and training may occur, including any decision by our customers to delay or cancel implementation. If we experience longer sales, installation, and implementation cycles for our solutions, we may experience delays in generating, or a decreased ability to generate, revenue from these solutions, and may experience reduced renewals, which could adversely impact on our financial results.

We rely on payment cards to receive payments and are subject to payment-related risks.

We accept a variety of payment methods, including credit cards and debit cards, as payment for certain of our consumer solutions. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements relating to payment card processing. This includes laws governing the collection, processing and storage of sensitive consumer information, as well as industry requirements such as the Payment Card Industry Data Security Standard (“PCI-DSS”). These laws and obligations may require us to implement enhanced authentication and payment processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time. We are also subject to payment card association operating rules and agreements, including PCI-DSS, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or consumers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our consumers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply with these requirements could significantly harm our brand, reputation, business, and results of operations.

We face risks related to enterprise customer outsourcing to system integrators and similar service providers.

Some of our enterprise customers have outsourced some or all of the management of their information technology departments to large system integrators. Some customers have also outsourced portions of their cybersecurity operations to MSSPs. If this trend continues, our established customer relationships could be disrupted, and our solutions could be displaced by alternatives offered by system integrators and MSSPs that do not include or use our solutions. These displacements could negatively impact our financial results and have an adverse effect on our business.

We face risks associated with past and future investments, acquisitions, and other strategic transactions.

We may buy or make investments in complementary or competitive companies, products, and technologies, sell strategic businesses or other assets, or engage in other strategic transactions. For example, in fiscal 2018 we bolstered our consumer VPN offering through our acquisition of TunnelBear and expanded our investment in our cloud-based solutions through our acquisition of Skyhigh Networks. In fiscal 2019, we acquired Nanosec and Uplevel, and in the first half of fiscal 2020, we acquired Light Point Security, all to enhance certain of our enterprise product offerings. The consideration exchanged for an acquisition may be greater than the value we realize from the transaction. In addition, we and our Sponsors periodically evaluate our capital structure and strategic alternatives with advisors and other third parties in an effort to maximize value for our stockholders, including in the lead up to and through this offering. We cannot be certain when or if any of the discussions we have will lead to a proposal that we may find attractive, including with respect to the refinancing or repricing of some or all of our indebtedness, the sale of some or a significant portion of our assets, or other similar significant transactions. Whether in connection with such events or otherwise, we may also take other actions that impact our balance sheet and capital structure, including the payment of special dividends, the increase or decrease of regular dividends, repayment of debt, repurchases of our equity through privately negotiated transactions, as part of a tender offer, in the open market and/or through a share repurchase plan, including an accelerated share repurchase plan, or any other means permitted by law. In some cases these transactions could be with, or disproportionately benefit, one or more of our significant stockholders.

Future transactions could result in significant transactions-related charges, acceleration of some or all payments under our tax receivable agreement, disparate tax treatment for our stockholders, distraction for our management team, and potential dilution to our equity holders. In addition, we face a number of risks relating to such transactions, including the following, any of which could harm our ability to achieve the anticipated benefits of our past or future strategic transactions.

Technology and market risk. Cybersecurity technology is particularly complex because it must effectively and efficiently identify and respond to new and increasingly sophisticated threats while meeting other stringent technical requirements in areas of performance, usability, availability, and others. Our investments and acquisitions carry inherent uncertainty as to the efficacy of our technology roadmap. The decisions we make regarding customer requirements, market trends, market segments, and technologies may not be correct and we may not achieve the anticipated benefits of these transactions.

Integration or separation. Integration of an acquired company or technology is a complex, time consuming, and expensive process. The successful integration of an acquisition requires, among other things, that we integrate and retain key management, sales, research and development, and other personnel; integrate or separate the acquired products into or from our product offerings from both an engineering and sales and marketing perspective; integrate and support, or separate from, existing suppliers, distribution, and customer relationships; coordinate research and development efforts; and potentially consolidate, or prepare standalone, facilities and functions and back-office accounting, order processing, and other functions. If we do not successfully integrate an acquired company or technology, we may not achieve the anticipated benefits.

The geographic distance between sites, the complexity of the technologies and operations being integrated or separated, and disparate corporate cultures, may increase the difficulties of such integration or separation. Management’s focus on such operations may distract attention from our day-to-day business and may disrupt key research and development, marketing, or sales efforts. In addition, it is common in the technology industry for aggressive competitors to attract customers and recruit key employees away from companies during the integration phase of an acquisition.

Internal controls, policies, and procedures. Acquired companies or businesses are likely to have different standards, controls, contracts, procedures, and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information, and other systems. Acquisitions of privately held and/or non-U.S. companies are particularly challenging because their prior practices in these areas may not meet the requirements of GAAP and U.S. export regulations. Furthermore, we may assume liabilities associated with past practices and the Company’s compliance with legal and regulatory requirements in the jurisdictions in which they or we operate. Any acquisitions may require that we spend significant management time and attention establishing these standards, controls, contracts, procedures, and policies.

Key employees may be difficult to retain and assimilate. The success of many strategic transactions depends to a great extent on our ability to retain and motivate key employees. This can be challenging, particularly in the highly competitive market for technical personnel. Retaining key executives for the long term can also be difficult due to other opportunities available to them. Disputes that may arise out of earn-outs, escrows, and other arrangements related to an acquisition of a company in which a key employee was a principal may negatively affect the morale of the employee and make retaining the employee more difficult. It could be difficult, time consuming, and expensive to replace any key management members or other critical personnel that do not accept employment with the Company following any transaction or whose employment is subsequently terminated. In addition to retaining key employees, we must integrate them into our Company, or potentially re-direct their efforts, both of which can be difficult, time consuming, and costly. Changes in management or other critical personnel may be disruptive to our business and might also result in our loss of some unique skills and the departure of existing employees, customers, partners, vendors, and others.

We rely on third-party manufacturers to manufacture and produce our hardware products and to package certain of our software products, which subjects us to risks of product delivery delays and other supply risks.

We rely on a limited number of third parties to manufacture our hardware-based products and to replicate and package our boxed software products. Many of our products are manufactured and supplied by a single, although not the same, source. This reliance on third parties involves a number of risks that could have a negative impact on our business and financial results. Our reliance on these third-party manufacturers reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, product supply, timing, and transportation risk. From time to time, we may be required to add new manufacturing partners to accommodate growth in orders or the addition of new products. It is time consuming and costly to qualify and implement new manufacturing partner relationships, and such additions increase the complexity of our supply chain management. If we lose, terminate, or fail to effectively manage our manufacturing partner relationships, or if any of our manufacturing partners experience production interruptions or shut-downs, including those caused by a natural disaster, epidemic, pandemic (such as the COVID-19 pandemic), capacity shortage, or quality-control problem, it would negatively affect sales of our product lines manufactured by that manufacturing partner and adversely affect our business and results of operations.

We rely on certain technology that we license from third parties, including software that is integrated with internally developed software and used with our products. Any loss of those licenses or any quality issues with third-party technology integrated with our products could have an adverse impact on our reputation and business.

We rely on certain technology that we license from third parties, including third-party commercial software and open source software, which is used with certain of our solutions. This third-party software may currently or could, in the future, infringe the intellectual property rights of third parties or the licensors may not have sufficient rights to the software they license us in all jurisdictions in which we may sell our products. The licensors of the third-party software we use may discontinue their offerings or change the terms under which their software is licensed. If we are unable to continue to license any of this software on terms we find acceptable, or if there are quality, security, or other substantive issues with any of this software, we may face delays in releases of our solutions or we may be required to find alternative vendors or remove functionality from our solutions. In addition, our inability to obtain certain licenses or other rights might require us to engage in litigation regarding these matters, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We rely on third parties to support our information technology infrastructure and any service interruptions or other failures of our third-party providers or of our information technology infrastructure could result in disruption to our operations or adversely impact our business.

We engage third parties to provide variety of information technology products and services to support our information technology infrastructure. Any failure on the part of our third-party providers or of our information technology infrastructure to operate effectively, stemming from maintenance problems, upgrading or transitioning to new platforms, a breach in security or other unanticipated problems could result in interruptions to or delays in our operations or our products or services. In addition, we make significant investments in new information technology infrastructure, but the implementation of such investments could exceed estimated budgets and we may experience challenges that prevent new strategies or technologies from being realized according to anticipated schedules. If we are unable to effectively maintain our current information technology and processes or encounter delays, or fail to exploit new technologies, then the execution of our business plans may be disrupted. Our employees and other personnel require effective tools and techniques to perform functions integral to our business. Any failure to successfully provide such tools and systems, or ensure that our personnel have properly adopted them, could materially and adversely impact our ability to achieve positive business outcomes.

Some of our systems or data that we may maintain or process may not be adequately backed up, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, intentional sabotage, or other unanticipated problems could result in significant interruptions to our operations or the permanent loss of valuable data. In addition, the implementation of changes and upgrades to our information technology infrastructure and any errors, vulnerabilities, damage, or failure of our information technology infrastructure, could result in interruptions to our operations or products or services and non-compliance with certain laws or regulations, which may lead us to face fines or penalties, give rise to indemnification or other contractual claims against us by our customers or other third parties, and otherwise adversely impact our business.

Our use of open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

We use open source software in our solutions and our development and operating environments and expect to continue to use open source software in the future. Open source software is typically provided without assurances of any kind. Because the source code of open source software components included in our solutions is publicly available, in instances where our usage is publicly disclosed or known, it may be easier to identify exploits or vulnerabilities in such open source software components, making our solutions using such open source software components more vulnerable to third parties seeking to compromise, undermine, or circumvent our solutions. If open source software programmers do not continue to develop and enhance open source technologies, our development expenses could increase and our schedules could be delayed. In addition, we may face claims from others seeking to enforce the terms of open source licenses, including by demanding release of derivative works or our proprietary source code that was developed using or otherwise used in connection with such open source software. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and these licenses could be construed in a way that could impose other unanticipated costs, conditions, or restrictions on our ability to commercialize our products. These claims could also result in litigation, require us to purchase a costly license, require us to devote additional research and development resources to change our solutions, or stop or delay shipment of such solutions, any of which could have a negative effect on our business, financial condition, results of operations, and cash flows. In addition, if the license terms for the open source software that we utilize change, we may be forced to reengineer our solutions or incur additional costs. Although we have policies designed to manage the use, incorporation, and updating of open source software into our products, we cannot be certain that we have in all cases incorporated open source software in our products in a manner that is consistent with the applicable open source license terms and inclusive of all available updates or security patches, and as a result we may be subject to claims for breach of contract or infringement by the applicable licensor, claims for breach of contract or indemnity by our partners or customers, or we or our partners or customers could be required to release our proprietary source code, pay damages, royalties, or license fees or other amounts, seek licenses, or experience quality control or security risks, any of which could require us to re-engineer our solutions, discontinue sales in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business.

If the protection of our proprietary technology is inadequate, we may not be able to adequately protect our innovations and brand.

Our success is dependent on our ability to create proprietary technology and to protect and enforce our intellectual property rights in that technology, as well as our ability to defend against adverse claims of third parties with respect to our technology and intellectual property rights. To protect our proprietary technology, we rely primarily on a combination of patent, copyright, trademark, and trade secret laws, as well as contractual provisions and operational and procedural confidentiality protections. The agreements that we enter into with our employees, contractors, partners, vendors, and end-users may not prevent unauthorized use or disclosure of our proprietary technology or infringement of our intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or infringement of our intellectual property rights, which may substantially harm our business. Furthermore, we cannot be assured that such agreements will be fully enforceable, or that they will not be breached by the counterparties, or that we will be able to detect, deter, or adequately address any such breach or threatened breach. As a provider of cybersecurity solutions, we may be an attractive target for computer hackers or other bad actors and may have a greater risk of unauthorized access to, and misappropriation of, our systems, technology, and proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products and infringement of our rights is difficult. In addition, the laws of some foreign countries, including countries where we sell solutions or have operations, do not protect proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and third parties, including current and future competitors, may independently develop similar or superior technology, duplicate or reverse engineer aspects of our products, or design around our patented technology or otherwise infringe or circumvent our intellectual property rights.

As of June 27, 2020, we had approximately 1,340 issued U.S. patents, in addition to approximately 680 issued foreign patents and approximately 615 pending U.S. and foreign patent applications. There can be no assurance that any of our pending patent applications will issue or that the patent examination process will not result in our narrowing the claims applied for in our patent applications or that any current or future issued patents will not be later challenged, limited, or invalidated. Furthermore, there can be no assurance that we will be able to detect any infringement of our existing or future intellectual property rights or, if infringement is detected, that we will be successful in asserting claims or counterclaims, that our intellectual property rights will be enforceable, that any damages awarded to us will be sufficient to adequately compensate us for the infringement, that we will be able to obtain injunctive relief to prevent ongoing infringement, or that the costs of seeking enforcement will not outweigh any benefits.

There can be no assurance or guarantee that any products, services, or technologies that we are presently developing, or will develop in the future, will result in intellectual property that is subject to legal protection under the laws of the United States or a foreign jurisdiction or that produces a competitive advantage for us.

We may be sued by third parties for alleged infringement, misappropriation, or other violation of their proprietary rights, and it may be necessary for us to sue third parties to enforce and protect our proprietary rights, resulting in potential lengthy and expensive litigation.

From time to time, third parties may claim that we have infringed, misappropriated, or otherwise violated their intellectual property rights, including claims regarding patents, copyrights, trademarks, and trade secrets. Because of constant technological change in the segments in which we compete, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents, we expect the trend of third-party claims to continue and that we will be required to defend against actual or threatened litigation of this type. The litigation process is subject to inherent uncertainties, so we may not prevail in litigation matters regardless of the merits of our position. Our participation in any litigation could cause us to incur substantial costs and could distract our management from the day-to-day operations of our business. In addition to the expense and distraction associated with litigation, adverse determinations could cause us to lose our proprietary rights, prevent us from manufacturing or selling our products, require us to obtain licenses to patents or other intellectual property rights that our products are alleged to infringe, misappropriate, or otherwise violate (which licenses may not be available on commercially reasonable terms or at all), or re-design or re-engineer our products to address actual or claimed infringement, misappropriation, or other violation and subject us to significant liabilities.

If we acquire technology to include in our products from third parties, our exposure to actions alleging infringement, misappropriation, or other violation may increase because we must rely upon these third parties to verify the origin and ownership of such technology. Our agreements with such third parties may not provide adequate protections or remedies, and we may not be able to compel such third parties to provide any available remedies in the case of such actions. Similarly, we face exposure to actions alleging infringement, misappropriation, or other violation if we hire or engage software engineers who were previously employed by competitors or other third parties and those employees or other personnel inadvertently or deliberately incorporate proprietary technology of third parties into our products despite efforts to prevent such infringement, misappropriation, or other violation.

From time to time, the U.S. Supreme Court, other U.S. federal courts and the U.S. Patent and Trademark Appeals Board, and their foreign counterparts, have made and may continue to make changes to the interpretation of patent, copyright, trademark, or other intellectual property laws in their respective jurisdictions. We cannot predict future changes to the interpretation of such existing laws or whether U.S. or foreign legislative bodies will amend such laws in the future. Any such changes may lead to uncertainties or increased costs and risks surrounding the prosecution, validity, enforcement, and defense of our issued patents and patent applications and other intellectual property, the outcome of third-party claims of infringement, misappropriation, or other violation of intellectual property brought against us and the actual or enhanced damages (including treble damages) that may be awarded in connection with any such current or future claims, and could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business is subject to the risks of product defects, warranty claims, product returns, and product liability.

Our solutions are highly complex and may contain design defects or errors that are not detected before their commercial release, particularly when first introduced or as new versions or upgrades are released. Despite testing by us and by current and potential customers, design defects or errors may not be found until after commencement of commercial shipments, resulting in customer dissatisfaction and loss of or delay in market acceptance and sales opportunities. These errors and quality problems could also cause us to incur significant repair or replacement costs, divert the attention of our engineering personnel from our product development efforts, and cause significant customer relations problems. We may also incur significant costs in connection with a product recall and any related indemnification obligations. We have experienced errors or quality problems in the past in connection with solutions and enhancements and expect that errors or quality problems will be found from time to time in the future. Any of these errors or other quality problems could adversely affect our results of operations.

Historically, the amount of warranty claims we have received has not been significant, but there is no guarantee that claims will not be significant in the future. Any errors, defects, or other problems with our products could negatively impact our customers and result in financial or other losses. While we typically seek by contract to limit our exposure to damages, liability limitation provisions in our standard terms and conditions of sale, and those of our channel partners, may not be enforceable under some circumstances or may not fully or effectively protect us from customer claims and related liabilities and costs, including indemnification obligations under our agreements with channel partners or customers. The sale and support of our solutions also entail the risk of product liability claims. In addition, even claims that ultimately are unsuccessful could require us to incur costs in connection with litigation and divert management’s time and other resources, and could seriously harm the reputation of our business and solutions.

Our third-party strategic alliances expose us to a range of business risks and uncertainties that are outside of our control and that could have a material adverse impact on our business and financial results.

We have entered, and intend to continue to enter, into strategic alliances with third parties to support our future growth plans. These relationships involve technology licensing, product integration, and co-marketing and co-promotion activities. For example, we have arrangements with operating system vendors that provide us with sufficient technological access to new and updated versions of their operating systems to enable us to develop and deploy interoperable products that are deeply integrated with their operating systems on our customers’ networks and devices. We also partner with certain Internet search providers to promote their offerings to our customers. We invest significant time, money, and resources to establish and maintain these strategic relationships, but we have no assurance that any particular relationship will continue for any specific period of time.

Furthermore, certain of these strategic partners currently offer, and may in the future offer, products, and services that compete with our own solutions in certain markets, and in the future these partners may impose limitations on, or terminate, our partnerships in order to improve their own competitive position. Generally, our agreements with these partners are terminable without cause with no or minimal notice or penalties. Any adverse change in our relationships with a significant strategic partner could limit or delay our ability to offer certain new or competitive solutions, increase our development costs, and reduce our revenue, any of which could have an adverse impact on our competitive position and our financial performance. In addition, we could be required to incur significant expenses to develop a new strategic partnership or to develop and implement an alternative plan to pursue the opportunity that we targeted with the former partner, which could adversely affect our business, financial condition, results of operations, and cash flows.

If we fail to successfully promote or protect our brand, our business, and competitive position may be harmed.

Due to the intensely competitive nature of our markets, we believe that building and maintaining our brand and reputation is critical to our success, and that the importance of positive brand recognition will increase as competition in our market further intensifies. Over our 30-year history, we have invested and expect to continue to invest substantial resources to promote and maintain our brand as a trusted cybersecurity provider, but there is no guarantee that our brand development strategies will enhance the recognition of our brand or lead to increased sales of our solutions.

In recent years, there has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites, and other forms of internet-based communications that allow individuals access to a broad audience of consumers and other persons. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to more effectively organize collective actions such as boycotts. Negative publicity, whether or not justified, can spread rapidly through social media. The dissemination of information via social media could harm our brand or our business, regardless of the information’s accuracy. To the extent that we are unable to respond timely and appropriately to negative publicity, our reputation and brand could be harmed. This could include negative publicity related to our products or services or negative publicity related to actions by our executives, team members or other individuals or entities that may be perceived as being associated with us. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business. In addition, we and our employees use social media and other internet-based communications methods to communicate with our end-users, customers, partners, and the public in general. There is risk that the social media communications of us or our employees could be received negatively. Failure to use social media or other internet-based communication methods effectively could lead to a decline in our reputation. Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications, any failure by us or third parties acting at our direction to abide by applicable laws and regulations in the use of social media or internet-based communications could adversely impact our reputation, financial performance or subject us to fines or other penalties. Other risks associated with the use of social media and internet based-communication include improper disclosure of proprietary information, negative comments about our brand, products, or services, exposure of personally identifiable information, fraud, hoaxes, or malicious dissemination of false information.

If cybersecurity industry analysts publish unfavorable or inaccurate research reports about our business, our financial performance could be harmed.

An increasing number of independent industry analysts and researchers regularly evaluate, compare, and publish reviews regarding the performance, efficiency, and functionality of cybersecurity products and services, including our own solutions. The market’s perception of our solutions may be significantly influenced by these reviews. We do not have any control over the content of these independent industry analysts and research reports, or the methodology they use to evaluate our solutions, which may be flawed or incomplete. Demand for our solutions could be harmed if these industry analysts publish negative reviews of our solutions or do not view us as a market leader. If we are unable to maintain a strong reputation, sales to new and existing customers and renewals could be adversely affected, and our financial performance could be harmed.

Our failure to adequately maintain and protect personal information of our customers or our employees in compliance with evolving legal requirements could have a material adverse effect on our business.

We collect, use, store, disclose, or transfer (collectively, “process”) personal information, including from employees and customers, in connection with the operation of our business. A wide variety of local and international laws and regulations apply to the processing of personal information. Data protection and privacy laws and regulations are evolving and being tested in courts and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, in 2016, the E.U. adopted the General Data Protection Regulation (“GDPR”), which took effect on May 25, 2018. The GDPR imposes requirements that may limit how we are permitted to process data on behalf of ourselves and our clients, and we may be required to incur significant additional costs to comply with these requirements. Applicable laws, regulations and court decisions in the E.U. relating to privacy and data protection could also impact our ability to transfer personal data internationally. The GDPR specifies substantial maximum fines for failure to comply. Continued compliance with the GDPR and national laws in the E.U. may require significant changes to our products and practices to ensure compliance with applicable law.

A variety of data protection legislation also apply in the United States at both the federal and state level, including new laws that may impact our operations. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (“CCPA”), which went into effect on January 1, 2020, with enforcement by the state attorney general beginning July 1, 2020. The CCPA defines “personal information” in a broad manner and generally requires companies that process personal information of California residents to make new disclosures about their data collection, use, and sharing practices, allows consumers to opt-out of certain data sharing with third parties or sale of personal information, and provides a new cause of action for data breaches. Moreover, a new privacy law, the California Privacy Rights Act (“CPRA”) was recently certified by the California Secretary of State to appear on the ballot for the upcoming election on November 3, 2020. If this initiative is approved by California voters, the CPRA would significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional expenditures to comply. Additionally, the Federal Trade Commission, and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the CCPA and other similar laws that have been or may be enacted at the federal and state level may require us to modify our data processing practices and policies and to incur substantial expenditures in order to comply.

Global privacy and data protection legislation, enforcement, and policy activity are rapidly expanding and evolving, and may be inconsistent from jurisdiction to jurisdiction. On July 16 2020, the Court of Justice of the European Union, Europe’s highest court, held in the Schrems II case that the E.U.-U.S. Privacy Shield, a mechanism for the transfer of personal data from the E.U. to the U.S., was invalid, and imposed additional obligations in connection with the use of standard contractual clauses approved by the European Commission. The impact of this decision on the ability to lawfully transfer personal data from the E.U. to the U.S. is being assessed and guidance from European regulators and advisory bodies is awaited. It is possible that the decision will restrict the ability to transfer personal data from the E.U. to the U.S. and we may, in addition to other impacts, experience additional costs associated with increased compliance burdens, and we and our customers face the potential for regulators in the European Economic Area (“EEA”) to apply different standards to the transfer of personal data from the EEA to the U.S., and to block, or require ad hoc verification of measures taken with respect to, certain data flows from the EEA to the U.S. We may experience reluctance or refusal by current or prospective European customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of EEA residents. The regulatory environment applicable to the handling of EEA residents’ personal data, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs and could result in our business, operating results and financial condition being harmed. We and our customers may face a risk of enforcement actions by data protection authorities in the EEA relating to personal data transfers to us and by us from the EEA. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition. Additionally, we may be or become subject to data localization laws mandating that data collected in a foreign country be processed only within that country. If any country in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition.

Further, in June 2016, the U.K. voted to leave the E.U., which resulted in the U.K. exiting the E.U. on January 31, 2020, subject to a transition period ending December 31, 2020. Brexit could lead to further legislative and regulatory changes. The U.K. has implemented a Data Protection Act that substantially implements the GDPR, but it remains to be seen whether the U.K.’s withdrawal from the E.U. pursuant to Brexit will substantially impact the manner in which U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the U.K. will be regulated.

Our actual or alleged failure to comply with any applicable laws and regulations or privacy-related contractual obligations, or to protect such data that we process, could result in litigation, regulatory investigations, and enforcement actions against us, including fines, orders, public censure, claims for damages by employees, customers, and other affected individuals, public statements against us by consumer advocacy groups, damage to our reputation and competitive position, and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Evolving and changing definitions of personal information, personal data, and similar concepts within the E.U., the United States, and elsewhere, especially relating to classification of IP addresses, device identifiers, location data, household data, and other information we may collect, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Additionally, if third parties that we work with, such as vendors or developers, violate applicable laws or our policies, such violations may also place personal information at risk and have an adverse effect on our business. Even the perception of privacy concerns, whether or not valid, may harm our reputation, subject us to regulatory scrutiny and investigations, and inhibit adoption of our products by existing and potential customers.

Our business operations and the use of our technology are subject to evolving legal requirements regarding privacy throughout the world.

We currently operate our business in jurisdictions where we are subject to evolving data protection or privacy laws and regulations. Certain of our products and services involve the transmission data between jurisdictions. While we are continuously evaluating our products’ and services’ compliance with current regulatory and security requirements in the jurisdictions in which we offer these products and services, there can be no assurance that such requirements will not change or that we will not otherwise be subject to legal or regulatory actions. In addition, our products, when configured by our customers, may intercept and examine data in a manner that may subject their use to privacy and data protection laws and regulations in those jurisdictions in which our customers operate.

Any failure or perceived failure by us or by our products or services to comply with these laws and regulations may subject us to legal or regulatory actions, damage our reputation, or adversely affect our ability to sell our products or services. Moreover, if these laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our data practices or the operation of our products and services, we may need to expend resources in order to change our business operations, data practices, or the manner in which our products or services operate. This could adversely affect our business, financial condition, results of operations, and cash flows.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our solutions are subject to U.S. export controls, specifically the Export Administration Regulations and economic sanctions enforced by the Office of Foreign Assets Control. We incorporate standard encryption algorithms into certain of our solutions, which, along with the underlying technology, may be exported outside of the United States only with the required export authorizations, including by license, license exception, or other appropriate government authorizations, which may require the filing of a classification request or report. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions, including embargoes. Even though we take precautions to ensure that we and our channel partners comply with all relevant regulations, any failure by us or our channel partners to comply with U.S. export requirements, U.S. customs regulations, U.S. economic sanctions, or other laws could have negative consequences, including reputational harm, government investigations, and substantial civil and criminal penalties (e.g., fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges).

In addition, changes in our solutions or changes in export and import regulations may create delays in the introduction of our solutions into international markets, including as a consequence of new licensing requirements, prevent certain personnel from developing or maintaining our products, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our solutions to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to develop, export to, or sell our solutions to, existing or potential end-customers with international operations. Any decreased use of our solutions or limitation on our ability to develop, export to, or sell our solutions in international markets would likely adversely affect our business, financial condition, results of operations, and cash flows.

There is also significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, government regulations, and tariffs. The current United States presidential administration is pursuing substantial changes to United States foreign trade policy with respect to China, Mexico, and other countries, including the possibility of imposing greater restrictions on international trade, restrictions on sales and technology transfers to certain Chinese corporations, and significant increases of tariffs on goods imported into the United States. Given the relatively fluid regulatory environment in China and the United States and uncertainty regarding how the United States or foreign governments will act with respect to tariffs, international trade agreements and policies, a trade war, further governmental action related to tariffs or international trade policies, or additional tax or other regulatory changes in the future could occur and could directly and adversely impact our financial results and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable anti-money-laundering laws could subject us to penalties and other adverse consequences.

We currently conduct a substantial portion of our operations and sell our products and services in numerous countries outside of the United States, including in the APAC, EMEA, and LAR regions. Our global operations are subject to the FCPA, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, anti-money laundering, and similar laws in the United States and other countries in which we conduct activities. The FCPA prohibits covered parties from offering, promising, authorizing, or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty or obtaining or retaining an improper business advantage. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials as well as commercial bribery, which involves the giving or receiving improper payments to or from non-government parties.

While we have implemented policies, internal controls, and other measures reasonably designed to promote compliance with applicable anti-corruption, anti-bribery, and anti-money-laundering laws and regulations, our employees, agents, and strategic partners may engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption, anti-bribery laws and anti-money laundering laws and regulations, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees, agents, or strategic partners acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, and other consequences that may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, our brand and reputation, our sales activities, or the value of our business could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery, or anti-money-laundering laws and regulations.

We may be unable to raise additional capital on acceptable terms, or at all.

We believe that our available cash and cash equivalents, together with funds from this offering and generated from our operating activities and unused availability under our Revolving Credit Facility, will be sufficient to meet our near term working and other capital requirements. However, if cash is required for unanticipated needs, including in connection with a proposed acquisition of a company or technology, we may need additional capital. The development and marketing of new solutions and our investment in sales and marketing efforts require a significant commitment of resources. If the markets for our solutions develop at a slower pace than anticipated, we could be required to raise additional capital. We cannot guarantee that, should it be required, sufficient debt or equity capital will be available to us under acceptable terms, if at all. If we were unable to raise additional capital when required, our business, financial condition, results of operations, and cash flows could be seriously harmed.

We have experienced net losses in recent periods and may not maintain profitability in the future.

We experienced net loss of $236 million for fiscal 2019 and net income of $31 million for the 26-week period ended June 27, 2020. While we have experienced revenue growth over these same periods, we may not be able to sustain or increase our growth or maintain profitability in the future or on a consistent basis. In recent years, we have changed our portfolio of products and invested in research and development to develop new products and enhance current solutions.

We also expect to continue to invest for future growth. We expect that to maintain profitability we will be required to increase revenues, manage our cost structure, and avoid significant liabilities. Revenue growth may slow, revenue may decline, or we may incur significant losses in the future for a number of possible reasons, increasing competition, a decrease in the growth of the markets in which we operate, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance may be harmed.

Foreign currency exchange rate fluctuations may adversely affect our financial performance.

A significant portion of our transactions outside of the United States are denominated in foreign currencies. We remeasure revenues and costs from these transactions into U.S. dollars for reporting purposes. As a result, our future results of operations will continue to be subject to fluctuations in foreign currency rates. For example, Brexit resulted in an adverse impact to currency exchange rates, notably the British Pound Sterling which experienced a sharp decline in value compared to the U.S. dollar and other currencies. We may be positively or negatively affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales and foreign currency rates continue to experience increased volatility due to the COVID-19 pandemic. Additionally, fluctuations in currency exchange rates will impact our deferred revenue balance, which is a key financial metric at each period end. We may employ hedging techniques to mitigate this risk but hedging may be insufficient or the hedging may create losses. Furthermore, to the extent our customers or partners require us to enter into long-term contracts denominated in foreign currencies, our exposure to these risks would increase. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition, and results of operations could be adversely affected.

Further, we have a substantial amount of euro-denominated indebtedness. Fluctuations in the exchange rate between U.S. dollars and euros may have a material adverse effect on our ability to repay such indebtedness.

Changes in tax laws or in their implementation may adversely affect our business and financial condition.

Changes in tax law may adversely affect our business or financial condition. On December 22, 2017, the U.S. government enacted legislation commonly referred to as the Tax Cuts and Jobs Act, or the TCJA, which significantly reformed the Internal Revenue Code of 1986, as amended (the “Code”). The TCJA, among other things, contained significant changes to corporate taxation, including a reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), the limitation of the deduction for net operating losses, or NOLs, arising in taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of NOL carrybacks for losses arising in taxable years ending after December 31, 2017 (though any such NOLs may be carried forward indefinitely), the imposition of a one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, the elimination of U.S. tax on foreign earnings (subject to certain important exceptions), the allowance of immediate deductions for certain new investments instead of deductions for depreciation expense over time, and the modification or repeal of many business deductions and credits.

As part of Congress’s response to the COVID-19 pandemic, the Families First Coronavirus Response Act, commonly referred to as the FFCR Act, was enacted on March 18, 2020, and the Coronavirus Aid, Relief, and Economic Security Act, commonly referred to as the CARES Act, was enacted on March 27, 2020. Both contain numerous tax provisions. In particular, the CARES Act retroactively and temporarily (for taxable years beginning before January 1, 2021) suspends application of the 80%-of-taxable-income limitation on the use of NOLs, which was enacted as part of the TCJA. It also provides that NOLs arising in any taxable year beginning after December 31, 2017 and before January 1, 2021 are generally eligible to be carried back up to five years. The CARES Act also temporarily (for taxable years beginning in 2019 or 2020) relaxes the limitation of the tax deductibility for net interest expense by increasing the limitation from 30% to 50% of adjusted taxable income.

Regulatory guidance under the TCJA, the FFCR Act and the CARES Act is and continues to be forthcoming, and such guidance could ultimately increase or lessen impact of these laws on our business and financial condition. It is also likely that Congress will enact additional legislation in connection with the COVID-19 pandemic, some of which could have an impact on our Company. In addition, it is uncertain if and to what extent various states will conform to the TCJA, the FFCR Act or the CARES Act.

Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates.

Forecasts of our income tax position and effective tax rate are complex and subject to uncertainty because our income tax position for each year combines the effects of a mix of profits and losses earned by us and our subsidiaries in various tax jurisdictions with a broad range of income tax rates, as well as changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules and changes to these rules and tax laws, such as the U.S. federal income tax laws, including impacts of the TCJA, FFCR Act and CARES Act, arising from future interpretations of such legislation, the results of examinations by various tax authorities and the impact of any acquisition, business combination, or other reorganization or financing transaction. To forecast our global tax rate, we estimate our pre-tax profits and losses by jurisdiction and forecast our tax expense by jurisdiction. If our mix of profits and losses, our ability to use tax credits, or effective tax rates by jurisdiction is different than those estimated, our actual tax rate could be different than forecasted, which could have a material impact on our financial condition and results of operations.

As a multinational corporation, we conduct our business in many countries and are subject to taxation in many jurisdictions. The taxation of our business is subject to the application of multiple and conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax regulations in each geographic region, the availability of tax credits and carryforwards, and the effectiveness of our tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against us that could materially impact our tax liability and/or our effective income tax rate.

In addition, we are subject to examination of our income tax returns by the Internal Revenue Service (“IRS”) and other tax authorities. If tax authorities challenge the relative mix of our U.S. and international income, our future effective income tax rates could be adversely affected, including for future periods and retroactively. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for income taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority will not have an adverse effect on our business, financial condition, results of operations, and cash flows.

Our global operations may expose us to increased tax risks.

We are generally required to account for taxes in each jurisdiction in which we operate. This process may require us to make assumptions, interpretations, and judgments with respect to the meaning and application of promulgated tax laws and related administrative and judicial interpretations. The positions that we take and our interpretations of the tax laws may differ from the positions and interpretations of the tax authorities in the jurisdictions in which we operate. An adverse outcome in any examination could have a significant negative impact on our cash position and net income. Although we have established reserves for examination contingencies in accordance with published guidance, there can be no assurance that the reserves will be sufficient to cover our ultimate liabilities.

Our provision for income taxes is subject to volatility and can be adversely affected by a variety of factors, including but not limited to: unanticipated decreases in the amount of revenue or earnings in countries with low statutory tax rates, changes in tax laws and the related regulations and interpretations (including various proposals currently under consideration), changes in accounting principles (including accounting for uncertain tax positions), and changes in the valuation of our deferred tax assets. Significant judgment is required to determine the recognition and measurement attributes prescribed in certain accounting guidance. This guidance applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes.

Our ability to use certain net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership of the relevant corporation by “5% shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. If our corporate subsidiaries experience one or more ownership changes in connection with this offering and other transactions in our stock, then we may be limited in our ability to use our corporate subsidiaries’ net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that such subsidiaries earn. Any such limitations on the ability to use net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, results of operations, and cash flows.

We may become involved in litigation, investigations, and regulatory inquiries and proceedings that could negatively affect us and our reputation.

From time to time, we are involved in various legal, administrative, and regulatory proceedings, claims, demands, and investigations relating to our business, which may include claims with respect to commercial, product liability, intellectual property, data privacy, consumer protection, breach of contract, employment, class action, whistleblower, and other matters. In the ordinary course of business, we also receive inquiries from and have discussions with government entities regarding the compliance of our contracting and sales practices with laws and regulations. Such matters can be costly and time consuming and divert the attention of our management and key personnel from our business operations. We have been and are currently, and expect to continue to be, subject to third-party intellectual property infringement claims by entities that do not have operating businesses of their own and therefore limit our ability to seek counterclaims for damages and injunctive relief. Plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), pay ongoing royalty payments, delay or prevent us from offering our products or services, or require that we comply with other unfavorable terms. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. We may also decide to settle such matters on terms that are unfavorable to us.

If we fail to comply with environmental requirements, our business, financial condition, results of operations, cash flows, and reputation could be adversely affected.

Our operations and the sale of our solutions are subject to various federal, state, local, and foreign environmental and safety regulations, including laws adopted by the E.U., such as the Waste Electrical and Electronic Equipment Directive (“WEEE Directive”), and the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive (“E.U. RoHS Directive”), of certain metals from global hot spots. The WEEE Directive requires electronic goods producers to be responsible for marking, collection, recycling, and treatment of such products. Changes in the WEEE Directive of the interpretation thereof may cause us to incur additional costs or meet additional regulatory requirements, which could be material. Similar laws and regulations have been passed or are pending in China, South Korea, Norway, and Japan and may be enacted in other regions, including in the United States, and we are, or may in the future be, subject to these laws and regulations.

The E.U. RoHS Directive and similar laws of other jurisdictions limit the content of certain hazardous materials such as lead, mercury, and cadmium in the manufacture of electrical equipment, including our products. Currently, our products comply with the E.U. RoHS Directive requirements. However, if there are changes to this or other laws, or to their interpretation, or if new similar laws are passed in other jurisdictions, we may be required to reengineer our products or to use different components to comply with these regulations. This reengineering or component substitution could result in substantial costs to us or disrupt our operations or logistics.

We are also subject to environmental laws and regulations governing the management of hazardous materials, which we use in small quantities in our engineering labs. Our failure to comply with past, present, and future environmental and safety laws could result in increased costs, reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties, third-party property damage, remediation costs, and other sanctions, any of which could harm our business, financial condition, results of operations, and cash flows. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows, and although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. We also expect that our business will be affected by new environmental laws and regulations on an ongoing basis, which may be more stringent, imposing greater compliance costs and increasing risks and penalties associated with violations which could harm our business.

Our business, financial condition, results of operations, or cash flows could be significantly hindered by the occurrence of a natural disaster, terrorist attack, pandemic, or other catastrophic event.

Our business operations are susceptible to outages due to fire, floods, unusual weather conditions, power loss, telecommunications failures, terrorist attacks, pandemics, such as the COVID-19 pandemic, and other events beyond our control, and our sales opportunities may also be affected by such events. Natural disasters including tornados, hurricanes, floods and earthquakes may damage the facilities of our customers or those of their suppliers or retailers or their other operations, which could lead to reduced revenue for our customers and thus reduced sales. In addition, a substantial portion of our facilities, including our headquarters, are located in Northern California, an area susceptible to earthquakes. We do not carry earthquake insurance for earthquake-related losses. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any of these events.

Additionally, our customers may face a number of potential business interruption risks that are beyond our respective control. For example, our customers depend on the continuous availability of our cloud-based offerings. Our cloud-based offerings are vulnerable to damage or interruption from a variety of sources, including damage or interruption caused by telecommunications or computer systems failure, fire, earthquake, power loss, cyberattack, human error, terrorist acts, and war. We use a variety of third-party data centers and do not control their operation. These facilities and networks may experience technical failures and downtime, may fail to distribute appropriate updates, or may fail to meet the increased requirements of a growing customer base, any of which could temporarily or permanently expose our customers’ networks, leaving their networks unprotected against the latest security threats, or, in the case of technical failures and downtime of a customer’s security operation center, all security threats. Depending upon how customers have configured their use of our products and services, network downtime within our data centers may also prevent certain customers from being able to access the Internet during the period of such network downtime.

To the extent that such events disrupt our business or the business of our current or prospective customers, or adversely impact our reputation, such events could adversely affect our business, financial condition, results of operations, and cash flows.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our market, expose us to interest rate risk, and prevent us from timely satisfying our obligations.

As of June 27, 2020, our total debt outstanding under our Senior Secured Credit Facilities was approximately $4,781 million and additional unused borrowing capacity under our Revolving Credit Facility was approximately $496 million. For a description of our Senior Secured Credit Facilities and definitions of capitalized terms used in this section, see “Description of Certain Indebtedness.” We intend to cause Foundation Technology Worldwide to repay approximately $                 million of our Second Lien Term Loan with the proceeds from this offering. See “Use of Proceeds.” If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, or issue equity to obtain necessary funds; we do not know whether we will be able to take any of such actions on a timely basis or on terms satisfactory to us or at all.

Our high degree of leverage could have important consequences, including:

•	making it more difficult for us to make payments on the Senior Secured Credit Facilities and our other obligations;

•	increasing our vulnerability to general economic and market conditions and to changes in the industries in which we compete;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, future working capital, capital expenditures, investments or acquisitions, future strategic business opportunities, or other general corporate requirements;

•	restricting us from making acquisitions or causing us to make divestitures or similar transactions;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, investments, acquisitions, and general corporate or other purposes;

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged; and

•	increasing our cost of borrowing.

Borrowings under our Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations may increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.

The terms of our outstanding indebtedness restrict us from engaging in specified types of transactions. These covenants restrict our ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions, or dispositions;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our capital stock;

•	make acquisitions, investments, loans (including guarantees), advances, or capital contributions;

•	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer, or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments or repurchases of debt that is contractually subordinated with respect to right of payment or security;

•	engage in certain transactions with affiliates;

•	modify certain documents governing debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our material lines of business.

In addition, our First Lien Credit Agreement includes a financial covenant which requires that, at the end of each fiscal quarter, for so long as the aggregate principal amount of borrowings under the Revolving Credit Facility exceeds 35% of the aggregate commitments under the Revolving Credit Facility, our first lien net leverage ratio cannot exceed 6.30 to 1.00. Our ability to comply with this financial covenant can be affected by events beyond our control, and we may not be able to satisfy it. See “Description of Certain Indebtedness.” As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns;

•	unable to compete effectively or to take advantage of new business opportunities; and/or

•	limited in our ability to grow in accordance with, or otherwise pursue, our business strategy.

Our Senior Secured Credit Facilities also contain numerous affirmative covenants that will remain in effect as long as our Senior Secured Credit Facilities remain outstanding. We are also required to make mandatory prepayments of the obligations under our Senior Secured Credit Facilities in certain circumstances, including upon certain asset sales or receipt of certain insurance proceeds or condemnation awards, upon certain issuances of debt, and, annually, with a portion of our excess cash flow.

We cannot guarantee that we will be able to maintain compliance with these covenants or, if we fail to do so, that we will be able to obtain waivers from the lenders or investors and/or amend the covenants. Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business. Even if our Senior Secured Credit Facilities are terminated, any additional debt that we incur in the future could subject us to similar or additional covenants. See “Description of Certain Indebtedness.”

A breach of any of the covenants in the credit agreements governing our Senior Secured Credit Facilities could result in an event of default, which, if not cured or waived, could trigger acceleration of our indebtedness and an increase in the interest rates applicable to such indebtedness, and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. The acceleration of the indebtedness under our Senior Secured Credit Facilities or under any other indebtedness could have a material adverse effect on our business, results of operations, and financial condition. In the event of any default under our existing or future credit facilities, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable. In addition, we have granted a security interest in a significant portion of our assets to secure our obligations under our Senior Secured Credit Facilities. During the existence of an event of default under our Senior Secured Credit Facilities, the applicable lenders could exercise their rights and remedies thereunder, including by way of initiating foreclosure proceedings against any assets constituting collateral for our obligations under the Senior Secured Credit Facilities.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and/or interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments, acquisitions, capital expenditures, and payments on account of other obligations, seek additional capital, restructure or refinance our indebtedness, or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business operations. In addition, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

If we are at any point unable to repay or otherwise refinance our indebtedness when due, or if any other event of default is not cured or waived, the applicable lenders could accelerate our outstanding obligations or proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing our Senior Secured Credit Facilities or the exercise by the applicable lenders of their rights under the security documents would likely have a material adverse effect on our business.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

We are a holding company, and as such have no independent operations or material assets other than our ownership of equity interests in our subsidiaries, and our subsidiaries’ contractual arrangements with customers, and we will depend on our subsidiaries to distribute funds to us so that we may pay our obligations and expenses. Our ability to make scheduled payments on, or to refinance our respective obligations under, our indebtedness and to fund planned capital expenditures and other corporate expenses will depend on the ability of our subsidiaries to make distributions, dividends or advances to us, which in turn will depend on our subsidiaries’ future operating performance, on economic, financial, competitive, legislative, regulatory, and other factors, and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our respective obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Despite our level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations, and general and commercial liabilities. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future, including additional tranches of term loans and/or term loan increases, increases to our revolving commitments and/or additional revolving credit facilities as well as off-balance sheet financings, contractual obligations, and general and commercial liabilities. Although the terms of Senior Secured Credit Facilities contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of significant exceptions and qualifications and any additional indebtedness incurred in compliance with such restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. If we and our subsidiaries incur significant additional indebtedness or other obligations, the related risks that we face could increase.

If the financial institutions that are part of the syndicate of our Revolving Credit Facility fail to extend credit under our facility, our liquidity and results of operations may be adversely affected.

We have access to capital through our Revolving Credit Facility, which is governed by the First Lien Credit Agreement. Each financial institution which is part of the syndicate for our Revolving Credit Facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under our Revolving Credit Facility. If any participant or group of participants with a significant portion of the commitments in our Revolving Credit Facility fails to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected.

We may be adversely affected by the phase-out of, or changes in the method of determining, the London Interbank Offered Rate (“LIBOR”) or the Euro Interbank Offered Rate (“EURIBOR”), or the replacement of LIBOR and/or EURIBOR with different reference rates.

LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on U.S. dollar-denominated loans globally. EURIBOR is a basic rate of interest used in lending between Eurozone banks and is widely used as a reference for setting the interest rate on Euro-denominated loans globally. Our Senior Secured Credit Facilities use LIBOR and EURIBOR as reference rates such that the interest due to our creditors under those facilities is calculated using LIBOR or EURIBOR, as applicable.

On July 27, 2017, the U.K.’s Financial Conduct Authority (the authority that administers LIBOR) announced that it intends to phase out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flows, and liquidity. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. We may need to renegotiate our Senior Secured Credit Facilities or incur other indebtedness, and changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such renegotiated Senior Secured Credit Facilities or such other indebtedness. If changes are made to the method of calculating LIBOR or LIBOR ceases to exist, we may need to amend certain contracts and cannot predict what alternative rate or benchmark would be negotiated. This may result in an increase to our interest expense.

The European Money Markets Institute (the authority that administers EURIBOR) has undertaken a number of reforms in response to the EU Benchmark Regulation, which was first published in June 2016 and requires only benchmarks published by “authorized administrators” to be used in new financial contracts beginning on January 1, 2022. It is unclear whether new methods of calculating EURIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating EURIBOR, or the replacement of EURIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flows, and liquidity. We cannot predict the effect of the potential changes to EURIBOR or the establishment and use of alternative rates or benchmarks. We may need to renegotiate our First Lien Credit Agreement or incur other indebtedness, and changes in the method of calculating EURIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such renegotiated First Lien Credit Agreement or such other indebtedness. If changes are made to the method of calculating EURIBOR or EURIBOR ceases to exist, we may need to amend certain contracts and cannot predict what alternative rate or benchmark would be negotiated. This may result in an increase to our interest expense.

We utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness, including our Senior Secured Credit Facilities, and we will be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

We have entered into interest rate swap instruments to limit our exposure to changes in variable interest rates. While our hedging strategy is designed to minimize the impact of increases in interest rates applicable to our variable rate debt, including our Senior Secured Credit Facilities, there can be no guarantee that our hedging strategy will be effective, and we may experience credit-related losses in some circumstances. See Note 15 to our audited consolidated financial statements and Note 11 to our unaudited consolidated financial statements included elsewhere in this prospectus.

Risks Related to Our Organizational Structure

Our principal asset is our interest in Foundation Technology Worldwide LLC, and we are dependent upon Foundation Technology Worldwide LLC and its consolidated subsidiaries for our results of operations, cash flows, and distributions.

Upon completion of this offering and the Reorganization Transactions, we will be a holding company and have no material assets other than our direct and indirect ownership of the LLC Units. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses, including to satisfy our obligations under the tax receivable agreement, or declare and pay dividends in the future, if any, depend upon the results of operations and cash flows of Foundation Technology Worldwide LLC and its consolidated subsidiaries and distributions we receive from Foundation Technology Worldwide LLC. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions.

We anticipate that Foundation Technology Worldwide LLC will continue to be treated as a partnership (and not as a “publicly traded partnership,” within the meaning of Section 7704(b) of the Code, subject to tax as a corporation) for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Foundation Technology Worldwide LLC Units. Accordingly, we and our subsidiaries will be required to pay income taxes on our allocable share of any net taxable income of Foundation Technology Worldwide LLC. Further, Foundation Technology Worldwide LLC and its subsidiaries may, absent an election to the contrary, be subject to material liabilities pursuant to partnership audit rules enacted pursuant to the Bipartisan Budget Act of 2015 and related guidance if, for example, its calculations of taxable income are incorrect. Further, we will be responsible for the unpaid tax liabilities of the corporate entities we acquire as part of the Reorganization Transactions, including for the taxable year (or portion thereof) of such entities ending on the date of this Offering. To the extent that we need funds and Foundation Technology Worldwide LLC and its subsidiaries are restricted from making such distributions, under applicable law or regulation, or as a result of covenants in the credit agreements of Foundation Technology Worldwide LLC and its subsidiaries, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer an adverse effect on our liquidity and financial condition.

We will be required to pay certain Continuing Owners for certain tax benefits we may realize or are deemed to realize in accordance with the tax receivable agreement between us and such Continuing Owners, and we expect that the payments we will be required to make will be substantial.

The contribution by certain Continuing Owners to McAfee Corp. of certain corporate entities in connection with this offering (including the Reorganization Transactions) and future exchanges of LLC Units for cash or, at our option, for shares of our Class A common stock are expected to produce or otherwise deliver to us favorable tax attributes that can reduce our taxable income. Upon the completion of this offering, we will be a party to a tax receivable agreement, under which generally we will be required to pay to certain of our Continuing Owners (collectively, the “TRA Beneficiaries”)     % of the applicable cash savings, if any, in U.S. federal, state, and local income tax that we actually realize or, in certain circumstances, are deemed to realize as a result of (i) all or a portion of McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) acquired in connection with the Reorganization Transactions, (ii) increases in McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) and tax basis adjustments in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) as a result of sales or exchanges of LLC Units after this offering, (iii) certain tax attributes of the corporations McAfee Corp. acquires in connection with the Reorganization Transactions (including their allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries)), and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We generally will retain the benefit of the remaining     % of the applicable tax savings.

The payment obligations under the tax receivable agreement are obligations of McAfee Corp., and we expect that the payments we will be required to make under the tax receivable agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the reduction in tax payments for us associated with the tax attributes described above would aggregate to approximately $         over          years from the date of this offering based on an initial public offering price of $         per share of our Class A common stock, which is the midpoint of the price range set forth on the front cover of this prospectus, and assuming all future sales of LLC Units in exchange for our Class A common stock would occur on the one-year anniversary of this offering at such price. In this scenario, we estimate that we would be required to pay the TRA Beneficiaries     % of such amount, or $        , over the             -year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and tax receivable agreement payments by us will be determined in part by reference to the market value of our Class A common stock at the time of the sale and the prevailing tax rates applicable to us over the life of the tax receivable agreement and will be dependent on us generating sufficient future taxable income to realize the benefit. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Tax Receivable Agreement.” Payments under the tax receivable agreement are not conditioned on the TRA Beneficiaries’ ownership of our shares after this offering.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of sales by the Continuing Owners, the price of our Class A common stock at the time of the sales, whether such sales are taxable, the amount and timing of the taxable income we generate in the future, the tax rates then applicable to us, and the portions of our payments under the tax receivable agreement constituting imputed interest. Payments under the tax receivable agreement are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest. Any such benefits that we are deemed to realize under the terms of the tax receivable agreement are covered by the tax receivable agreement and will increase the amounts due thereunder. The tax receivable agreement will provide that interest, at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 1%, will accrue from the due date (without extensions) of the tax return to which the applicable tax benefits relate to the date of payment specified by the tax receivable agreement. In addition, where we fail to make payment by the date so specified, the tax receivable agreement generally will provide for interest to accrue on the unpaid amount from the date so specified until the date of actual payment, at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 5%, except under certain circumstances specified in the tax receivable agreement where we are unable to make payment by such date, in which case interest will accrue at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 1%.

Payments under the tax receivable agreement will be based in part on our tax reporting positions. We will not be reimbursed for any payments previously made under the tax receivable agreement if such basis increases or other attributes or benefits are subsequently disallowed by a taxing authority. As a result, in certain circumstances, the payments we are required to make under the tax receivable agreement could exceed the benefits that we actually realize in respect of the attributes in respect of which the tax receivable agreement required us to make payment.

In addition, the tax receivable agreement will provide that in the case of a change of control of McAfee Corp. (as defined therein) or a material breach of our obligations (that is not timely cured) under the tax receivable agreement, or if, at any time, we elect an early termination of the tax receivable agreement, our payment obligations under the tax receivable agreement will accelerate and may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. We will be required to make a payment to the TRA Beneficiaries covered by such termination in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of (i) 6.5% per annum and (ii) LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 1%, which may differ from our, or a potential acquirer’s, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. In certain cases, a sale or other disposition of a substantial portion of assets of Foundation Technology Worldwide LLC will be treated as a change of control transaction. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. These provisions of the tax receivable agreement may result in situations where the

TRA Beneficiaries have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer’s, actual cash savings in income tax.

If we were to elect to terminate the tax receivable agreement immediately after this offering, based on an assumed initial public offering price of $             per share of our Class A common stock (the midpoint of the range set forth on the cover page of this prospectus), we estimate that we would be required to pay approximately $             in the aggregate under the tax receivable agreement.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The First Lien Credit Agreement and Second Lien Credit Agreement restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement as a result of restrictions in the First Lien Credit Agreement and Second Lien Credit Agreement, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

In certain circumstances, under its limited liability company agreement, Foundation Technology Worldwide LLC will be required to make tax distributions to us, the Continuing Owners and the Management Owners and the distributions that Foundation Technology Worldwide LLC will be required to make may be substantial.

Funds used by Foundation Technology Worldwide LLC to satisfy its tax distribution obligations to the Continuing Owners and the Management Owners will not be available for reinvestment in our business. Moreover, the tax distributions that Foundation Technology Worldwide LLC will be required to make may be substantial, and will likely exceed (as a percentage of Foundation Technology Worldwide LLC’s net income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

As a result of potential differences in the amount of net taxable income allocable to us and to the Continuing Owners and the Management Owners, as well as the use of an assumed tax rate in calculating Foundation Technology Worldwide LLC’s tax distribution obligations to the Continuing Owners and the Management Owners, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivable agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on shares of our Class A common stock and instead, for example, hold such cash balances or lend them to Foundation Technology Worldwide LLC, the Continuing Owners would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units for such Class A common stock. Our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to acquire additional newly issued LLC Units from Foundation Technology Worldwide LLC at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on its Class A common stock; to fund repurchases of its Class A common stock; to make payments under the tax receivable agreement; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders.

Our organizational structure, including the tax receivable agreement, confers certain benefits upon certain Continuing Owners, which benefits are not conferred on Class A common stockholders generally.

Our organizational structure, including the tax receivable agreement, confers certain benefits upon certain Continuing Owners, which benefits are not conferred on the holders of shares of our Class A common stock generally. In particular, we will enter into the tax receivable agreement with Foundation Technology Worldwide LLC and the TRA Beneficiaries, which will provide for the payment by us to the TRA Beneficiaries of     % of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) all or a portion of McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) acquired in connection with the Reorganization Transactions, (ii) increases in McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) and tax basis adjustments in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) as a result of sales or exchanges of LLC Units after this offering, (iii) certain tax attributes of the corporations McAfee Corp. acquires in connection with the Reorganization Transactions (including their allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries)), and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information. Although we will generally retain     % of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

We will not be reimbursed for any payments made to the TRA Beneficiaries under the tax receivable agreement in the event that any purported tax benefits are subsequently disallowed by the IRS.

If the IRS or a state or local taxing authority challenges the tax basis adjustments and/or deductions that give rise to payments under the tax receivable agreement and the tax basis adjustments and/or deductions are subsequently disallowed, the recipients of payments under the agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the tax receivable agreement and may, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments and/or deductions are disallowed, our payments under the tax receivable agreement could exceed our actual tax savings, and we may not be able to recoup payments under the tax receivable agreement that were calculated on the assumption that the disallowed tax savings were available.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic and foreign tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of equity-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations, or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, and local and foreign authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Risks Related to Our Class A Common Stock and this Offering

Our Sponsors and Intel will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by our Sponsors and Intel. Upon completion of this offering, investment funds affiliated with our Sponsors will beneficially own     % of the voting power of our outstanding Class A common stock and Class B common stock, on a combined basis (or     % if the underwriters exercise in full their option to purchase additional shares), and Intel will beneficially own     % of the voting power of our outstanding Class A common stock and Class B common stock, on a combined basis (or     % if the underwriters exercise in full their option to purchase additional shares). As long as our Sponsors and Intel collectively own or control at least a majority of our outstanding voting power, they will have the ability to exercise substantial control and significant influence over our management and affairs and all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. See “Description of Capital Stock.” The concentration of voting power limits your ability to influence corporate matters and, as a result, we may take actions that you do not view as beneficial. As a result, the market price of our Class A common stock could be adversely affected. Even if their collective ownership falls below 50%, our Sponsors and Intel will continue to be able to strongly influence or effectively control our decisions.

Additionally, the interests of our Sponsors and Intel may not align with the interests of our other stockholders. Our Sponsors and Intel may, in the ordinary course of their respective businesses, acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors and Intel each may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Certain of our directors have relationships with our Sponsors and Intel, which may cause conflicts of interest with respect to our business.

Following this offering,                  of our                  directors will be affiliated with our Sponsors and Intel. Our directors who are affiliated with our Sponsors or Intel have fiduciary duties to us and, in addition, have duties to our Sponsors and Intel. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and our Sponsors, whose interests may be adverse to ours in some circumstances.

We previously identified a material weakness in our internal control over financial reporting in recent periods, which we concluded as of the end of the first quarter of fiscal 2020 had been fully remediated, and if we fail to maintain proper and effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act in the future, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our results of operations, our ability to operate our business, and investor confidence.

In connection with the audit of our consolidated financial statements for fiscal 2018 and fiscal 2019, we and our independent registered public accounting firm identified a number of errors in our revenue recognition process that were immaterial to our consolidated financial statements, which led us to conclude we had a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. We did not maintain effective controls specifically over the accuracy of our revenue accounting and reporting, due to the lack of effective review necessary to ensure accurate reporting of revenue and deferred revenue. Additionally, this material weakness could have resulted in a misstatement of the aforementioned account balances or disclosures for the periods during which the material weakness was ongoing that would have resulted in a material misstatement to the annual or interim consolidated financial statements for such periods that would not have been prevented or detected.

We have taken numerous steps designed to address the underlying causes of the material weakness, primarily through the hiring of additional accounting and finance personnel with responsibility for revenue accounting and reporting with relevant accounting and financial reporting experience, reorganizing reporting and supervisory roles among our finance and accounting personnel, enhancing our training programs within our accounting and finance department, and enhancing our internal review procedures. As of the end of the first quarter of fiscal 2020, we concluded that the aforementioned material weakness had been fully remediated. However, our current efforts to maintain an effective control environment may not be sufficient to prevent future material weaknesses or significant deficiencies from occurring or to promptly remediate any such future material weaknesses or significant deficiencies.

Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our controls over financial reporting. Although we will be required to disclose material changes made in our internal controls and procedures on at least a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (including an auditor attestation on management’s internal controls report) until our annual report on Form 10-K for the fiscal year ending December 25, 2021.

To comply with the internal controls requirements of being a public company, we may need to undertake various actions as our business or applicable rules and regulations evolve, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff that have the requisite knowledge of U.S. GAAP. Testing and maintaining internal controls can be costly, challenging, and potentially divert our management’s attention from other matters that are important to the operation of our business.

If we identify future material weaknesses in our internal control over financial reporting, or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our consolidated financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and our stock price may be adversely affected.

Moreover, no matter how well designed, internal control over financial reporting has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be incorrect, and that breakdowns can occur because of error or mistake. Further, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the internal controls. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As such, we could lose investor confidence in the accuracy and completeness of our financial reports, which may have a material adverse effect on our reputation and stock price.

Upon the listing of our shares, we will be a “controlled company” under the Exchange’s rules and, as a result, will qualify for certain exemptions from certain corporate governance requirements; you will therefore not have the same protections afforded to stockholders of companies that are subject to these governance requirements.

Because our Sponsors and Intel will continue to collectively control a majority of the voting power of our outstanding Class A common stock and Class B common stock on a combined basis after completion of this offering, we will be a “controlled company” within the meaning of the Exchange’s corporate governance standards. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Class A common stock, we have:

•	a board of directors that is composed of a majority of “independent directors,” as defined under rules;

•	a compensation committee that is composed entirely of independent directors; and

•	a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we expect to have a board of directors that is composed of a majority of independent directors. However, we may utilize some or all of the other exemptions applicable to “controlled companies.” Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the Exchange’s corporate governance requirements. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the net tangible book deficit per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our Class A common stock outstanding after this offering. See “Dilution” for more detail.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of Class A common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Class A common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

An active, liquid trading market for our Class A common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our Class A common stock. Although we intend to list shares of our Class A common stock on the Exchange under the symbol “MCFE”, an active trading market for our Class A shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations among us, the selling stockholders, and the representatives (as defined herein) and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

As a public company, we will become subject to additional laws, regulations, and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

Prior to this offering, we were a private company. After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Exchange, and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time consuming, or costly. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. We estimate that we will incur between $         million and $         million annually in expenses related to incremental insurance costs and other expenses associated with being a public company, including listing, printer, audit, and XBRL fees and investor relations costs. However, the incremental costs that we incur as a result of becoming a public company could exceed our estimate. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

Our results of operations and share price may be volatile, and the market price of our Class A common stock after this offering may drop below the price you pay.

Our quarterly results of operations are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our results of operations and the trading price of our shares may fluctuate in response to various factors, including:

•	actual or anticipated changes or fluctuations in our results of operations and whether our results of operations meet the expectations of securities analysts or investors;

•	actual or anticipated changes in securities analysts’ estimates and expectations of our financial performance;

•	announcements of new solutions, commercial relationships, acquisitions, or other events by us or our competitors;

•	general market conditions, including volatility in the market price and trading volume of technology companies in general and of companies in the IT security industry in particular;

•	changes in how current and potential customers perceive the effectiveness of our platform in protecting against advanced cyberattacks or other reputational harm;

•	network outages or disruptions of our solutions or their availability, or actual or perceived privacy, data protection, or network information breaches;

•	investors’ perceptions of our prospects and the prospects of the businesses in which we participate;

•	sales of large blocks of our Class A common stock, including sales by our executive officers, directors, and significant stockholders;

•	announced departures of any of our key personnel;

•	lawsuits threatened or filed against us or involving our industry, or both;

•	changing legal or regulatory developments in the United States and other countries;

•	any default or anticipated default under agreements governing our indebtedness;

•	adverse publicity about us, our products and solutions, or our industry;

•	effects of public health crises, such as the COVID-19 pandemic;

•	general economic conditions and trends; and

•	other events or factors, including those resulting from major catastrophic events, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our shares to fluctuate substantially. While we believe that results of operations for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

The Continuing Owners have the right to have their LLC Units exchanged for cash or (at our option) shares of Class A common stock and any disclosure of such exchange or the subsequent sale (or any disclosure of an intent to enter into such an exchange or subsequent sale) of such shares of Class A common stock may cause volatility in our stock price.

As of                     , 2020, we have an aggregate of                  shares of Class A common stock that are issuable upon exchange of LLC Units that are held by the Continuing Owners. We will amend and restate the existing limited liability company agreement of Foundation Technology Worldwide LLC, to, among other things, appoint McAfee Corp. as the sole managing member of Foundation Technology Worldwide LLC (the “New LLC Agreement”). Under the New LLC Agreement, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, including lock-up agreements or market standoff agreements with the underwriters, the Continuing Owners will be entitled to have their LLC Units exchanged for cash or (at our option) shares of our Class A common stock. The holders of MIUs will also have the right, from time to time and subject to certain restrictions, to exchange their MIUs for LLC Units, which will then be immediately redeemed for shares of Class A Common Stock, based on the value of such MIUs relative to their applicable distribution threshold.

We cannot predict the timing, size, or disclosure of any future issuances of our Class A common stock resulting from the exchange of LLC Units or the effect, if any, that future issuances, disclosure, if any, or sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have outstanding                  shares of Class A common stock, based on the number of shares outstanding as of                  and including shares of Class A common stock into which outstanding LLC Units may be exchanged, and assuming no exercises of outstanding options after                 . All of our directors and officers and the holders of approximately [    ]% of our outstanding shares and options that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreements described in the “Shares Eligible for Future Sale” section of this prospectus. Additionally, certain holders representing [    ]% of our outstanding capital stock and options, have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market standoff agreements with us, and we will not waive any of the restrictions of such market standoff agreements during the period ending 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters.

We also intend to file a Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”) to register all shares of Class A common stock that we may issue under our equity compensation plans. In addition, our Sponsors, Intel, and certain other holders of our equity interests have certain demand registration rights that could require us in the future to file registration statements in connection with sales of additional shares of our Class A common stock by such parties. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Stockholders Agreement.” Such sales could be significant. Once we register these shares, they can be freely resold in the public market, subject to legal or contractual restrictions, such as the lock-up agreements described in the “Underwriters (Conflicts of Interest)” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

We cannot guarantee the timing, amount, or payment of dividends on our Class A common stock.

Following completion of this offering, we expect that Foundation Technology Worldwide LLC will initially pay a cash distribution to its members on a quarterly basis at an aggregate annual rate of approximately $                 million. McAfee Corp. is expected to receive a portion of any such distribution through the LLC Units it holds directly or indirectly through its wholly-owned subsidiaries on the record date for any such distribution declared by Foundation Technology Worldwide LLC, which is expected to equal the number of shares of Class A common stock outstanding on such date. McAfee Corp. expects to use the proceeds it receives from such quarterly distribution to declare a cash dividend on its shares of Class A common stock. If McAfee Corp. decides to pay any other dividend on shares of our Class A common stock in the future, it would likely need to cause Foundation Technology Worldwide LLC to make distributions to McAfee Corp. and its wholly-owned subsidiaries in an amount sufficient to cover such dividend. If Foundation Technology Worldwide LLC makes such distributions to McAfee Corp. and its wholly-owned subsidiaries, the other holders of LLC Units will be entitled to receive pro rata distributions, as well as, in certain cases, the holders of MIUs. The timing, declaration, amount of, and payment of any such dividends will be made at the discretion of McAfee Corp.’s board of directors, subject to applicable laws, and will depend upon many factors, including the amount of the distribution received by McAfee Corp. from Foundation Technology Worldwide LLC, our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that McAfee Corp.’s board of directors may deem relevant. Currently, the provisions of our Senior Secured Credit Facilities place certain limitations on the amount of cash dividends we can pay. See “Description of Certain Indebtedness.” Moreover, if as expected McAfee Corp. determines to initially pay a dividend following any quarterly distributions from Foundation Technology Worldwide LLC, there can be no assurance that McAfee Corp. will continue to pay dividends in the same amounts or at all thereafter. See “Dividend Policy.” As a result, we cannot guarantee the timing, amount or payment of dividends on our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares, or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced, in part, by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our Company. If no securities or industry analysts commence coverage of our Company, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

A credit ratings downgrade or other negative action by a credit rating organization could adversely affect the trading price of the shares of our Class A common stock.

Credit rating agencies continually revise their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us or our subsidiaries. Any such fluctuation in the rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt which could have a material adverse effect on our operations, and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.

Provisions of our corporate governance documents could make an acquisition of our Company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to our Sponsors’ and Intel’s beneficial ownership of a controlling percentage of our common stock, our certificate of incorporation and bylaws, and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and the ability of our board of directors to issue preferred stock without stockholder approval that could be used to dilute a potential acquiror. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. See “Description of Capital Stock.”

Pursuant to the stockholders agreement entered into in connection with this offering, TPG, Intel and Thoma Bravo have also agreed to certain standstill provisions. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Our certificate of incorporation after this offering will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.

Our certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our certificate of incorporation or our bylaws;

•	any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws;

•	any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a “Covered Proceeding”).

Our certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Our certificate of incorporation after this offering will contain a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely impact our business.

Each of TPG, Intel and Thoma Bravo, and the members of our board of directors who are affiliated with them, by the terms of our certificate of incorporation, will not be required to offer us any corporate opportunity of which they become aware and can take any such corporate opportunity for themselves or offer it to other companies in which they have an investment. We, by the terms of our certificate of incorporation, will expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our certificate of incorporation will not be able to be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment.

TPG and Thoma Bravo are in the business of making investments in companies and any of TPG, Intel and Thoma Bravo may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if TPG, Intel or Thoma Bravo allocate attractive corporate opportunities to themselves or their affiliates instead of to us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” and other similar expressions, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements in making your investment decision. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. Important factors that could cause actual results and events to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	plans to develop and offer new products and services and enter new markets;

•	our expectations with respect to the continued stability and growth of our customer base;

•	anticipated trends, growth rates, and challenges in our business and in domestic and international markets;

•	our financial performance, including changes in and expectations with respect to revenues, and our ability to maintain profitability in the future;

•	investments or potential investments in new or enhanced technologies;

•	market acceptance of our solutions;

•

the success of our business strategy, including the growth in the market for cloud-based security solutions, acceptance of our own cloud-based solutions, and changes in our business model and operations;

•	our ability to cross-sell and up-sell to our existing customers;

•	our ability to maintain and expand our relationships with partners and on commercially acceptable terms, including our channel and strategic partners;

•	the effectiveness of our sales force, distribution channel, and marketing activities;

•	the growth and development of our direct and indirect channels of distribution;

•	our response to emerging and future cybersecurity risks;

•	our ability to continue to innovate and enhance our solutions;

•	our ability to develop new solutions and bring them to market in a timely manner;

•	our ability to prevent serious errors, defects, or vulnerabilities in our solutions;

•	our ability to develop solutions that interoperate with our customers’ existing systems and devices;

•	our ability to maintain, protect, and enhance our brand and intellectual property;

•	our continued use of open source software;

•	our ability to compete against established and emerging cybersecurity companies;

•	risks associated with fluctuations in exchange rates of the foreign currencies in which we conduct business;

•	past and future acquisitions, investments, and other strategic investments;

•	our ability to remain in compliance with laws and regulations that currently apply or become applicable to our business both domestically and internationally;

•	the attraction, transition, and retention of management and other qualified personnel;

•	economic and industry trend analysis;

•	litigation, investigations, regulatory inquiries, and proceedings;

•	the increased expenses associated with being a public company;

•	our estimated total addressable market;

•	the future trading prices of our Class A common stock;

•	the impact of macroeconomic conditions on our business, including the impact of the COVID-19 on economic activity and financial markets;

•

our expectation regarding the impact of the COVID-19 pandemic, including its geographic spread and severity, and the related responses by governments and private industry on our business and financial condition, as well as the businesses and financial condition of our customers and partners;

•	the adequacy of our capital resources to fund operations and growth;

•	our anticipated use of the net proceeds from this offering;

•	our Sponsors’ and Intel’s significant influence over us and our status as a “controlled company” under the rules of the Exchange;

•	risks relating to our corporate structure, tax rates, and tax receivable agreement; and

•	the other factors identified under the heading “Risk Factors” appearing elsewhere in this prospectus.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to update any forward-looking statements whether as a result of new information, future developments or otherwise.

THE REORGANIZATION TRANSACTIONS

Organizational Structure after Completion of this Offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Reorganization Transactions, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Immediately following this offering, after giving effect to the Reorganization Transactions, McAfee Corp. will be a holding company, and its sole material asset held directly or through wholly-owned subsidiaries will be its equity interest in Foundation Technology Worldwide LLC. As the managing member of Foundation Technology Worldwide LLC, McAfee Corp. will operate and control all of the business and affairs of Foundation Technology Worldwide LLC and, through Foundation Technology Worldwide LLC and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in Foundation Technology Worldwide LLC, we will have the sole voting interest in, and control the management of, Foundation Technology Worldwide LLC. As a result, McAfee Corp. will consolidate Foundation Technology

Worldwide LLC in its consolidated financial statements and will report a noncontrolling interest related to the LLC Units held by the Continuing Owners in our consolidated financial statements.

Our organizational structure will allow the Continuing LLC Owners and the Management Owners to retain their equity ownership in Foundation Technology Worldwide LLC, an entity that is intended to be classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units and MIUs, respectively. Investors participating in this offering will, by contrast, hold equity in McAfee Corp., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. The Continuing LLC Owners and McAfee Corp. will incur U.S. federal and applicable state and local income taxes on their allocable share of any taxable income of Foundation Technology Worldwide LLC (as allocated pursuant to the New LLC Agreement as it will be in effect at the time of this offering). In addition, pursuant to the Reorganization Transactions we will issue shares of our Class B common stock to the Continuing LLC Owners in an amount equal to the number of LLC Units held by each such Continuing LLC Owner. Shares of our Class B common stock will vote together with shares of our Class A common stock as a single class, except as otherwise required by law or pursuant to our amended and restated certificate of incorporation or amended and restated bylaws, as will be in effect following the completion of this offering. See “Description of Capital Stock—Common Stock.” After completion of this offering, the Continuing LLC Owners and the Management Owners will beneficially own     % in the aggregate of our outstanding Class A common stock and Class B common stock on a combined basis. As described in more detail below, each LLC Unit of Foundation Technology Worldwide LLC held by the Continuing LLC Owners can be exchanged (together with one share of our Class B common stock) for cash or, at our option, for one share of our Class A common stock.

Incorporation of McAfee Corp.

McAfee Corp. was incorporated in Delaware on July 19, 2019. McAfee Corp. has not engaged in any business or other activities except in connection with its incorporation. McAfee Corp.’s amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Following this offering and the Reorganization Transactions, each Continuing LLC Owner will hold a number of shares of our Class B common stock equal to the number of LLC Units held by such Continuing LLC Owner, each of which provides its holder with no economic rights but entitles the holder to one vote on matters presented to McAfee Corp.’s stockholders. See “Description of Capital Stock—Common Stock.” Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

The Reorganization Transactions

Reorganization

In connection with the closing of this offering, we will consummate the following transactions, which we refer to as the “Reorganization Transactions”:

•	we will adopt the New LLC Agreement;

•

we will amend and restate McAfee Corp.’s certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing Owners and the Management Owners, on a one-to-one basis with the number of LLC Units they own (except that Management Owners will not receive shares of Class B common stock in connection with their exchange of MIUs for LLC Units), for nominal consideration;

•

we will issue                  shares of our Class A common stock to certain of the Continuing Owners in exchange for their contribution of LLC units or the equity of certain other entities, which pursuant to the Reorganization Transactions, became our holding entity subsidiaries; and

•

McAfee Corp. will enter into (i) a tax receivable agreement with the TRA Beneficiaries and (ii) a stockholders agreement and a registration rights agreement with our Sponsors and Intel. See “Certain Relationships and Related Party Transactions.”

Exchange Mechanics

In connection with this offering, we will adopt the New LLC Agreement, which will include exchange mechanics under which the Continuing LLC Owners (or certain permitted transferees) will have the right, from time to time and subject to certain restrictions, to exchange their LLC Units for cash (based upon the market price of the shares of our Class A common stock) or, at our option, for shares of our Class A common stock on a one-for-one basis (and McAfee Corp. will cancel an equal number of shares of Class B common stock to the exchanging member), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The holders of MIUs will also have the right, from time to time and subject to certain restrictions, to exchange their MIUs for LLC Units, which will then be immediately redeemed for shares of Class A Common Stock, based on the value of such MIUs relative to their applicable distribution threshold.

Tax Receivable Agreement

The contribution by the Continuing Owners to McAfee Corp. of certain corporate entities in connection with this offering (including the Reorganization Transactions) and future exchanges of LLC Units for cash or, at our option, shares of our Class A common stock are expected to produce or otherwise deliver to us favorable tax attributes that can reduce our taxable income. Prior to the completion of this offering, we will enter into a tax receivable agreement, under which generally we will be required to pay to the TRA Beneficiaries     % of the applicable cash savings, if any, in U.S. federal, state, and local income tax that we actually realize or, in certain circumstances, are deemed to realize as a result of (i) all or a portion of McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) acquired in connection with the Reorganization Transactions, (ii) increases in McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) and tax basis adjustments in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) as a result of sales or exchanges of LLC Units after this offering, (iii) certain tax attributes of the corporations McAfee Corp. acquires in connection with the Reorganization Transactions (including their allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries)), and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We generally will retain the benefit of the remaining     % of the applicable tax savings.

Pursuant to the exchange mechanics described above, from time to time we may be required to acquire LLC Units of Foundation Technology Worldwide LLC from the holders thereof for cash or, at our option, shares of our Class A common stock. An exchange of LLC Units is intended to be treated as a purchase of such LLC Units for U.S. federal income tax purposes. Each of Foundation Technology Worldwide LLC and McAfee Finance 2, LLC, a subsidiary of Foundation Technology Worldwide LLC intended to be treated as a partnership for U.S. federal income tax purposes and through which Foundation Technology Worldwide LLC owns its interests in the assets of the McAfee business, intends to have an election under Section 754 of the Code in effect for taxable years in which such sales or exchanges of LLC Units occur. Pursuant to the Section 754 election, sales of LLC Units are expected to result in an increase in the tax basis of tangible and intangible assets of Foundation Technology Worldwide LLC and certain of its subsidiaries, including McAfee Finance 2, LLC. When we acquire LLC Units from the Continuing LLC Owners, we expect that both the existing basis for certain assets and the anticipated basis adjustments will increase depreciation and amortization deductions allocable to us for tax purposes from Foundation Technology Worldwide LLC, and therefore reduce the amount of income tax we would otherwise be required to pay in the future to various tax authorities. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of Foundation Technology Worldwide LLC and its subsidiaries to the extent increased tax basis is allocated to those capital assets.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with investment funds affiliated with our Sponsors, Intel, and certain other stockholders. Pursuant to the stockholders agreement, we will be required to take all necessary action to cause the board of directors and its committees to include director candidates designated by TPG and Intel in the slate of director nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition and Director Independence” and “Management—Board Committees.” The stockholders agreement will also provide that we will obtain customary director indemnity insurance. Pursuant to the stockholders agreement, each of TPG, Intel, and Thoma Bravo also agree to certain standstill provisions pursuant to which it is restricted from, among other things, acquiring our securities if that would result in it owning more than 49% of our outstanding voting power without our consent.

Registration Rights Agreement

We intend to enter into a registration rights agreement with our Sponsors, Intel, certain other stockholders, and our Chief Executive Officer in connection with this offering. The registration rights agreement will provide our Sponsors and Intel certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, our Sponsors and Intel can require us to register under the Securities Act shares of Class A common stock, including shares issuable to them upon exchange of their equity ownership in Foundation Technology Worldwide LLC.

This Offering

In connection with the completion of this offering, we will issue                 shares of our Class A common stock to the purchasers in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming the shares are offered at $                per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses. We intend to use the net proceeds we receive to purchase (directly or indirectly through subsidiaries) (i) newly issued LLC Units from Foundation Technology Worldwide LLC and (ii)                  issued and outstanding LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners (or                 LLC Units and an equal number of shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a purchase price per interest equal to the initial public offering price of Class A common stock, less underwriting discounts and commissions. Assuming that the shares of Class A common stock to be sold in this offering are sold at $                per share, which is the midpoint of the price range on the front cover of this prospectus, at the time of this offering, we will purchase                newly issued LLC Units from Foundation Technology Worldwide LLC for an aggregate of $                million (or                LLC Units for an aggregate of $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), collectively representing     % of Foundation Technology Worldwide LLC’s outstanding LLC Units (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Foundation Technology Worldwide LLC will use the proceeds contributed to it as described in the section titled “Use of Proceeds” and will bear or reimburse McAfee Corp. for all of the expenses of this offering. Accordingly, following this offering, we will hold (directly or indirectly through subsidiaries) a number of LLC Units that is equal to the sum of the number of shares of Class A common stock that we have issued to investors in this offering plus the number of shares of Class A common stock that we have issued to those of our pre-IPO investors and certain of their affiliates who will receive shares of Class A common stock in connection with the Reorganization Transactions as well as members of management who elect to exchange their MIUs for Class A common stock.

INDUSTRY AND MARKET DATA

This prospectus includes market data with respect to the computer software industry. In some cases we rely on and refer to market data and certain industry forecasts that were obtained from third-party surveys, market research, consultant surveys, publicly available information and industry publications and surveys, and in some cases, the information has been developed by us for purposes of this offering based on our existing data or data available from known sources or other proprietary research and analysis and is believed by us to have been prepared in a reasonable manner.

These sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

•	eMarketer, Global Commerce 2020, Ecommerce Decelerates amid Global Retail Contraction but Remains a Bright Spot, June 2020;

•	eMarketer, US Mobile Time Spent 2020, Lockdowns augment Gains in Time Spent with Mobile Devices, June 2020;

•	eMarketer, US Time Spent with Media 2020, Gains in Consumer Usage During the Year of COVID-19 and Beyond, April 2020;

•	Frost & Sullivan, Total Addressable Market (TAM) for the Global Consumer Cyber Security and Privacy Market, August 31, 2020;

•

Identity Theft Resource Center, Identity Theft Resource Center Reports 33 Percent Decrease in Data Breaches in the First Half of 2020, July 14, 2019 (https://www.idtheftcenter.org/identity-theft-resource-center-reports-33-percent-decrease-in-data-breaches-in-the-first-half-of-2020/);

•	IDC, New Media Market Model 1Q20 Deliverable, 12 June 2020;

•	IDC, Public Cloud Services Spending Guide Forecast Pivot, June 2020;

•	IDC, The State of U.S. Enterprise Mobile Workers: Information, Frontline, and Work from Home Trends in 2020, 28 July 2020;

•	IDC, Total Addressable Market (TAM) Calculator, 2020;

•	IDC, Worldwide Mobile Phone Forecast Update, 2020-2024, June 2020;

•	RiskBased Security, 2019 Year End Data Breach QuickView Report, 2020; and

•	Statista, Global Consumer Survey - Average for 5 Countries (US, Japan, Germany, Australia, United Kingdom), 2018 & 2019.

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

We own or have rights to trademarks, trade names, and service marks that we use in connection with the operation of our business, including “McAfee,” the McAfee logo, “LightPoint Security,” “NanoSec,” “Skyhigh,” “Skyhigh Networks,” “TunnelBear,” “Uplevel Security,” and various other marks. Solely for convenience, the trademarks, trade names and service marks referred to in this prospectus are listed without the ®, SM, and TM symbols, but we will assert our rights to our trademarks, trade names, and service marks to the fullest extent under applicable law.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of shares of Class A common stock in this offering will be approximately $                 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, based on the same assumptions, we estimate our net proceeds will be approximately $                 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of Class A common stock, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the net proceeds received by us to increase or decrease, respectively, by approximately $                million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Foundation Technology Worldwide LLC to be used by it for working capital and general corporate purposes.

We intend to use the net proceeds from the sale of shares of Class A common stock by the Company to purchase directly or indirectly (i) newly-issued LLC Units from Foundation Technology Worldwide LLC and (ii)              issued and outstanding LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners (or              LLC Units and an equal number of shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a purchase price per unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. See “The Reorganization Transactions—The Reorganization Transactions—Reorganization.” We intend to cause Foundation Technology Worldwide LLC to pay the unpaid expenses of this offering, which we estimate will be $                 in the aggregate. We intend to use the remainder of the net proceeds from the offering as follows:

•	approximately $ million to repay a portion of our Second Lien Term Loan (as defined in “Description of Certain Indebtedness”); and

•

the remainder for working capital and other general corporate purposes, including the acquisition of, or investment in complementary products, technologies, solutions, or businesses, although we have no present commitments or agreements to enter into any acquisitions or investments.

The Second Lien Term Loan provided for by our Second Lien Credit Agreement matures on September 29, 2025. The borrowings under the Second Lien Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 8.50% or (2) a base rate plus an applicable margin of 7.50%. The Eurodollar rate applicable to the Second Lien Credit Facility is subject to a “floor” of 1.0%. As of June 27, 2020, the weighted average interest rate under the Second Lien Credit Facility was 9.8%.

Other than as discussed above, we do not have more specific plans for the net proceeds from this offering. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. As of the date of this prospectus, we intend to invest the net proceeds in short-term interest-bearing investment-

grade securities, certificates of deposit, or government securities. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

The selling stockholders will receive approximately $                million of net proceeds from their sale of shares of Class A common stock in this offering, based on an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, based on the same assumptions, the selling stockholders will receive approximately $                million of net proceeds, after deducting underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

DIVIDEND POLICY

Following completion of this offering, we expect that Foundation Technology Worldwide LLC will initially pay a cash distribution to its members on a quarterly basis at an aggregate annual rate of approximately $             million. McAfee Corp. is expected to receive a portion of any such distribution through the LLC Units it holds directly or indirectly through its wholly-owned subsidiaries on the record date for any such distribution declared by Foundation Technology Worldwide LLC, which is expected to equal the number of shares of Class A common stock outstanding on such date. McAfee Corp. expects to use the proceeds it receives from such quarterly distribution to declare a cash dividend on its shares of Class A common stock. Holders of shares of our Class B common stock are not entitled to participate in any dividends declared by McAfee Corp.’s board of directors in respect of such shares of Class A common stock. If McAfee Corp. decides to pay any other dividend on shares of our Class A common stock in the future, it would likely need to cause Foundation Technology Worldwide LLC to make distributions to McAfee Corp. and its wholly-owned subsidiaries in an amount sufficient to cover such dividend. If Foundation Technology Worldwide LLC makes such distributions to McAfee Corp. and its wholly-owned subsidiaries, the other holders of LLC Units will be entitled to receive pro rata distributions, as well as, in certain cases, the holders of MIUs. The timing, declaration, amount of, and payment of any such dividends will be made at the discretion of McAfee Corp.’s board of directors, subject to applicable laws, and will depend upon many factors, including the amount of the distribution received by McAfee Corp. from Foundation Technology Worldwide LLC, our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that McAfee Corp.’s board of directors may deem relevant. Currently, the provisions of our Senior Secured Credit Facilities place certain limitations on the amount of cash dividends we can pay. See “Description of Certain Indebtedness.” Moreover, if as expected McAfee Corp. determines to initially pay a dividend following any quarterly distributions from Foundation Technology Worldwide LLC, there can be no assurance that McAfee Corp. will continue to pay dividends in the same amounts or at all thereafter.

Foundation Technology Worldwide LLC declared cash distributions to its members during the three and six months ended June 27, 2020 in the aggregate amount of $81 million and $131 million, respectively. Foundation Technology Worldwide LLC declared a cash distribution to its members in October 2020 in aggregate amount of $            .

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of June 27, 2020 on an actual basis, as well as on a pro forma basis to reflect:

•	the Reorganization Transactions;

•

the issuance of                shares of Class A common stock by us in this offering and the receipt of approximately $                million in net proceeds from the sale of such shares, assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the application of the estimated net proceeds from the offering. See “Use of Proceeds.”

The pro forma information set forth in the tables below is illustrative only and will be adjusted based on the initial public offering price and other terms of this offering determined at pricing. You should read this information together with our audited and unaudited consolidated and combined financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Selected Consolidated and Combined Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 27, 2020
(in millions)	Actual	Pro Forma(1)
Cash and cash equivalents	$257

Long-term debt:
First Lien USD Term Loan(2)	3,048
First Lien EUR Term Loan(3)	1,208
Second Lien Term Loan(4)	525
Revolving Credit Facility	—

	$4,781

Redeemable units	17
Members’/Stockholders’ (deficit) equity:
Class A common stock, $ par value per share, shares authorized and shares outstanding on a pro forma as adjusted basis	—
Class B common stock, $ par value per share, shares authorized and shares outstanding on a pro forma as adjusted basis	—
Additional paid in capital	—
Accumulated other comprehensive loss	(143)
Members’ equity	(785)
Accumulated deficit	(1,354)

Total members’/stockholders’ (deficit) equity	(2,282)

Total capitalization	$2,773

(1)	Pro forma reflects the Reorganization Transactions and application of the estimated proceeds of the offering. See “Use of Proceeds”.
(2)	First Lien USD Term Loan of $3,048 million excludes discount and issuance costs of $49 million.
(3)	First Lien EUR Term Loan of $1,208 million excludes discount and issuance costs of $14 million.
(4)	Second Lien Term Loan of $525 million excludes discount and issuance costs of $15 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share of Class A common stock, the midpoint of the price range set forth on the cover of this prospectus would increase (decrease)

the net proceeds to us from this offering by $                million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the net proceeds received by us to increase or decrease, respectively, by approximately $                million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Foundation Technology Worldwide LLC to be used by it for working capital and general corporate purposes.

DILUTION

The Continuing LLC Owners will maintain their LLC Units of Foundation Technology Worldwide LLC after the Reorganization Transactions. Because the Continuing LLC Owners do not own any Class A common stock or have any right to receive distributions from McAfee Corp., we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of LLC Units (other than McAfee Corp.) exchanged their LLC Units for newly issued shares of Class A common stock on a one-for-one basis and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from McAfee Corp.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Units for shares of Class A common stock as described in the previous sentence as the “Assumed Exchange.”

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the initial public offering price per share of Class A common stock is substantially in excess of the net tangible book value per share of our Class A common stock attributable to the existing stockholders for our presently outstanding shares of Class A common stock, after giving effect to the Assumed Exchange. Our net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Class A common stock issued and outstanding, after giving effect to the Assumed Exchange.

As of            , we had a historical net tangible book value of $            million, or $            per share of Class A common stock, based on            shares of our Class A common stock outstanding as of            , after giving effect to the Assumed Exchange. Dilution is calculated by subtracting net tangible book value per share of our Class A common stock from the assumed initial public offering price per share of our Class A common stock.

Investors participating in this offering will incur immediate and substantial dilution. Without taking into account any other changes in such net tangible book value after      , after giving effect to the Reorganization Transactions, the Assumed Exchange and the sale of shares of our Class A common stock in this offering assuming an initial public offering price of $                per share (the midpoint of the offering range shown on the cover of this prospectus), less the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of would have been approximately $                million, or $                per share of Class A common stock. This amount represents an immediate decrease in net tangible book value of $                per share of our Class A common stock to the existing stockholders and immediate dilution in net tangible book value of $                per share of our Class A common stock to investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , before giving effect to this offering	$
Decrease in net tangible book value per share attributable to investors purchasing shares in this offering
Less: Pro forma net tangible book value per share, after giving effect to this offering
Dilution in as adjusted net tangible book value per share to investors in this offering

If the underwriters exercise their option in full to purchase additional shares, the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering, the Reorganization Transactions and the Assumed Exchange would be $                 per share of our Class A common stock. This represents a decrease in pro forma as adjusted net tangible book value of $                 per share of our Class A common stock to existing stockholders and dilution in pro forma as adjusted net tangible book value of $                 per share of our Class A common stock to new investors.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would decrease (increase) the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering, the Reorganization Transactions and the Assumed Exchange by $                , or by $                 per share of our Class A common stock, assuming no change to the number of shares of our Class A common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses. An increase or decrease of 1,000,000 shares from the expected number of shares of Class A common stock to be sold by us in this offering would cause the net proceeds received by us to increase or decrease, respectively, by approximately $ million, assuming the assumed initial public offering price per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same. Any increase or decrease in proceeds due to a change in the initial public offering price or number of shares issued would increase or decrease, respectively, the amount of net proceeds contributed to Foundation Technology Worldwide LLC to be used by it for working capital and general corporate purposes.

The following table summarizes, as of             , on the pro forma as adjusted basis described above, the total number of shares of our Class A common stock purchased from us, the total consideration paid to us, and the average price per share of our Class A common stock paid by purchasers of such shares and by new investors purchasing shares of our Class A common stock in this offering.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders
New investors

Total		100%		100%

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share would increase or decrease, as applicable, the total consideration paid by new investors by $                million and increase or decrease, as applicable, the percent of total consideration paid by new investors by    %, assuming the number of shares of Class A common stock we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares of Class A common stock we are offering. An increase or decrease of 1,000,000 in the number of shares of Class A common stock offered by us would increase or decrease, as applicable, total consideration paid by new investors by $                million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock to be outstanding after this offering is based on                 shares of Class A common stock outstanding immediately following the Reorganization Transactions and excludes the following:

•	shares of Class A common stock issuable upon exchange or redemption of LLC Units, together with corresponding shares of Class B common stock;

•	shares of Class A common stock issuable upon exercise of outstanding awards under our equity incentive plans as of at a weighted average exercise price of $ per share of Class A common stock;

•	shares of Class A common stock reserved for future issuance under our equity incentive plans as of ; and

•	shares of Class A common stock authorized for sale under the ESPP as of .

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information reflects the impact of this offering, after giving effect to the Reorganization Transactions discussed in the section of this prospectus titled “The Reorganization Transactions.” The unaudited pro forma consolidated statements of operations data for fiscal 2019 and the 26-week period ended June 27, 2020, give effect to the Reorganization Transactions and this offering as if they had occurred on December 30, 2018. The unaudited pro forma consolidated balance sheet data as of June 27, 2020 give effect to the Reorganization Transactions and this offering as if they had occurred on June 27, 2020.

We derived the unaudited pro forma consolidated financial information set forth below by applying the pro forma adjustments to the consolidated financial statements of Foundation Technology Worldwide LLC and subsidiaries included elsewhere in this prospectus. The unaudited pro forma consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us and the selling stockholders.

The unaudited pro forma consolidated financial information is presented for informational purposes only and should not be considered indicative of the actual financial condition or results of operations that would have been achieved had the Reorganization Transactions and this offering been consummated on the dates indicated and does not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. You should read our unaudited pro forma consolidated financial information and the accompanying notes in conjunction with the historical consolidated financial statements and related notes included elsewhere in this prospectus, as well as the financial and other information appearing elsewhere in this prospectus, including information contained in the sections titled “Risk Factors,” “Selected Consolidated and Combined Financial and Other Data,” “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma consolidated statements of operations for the fiscal year ended December 28, 2019 and the 26-week period ended June 27, 2020 give effect to (i) the Reorganization Transactions described under “The Reorganization Transactions,” (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation of related liabilities in connection with entering into the tax receivable agreement in connection with the Reorganization Transactions, and (iii) this offering and the expected use of the net proceeds from this offering as described under “Use of Proceeds,” as if each had occurred on December 30, 2018. The unaudited pro forma consolidated balance sheet as of June 27, 2020 gives effect to (i) the Reorganization Transactions described under “The Reorganization Transactions,” (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation of related liabilities in connection with entering into the tax receivable agreement in connection with the Reorganization Transactions, and (iii) this offering and the expected use of the net proceeds from this offering as described under “Use of Proceeds,” as if each had occurred on June 27, 2020. See “Unaudited Pro Forma Financial Information.”

The historical consolidated financial condition and results of operations of McAfee Corp. have not been presented in the accompanying unaudited pro forma consolidated financial information as McAfee Corp. is a newly incorporated entity formed on July 19, 2019, has had no business transactions or activities to date, and had no assets, liabilities, revenues, or expenses during the periods presented in this section.

MCAFEE CORP.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 27, 2020

(in millions)	Historical Foundation Technology Worldwide LLC	Pro forma adjustments for the Reorganization Transactions		As adjusted before this offering	Pro forma adjustments		Pro forma McAfee Corp.
Assets
Current assets:
Cash and cash equivalents	$257					(f)(g)
Accounts receivable, net	281
Deferred costs	209
Other current assets	71

Total current assets	818
Property and equipment, net	162
Goodwill	2,431
Identified intangible assets, net	1,854
Deferred tax assets	59					(a)
Other long-term assets	224

Total assets	$5,548

Liabilities, redeemable units, and equity
Current liabilities:
Accounts payable and other current liabilities	$186
Long-term debt, current portion	43
Accrued marketing	99
Income taxes payable	13
Accrued compensation and benefits	132
Lease liabilities	25
Deferred revenue	1,599

Total current liabilities	2,097
Long-term debt, net	4,660					(h)
Deferred tax liabilities	167		(a)
Other long-term liabilities	223					(a)
Deferred revenue, less current portion	666
Commitments and contingencies
Redeemable units	17		(j)
Equity:
Accumulated other comprehensive loss	(143)
Members’ equity	(785)		(b)
Class A common stock	—		(b)			(d)(i)
Class B common stock	—		(c)
Additional paid in capital	—		(b)			(d)
Accumulated deficit	(1,354)
Retained earnings	—					(e)(f)(i)

Members’/stockholders’ (deficit) equity attributable to McAfee Corp.	(2,282)		(b)
Noncontrolling interests	—		(c)			(c)(d)

Total equity	(2,282)

Total liabilities, redeemable units, and equity	$5,548

The accompanying notes are an integral part of this unaudited pro forma consolidated financial information.

MCAFEE CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the 26-week period ended June 27, 2020

(in millions except per share data)	Historical Foundation Technology Worldwide LLC	Pro forma adjustments for the Reorganization Transactions		As adjusted before this offering	Pro forma adjustments		Pro forma McAfee Corp.
Net revenue	$1,401
Cost of sales	410

Gross profit	991
Operating expenses:
Sales and marketing	348					(q)
Research and development	186					(q)
General and administrative	138					(n)(q)
Amortization of intangibles	110
Restructuring and transition charges	9

Total operating expenses	791

Operating income	200
Interest income (expense) and other, net	(150)					(o)
Foreign exchange gain (loss), net	(6)

Income (loss) before income taxes	44
Provision for income tax expense	13		(k)

Net income (loss)	31
Net income (loss) attributable to noncontrolling interests	—		(l)			(m)

Net income (loss) attributable to McAfee Corp.	$31

Net income (loss) per share data:
Net income (loss) per share:
Basic and diluted						(p)
Weighted average shares of Class A common stock outstanding:
Basic and diluted

The accompanying notes are an integral part of this unaudited pro forma consolidated financial information.

MCAFEE CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the fiscal year ended December 28, 2019

(in millions except per share data)	Historical Foundation Technology Worldwide LLC	Pro forma adjustments for the Reorganization Transactions		As adjusted before this offering	Pro forma adjustments		Pro forma McAfee Corp.
Net revenue	$2,635
Cost of sales	843

Gross profit	1,792
Operating expenses:
Sales and marketing	770					(x)
Research and development	380					(x)
General and administrative	272					(u)(x)
Amortization of intangibles	222
Restructuring and transition charges	22

Total operating expenses	1,666

Operating income	126
Interest income (expense) and other, net	(295)					(v)
Foreign exchange gain (loss), net	20

Income (loss) before income taxes	(149)
Provision for income tax expense	87		(r)

Net income (loss)	(236)
Net income (loss) attributable to noncontrolling interests	—		(s)			(t)

Net income (loss) attributable to McAfee Corp.	$(236)

Net loss per share data:
Net loss per share:
Basic and diluted						(w)
Weighted average shares of Class A common stock outstanding:
Basic and diluted

The accompanying notes are an integral part of this unaudited pro forma consolidated financial information.

MCAFEE CORP.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following pro forma adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet

(a)

McAfee Corp. is subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. These adjustments reflect the recognition of deferred taxes resulting from our status as a C corporation. Temporary differences in the book basis as compared to the tax basis of our investment in Foundation Technology Worldwide LLC resulted in an pro forma deferred tax liability of $                million as of June 27, 2020.

Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by McAfee Corp. to such pre-IPO owners of     % of the benefits, if any, that McAfee Corp. is deemed to realize (calculated using certain assumptions) as a result of (i) all or a portion of McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) acquired in connection with the Reorganization Transactions, (ii) increases in McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) and tax basis adjustments in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) as a result of sales or exchanges of LLC Units after this offering, (iii) certain tax attributes of the corporations McAfee Corp. acquires in connection with the Reorganization Transactions (including their allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries)), and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that McAfee Corp. would otherwise be required to pay in the future. Actual tax benefits realized by McAfee Corp. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of McAfee Corp. and not of Foundation Technology Worldwide LLC. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Tax Receivable Agreement.”

The deferred tax asset of $                million related to, and the $                million in amounts payable under, the tax receivable agreement assumes: (1) only exchanges associated with this offering, (2) a share price equal to $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), (3) no material changes in tax law, (4) the ability to utilize tax attributes and (5) future tax receivable agreement and exchange agreement payments. However, if the Continuing LLC Owners were to exchange all of their LLC Units and shares of Class B common stock, we would recognize a deferred tax asset of approximately $                 million and a liability of approximately $                 million, assuming: (2) a share price equal to $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), (3) no material changes in tax law, (4) the ability to utilize tax attributes and (5) future tax receivable agreement and exchange agreement payments.

For each 5% increase (decrease) in the amount of LLC Units and shares of Class B common stock exchanged by the Continuing LLC Owners, our deferred tax asset would increase (decrease) by approximately $                 million and the related liability would increase (decrease) by approximately $                 million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $                 per share, our deferred tax asset would increase (decrease) by approximately $                 million and the related liability would increase (decrease) by approximately $                 million, assuming that the number of LLC Units and shares of Class B common stock exchanged by the Continuing LLC Owners and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges and purchases, the price of our shares of Class A common stock at the time of the exchange or purchase, and the tax rates then in effect.

We anticipate that we will account for the income tax effects resulting from future taxable exchanges of LLC Units by Continuing LLC Owners for shares of our Class A common stock or cash by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of each exchange. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset, and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(b)

As a C corporation, we will no longer record members’ equity in the consolidated balance sheet. To reflect the C corporation structure of our equity, we will separately present the value of our common stock, additional paid-in capital and retained earnings. The portion of the reclassification of members’ equity associated with additional paid-in capital was estimated as the remainder of capital contributions we have received less the $                attributed to the par value of the common stock and the $                million allocated to the noncontrolling interest.

(c)

As a result of the Reorganization Transactions, the limited liability company agreement of Foundation Technology Worldwide LLC will be amended and restated to, among other things, designate McAfee Corp. as the sole managing member of Foundation Technology Worldwide LLC. As sole managing member, McAfee Corp. will exclusively operate and control the business and affairs of Foundation Technology Worldwide LLC. As the Continuing LLC Owners will control both McAfee Corp. and Foundation Technology Worldwide LLC following the Reorganization Transactions, we will consolidate Foundation Technology Worldwide LLC for accounting purposes, and Foundation Technology Worldwide LLC will be considered our predecessor for accounting purposes. The LLC Units owned by the Continuing LLC Owners will be considered noncontrolling interests in the consolidated financial statements of McAfee Corp. The amount allocated to noncontrolling interests represents the proportional interest in the pro forma consolidated total equity of Foundation Technology Worldwide LLC owned by those LLC Unit holders.

In addition, McAfee Corp. will issue to the Continuing LLC Owners one share of Class B common stock for each LLC Unit they hold. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, but entitle the holder to one vote per share on matters presented to stockholders of McAfee Corp. The holders of MIUs will not receive any Class B common stock in respect of their MIUs.

In connection with the Reorganization Transactions, the following Class A and Class B shares will be issued:

	Continuing LLC Owners	Continuing Corporate Owners	Management Owners
Class A shares	—
Class B shares		—	—

In connection with the offering,              shares of newly issued Class A common stock will be issued and sold by the Company,              shares of Class A common stock will be sold by the selling stockholders, and             LLC Units, together with an equal number of shares of Class B common stock, will be purchased by the Company directly or indirectly from the Continuing LLC Owners using a portion of the net proceeds from the sale of shares of Class A common stock by the Company in this offering.

Following the Reorganization Transactions and the offering, McAfee Corp. will hold                LLC Units, and the Continuing LLC Owners will hold                LLC Units.

The Continuing LLC Owners, from time to time following the offering, may exchange all or a portion of their LLC Units for newly issued shares of our Class A common stock on a one-for-one basis (or certain cash amounts). Shares of our Class B common stock will be cancelled on a one-for-one basis upon the exchange of LLC Units of a Continuing LLC Owner for shares of our Class A Common Stock pursuant to the terms of the New LLC Agreement. The decision whether to tender LLC Units to Foundation Technology Worldwide LLC will be made solely at the discretion of the Continuing LLC Owners. The holders of MIUs will also have the right, from time to time and subject to certain restrictions, to exchange their MIUs for LLC Units, which will then be immediately redeemed for shares of Class A Common Stock (or certain cash amounts), based on the value of such MIUs relative to their applicable distribution threshold.

(d)

Represents the net proceeds from the sale of shares of our Class A common stock by the Company in this offering based on an assumed initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and the related use of the proceeds to purchase newly-issued LLC Units from Foundation Technology Worldwide LLC and to purchase LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners.

(e)

Represents the expense of $                million recognized at the time of this offering in connection with the termination of our management services agreement with certain affiliates of our Sponsors and Intel. For the year ended December 28, 2019, Foundation Technology Worldwide LLC recognized expenses totaling $8 million related to management fees paid to certain affiliates of our Sponsors and Intel. In connection with this offering, the management services agreement will be terminated, and we do not plan to execute a new management services agreement. This pro forma adjustment relates solely to the management services agreement termination fee payable to certain affiliates of our Sponsors and Intel in connection with the offering.

(f)	Represents expenses of $ million related to the offering that will be paid by Foundation Technology Worldwide LLC.

(g)

The following sets forth the estimated sources and uses of funds in connection with the Reorganization Transactions and this offering, assuming the issuance of shares of Class A common stock at a price of                per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus):

Sources:

•	million gross cash proceeds to us from the sale of Class A common stock by the Company.

Uses:

•

we intend to use the net proceeds to the Company to purchase directly or indirectly (i) newly-issued LLC Units from Foundation Technology Worldwide LLC and (ii)                 issued and outstanding LLC Units and an equal number of shares of Class B common stock from certain Continuing LLC Owners (or                 LLC Units and an equal number of shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), for an aggregate of $                million;

•	we intend to cause Foundation Technology Worldwide LLC to pay the unpaid expenses of this offering, which we estimate will be $ million in the aggregate;

•

we intend to cause Foundation Technology Worldwide LLC to use approximately $                 million of net offering proceeds to repay a portion of our Second Lien Term Loan (as defined in “Description of Certain Indebtedness”); and

•	we intend to use the remainder of the net proceeds from the offering for working capital and other general corporate purposes, including the acquisition of or investment in, complementary products,

technologies, solutions, or business, although we have no present commitments or agreements to enter into any acquisitions or investments.

(h)

As described in “Use of Proceeds,” we intend to cause Foundation Technology Worldwide LLC to use $                 million of the net offering proceeds to repay a portion of our outstanding Second Lien Term Loan. The related impact to the pro forma consolidated balance sheet reflects the reduction in the net carrying value of our long-term debt from such repayment offset by $                 of partial write-off of previously capitalized deferred issuance costs and original issuance discount, as if such repayment had occurred on June 27, 2020.

(i)

Represents the equity-based compensation expense of $             recognized at the time of this offering related to the 2017 Management Incentive Plan and the MEPUs and CRSUs that vest in connection with this offering             , and the incremental equity-based compensation expense of $             recognized for the additional expense associated with the modification of certain vesting conditions with respect to unvested MIU and RSU awards with performance-based vesting conditions and $             recognized for the additional expense associated with the replacement of unvested MEPUs and CRSUs with McAfee Corp. RSUs and options to purchase McAfee Corp. Class A common stock              and the modification of certain vesting conditions with respect to those replacement awards with performance-based vesting conditions. As discussed in the notes to the unaudited pro forma statements of operations, additional expense for the MEPUs and CRSUs will be recorded in periods following this offering in accordance with the vesting provisions of those awards. The equity-based compensation adjustment of $             has been recorded as an increase to additional paid-in capital. The total effect of these adjustments of $             is recorded as an adjustment to accumulated deficit.

(j)

Represents the estimated fair value of $17 million for 0.5 million MIUs subject to repurchase in April 2021, contingent upon the satisfaction of certain terms and conditions. The MIUs would no longer be repurchased upon a sale of the company or an IPO prior to the repurchase date. The MIU interests in Foundation Technology Worldwide LLC would no longer redeemable upon consummation of this offering; therefore, the estimated fair value of the MIUs has been reclassified to noncontrolling interest.

The Company made the following pro forma adjustments and assumptions in the preparation of the unaudited pro forma consolidated statement of operations for the 26-week period ended June 27, 2020:

(k)

McAfee Corp. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of Foundation Technology Worldwide LLC. As a result, the unaudited pro forma consolidated statement of operations reflects an adjustment to our provision for income taxes to reflect an effective rate of    %, which was calculated using the current U.S. federal income tax rate and the highest statutory rates apportioned to each state and local jurisdiction.

(l)

The LLC Units of Foundation Technology Worldwide LLC owned by the Continuing LLC Owners will be considered noncontrolling interests in the consolidated financial statements of McAfee Corp. The pro forma adjustment reflects the allocation of Foundation Technology Worldwide LLC net income to the noncontrolling interests. Immediately following the Reorganization Transactions but disregarding the effect of this offering, the noncontrolling interests held by the Continuing LLC Owners will have    % economic ownership of Foundation Technology Worldwide LLC, and as such,    % of Foundation Technology Worldwide LLC’s net income will be attributable to the noncontrolling interests. The remaining economic ownership of Foundation Technology Worldwide LLC will be held directly or indirectly by McAfee Corp. following the Reorganization Transactions.

(m)

Upon consummation of this offering, the noncontrolling interests’ ownership of Foundation Technology Worldwide LLC will be diluted to    %, and, therefore, net income will be attributable to the noncontrolling interests based on their    % ownership interest, and to McAfee Corp., which indirectly owns the remaining    % of the LLC Units of Foundation Technology Worldwide LLC, based on its    % interest. The noncontrolling interests in McAfee Corp. will be diluted in connection with the offering as a result of the newly-issued LLC Units acquired from Foundation Technology Worldwide LLC with the net proceeds from the offering.

(n)

For the 26-week period ended June 27, 2020, Foundation Technology Worldwide LLC recognized expenses totaling $4 million related to management fees paid to certain affiliates of our Sponsors and Intel. In connection with this offering, this management services agreement will be terminated, and we do not plan to execute a new management services agreement. This pro forma adjustment removes this expense from the Foundation Technology Worldwide LLC historical financial statements as such amounts will not be incurred following this offering.

(o)

As described in “Use of Proceeds,” we intend to cause Foundation Technology Worldwide LLC to use $             million of the net offering proceeds to repay a portion of our outstanding Second Lien Term Loan. The related impact to the pro forma consolidated statements of operations reflects changes to interest expense as if the repayment had occurred on December 30, 2018, including the impact on amortization of deferred issuance costs and original issuance discount as if these had been partially written off on December 30, 2018 in connection with such partial repayment. Such adjustment reflects a reduction in interest expense of $             million for the year 26-week period ended June 27, 2020 based on a weighted-average effective interest rate of approximately     %.

(p)

The pro forma net income per share is calculated using the treasury stock method, using only the shares of Class A common stock, with consideration given to the potential dilutive effect of the LLC Units and MIUs as follows. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, and therefore are excluded from this calculation.

26-week period ended June 27, 2020	Basic	Diluted
Numerator:
Net loss attributable to McAfee Corp.

Denominator:
Weighted average shares outstanding-basic
Effect of dilutive securities:
Dilutive effect of exchangeable LLC Units
Dilutive effect of MIUs

Equivalent shares
Net loss per share attributable to McAfee Corp.

(q)

Represents the incremental equity-based compensation expense of $             recognized for the additional expense associated with the modification of certain vesting conditions with respect to unvested MIU and RSU awards with performance-based vesting conditions and $             recognized for the additional expense associated with the replacement of unvested MEPUs and CRSUs with McAfee Corp. RSUs and options to purchase McAfee Corp. Class A common stock and the modification of certain vesting conditions with respect to those replacement awards with performance-based vesting conditions. Additional expense for the modified and replacement awards will be recorded in periods following this offering in accordance with the vesting provisions of those awards.

The Company made the following pro forma adjustments and assumptions in the preparation of the unaudited pro forma consolidated statement of operations for the fiscal year ended December 28, 2019:

(r)

McAfee Corp. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of Foundation Technology Worldwide LLC. As a result, the unaudited pro forma consolidated statement of operations reflects an adjustment to our provision for income taxes to reflect an effective rate of    %, which was calculated using the current U.S. federal income tax rate and the highest statutory rates apportioned to each state and local jurisdiction.

(s)

The LLC Units of Foundation Technology Worldwide LLC owned by the Continuing LLC Owners will be considered noncontrolling interests in the consolidated financial statements of McAfee Corp. The pro forma adjustment reflects the allocation of Foundation Technology Worldwide LLC net income to the noncontrolling interests. Immediately following the Reorganization Transactions but disregarding the effect of this offering, the noncontrolling interests held by the Continuing LLC Owners will have % economic ownership of Foundation Technology Worldwide LLC, and as such, % of Foundation Technology Worldwide LLC’s net income will be attributable to the noncontrolling interests. The remaining economic ownership of Foundation Technology Worldwide LLC will be held, directly or indirectly, by McAfee Corp. following the Reorganization Transactions.

(t)

Upon consummation of this offering, the noncontrolling interests’ ownership of Foundation Technology Worldwide LLC will be diluted to    %, and, therefore, net income will be attributable to the noncontrolling interests based on their    % ownership interest, and to McAfee Corp., which indirectly owns the remaining    % of the LLC Units of Foundation Technology Worldwide LLC, based on its    % interest. The noncontrolling interests in McAfee Corp. will be diluted in connection with the offering as a result of the newly-issued LLC Units acquired from Foundation Technology Worldwide LLC with the net proceeds from the offering.

(u)

For the year ended December 28, 2019, Foundation Technology Worldwide LLC recognized expenses totaling $8 million related to management fees paid to certain affiliates of our Sponsors and Intel. In connection with this offering, this management services agreement will be terminated and we do not plan to execute a new management services agreement. This pro forma adjustment removes this expense from the Foundation Technology Worldwide LLC historical financial statements as such amounts will not be incurred following this offering.

(v)

As described in “Use of Proceeds,” we intend to cause Foundation Technology Worldwide LLC to use $             million of the net offering proceeds to repay a portion of our outstanding Second Lien Term Loan. The related impact to the pro forma consolidated statements of operations reflects changes to interest expense as if the repayment had occurred on December 30, 2018, including the impact on amortization of deferred issuance costs and original issuance discount as if these had been partially written off on December 30, 2018 in connection with such partial repayment. Such adjustment reflects a reduction in interest expense of $             million for the year ended December 28, 2019 based on a weighted-average effective interest rate of approximately     %.

(w)

The pro forma net income per share is calculated using the treasury stock method, using only the shares of Class A common stock, with consideration given to the potential dilutive effect of the LLC Units and MIUs as follows. The shares of Class B common stock have no rights to dividends or distributions, whether in cash or stock, and therefore are excluded from this calculation.

Year ended December 28, 2019	Basic	Diluted
Numerator:
Net loss attributable to McAfee Corp.

Denominator:
Weighted average shares outstanding-basic
Effect of dilutive securities:
Dilutive effect of exchangeable LLC Units
Dilutive effect of MIUs

Equivalent shares
Net loss per share attributable to McAfee Corp.

(x)

Represents the incremental equity-based compensation expense of $             recognized for the additional expense associated with the modification of certain vesting conditions with respect to unvested MIU and RSU awards with performance-based vesting conditions and $             recognized for the additional expense associated with the replacement of unvested MEPUs and CRSUs with McAfee Corp. RSUs and options to purchase McAfee Corp. Class A common stock and the modification of certain vesting conditions with respect to those replacement awards with performance-based vesting conditions. Additional expense for the modified and replacement awards will be recorded in periods following this offering in accordance with the vesting provisions of those awards.

SELECTED CONSOLIDATED AND COMBINED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data of Foundation Technology Worldwide LLC should be read in conjunction with “The Reorganization Transactions,” “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited and unaudited consolidated and combined financial statements and the related notes included elsewhere in this prospectus. Following this offering, Foundation Technology Worldwide LLC will be considered our legal predecessor. The terms “Predecessor” and “Predecessor Business” and “Successor” and “Successor Business” used below and throughout this prospectus refer to the periods prior and subsequent to the Sponsor Acquisition on April 3, 2017, respectively.

The selected historical financial data in the following tables for the fiscal years ended and as of December 26, 2015 and December 31, 2016 relate to the Predecessor Business and are derived from audited financial statements that are not included in this prospectus. The selected historical combined financial data in the following tables for the period from January 1, 2017 to April 3, 2017, relate to the Predecessor Business and are derived from the audited combined financial statements that are included elsewhere in this prospectus. The selected historical financial data in the following tables as of December 30, 2017 relate to the Successor Business and are derived from audited financial statements that are not included in this prospectus. The selected historical consolidated financial data in the following tables for the period from April 4, 2017 to December 30, 2017, fiscal 2018 and fiscal 2019 and as of December 29, 2018 and December 28, 2019 relate to the Successor Business and are derived from audited consolidated financial statements that are included elsewhere in this prospectus. The selected historical consolidated financial data in the following tables as of June 29, 2019 relate to the Successor Business and are derived from our unaudited consolidated balance sheet not included in this prospectus. The selected historical consolidated financial data in the following tables for the 26-week period ended June 29, 2019 and June 27, 2020, and the unaudited consolidated balance sheet data as of June 27, 2020, relates to the Successor Business and is derived from unaudited consolidated financial statements that are included elsewhere in this prospectus.

We maintain a 52- or 53-week fiscal year that ends on the last Saturday in December. Period ended April 3, 2017 is a 13-week period starting on January 1, 2017. Period ended December 30, 2017 is a 39-week fiscal period starting on April 4, 2017. Fiscal 2018 is a 52-week year starting on December 31, 2017 and ending on December 29, 2018. Fiscal 2019 is a 52-week year starting on December 30, 2018 and ending on December 28, 2019. 26-week period ended June 29, 2019 is a 26-week period starting on December 30, 2018 and ending on June 29, 2019. 26-week period ended June 27, 2020 is a 26-week period starting on December 29, 2019 and ending on June 27, 2020.

We adopted Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, or ASC Topic 606, on December 31, 2017 using the modified retrospective transition method. Under this method, results for reporting periods beginning on December 31, 2017 are presented in accordance with ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC Topic 605, Revenue Recognition.

Selected historical consolidated financial data for McAfee Corp. has not been provided, as McAfee Corp. is a newly incorporated entity and has had no business transactions or other activities to date and no assets or liabilities during the periods presented below.

The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited financial statements and include all adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair statement of the financial condition and results of operations as of and for such periods. Operating results for the periods presented are not necessarily indicative of the results that may be expected in future periods, and operating results for the 26-week period ended June 27, 2020 are not necessarily indicative of results for the full year.

Results of Operations Data

	Predecessor			Successor	Successor		Successor
(in millions except per unit and share data)	Fiscal Year Ended	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
	December 26, 2015	December 31, 2016			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue	$2,271	$2,387	$586	$1,490	$2,409	$2,635	$1,291	$1,401
Cost of sales(1)	563	596	163	542	840	843	429	410

Gross profit	1,708	1,791	423	948	1,569	1,792	862	991
Operating expenses:
Sales and marketing(1)	950	890	212	584	815	770	383	348
Research and development(1)	526	499	127	323	406	380	193	186
General and administrative(1)	175	206	51	157	253	272	123	138
Amortization of intangibles	200	193	40	167	232	222	113	110
Restructuring and transition charges	50	55	66	123	36	22	15	9

Total operating expenses	1,901	1,843	496	1,354	1,742	1,666	827	791

Operating income (loss)	(193)	(52)	(73)	(406)	(173)	126	35	200
Interest expense and other, net	(23)	(8)	(1)	(159)	(307)	(295)	(143)	(150)
Gain on divestiture	—	38	—	—	—	—	—	—
Foreign exchange gain (loss), net	—	(9)	3	(9)	30	20	1	(6)

Income (loss) before income taxes	(216)	(31)	(71)	(574)	(450)	(149)	(107)	44
Provision for income tax expense	56	64	8	33	62	87	39	13

Net income (loss)	$(272)	$(95)	$(79)	$(607)	$(512)	$(236)	$(146)	$31

Net income (loss) per unit, basic				$(6.58)	$(5.48)	$(2.51)	$(1.55)	$0.33
Net income (loss) per unit, diluted				$(6.58)	$(5.48)	$(2.51)	$(1.55)	$0.32
Weighted-average units outstanding, basic				92.3	93.4	94.1	94.0	94.5
Weighted-average units outstanding, diluted				92.3	93.4	94.1	94.0	97.0

Pro forma net income (loss) per share data:
Pro forma net loss per share, basic(2)
Pro forma net loss per share, diluted(2)
Pro forma weighted-average shares of Class A common stock outstanding, basic(2)
Pro forma weighted-average shares of Class A common stock outstanding, diluted(2)

Statements of Cash Flows Data
Net cash provided by (used in):
Operating activities	$404	$211	$(65)	$316	$319	$496	$96	$288
Investing activities	(52)	4	(10)	(39)	(677)	(63)	(24)	(33)
Financing activities	(371)	(164)	(23)	87	459	(734)	(407)	(162)

(1)	Includes equity-based compensation expense as follows:

	Predecessor			Successor	Successor		Successor
	Fiscal Year Ended	Fiscal Year Ended	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions)	December 26, 2015	December 31, 2016			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Cost of sales	$9	$11	$3	$—	$1	$1	$1	$—
Sales and marketing	45	40	9	3	6	5	2	1
Research and development	37	34	8	2	13	12	6	3
General and administrative	7	10	3	3	8	7	3	15

Total equity-based compensation expense	$98	$95	$23	$8	$28	$25	$12	$19

(2)

The calculation of unaudited basic and diluted pro forma net income (loss) per share reflects certain pro forma adjustments in accordance with Article 11 of Regulation S-X. See “Unaudited Pro Forma Consolidated Financial Information.”

Consolidated Balance Sheet Data

	Predecessor		Successor			Successor
(in millions)	As of December 26, 2015	As of December 31, 2016	As of December 30, 2017	As of December 29, 2018	As of December 28, 2019	As of June 29, 2019	As of June 27, 2020
Cash and cash equivalents	$96	$146	$371	$468	167	$133	$257
Working capital	(1,031)	(990)	(792)	(882)	(1,329)	(1,219)	(1,279)
Total assets	5,781	5,531	5,893	6,369	5,788	5,868	5,548
Current and long-term deferred revenue	1,721	1,769	1,693	2,107	2,292	2,119	2,265
Current and long-term debt, net of borrowing costs	—	—	3,671	4,108	4,712	4,750	4,703
Redeemable Units	—	—	—	—	—	—	17
Accumulated deficit	—	—	(607)	(1,148)	(1,385)	(1,295)	(1,354)
Total equity (deficit)	3,178	3,015	56	(471)	(2,094)	(1,715)	(2,282)

Non-GAAP Financial Measures

We believe that in addition to our results determined in accordance with GAAP, billings, adjusted operating income, adjusted operating income margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted net income margin, and free cash flow are useful in evaluating our business, results of operations and financial condition. We believe that this non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period to period comparisons of operations, as these eliminate the effects of certain variables from period to period for reasons that we do not believe reflect our underlying business performance. However, non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

We believe that these non-GAAP financial measures as presented in the below tables, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook.

Total Company

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue	$586	$1,490	$2,409	$2,635	$1,291	$1,401
Billings	589	1,992	2,717	2,820	1,303	1,374
Operating income (loss)	(73)	(406)	(173)	126	35	200
Operating income (loss) margin	(12.5)%	(27.2)%	(7.2)%	4.8%	2.7%	14.3%
Net income (loss)	$(79)	$(607)	$(512)	$(236)	$(146)	$31
Net income (loss) margin	(13.5)%	(40.7)%	(21.3)%	(9.0)%	(11.3)%	2.2%
Adjusted operating income	$58	$123	$480	$733	$341	$478
Adjusted operating income margin	9.9%	8.3%	19.9%	27.8%	26.4%	34.1%
Adjusted EBITDA	$76	$170	$540	$799	$373	$507
Adjusted EBITDA margin	13.0%	11.4%	22.4%	30.3%	28.9%	36.2%
Adjusted net income (loss)	$49	$(105)	$143	$396	$163	$303
Adjusted net income (loss) margin	8.4%	(7.0)%	5.9%	15.0%	12.6%	21.6%
Net cash provided by (used in) operating activities	$(65)	$316	$319	$496	$96	$288
Net cash used in investing activities	(10)	(39)	(677)	(63)	(24)	(33)
Net cash provided by (used in) financing activities	(23)	87	459	(734)	(407)	(162)
Free cash flow	(94)	277	257	435	74	260

For comparability between the 2017 Predecessor and 2017 Successor periods and fiscal 2018, we present net revenue for fiscal 2018 under ASC Topic 605 in the table below:

	Predecessor	Successor	Successor
(in millions, except percentages)	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal year ended December 29, 2018
Net revenue under ASC Topic 605	$586	$1,490	$2,507

Consumer Segment

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue—Consumer	$258	$630	$1,161	$1,303	$634	$737
Billings—Consumer	285	831	1,266	1,393	677	810
Operating income (loss)—Consumer	$47	$(47)	$107	$277	$127	$201
Operating income (loss) margin—Consumer	18.2%	(7.5)%	9.2%	21.3%	20.0%	27.3%
Adjusted operating income—Consumer	$85	$198	$408	$555	$267	$343
Adjusted operating income margin—Consumer	32.9%	31.4%	35.1%	42.6%	42.1%	46.5%
Adjusted EBITDA—Consumer	$89	$218	$431	$580	$279	$354
Adjusted EBITDA margin—Consumer	34.5%	34.6%	37.1%	44.5%	44.0%	48.0%

Enterprise Segment

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue—Enterprise	$328	$860	$1,248	$1,332	$657	$664
Billings—Enterprise	304	1,161	1,451	1,427	626	564
Operating income (loss)—Enterprise	$(120)	$(359)	$(280)	$(151)	$(92)	$(1)
Operating income (loss) margin—Enterprise	(36.6)%	(41.7)%	(22.4)%	(11.3)%	(14.0)%	(0.2)%
Adjusted operating income (loss)—Enterprise	$(27)	$(75)	$72	$178	$74	$135
Adjusted operating income (loss) margin—Enterprise	(8.2)%	(8.7)%	5.8%	13.4%	11.3%	20.3%
Adjusted EBITDA—Enterprise	$(13)	(48)	109	219	94	153
Adjusted EBITDA margin—Enterprise	(4.0)%	(5.6)%	8.7%	16.4%	14.3%	23.0%

Billings

We define billings as net revenue recognized in accordance with GAAP plus the change in deferred revenue from the beginning to the end of the period, excluding the impact of deferred revenue assumed through acquisitions during the period. We view billings as a key metric, as it includes changes in our deferred revenue during the period, which is an important indicator of future trends and is a significant percentage of future revenue.

Total Company

The following table presents a reconciliation of our billings to our GAAP net revenue as of the periods presented:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue	$586	$1,490	$2,409	$2,635	$1,291	$1,401
Add: Deferred revenue, end of period	1,772	1,693	2,107	2,292	2,119	2,265
Less: Deferred revenue, beginning of period	(1,769)	(1,191)	(1,761)	(2,107)	(2,107)	(2,292)
Less: Deferred revenue assumed through acquisitions	—	—	(38)	—	—	—

Billings	$589	$1,992	$2,717	$2,820	$1,303	$1,374

Consumer Segment

The following table presents a reconciliation of our Consumer billings to our GAAP Consumer net revenue as of the periods presented:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue—Consumer	$258	$630	$1,161	$1,303	$634	$737
Add: Deferred revenue, end of period	590	576	688	778	731	851
Less: Deferred revenue, beginning of period	(563)	(375)	(578)	(688)	(688)	(778)
Less: Deferred revenue assumed through acquisitions	—	—	(5)	—	—	—

Billings—Consumer	$285	$831	$1,266	$1,393	$677	$810

Enterprise Segment

The following table presents a reconciliation of our Enterprise billings to our GAAP Enterprise net revenue as of the periods presented:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue—Enterprise	$328	$860	$1,248	$1,332	$657	$664
Add: Deferred revenue, end of period	1,182	1,117	1,419	1,514	1,388	1,414
Less: Deferred revenue, beginning of period	(1,206)	(816)	(1,183)	(1,419)	(1,419)	(1,514)
Less: Deferred revenue assumed through acquisitions	—	—	(33)	—	—	—

Billings—Enterprise	$304	$1,161	$1,451	$1,427	$626	$564

Adjusted Operating Income, Adjusted Operating Income Margin, Adjusted EBITDA, and Adjusted EBITDA Margin

We regularly monitor adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin to assess our operating performance. We define adjusted operating income for the total Company as net income (loss), excluding the impact of amortization of intangible assets, equity-based compensation expense, interest expense and other, net, provision for income tax expense, foreign exchange (gain) loss, net, and other costs that we do not believe are reflective of our ongoing operations. We define adjusted operating income for our Consumer and Enterprise segments as segment operating income (loss), excluding the impact of amortization of intangible assets, equity-based compensation expense and other costs attributable to the segment that we do not believe are reflective of the segment’s ongoing operations. We present this reconciliation of adjusted operating income (loss) to operating income for Consumer and Enterprise segments because operating income (loss) is the primary measure of profitability used to assess segment performance, and is therefore the most directly comparable GAAP financial measure for our operating segments. Adjusted operating income margin is calculated as adjusted operating income divided by net revenue. We define adjusted EBITDA as adjusted operating income, excluding the impact of depreciation expense and other non-operating costs. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenue. We believe presenting adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted

EBITDA margin provides management and investors consistency and comparability with our past financial performance and facilitates period to period comparisons of operations, as it eliminates the effects of certain variations unrelated to our overall performance. Adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted operating income and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted operating income and adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	adjusted operating income and adjusted EBITDA do not reflect income tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted operating income and adjusted EBITDA differently, which reduce their usefulness as comparative measures.

Because of these limitations, you should consider adjusted operating income and adjusted EBITDA alongside other financial performance measures, including operating income (loss), net income (loss) and our other GAAP results. In evaluating adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin. Adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin are not presentations made in accordance with GAAP and the use of these terms vary from other companies in our industry.

Total Company

The following table presents a reconciliation of our adjusted operating income and adjusted EBITDA to our GAAP net income (loss) during the periods presented:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net income (loss)	$(79)	$(607)	$(512)	$(236)	$(146)	$31
Add: Amortization	42	339	482	470	237	223
Add: Equity-based compensation	23	8	28	25	12	19
Add: Cash in lieu of equity awards(1)	—	42	36	19	11	5
Add: Acquisition and integration costs(2)	—	3	30	23	12	4
Add: Restructuring and transition(3)	66	123	36	22	15	9
Add: Management fees(4)	—	6	8	8	4	4
Add: Implementation costs of adopting ASC Topic 606	—	—	6	4	4	—
Add: Transformation initiatives(5)	—	8	27	33	11	10
Add: Executive severance(6)	—	—	—	3	—	4
Add: Interest expense and other, net	1	159	307	295	143	150
Add: Provision for income tax expense	8	33	62	87	39	13
Add: Foreign exchange loss (gain), net	(3)	9	(30)	(20)	(1)	6

Adjusted operating income	58	123	480	733	341	478
Add: Depreciation	18	47	60	66	32	29

Adjusted EBITDA	$76	$170	$540	$799	$373	$507

Net revenue	$586	$1,490	$2,409	$2,635	$1,291	$1,401
Net income (loss) margin	(13.5)%	(40.7)%	(21.3)%	(9.0)%	(11.3)%	2.2%
Adjusted operating income margin	9.9%	8.3%	19.9%	27.8%	26.4%	34.1%
Adjusted EBITDA margin	13.0%	11.4%	22.4%	30.3%	28.9%	36.2%

(1)

As a result of the Sponsor Acquisition, cash awards were provided to certain employees who held Intel equity awards in lieu of equity in Foundation Technology Worldwide LLC. In addition, as a result of the Skyhigh acquisition, cash awards were provided to certain employees who held Skyhigh equity awards in lieu of equity in Foundation Technology Worldwide LLC and vest over multiple periods based on employee service requirements. As these rollover awards reflect one-time grants to former employees of the Predecessor Business and Skyhigh Networks in connection with these transactions, and the Company does not have a comparable cash-based compensation plan or program in existence, we believe this expense is not reflective of our ongoing results.

(2)

Represents both direct and incremental costs in connection with business acquisitions, including acquisition consideration structured as cash retention, third party professional fees, and other integration costs.

(3)

Represents both direct and incremental costs associated with our separation from Intel, including standing up our back office and costs to execute strategic restructuring events, including third-party professional fees and services, transition services provided by Intel, severance, and facility restructuring costs.

(4)

Represents management fees paid to certain affiliates of our Sponsors and Intel pursuant to the Management Services Agreement. The Management Services Agreement will terminate in connection with this offering and we will be required to pay a one-time fee of $             to such parties.

(5)

Represents costs incurred in connection with transformation of the business post-Intel separation. Also includes the cost of workforce restructurings involving both eliminations of positions and relocations to lower cost locations in connection with MAP and other transformational initatives, strategic initiatives to improve customer retention, activation to pay and cost synergies, inclusive of duplicative run rate costs related to facilities and data center rationalization.

(6)	Represents severance to be paid for executive terminations not associated with a strategic restructuring event.

Consumer Segment

The following table presents a reconciliation of our Consumer adjusted operating income and Consumer adjusted EBITDA to our GAAP Consumer operating income (loss) as of the periods presented:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Operating income (loss)—Consumer	$47	$(47)	$107	$277	$127	$201
Add: Amortization	15	193	260	253	128	126
Add: Equity-based compensation	6	3	5	4	2	9
Add: Cash in lieu of equity awards(1)	—	10	5	2	1	—
Add: Acquisition and integration costs(2)	—	—	8	8	4	4
Add: Restructuring and transition(3)	17	35	7	2	2	1
Add: Management fees(4)	—	3	3	1	1	—
Add: Implementation costs of adopting ASC Topic 606	—	—	2	1	1	—
Add: Transformation initiatives(5)	—	1	11	6	1	1
Less: Executive severance(6)	—	—	—	1	—	1

Adjusted operating income—Consumer	85	198	408	555	267	343
Add: Depreciation	4	20	23	25	12	11

Adjusted EBITDA—Consumer	$89	$218	$431	$580	$279	$354

Net revenue—Consumer	$258	$630	$1,161	$1,303	$634	$737
Operating income (loss) margin—Consumer	18.2%	(7.5)%	9.2%	21.3%	20.0%	27.3%
Adjusted operating income margin—Consumer	32.9%	31.4%	35.1%	42.6%	42.1%	46.5%
Adjusted EBITDA margin—Consumer	34.5%	34.6%	37.1%	44.5%	44.0%	48.0%

Enterprise Segment

The following table presents a reconciliation of our Enterprise adjusted operating income and Enterprise adjusted EBITDA to our GAAP Enterprise operating income (loss) as of the periods presented:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Operating income (loss)—Enterprise	$(120)	$(359)	$(280)	$(151)	$(92)	$(1)
Add: Amortization	27	146	222	217	109	97
Add: Equity-based compensation	17	5	23	21	10	10
Add: Cash in lieu of equity awards(1)	—	32	31	17	10	5
Add: Acquisition and integration costs(2)	—	3	22	15	8	—
Add: Restructuring and transition(3)	49	88	29	20	13	8
Add: Management fees(4)	—	3	5	7	3	4
Add: Implementation costs of adopting ASC Topic 606	—	—	4	3	3	—
Add: Transformation initiatives(5)	—	7	16	27	10	9
Less: Executive severance(6)	—	—	—	2	—	3

Adjusted operating income (loss)—Enterprise	(27)	(75)	72	178	74	135
Add: Depreciation	14	27	37	41	20	18

Adjusted EBITDA—Enterprise	$(13)	$(48)	$109	$219	$94	$153

Net revenue—Enterprise	$328	$860	$1,248	$1,332	$657	$664
Operating income (loss) margin—Enterprise	(36.6)%	(41.7)%	(22.4)%	(11.3)%	(14.0)%	(0.2)%
Adjusted operating income (loss) margin—Enterprise.	(8.2)%	(8.7)%	5.8%	13.4%	11.3%	20.3%
Adjusted EBITDA margin—Enterprise	(4.0)%	(5.6)%	8.7%	16.4%	14.3%	23.0%

Adjusted Net Income and Adjusted Net Income Margin

We regularly monitor adjusted net income, and adjusted net income margin to assess our operating performance. We define adjusted net income as net income (loss), excluding the impact of amortization of intangible assets, amortization of debt issuance costs, equity-based compensation expense, other costs, and certain non-recurring tax benefits and expenses that we do not believe to be reflective of our ongoing operations and the tax impact of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by net revenue. Adjusted net income and adjusted net income margin have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although amortization is non-cash charge, the assets being amortized may have to be replaced in the future, and adjusted net income does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted net income does not reflect changes in, or cash requirements for, our working capital needs;

•	other companies, including companies in our industry, may calculate adjusted net income differently, which reduce its usefulness as comparative measures.

Because of these limitations, you should consider adjusted net income alongside other financial performance measures, including net income (loss) and our other GAAP results. In evaluating adjusted net income and adjusted net income margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted net income margin should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted net income and adjusted net income margin. Adjusted net income and adjusted net income margin are not presentations made in accordance with GAAP and the use of these terms vary from other companies in our industry.

The following table presents a reconciliation of our adjusted net income to our GAAP net income (loss) during the periods presented:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net income (loss)	$(79)	$(607)	$(512)	$(236)	$(146)	$31
Add: Amortization of debt discount and issuance costs	—	3	16	17	8	9
Add: Amortization	42	339	482	470	237	223
Add: Equity-based compensation	23	8	28	25	12	19
Add: Cash in lieu of equity awards(1)	—	42	36	19	11	5
Add: Acquisition and integration costs(2)	—	3	30	23	12	4
Add: Restructuring and transition(3)	66	123	36	22	15	9
Add: Management fees(4)	—	6	8	8	4	4
Add: Implementation costs of adopting ASC Topic 606	—	—	6	4	4	—
Add: Transformation initiatives(5)	—	8	27	33	11	10
Add: Executive severance(6)	—	—	—	3	—	4
Less: Adjustment to provision for income taxes(7)	(3)	(30)	(14)	8	(5)	(15)

Adjusted net income (loss)	$49	$(105)	$143	$396	$163	$303

Net revenue	$586	$1,490	$2,409	$2,635	$1,291	$1,401
Net income (loss) margin	(13.5)%	(40.7)%	(21.3)%	(9.0)%	(11.3)%	2.2%
Adjusted net income (loss) margin	8.4%	(7.0)%	5.9%	15.0%	12.6%	21.6%

(7)

Represents the tax impact of all of the above adjustments, as well as excluding the non-recurring tax benefits and expenses related to changes resulting from tax legislation, the assessment or resolution of tax audits or other significant events.

For comparability between the 2017 Predecessor and 2017 Successor periods and fiscal 2018, we present adjusted operating income, adjusted operating income margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income margin for fiscal 2018 under ASC Topic 605 in the table below:

	Predecessor	Successor	Successor
(in millions, except percentages)	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal year ended December 29, 2018
Net revenue under ASC Topic 605	$586	$1,490	$2,507
Net loss under ASC Topic 605	(79)	(607)	(452)
Adjusted operating income under ASC Topic 605	58	123	540
Adjusted EBITDA under ASC Topic 605	76	170	600
Adjusted net income under ASC Topic 605	49	(105)	203
Net loss margin % under ASC Topic 605	(13.5)%	(40.7)%	(18.0)%
Adjusted operating income margin % under ASC Topic 605	9.9%	8.3%	21.5%
Adjusted EBITDA margin % under ASC Topic 605	13.0%	11.4%	23.9%
Adjusted net income margin % under ASC Topic 605	8.4%	(7.0)%	8.1%

Free Cash Flow

We define free cash flow as net cash provided by operating activities less capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening the balance sheet.

The following table presents a reconciliation of our free cash flow to our GAAP cash provided by operating activities during the periods presented:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net cash provided by (used in) operating activities	$(65)	$316	$319	$496	$96	$288
Less: Capital expenditures(1)	(29)	(39)	(62)	(61)	(22)	(28)

Free cash flow(2)	$(94)	$277	$257	$435	$74	$260

(1)	Capital expenditures includes payments for property and equipment and capitalized labor costs incurred in connection with certain software development activities.
(2)

Free cash flow includes $150 million, $290 million, and $281 million, in cash interest payments for the period from April 4 to December 30, 2017, fiscal 2018, and fiscal 2019, respectively, and $133 million and $141 million in cash interest payments for the 26-week periods ended June 29, 2019 and June 27, 2020, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and consolidated and combined results of operations in conjunction with the “Selected Consolidated and Combined Financial and Other Data” section of this prospectus and our consolidated and combined financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. See “Cautionary Note Regarding Forward Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in the “Risk Factors” section and elsewhere in this prospectus.

Unless the context requires otherwise, references in this prospectus to the “Company,” “we,” “us,” “our,” and “McAfee” (i) for periods through April 3, 2017, refer to the McAfee cybersecurity business, which operated as a part of a business unit of Intel, (ii) for periods from April 4, 2017 to prior to giving effect to the Reorganization Transactions described under “The Reorganization Transactions,” refer to Foundation Technology Worldwide LLC and its subsidiaries.

Overview

As a global leader and trusted brand in cybersecurity for over 30 years, McAfee protects millions of consumers and many of the world’s largest government and enterprise clients with one of the industry’s most comprehensive cybersecurity portfolios. Our award-winning products offer individuals and families protection for their digital lives. We meet the cyber security needs of consumers wherever they are, with solutions for device security, privacy and safe WiFi, online protection, and identity protection, among others. Virtually anywhere consumers purchase connected devices or related services, such as mobile or internet, McAfee is available. For enterprises and governments, we protect data and defend against threats from device to cloud in complex, heterogeneous IT environments, supporting advanced cybersecurity infrastructures with threat insights gathered from over one billion sensors across McAfee’s global footprint in multiple domains (device, network, gateway and cloud). Our mission is to protect all things that matter through leading-edge cybersecurity.

Our consumer focused products protect over 600 million devices. Our Personal Protection Service provides holistic digital protection of the individual and family wherever they go under our Total Protection and LiveSafe brands. We achieve this by integrating the following solutions and capabilities within our Personal Protection Service:

•

Device Security, which includes our Anti-Malware Software and Secure Home Platform products, keeps over 600 million consumer devices, including mobile and home-use, protected from viruses, ransomware, malware, spyware, and phishing.

•

Online Privacy and Comprehensive Internet Security, which includes our Safe Connect VPN, TunnelBear, and WebAdvisor products, help make Wi-Fi connections safe with our bank-grade AES 256-bit encryption, keeping personal data protected while keeping IP addresses and physical locations private.

•

Identity Protection, which includes our Identity Theft Protection and Password Manager products, searches over 600,000 online black markets for compromised personally identifiable information, helping consumers take action to prevent fraud.

Our go-to-market engine consists of a digitally-led omnichannel approach to reach the consumer at crucial moments in their purchase lifecycle including direct to consumer online sales, acquisition through trial pre-loads on PC OEM devices, and other indirect modes via additional partners such as mobile providers, ISPs, electronics retailers, ecommerce sites, and search providers. We have longstanding exclusive partnerships with many of the leading PC OEMs and continue to expand our presence with mobile service providers and ISPs as the demand for mobile security protection increases. Through these relationships, our consumer security software is pre-installed on devices on either a trial basis until conversion to a paid subscription, which is enabled by a thoughtfully tailored renewal process that fits the customer’s journey, or through a live version that can be purchased directly through the OEMs’ website. Our consumer go-to-market channel also consists of partners including some of the largest electronics retailers and ISPs globally.

For enterprises and governments, we offer one of the industry’s broadest and deepest cybersecurity portfolios. MVISION Device, our next generation endpoint solutions offer comprehensive threat detection and data protection for both modern and legacy devices, such as traditional endpoints, mobile and fixed-function systems. Our MVISION cloud solutions protect data from device to cloud, prevent web-based and cloud-native threats, and help customers to accelerate their application delivery while improving governance, compliance and security. Our MVISION Security Services offers a suite of products aimed at data loss prevention, policy management orchestration, threat prevention, analytics and intelligence.

Our Enterprise products protect many of the largest governments and enterprises around the world. Some of our largest customers are government entities who represent over 25% of our top 250 Enterprise customers and 45% of our top 250 Enterprise customer annualized contract value as of June 27, 2020. Our Enterprise customers also included 86%, 78%, and 61% of Fortune 100, Fortune 500, and Global 2000 firms, respectively, as of June 27, 2020, of which 55%, 46%, and 28% were Core Enterprise Customers, respectively. See “Key Operating Metrics—Enterprise Segment—Core Enterprise Customers”. Our internal sales teams work with our channel partners to position our solutions and secure a stronger foothold in customer accounts. Our key accounts are serviced directly by our field sales teams. These teams are focused on driving customer outcomes to increase the perceived value of our solutions and secure cross-sell and upsell opportunities from existing customers. Mid-market accounts are primarily serviced through a global inside sales engine.

Our Consumer and Enterprise net revenues are derived from the sale of software subscriptions, perpetual licenses, hardware, support and maintenance, professional services, royalty agreements or a combination of these items, primarily through our indirect relationships with our partners or direct relationships with end customers through our own sales force. We operate a global business with approximately 45% of our net revenues for the 26-week period ended June 27, 2020 earned outside of the United States. Our Consumer business had greater than 85% recurring revenues for the last three fiscal years and 88% recurring revenues during the 26-week period ended June 27, 2020. Our Enterprise business had greater than 75% recurring revenues for the last three fiscal years and 77% recurring revenues during the 26-week period ended June 27, 2020. We define recurring revenues as those derived from software subscriptions and support and maintenance net revenues, as a percentage of total net revenues. Recurring revenues exclude hardware sales, perpetual license sales, professional services, royalties, and any other revenues that are non-recurring in nature.

Our Operating Segments

We manage our business in two operating segments, Consumer and Enterprise. A significant portion of our operating segments’ operating expenses are allocated from shared resources based on the estimated utilization of services provided to or benefits received by the operating segments. See Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

The table below summarizes our results of operations by segment for fiscal 2018 compared to fiscal 2019 and for the 26-week period ended June 29, 2019 and June 27, 2020. We believe adjusted EBITDA is useful in evaluating our business, but should not be considered in isolation or as a substitute for GAAP. See “Selected Consolidated and Combined Financial and Other Data—Non-GAAP Financial Measures” for explanations of how we calculate these measures and for reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

	Fiscal Year Ended		26-Week Period Ended
(in millions)	December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue - Consumer	$1,161	$1,303	$634	$737
Net revenue - Enterprise	1,248	1,332	657	664

Net revenue	$2,409	$2,635	$1,291	$1,401

Operating income (loss) - Consumer	$107	$277	$127	$201
Operating income (loss) - Enterprise	(280)	(151)	(92)	(1)

Operating income (loss)	$(173)	$126	$35	$200

Adjusted EBITDA - Consumer	$431	$580	$279	$354
Adjusted EBITDA - Enterprise	109	219	94	153

Adjusted EBITDA	$540	$799	$373	$507

Net revenue for our Consumer segment has grown at a greater rate than net revenue for our Enterprise segment in recent periods and, after excluding the impact of purchase accounting adjustments required under GAAP, Enterprise net revenue declined in recent periods. See “ Factors Affecting the Comparability of Our Results of Operations—Impact of Purchase Accounting Related to Mergers and Acquisitions.” As we continue to execute on the reorientation of our Enterprise business, we expect our Enterprise net revenue to continue to decline in the near term, and we expect the performance of our Consumer segment to continue to have a greater impact on our consolidated Company performance, including our consolidated net revenue.

Business Developments and Highlights

Since April 2017, when our Sponsors acquired a controlling interest in us, we have accelerated our transformational journey and achieved a number of business and financial objectives, including the following:

Operational Highlights:

•

During the 2017 Successor period and fiscal 2018, we invested in several areas aimed at driving higher growth and improved efficiency in our product delivery and go-to-market strategies including the following:

•	we invested in additional headcount and outside resources in the PC OEM channel of our consumer business to increase new customer conversion for our consumer security software packages;

•	we invested in additional headcount, outside resources and other tools to increase consumer retention through enhanced online marketing and customer messaging during the renewal;

•	we initiated changes to our go-to-market model for our enterprise solutions; and

•	we implemented customer support initiatives to promote effective self-service solutions and improve support service efficiency.

•

In fiscal 2019 and through the first half of fiscal 2020, we continued to innovate across our online presence, ecommerce, analytics and product platform to improve customer engagement, satisfaction and acquisition efficiency and retention.

•	During fiscal 2018 we launched MVISION, our cloud-native family of our enterprise platform.

•

Throughout the 2017 Successor period to the first half of fiscal 2020, we made multiple operational changes designed to increase efficiency and adapt to the changing marketplace, reducing overhead costs and reallocating resources to drive improved performance.

Acquisitions:

•

In fiscal 2018, we completed the acquisitions of TunnelBear (an award-winning consumer VPN provider) and Skyhigh (a leading provider of CASB), as critical steps in adding what we believe are key competencies in high-growth verticals oriented around remote work within the cybersecurity market.

•

In fiscal 2019, we acquired Uplevel Security (a graph theory based predictive security analytics platform) and Nanosec (a multi-cloud, zero-trust application and security platform), and in the first half of fiscal 2020, we acquired Light Point Security (an award-winning pioneer of browser isolation).

Key Factors Affecting Our Performance

New customer acquisition and go-to-market strategy:

•

We maintain a diverse go-to-market strategy in our Consumer business and leverage strong partnerships across various channels. We have a vast consumer distribution network with multiple routes across direct to consumer online sales, PC-OEMs, retail and ecommerce, communications service providers, ISPs, and search providers, making our solutions available at multiple points of need. The combination of these partnerships and our direct-to-consumer digital marketing efforts give us multiple touch points to acquire new customers looking to meet their cyber security needs from a trusted brand.

•

We also leverage our significant scale and breadth in enterprise offerings to create go-to-market advantages resulting in new customer wins. We market our brand, business solutions and offerings directly to enterprise and government customers through traditional demand generation programs and events, as well as indirectly through resellers and distributors. Our mid-market customers generally conduct their business through our channel partners.

If we are unable to obtain new customers and maintain our strategic channel partnerships, our financial condition and operating performance could be harmed.

Customer retention and expansion:

•

Our Consumer business is primarily a subscription-based model with greater than 85% recurring revenues for the last three fiscal years and 88% recurring revenues during the 26-week period ended June 27, 2020. We derive more than 85% of our annual subscription recurring revenue on average from our Core Direct to Customers, which has benefited from our improvements in retention and direct-to-consumer channel marketing. Our ability to upsell drives expansion within our existing consumer customer base.

•

Our Enterprise business is primarily a recurring revenue model with greater than 75% recurring revenues for the last three fiscal years and 77% recurring revenues during the 26-week period ended June 27, 2020. We derive approximately 80% of our total Enterprise net revenue from our existing customers with an annual contract value of greater than $100,000, which we refer to as our Core Enterprise Customers. We focus on this segment of our Enterprise customers to help improve retention of the customers driving the most significant portion of our Enterprise revenue, while also driving incremental cross-sell and upsell opportunities.

Our customers have no obligation to renew their contracts with us upon their expiration. Any decline in our ability to retain customers may harm our financial condition and operating performance.

Product innovation:

•

We continue to invest organically in our consumer product platform and innovation in performance marketing to increase customer engagement. Most importantly, our research helps us better protect our customers. In addition to developing new offerings and solutions, our development staff focuses on performance marketing to increase customer conversion and customer retention.

•

We also invest in research and development to support high growth markets in enterprise. This investment refines our security risk management processes, improves our product design and usability, and keeps us at the forefront of threat research. Future upgrades and updates may include additional functionality to respond to market needs, while also assuring compatibility with new systems and technologies.

Market adoption of cloud solutions. We believe our future success depends in part on the growth in the market for cloud-based security solutions. To ensure comprehensive threat protection, we believe organizations need to adopt cybersecurity solutions designed to secure the cloud while integrating seamlessly with endpoint and other security solutions. We have made significant investments in cloud-based products through product development and acquisitions, including our MVISION UCE and MVISION EDR, and expect the proportion of our revenue derived from these offerings to grow over time. The continued adoption of cloud-based solutions generally, and market acceptance of our cloud solutions in particular, will be key components of our ability to grow in the future.

Acquisition strategy and integration. As part of our growth strategy, we have made and expect to continue to make targeted acquisitions of, or investments in, complementary businesses, products and technologies. We intend to continue making targeted acquisitions and believe we are uniquely positioned to successfully execute on our acquisition strategy by leveraging our scale, global reach and routes to market, brand recognition, and data assets. Our ability to acquire complementary technologies for our portfolio and integrate these acquisitions into our business will be important to our success and may affect comparability of our results of operations from period to period.

Key Operating Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, measure our performance, formulate business plans, and make strategic decisions. We believe the following metrics are useful in evaluating our business, but should not be considered in isolation or as a substitute for GAAP. Certain judgments and estimates are inherent in our processes to calculate these metrics.

Consumer Segment:

Core Direct to Consumer Customers

We define Core Direct to Consumer Customers as active subscribers whose transaction for a subscription is directly with McAfee. These customers include those who (i) transact with us directly through McAfee web properties, (ii) are converted during or after the trial period of the McAfee product preinstalled on their new PC purchase, or (iii) are channel led subscribers who are converted to Core Direct to Consumer Customers after expiration of their subscription of our product initially purchased through our retail/ecommerce partners or who purchased a McAfee subscription from us through our retail or PC-OEM partners.

Core Direct to Consumer Customers account for more than 85% of our annual subscription revenue on average and may purchase one or more subscriptions from us. We believe this direct billing relationship is important and our ability to increase the number of Core Direct to Consumer Customers is a key indicator of growth of our business. We expect the number of our Core Direct to Consumer Customers to continue to grow in the near term.

(in millions)	As of December 30, 2017	As of December 29, 2018	As of December 28, 2019	As of June 29, 2019	As of June 27, 2020
Core Direct to Consumer Customers	12.9	14.1	15.2	14.6	16.6

Monthly Core Direct to Consumer Customers Average Revenue Per Customer (“ARPC”)

We define ARPC as monthly subscription net revenue from transactions directly between McAfee and Core Direct to Consumer Customers, divided by average Core to Direct Consumer Customers from the same period. ARPC can be impacted by price, mix of products, and change between periods in Core Direct to Consumer Customer count. We believe that ARPC allows us to understand the value of our solutions to the portion of our customer base transacting directly with us.

	As of December 30, 2017	As of December 29, 2018	As of December 28, 2019	As of June 29, 2019	As of June 27, 2020
Monthly ARPC	$5.55	$5.79	$5.96	$5.90	$6.02

Trailing Twelve Months (“TTM”) Dollar Based Retention - Core Direct to Consumer Customers

TTM Dollar Based Retention for Consumer is the annual contract value of Core Direct to Consumer Customer subscriptions that were renewed in the trailing twelve months divided by the annual contract value for Core Direct to Consumer Customers subscriptions that were up for renewal in the same period. We monitor TTM Dollar Based Retention for the Consumer segment as an important measure of the value we retain of our existing Core Direct to Consumer Customer base and as a measure of the effectiveness of the strategies we deploy to improve those rates over time.

	As of December 30, 2017	As of December 29, 2018	As of December 28, 2019	As of June 29, 2019	As of June 27, 2020
TTM Dollar Based Retention - Core Direct to Consumer Customers	87%	93%	97%	95%	98%

Enterprise Segment:

Core Enterprise Customers

We define Core Enterprise Customers as any customer with an annualized contract value greater than $100,000, that has an active entitlement at any point during the last quarter of the period. For purposes of defining Core Enterprise Customers, annualized contract value excludes any customers who only purchased end of life products, which are products that have been discontinued after the relevant contract was entered.

These customers represent less than 5% of our total Enterprise customer base on average for the periods presented, but approximately 80% of our Enterprise net revenue on average for the same periods. On average, our Core Enterprise Customers had a tenure greater than 17 years as of June 27, 2020. These Core Enterprise Customers are a key focus of our Enterprise sales teams. While the number of our Core Enterprise Customers has declined slightly in recent periods as a result of refocusing our product portfolio, we expect the number of our Core Enterprise Customers to remain relatively stable in the near term, as we have continued to invest in enhancements to our Enterprise product portfolio.

	As of December 30, 2017	As of December 29, 2018	As of December 28, 2019	As of June 29, 2019	As of June 27, 2020
Core Enterprise Customers	1,585	1,589	1,564	1,563	1,542

Non-GAAP Financial Measures

We believe that in addition to our results determined in accordance with GAAP, billings, adjusted operating income, adjusted operating income margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted net income margin, and free cash flow are useful in evaluating our business, results of operations and financial condition. We believe that this non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period to period comparisons of operations, as these eliminate the effects of certain variables from period to period for reasons that we do not believe reflect our underlying business performance. However, non-GAAP financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

See “Selected Consolidated and Combined Financial and Other Data—Non-GAAP Financial Measures” for explanations of how we calculate these measures and for reconciliation to the most directly comparable financial measure stated in accordance with GAAP.

Total Company

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue	$586	$1,490	$2,409	$2,635	$1,291	$1,401
Billings	589	1,992	2,717	2,820	1,303	1,374
Operating income (loss)	(73)	(406)	(173)	126	35	200
Operating income (loss) margin	(12.5)%	(27.2)%	(7.2)%	4.8%	2.7%	14.3%
Net income (loss)	$(79)	$(607)	$(512)	$(236)	$(146)	$31
Net income (loss) margin	(13.5)%	(40.7)%	(21.3)%	(9.0)%	(11.3)%	2.2%
Adjusted operating income	$58	$123	$480	$733	$341	$478
Adjusted operating income margin	9.9%	8.3%	19.9%	27.8%	26.4%	34.1%
Adjusted EBITDA	$76	$170	$540	$799	$373	$507
Adjusted EBITDA margin	13.0%	11.4%	22.4%	30.3%	28.9%	36.2%
Adjusted net income (loss)	$49	$(105)	$143	$396	$163	$303
Adjusted net income (loss) margin	8.4%	(7.0)%	5.9%	15.0%	12.6%	21.6%
Net cash provided by (used in) operating activities	$(65)	$316	$319	$496	$96	$288
Net cash provided by (used in) investing activities	(10)	(39)	(677)	(63)	(24)	(33)
Net cash provided by (used in) financing activities	(23)	87	459	(734)	(407)	(162)
Free cash flow	(94)	277	257	435	74	260

Consumer Segment

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue - Consumer	$258	$630	$1,161	$1,303	$634	$737
Billings - Consumer	285	831	1,266	1,393	677	810
Operating income (loss) - Consumer	$47	$(47)	$107	$277	$127	$201
Operating income (loss) margin - Consumer	18.2%	(7.5)%	9.2%	21.3%	20.0%	27.3%
Adjusted operating income - consumer	$85	$198	$408	$555	$267	$343
Adjusted operating income margin - Consumer	32.9%	31.4%	35.1%	42.6%	42.1%	46.5%
Adjusted EBITDA - Consumer	$89	$218	$431	$580	$279	$354
Adjusted EBITDA margin - Consumer	34.5%	34.6%	37.1%	44.5%	44.0%	48.0%

Enterprise Segment

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions, except percentages)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue - Enterprise	$328	$860	$1,248	$1,332	$657	$664
Billings - Enterprise	304	1,161	1,451	1,427	626	564
Operating income (loss) - Enterprise	$(120)	$(359)	$(280)	$(151)	$(92)	$(1)
Operating income (loss) margin - Enterprise	(36.6)%	(41.7)%	(22.4)%	(11.3)%	(14.0)%	(0.2)%
Adjusted operating income (loss) - Enterprise	$(27)	$(75)	$72	$178	$74	$135
Adjusted operating income (loss) margin - Enterprise	(8.2)%	(8.7)%	5.8%	13.4%	11.3%	20.3%
Adjusted EBITDA - Enterprise	$(13)	$(48)	$109	$219	$94	$153
Adjusted EBITDA margin - Enterprise	(4.0)%	(5.6)%	8.7%	16.4%	14.3%	23.0%

Billings

We define billings as net revenue recognized in accordance with GAAP plus the change in deferred revenue from the beginning to the end of the period, excluding the impact of deferred revenue assumed through acquisitions during the period. We view billings as a key metric, as it includes changes in our deferred revenue during the period, which is an important indicator of future trends and is a significant percentage of future revenue.

Adjusted Operating Income, Adjusted Operating Income Margin, Adjusted EBITDA, and Adjusted EBITDA Margin

We regularly monitor adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin to assess our operating performance. We define adjusted operating income for the total Company as net income (loss), excluding the impact of amortization of intangible assets, equity-based compensation expense, interest expense and other, net, provision for income tax expense, foreign exchange (gain) loss, net, and other costs that we do not believe are reflective of our ongoing operations. We define adjusted operating income for our Consumer and Enterprise segments as segment operating income (loss), excluding the impact of amortization of intangible assets, equity-based compensation expense and other costs attributable to the segment that we do not believe are reflective of the segment’s ongoing operations. We present this reconciliation of adjusted operating income (loss) to operating income for Consumer and Enterprise segments because operating income (loss) is the primary measure of profitability used to assess segment performance, and is therefore the most directly comparable GAAP financial measure for our operating segments. Adjusted operating income margin is calculated as adjusted operating income divided by net revenue. We define adjusted EBITDA as adjusted operating income, excluding the impact of depreciation expense and other non-operating costs. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenue. We believe presenting adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin provides management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as it eliminates the effects of certain variations unrelated to our overall performance. Adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted operating income and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted operating income and adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	adjusted operating income and adjusted EBITDA do not reflect income tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted operating income and adjusted EBITDA differently, which reduce their usefulness as comparative measures.

Because of these limitations, you should consider adjusted operating income and adjusted EBITDA alongside other financial performance measures, including operating income (loss), net income (loss) and our other GAAP results. In evaluating adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin. Adjusted operating income, adjusted operating income margin, adjusted EBITDA, and adjusted EBITDA margin are not presentations made in accordance with GAAP and the use of these terms vary from other companies in our industry.

Adjusted Net Income and Adjusted Net Income Margin

We regularly monitor adjusted net income, and adjusted net income margin to assess our operating performance. We define adjusted net income as net income (loss), excluding the impact of amortization of intangible assets, amortization of debt issuance costs, equity-based compensation expense, other costs, and certain non-recurring tax benefits and expenses that we do not believe to be reflective of our ongoing operations and the tax impact of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by net revenue. Adjusted net income and adjusted net income margin have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although amortization is non-cash charge, the assets being amortized may have to be replaced in the future, and adjusted net income does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted net income does not reflect changes in, or cash requirements for, our working capital needs;

•	other companies, including companies in our industry, may calculate adjusted net income differently, which reduce its usefulness as comparative measures.

Because of these limitations, you should consider adjusted net income alongside other financial performance measures, including net income (loss) and our other GAAP results. In evaluating adjusted net income and adjusted net income margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted net income margin should not be construed as an inference that our future results will be unaffected by the types of items excluded from the calculation of adjusted net income and adjusted net income margin. Adjusted net income and adjusted net income margin are not presentations made in accordance with GAAP and the use of these terms vary from other companies in our industry.

Free Cash Flow

We define free cash flow as net cash provided by operating activities less capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening the balance sheet.

Factors Affecting the Comparability of Our Results of Operations

As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

Basis of Presentation

Prior to the Sponsor Acquisition, our business operated as a part of a business unit of Intel. The period ended April 3, 2017 is referred to as the “Predecessor” period and all periods after such date are referred to as the “Successor” period. Our combined financial statements for the Predecessor period were “carved-out” from Intel’s consolidated financial statements. Our consolidated financial statements for the Successor period are presented on a stand-alone basis. Accordingly, the combined financial statements for the Predecessor period may not be comparable to the consolidated financial statements of the Successor period.

Subsequent to the Sponsor Acquisition, we implemented various transformation and restructuring activities to improve cost synergies, customer retention, and activation to pay strategies. These activities changed our operations and structure, impacting the comparability of our operating results.

Impact of Adoption of ASC Topic 606

On December 31, 2017, we adopted ASC Topic 606, using the modified retrospective method, applied to those contracts which were not completed as of the adoption date. Results for the reporting periods beginning December 31, 2017 and subsequent are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported under ASC Topic 605. Under ASC Topic 606, certain of our perpetual software licenses or hardware with integrated software are not distinct from their accompanying maintenance and support, as they are dependent upon regular threat updates. These contracts typically contain a renewal option that we have concluded creates a material right for our customer. The license, hardware, maintenance and support revenue is recognized over time, as control is transferred to the customer over the term of the initial contract period while the corresponding material right performance is recognized over time beginning at the end of the initial contractual period over the remainder of the technology constrained customer life. This generally results in a portion of the consideration received being deferred and recognized over the longer of the technology constrained customer life or the contract term. Additionally, certain related contract costs are now amortized over the technology constrained customer life. See the Comparison of the 2017 Predecessor and 2017 Successor periods and Fiscal 2018 for further discussion of impact.

Change in Allocation of Costs to Segments

Prior to fiscal 2018, we allocated shared expenses of our administrative functions, including finance, accounting, human resources, legal, operations, information technology and facilities to our reportable segments using a head count ratio of directly attributable employees. Effective fiscal 2018, the allocation metrics were changed to be based on direct identification for segment specific sites and analysis for each shared function using drivers, including surveyed time, head count or revenue mix from each segment. Based on our best estimate, the change in allocation would have resulted in $39 million higher costs allocated to the Consumer segment and $39 million lower costs allocated to the Enterprise segment for the 2017 Successor period. This change in the allocation of expenses caused a one-time decrease in the rate of growth of our Consumer operating income and Consumer operating income margin in fiscal 2018 compared to the 2017 Successor period; however, this change had, and will continue to have, no effect on the comparability of subsequent periods.

Payments to Channel Partners

We make various payments to our channel partners, which may include revenue share, product placement fees and marketing development funds. Costs that are incremental to revenue, such as revenue share, are capitalized and amortized over time as cost of sales. This classification is an accounting policy election, which may make comparisons to other companies difficult. Product placement fees and marketing development funds are expensed in sales and marketing expense as the related benefit is received. Many of our channel partner agreements contain a clause whereby we pay the greater of revenue share calculated for the period or product placement fees. This may impact the comparability of our financial results between periods.

Under certain of our channel partner agreements, the partners pay us a royalty on our technology sold to their customers, which we recognize as revenue in accordance with our revenue recognition policy. In certain situations, the payments made to our channel partners are recognized as consideration paid to a customer, and thus are recorded as reductions to revenue up to the amount of cumulative revenue recognized from contracts with the channel partner during the period of measurement. Any payments to channel partners in excess of such cumulative revenue during the period of measurement are recognized as cost of sales or marketing expense as described above. As royalty revenue from individual partners varies, the amount of costs recognized as a reduction of revenue rather than as cost of sales or sales and marketing expense fluctuates and may impact the comparability of our financial statements between periods.

Impact of Purchase Accounting Related to Mergers and Acquisitions

Through April 3, 2017, the McAfee cybersecurity business, which we refer to as the Predecessor Business, was operated as a part of a business unit of Intel. Also prior to April 3, 2017, McAfee, Inc., which was then a wholly-owned subsidiary of Intel, was converted into a limited liability company, McAfee, LLC. Following such conversion, Intel contributed McAfee, LLC to Foundation Technology Worldwide LLC, a wholly-owned subsidiary of Intel. On April 3, 2017, Intel and its subsidiaries transferred assets and liabilities of the Predecessor Business not already held through Foundation Technology Worldwide LLC to Foundation Technology Worldwide LLC. Immediately thereafter on April 3, 2017, our Sponsors and certain of their co-investors acquired a majority stake in Foundation Technology Worldwide LLC, pursuant to the Sponsor Acquisition. Following the Sponsor Acquisition, our Sponsors and certain of their co-investors owned 51.0% of the common equity interests in Foundation Technology Worldwide LLC, with Intel and certain of its affiliates retaining the remaining 49.0% of the common equity interests. We have operated as a standalone company at all times following the Sponsor Acquisition. As a result of the Sponsor Acquisition, we recorded all assets and liabilities at their fair value, including our deferred revenue and deferred costs balances, as of the effective date of the Sponsor Acquisition, which in some cases was different than the historical book values. Adjusting our deferred revenue and deferred costs balances to fair value on the date of the Sponsor Acquisition had the effect of reducing revenue and expenses from that which would have otherwise been recognized in subsequent periods. We also recorded identifiable intangible assets that are amortized over their useful lives, increasing expenses from that which would otherwise have been recognized.

In addition, we have made acquisitions and recorded the acquired assets and liabilities at fair value on the date of acquisition, which similarly impacted deferred revenue and deferred costs balances and reduced revenue and expenses from that which would have otherwise been recognized in subsequent periods.

We also recorded identifiable intangible assets that are amortized over their useful lives, increasing expenses from that which would otherwise have been recognized.

The accounting impact resulting from these acquisitions limits the comparability of our financial statements between periods. The table below shows the impact of purchase accounting on our financial statements.

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Purchase accounting adjustments to deferred revenue—Consumer	$—	$182	$32	$1	$1	$—
Purchase accounting adjustments to deferred revenue—Enterprise	—	213	119	41	26	3

Impact of purchase accounting on net revenue	$—	$395	$151	$42	$27	$3

Purchase accounting adjustments to cost of sales—Consumer	$—	$96	$14	$1	$1	$—
Purchase accounting adjustments to cost of sales—Enterprise	—	(2)	—	—	—	—
Amortization of acquired and developed technologies—Consumer	—	79	107	107	54	54
Amortization of acquired and developed technologies—Enterprise	1	93	145	139	71	59

Impact of purchase accounting on cost of sales	$1	$266	$266	$247	$126	$113

Purchase accounting adjustments to operating expenses—Consumer	$—	$2	$1	$1	$1	$—
Purchase accounting adjustments to operating expenses—Enterprise	—	31	19	5	3	2
Amortization of customer relationships and other—Consumer	15	114	153	146	74	72
Amortization of customer relationships and other—Enterprise	25	53	77	77	38	38

Impact of purchase accounting on operating expenses	$40	$200	$250	$229	$116	$112

Impact of the Reorganization Transactions

McAfee Corp. is a corporation for U.S. federal and state income tax purposes. Following the Reorganization Transactions, Foundation Technology Worldwide LLC will be the predecessor of McAfee Corp. for accounting purposes. Foundation Technology Worldwide LLC is and is expected to remain a partnership for U.S. federal income tax purposes and will therefore generally not be subject to any U.S. federal income taxes at the entity level in respect of income it recognizes directly or through its U.S. and foreign subsidiaries that are also pass-

through or disregarded entities for U.S. federal income tax purposes. Instead, taxable income and loss of these entities will flow through to the members of Foundation Technology Worldwide LLC (including McAfee Corp. and certain of its subsidiaries) for U.S. federal income tax purposes. Certain of Foundation Technology Worldwide LLC’s non-U.S. subsidiaries that are treated as pass-through or disregarded entities for U.S. federal income tax purposes are nonetheless treated as taxable entities in their respective jurisdictions and are thus subject to non-U.S. taxes at the entity level. Foundation Technology Worldwide LLC also has certain U.S. and foreign subsidiaries that are treated as corporations for U.S. federal income tax purposes and that therefore are or may be subject to income tax at the entity level. Following this offering and the Reorganization Transactions, McAfee Corp. will pay U.S. federal, state and local income taxes as a corporation on its share of the taxable income of Foundation Technology Worldwide LLC (taking into account the direct and indirect ownership of Foundation Technology Worldwide LLC by McAfee Corp.).

The Reorganization Transactions will be accounted for as a reorganization of entities under common control. As a result, following the Reorganization Transactions, the consolidated financial statements of McAfee Corp. will recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical consolidated financial statements of Foundation Technology Worldwide LLC, the accounting predecessor.

In addition, in connection with the Reorganization Transactions and this offering, we will enter into the tax receivable agreement as described under “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Tax Receivable Agreement.”

Composition of Revenues, Expenses, and Cash Flows

Net Revenue

We derive substantially all of our revenue from the sale of software subscriptions, including both on-premises and those hosted in the cloud, support and maintenance, perpetual licenses and hardware, professional services, royalty agreements or a combination of these items, primarily through our indirect relationships with our partners or direct relationships with end customers through our own sales force and website. We have various marketing programs with certain business partners who we consider customers and reduce revenue by the cash consideration given to these partners.

As discussed further in “—Critical Accounting Policies and Use of Estimates—Revenue Recognition” below, revenue is recognized as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the promised goods or services. Prior to December 31, 2017, we recognized revenue under ASC Topic 605, when all of the following criteria were met: (1) Persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) fee is fixed or determinable and (4) collectability is probable. On December 31, 2017, we began recognizing revenue under ASC Topic 606.

Certain of our perpetual software licenses or hardware with integrated software are not distinct from their accompanying maintenance and support, as they are dependent upon regular threat updates. Revenue for these products is recognized over time as control is transferred to the customer. These contracts typically contain a renewal option that we have concluded creates a material right for our customer. The license, and the corresponding material right performance obligation, are recognized over time, as control is transferred to the customer over the term of the technology constrained customer life.

Additionally, certain of our perpetual software licenses, hardware appliances, or hardware with integrated software provide a benefit to the customer that is separable from the related support as they are not dependent upon regular threat updates. Revenue for these products is recognized at a point in time when control is transferred to our customers, generally at shipment. The related maintenance and support represent a separate performance obligation and the associated transaction price allocated to it is recognized over time as control is transferred to the customer. The nature of our promise to the customer to provide our subscriptions and time-based software licenses and related support and maintenance is to stand ready to provide protection for a specified or indefinite period of time.

The nature of our promise to the customer to provide our subscriptions and time-based software licenses and related support and maintenance is to stand ready to provide protection for a specified or indefinite period of time. Maintenance and support in these cases are typically not distinct performance obligations as the licenses are dependent upon regular threat updates to the customer. Instead the maintenance and support is combined with a software license to create a single performance obligation. We typically satisfy these performance obligations over time, as control is transferred to the customer as the services are provided.

Revenue for professional services that are a separate and distinct performance obligations is recognized as services are provided to the customer.

Cost of Sales

Our total cost of sales include the costs of providing delivery (i.e., hosting), support, training, and consulting services, which include salaries and benefits for employees and fees related to third parties and professional service subcontractors. These costs also include fees paid under revenue share arrangements, royalties paid to our strategic channel partners, amortization of certain intangibles, the cost of computer platforms, other hardware and embedded third-party components, and technologies for our hardware-based security products. We anticipate our total cost of sales to increase in absolute dollars as we grow our net revenue. Cost of sales as a percentage of net revenue may vary from period to period based on our investments in the business and the efficiencies we are able to realize going forward.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, general and administrative, amortization of intangibles, and restructuring and transition charges.

•

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and benefits and costs associated with travel for sales and marketing personnel, advertising and marketing promotions as well as allocated facilities and IT costs. See further discussion of accounting for commissions within “—Critical Accounting Policies and Use of Estimates—Revenue Recognition” below.

•

Research and Development. Research and development expenses consist primarily of salaries and benefits for our development staff and a portion of our technical support staff, contractors’ fees, and other costs associated with the enhancement of existing products and services and development of new products and services, as well as allocated facilities and IT costs.

•

General and Administrative. General and administrative expenses consist primarily of salaries and benefits and other expenses for our executive, finance, human resources, and legal organizations. In addition, general and administrative expenses include outside legal, accounting, and other professional fees, and an allocated portion of facilities and IT costs. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company.

•

Amortization of Intangibles. Amortization of intangibles includes the amortization of customer relationships and other assets associated with our acquisitions, including the Sponsor Acquisition in April 2017.

•

Restructuring and Transition Charges. Restructuring and transition charges consists primarily of costs associated with employee severance and facility restructuring charges related to realignment of our workforce as well as certain costs to separate from Intel following our Sponsor acquisition.

Interest Expense and Other, Net

Interest expense and other, net primarily relates to interest expense on our outstanding indebtedness to third parties or members.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net is primarily attributable to realized and unrealized gains or losses on non-U.S. Dollar denominated balances, primarily long-term debt and cash, and transactions.

Provision for Income Tax

The provision for income taxes primarily reflects current and deferred state taxes and foreign income taxes in taxable foreign jurisdictions. We have recorded a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized in future periods. We consider many factors when evaluating and estimating our tax positions, which may require periodic adjustments and may not accurately anticipate actual outcomes.

Results of Operations

Subsequent to the Sponsor Acquisition, we implemented various transformation and restructuring activities to improve cost synergies, customer retention, and activation to pay strategies. These activities changed our operations and structure therefore impacting the comparability of our operating results.

We adopted Accounting Standards Codification, or ASC Topic 606, Revenue from Contracts with Customers, or ASC Topic 606, on December 31, 2017, using the modified retrospective transition method. Under this method, results for reporting periods beginning on December 31, 2017 are presented in accordance with ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC Topic 605, Revenue Recognition.

We maintain a 52- or 53-week fiscal year that ends on the last Saturday in December. Period ended April 3, 2017 is a 13-week period starting on January 1, 2017. Period ended December 30, 2017 is a 39-week fiscal period starting on April 4, 2017. Fiscal 2018 is a 52-week year starting on December 31, 2017 and ending on December 29, 2018. Fiscal 2019 is a 52-week year starting on December 30, 2018 and ending on December 28, 2019. 26-week period ended June 29, 2019 is a 26-week period starting on December 30, 2018 and ending on June 29, 2019. 26-week period ended June 27, 2020 is a 26-week period starting on December 29, 2019 and ending on June 27, 2020.

The following tables set forth the consolidated statements of operations in dollar amounts and as of a percentage of net revenue for the periods indicated:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
Results of Operations (in millions)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue	$586	$1,490	$2,409	$2,635	$1,291	$1,401
Cost of sales	163	542	840	843	429	410

Gross profit	423	948	1,569	1,792	862	991
Operating expenses:
Sales and marketing	212	584	815	770	383	348
Research and development	127	323	406	380	193	186
General and administrative	51	157	253	272	123	138
Amortization of intangibles	40	167	232	222	113	110
Restructuring and transition charges	66	123	36	22	15	9

Total operating expenses	496	1,354	1,742	1,666	827	791

Operating income (loss)	(73)	(406)	(173)	126	35	200
Interest expense and other, net	(1)	(159)	(307)	(295)	(143)	(150)
Foreign exchange gain (loss), net	3	(9)	30	20	1	(6)

Income (loss) before income taxes	(71)	(574)	(450)	(149)	(107)	44
Provision for income tax expense	8	33	62	87	39	13

Net income (loss)	$(79)	$(607)	$(512)	$(236)	$(146)	$31

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
Results of Operations, as a percentage of net revenue			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	27.8%	36.4%	34.9%	32.0%	33.2%	29.3%
Gross profit	72.2%	63.6%	65.1%	68.0%	66.8%	70.7%
Operating expenses:
Sales and marketing	36.2%	39.2%	33.8%	29.2%	29.7%	24.8%
Research and development	21.7%	21.7%	16.9%	14.4%	14.9%	13.3%
General and administrative	8.7%	10.5%	10.5%	10.3%	9.5%	9.9%
Amortization of intangibles	6.8%	11.2%	9.6%	8.4%	8.8%	7.9%
Restructuring and transition charges	11.3%	8.3%	1.5%	0.8%	1.2%	0.6%
Total operating expenses	84.6%	90.9%	72.3%	63.2%	64.1%	56.5%
Operating income (loss)	(12.5)%	(27.2)%	(7.2)%	4.8%	2.7%	14.3%
Interest expense and other, net	(0.2)%	(10.7)%	(12.7)%	(11.2)%	(11.1)%	(10.7)%
Foreign exchange gain (loss), net	0.5%	(0.6)%	1.2%	0.8%	0.1%	(0.4)%
Income (loss) before income taxes	(12.1)%	(38.5)%	(18.7)%	(5.7)%	(8.3)%	3.1%
Provision for income tax expense	1.4%	2.2%	2.6%	3.3%	3.0%	0.9%
Net income (loss)	(13.5)%	(40.7)%	(21.3)%	(9.0)%	(11.3)%	2.2%

Comparison of the 26-Week Periods Ended June 29, 2019 and June 27, 2020

Net Revenue

	26-Week Period Ended		Variance in

(in millions, except percentages)	June 29, 2019	June 27, 2020	Dollars	Percent
Net revenue	$1,291	$1,401	$110	8.5%

Net revenue increased $110 million, or 8.5%, from $1,291 million for the 26-week period ended June 29, 2019 to $1,401 million for the 26-week period ended June 27, 2020. The increase in net revenue was primarily attributable to a $103 million increase in consumer revenue primarily driven by a combination of (i) increases in ARPC, (ii) higher Core Direct to Consumer Customer subscriber base from prior year, combined with increases in TTM Dollar Based Retention - Core Direct to Consumer Customers, (iii) increased new subscribers from improvements in customer acquisition across channels combined with higher demand due to the accelerated shift to working from home as a result of the COVID-19 pandemic, and (iv) with additional contributions from growth in Mobile & Internet Service Provider channel including sales of TunnelBear.

Cost of Sales

(in millions, except percentages)	26-Week Period Ended		Variance in
	June 29, 2019	June 27, 2020	Dollars	Percent
Cost of sales	$429	$410	$(19)	(4.4)%
Gross profit margin	66.8%	70.7%

Cost of sales decreased $19 million, or 4.4%, from $429 million for the 26-week period ended June 29, 2019 to $410 million for the 26-week period ended June 27, 2020. The decrease in cost of sales was primarily attributable to (i) a $12 million decrease in amortization expense resulting from certain assets recorded at the Sponsor Acquisition becoming fully amortized and (ii) a $13 million decrease in employee expenses and travel driven primarily by lower headcount and product cost of sales largely due to decreased hardware sales. These decreases were partially offset by a $9 million increase in revenue share expense resulting from increases in consumer billings and retention.

Operating Expenses

	26-Week Period Ended		Variance in
(in millions, except percentages)	June 29, 2019	June 27, 2020	Dollars	Percent
Sales and marketing	$383	$348	$(35)	(9.1)%
Research and development	193	186	(7)	(3.6)%
General and administrative	123	138	15	12.2%
Amortization of intangibles	113	110	(3)	(2.7)%
Restructuring and transition charges	15	9	(6)	(40.0)%

Total	$827	$791	$(36)	(4.4)%

Sales and Marketing

Sales and marketing expense decreased $35 million, or 9.1%, from $383 million for the 26-week period ended June 29, 2019 to $348 million for the 26-week period ended June 27, 2020. The decrease in sales and marketing expense was primarily attributable to (i) a $20 million decrease in employee expenses primarily due to a decrease in headcount as a result of our strategic initiatives, (ii) a $15 million decrease in external consulting costs related to strategic initiatives in 2019, and (iii) a $10 million decrease in travel expenses due to the COVID-19 pandemic and reduction in headcount. The decreases were partially offset by a $14 million increase in product placement fees and marketing development funds under agreements with certain OEM partners, primarily driven by increased PC shipments.

Research and Development

Research and development expense decreased $7 million, or 3.6%, from $193 million for the 26-week period ended June 29, 2019 to $186 million for the 26-week period ended June 27, 2020. The decrease in research and development expense was primarily attributable to a $6 million decrease in compensation related to cash in lieu of equity awards as these awards are not replaced as they vest as well as a decrease in equity based compensation due to deferred equity awards relating to one of our acquisitions becoming fully vested in January 2020.

General and Administrative

General and administrative expense increased $15 million, or 12.2%, from $123 million for the 26-week period ended June 29, 2019 to $138 million for the 26-week period ended June 27, 2020. The increase in general and administrative expense was primarily attributable to a $12 million increase in equity based compensation due to acceleration of vesting related to the departure of our former CEO.

Amortization of Intangibles

Amortization of intangibles decreased $3 million, or 2.7%, from $113 million for the 26-week period ended June 29, 2019 to $110 million for the 26-week period ended June 27, 2020. The decrease was the result of certain assets recorded at the Sponsor Acquisition that have since fully amortized.

Restructuring and Transition Charges

Restructuring and transition charges decreased $6 million, or 40.0%, from $15 million for the 26-week period ended June 29, 2019 to $9 million for the 26-week period ended June 27, 2020. The decrease in restructuring and transition charges was primarily attributable to a $6 million decrease in employee severance and benefits as a result of the winding down of a transformation-related headcount reduction initiatives in 2020 compared to 2019.

Operating Income

	26-Week Period Ended		Variance in
(in millions, except percentages)	June 29, 2019	June 27, 2020	Dollars	Percent
Operating income	$35	$200	$165	471.4%
Operating income margin	2.7%	14.3%

Operating income increased $165 million, from $35 million for the 26-week period ended June 29, 2019 to $200 million for the 26-week period ended June 27, 2020. The increase in operating income was primarily attributable to the reasons noted above.

Interest Expense and Other, Net

	26-Week Period Ended		Variance in
(in millions, except percentages)	June 29, 2019	June 27, 2020	Dollars	Percent
Interest expense and other, net	$(143)	$(150)	$(7)	(4.9)%

Interest expense and other, net increased $7 million, or 4.9%, from $143 million for the 26-week period ended June 29, 2019 to $150 million for the 26-week period ended June 27, 2020. The increase in interest expense and other, net was primarily attributable to the incremental borrowing issued under our 1st Lien credit facility in June 2019 in addition to the March 2020 borrowing under our revolving credit facility, partially offset by a decrease in LIBOR.

Provision for Income Tax Expense

	26-Week Period Ended		Variance in
(in millions, except percentages)	June 29, 2019	June 27, 2020	Dollars	Percent
Provision for income tax expense	$39	$13	$(26)	(66.7)%

Provision for income tax expense decreased $26 million, or 66.7%, from $39 million for the 26-week period ended June 29, 2019 to $13 million for the 26-week period ended June 27, 2020. The decrease in provision for income tax expense was primarily attributable to (i) a $12 million decrease in reserve for uncertain tax positions due to an election to treat one of our subsidiary entities as a corporation for U.S federal income tax purposes and (ii) an $8 million decrease due to outside basis differences.

Segment Operating Results

Consumer

	26-Week Period Ended		Variance in
(in millions, except percentages)	June 29, 2019	June 27, 2020	Dollars	Percent
Net revenue	$634	$737	$103	16.2%
Depreciation and amortization	140	136	(4)	(2.9)%
Operating income	127	201	74	58.3%
Operating income margin	20.0%	27.3%

Net revenue increased $103 million, or 16.2%, from $634 million for the 26-week period ended June 29, 2019 to $737 million for the 26-week period ended June 27, 2020. The increase in net revenue was primarily driven by a combination of (i) increases in ARPC, (ii) higher Core Direct to Consumer Customer subscriber base from prior year, combined with increases in TTM Dollar Based Retention - Core Direct to Consumer Customers, (iii) increased new subscribers from improvements in customer acquisition across channels combined with higher demand due to the accelerated shift to working from home as a result of the COVID-19 pandemic, and (iv) with additional contributions from growth in Mobile & Internet Service Provider channel including sales of TunnelBear.

Depreciation and amortization decreased $4 million, or 2.9%, from the 26-week period ended June 29, 2019 to the 26-week period ended June 27, 2020. The decrease is largely the result of certain assets recorded at the Sponsor Acquisition that have since fully amortized.

Operating income increased $74 million, or 58.3%, from $127 million for the 26-week period ended June 29, 2019 to $201 million for the 26-week period ended June 27, 2020. The increase in operating income was primarily attributable to (i) the consumer revenue increase discussed above and (ii) a $9 million decrease in external consulting costs related to strategic initiatives in 2019. These costs were partially offset by (i) a $14 million increase in product placement fees and marketing development funds under agreements with certain OEM partners primarily driven by increased PC shipments, (ii) an $8 million increase in general and administrative expense segment allocation consistent with the growth in consumer revenue, and (iii) a $9 million increase in revenue share expense resulting from increases in consumer billings and retention.

Enterprise

	26-Week Period Ended		Variance in
(in millions, except percentages)	June 29, 2019	June 27, 2020	Dollars	Percent
Net revenue	$657	$664	$7	1.1%
Depreciation and amortization	129	116	(13)	(10.1)%
Operating loss	(92)	(1)	91	98.9%
Operating loss margin	(14.0)%	(0.2)%

Net revenue increased $7 million, or 1.1%, from $657 million for the 26-week period ended June 29, 2019 to $664 million for the 26-week period ended June 27, 2020. The increase in net revenue was primarily attributable to a $23 million increase due to a reduced impact of purchase accounting adjustments primarily relating to the Sponsor Acquisition compared to prior period, partially offset by a $15 million decrease in enterprise revenue due to lower year on year billings over the prior 12 months.

Depreciation and amortization decreased $13 million or 10.1%, for the 26-week period ended June 29, 2019 and the 26-week period ended June 27, 2020. The decrease is largely the result of certain assets recorded at the Sponsor Acquisition that have since fully amortized.

Operating loss improved $91 million or 98.9%, from $92 million for the 26-week period ended June 29, 2019 to $1 million for the 26-week period ended June 27, 2020. The improvement in operating loss was primarily attributable to (i) the enterprise revenue increase discussed above, (ii) a $26 million decrease in sales and marketing costs due to lower headcount as a result of strategic and transformational initiatives in addition to decreased travel expenses related to the COVID-19 pandemic, (iii) a $19 million decrease in cost of sales primarily driven by lower hardware sales and a decrease in employee costs and travel due to lower headcount, (iv) the $13 million decrease in depreciation and amortization discussed above and (v) other decreases in expenses.

Comparison of Fiscal 2018 and 2019

Net Revenue

	Successor
	Fiscal Year Ended		Variance in
(in millions, except percentages)	December 29, 2018	December 28, 2019	Dollars	Percent
Net revenue	$2,409	$2,635	$226	9.4%

Net revenue increased $226 million, or 9.4%, from $2,409 million for fiscal 2018 to $2,635 million for fiscal 2019. The increase in net revenue was primarily attributable to (i) a $127 million increase in consumer revenue consistent with growth in consumer billings primarily driven by growth in the Core Direct to Consumer Customer subscriber base, increases in TTM Dollar Based Retention – Core Direct to Consumer Customers, increases in ARPC, and growth in Mobile & Internet Service Provider channel which is inclusive of the sales of TunnelBear, and (ii) a $109 million increase due to a reduced impact of purchase accounting adjustments primarily relating to the Sponsor Acquisition compared to prior period.

Cost of Sales

	Successor
	Fiscal Year Ended		Variance in
(in millions, except percentages)	December 29, 2018	December 28, 2019	Dollars	Percent
Cost of sales	$840	$843	$3	0.4%
Gross profit margin	65.1%	68.0%

Cost of sales increased $3 million, or 0.4%, from $840 million for fiscal 2018 to $843 million for fiscal 2019. The increase in cost of sales was primarily attributable to a $12 million increase in revenue share expense due to fair value adjustments to deferred revenue share in connection with purchase accounting primarily relating to the Sponsor Acquisition, partially offset by a $6 million decrease in amortization of technology assets as certain assets recorded at the Sponsor Acquisition that have since fully amortized.

Operating Expenses

	Successor
	Fiscal Year Ended		Variance in
(in millions, except percentages)	December 29, 2018	December 28, 2019	Dollars	Percent
Sales and marketing	$815	$770	$(45)	(5.5)%
Research and development	406	380	(26)	(6.4)%
General and administrative	253	272	19	7.5%
Amortization of intangibles	232	222	(10)	(4.3)%
Restructuring and transition charges	36	22	(14)	(38.9)%

Total	$1,742	$1,666	$(76)	(4.4)%

Sales and Marketing

Sales and marketing expense decreased $45 million, or 5.5%, from $815 million for fiscal 2018 to $770 million for fiscal 2019. The decrease in sales and marketing expense was primarily attributable to (i) a $33 million decrease in salaries and related expenses primarily due to a decrease in headcount as a result of our strategic initiatives and (ii) a $28 million decrease in product placement fees and marketing development funds under agreements with certain OEM partners primarily driven by lower PC shipments, changes in sales mix to models with lower shipment cost per unit, as well as an increase in the amount recorded as a reduction to revenue as consideration paid to a customer. The offsetting $16 million increase is due to a combination of other immaterial items.

Research and Development

Research and development expense decreased $26 million, or 6.4%, from $406 million for fiscal 2018 to $380 million for fiscal 2019. The decrease in research and development expense was primarily attributable to (i) an $11 million decrease in salaries and related expenses primarily due to a decrease in headcount as a result of strategic changes to the business and (ii) a $5 million decrease in cash in lieu of equity awards as these awards are not replaced as they vest. The remaining $10 million decrease is due to other immaterial items.

General and Administrative

General and administrative expense increased $19 million, or 7.5%, from $253 million for fiscal 2018 to $272 million for fiscal 2019. The increase in general and administrative expense was primarily attributable to (i) an $11 million net increase in professional services fees primarily related to certain strategic initiatives, certain fees and expenses related to this offering and (ii) an $8 million increase in facilities costs resulting from the execution of a new lease for our headquarters and acceleration of amortization of the right of use asset on our existing headquarters.

Amortization of Intangibles

Amortization of intangibles decreased $10 million, or 4.3%, from $232 million for fiscal 2018 to $222 million for fiscal 2019. The decrease was the result of certain assets recorded at the Sponsor Acquisition that have since fully amortized.

Restructuring and Transition Charges

Restructuring and transition charges decreased $14 million, or 38.9%, from $36 million for fiscal 2018 to $22 million for fiscal 2019. The decrease in restructuring and transition charges was primarily attributable to (i) a

$6 million decrease in employee severance and benefits as a result of the winding down of McAfee Acceleration Program (MAP) related headcount reduction initiatives in 2019 compared to 2018 and (ii) a $7 million decrease related to nonrecurring separation costs incurred in fiscal 2018 following the separation from Intel.

Operating Income (Loss)

	Successor
	Fiscal Year Ended		Variance in
(in millions, except percentages)	December 29, 2018	December 28, 2019	Dollars	Percent
Operating income (loss)	$(173)	$126	$299	N/A
Operating income (loss) margin	(7.2)%	4.8%

Operating loss improved $299 million, or 172.8%, from operating loss of $173 million for fiscal 2018 to operating income of $126 million for fiscal 2019. The improvement in operating loss to operating income was primarily attributable to (i) a$127 million increase in consumer revenue, (ii) a $109 million increase due to a reduced impact of purchase accounting adjustments primarily relating to the Sponsor Acquisition compared to prior period, (iii) a net $44 million decrease in salaries and related expenses primarily due to a decrease in headcount as a result of our strategic initiatives, and (iv) a $28 million decrease in product placement fees and marketing development funds under agreements with certain OEM partners primarily driven by lower PC shipments, changes in sales mix to models with lower shipment cost per unit, as well as an increase in the amount recorded as a reduction to revenue as consideration paid to a customer.

Interest Expense and Other, Net

	Successor
	Fiscal Year Ended		Variance in
(in millions, except percentages)	December 29, 2018	December 28, 2019	Dollars	Percent
Interest expense and other, net	$(307)	$(295)	$12	3.9%

Interest expense and other, net decreased $12 million or 3.9%, from $307 million for fiscal 2018 to $295 million for fiscal 2019. The decrease in interest expense and other, net was primarily attributable to the refinancing of certain of our indebtedness in fiscal 2018.

Provision for Income Tax Expense

	Successor
	Fiscal Year Ended		Variance in
(in millions, except percentages)	December 29, 2018	December 28, 2019	Dollars	Percent
Provision for income tax expense	$62	$87	$25	40.3%

Provision for income tax expense increased $25 million, or 40.3%, from $62 million for fiscal 2018 to $87 million for fiscal 2019. The increase in provision for income tax expense was primarily attributable to (i) a $15 million increase in reserve for uncertain tax positions and (ii) a $9 million increase in federal tax expense due to the impact of distributions through corporate subsidiaries.

Segment Operating Results

Consumer

	Successor
	Fiscal Year Ended		Variance in
(in millions, except percentages)	December 29, 2018	December 28, 2019	Dollars	Percent
Net revenue	$1,161	$1,303	$142	12.2%
Depreciation and amortization	283	278	(5)	(1.8)%
Operating income	107	277	170	158.9%
Operating income margin	9.2%	21.3%

Net revenue increased $142 million, or 12.2%, from $1,161 million for fiscal 2018 to $1,303 million for fiscal 2019. The increase in net revenue was primarily attributable to (i) a $127 million increase in consumer revenue consistent with growth in consumer billings primarily driven by growth in the Core Direct to Consumer Customer subscriber base, increases in TTM Dollar Based Retention – Core Direct to Consumer Customers, increases in ARPC, and growth in Mobile & Internet Service Provider channel which is inclusive of TunnelBear and (ii) a $30 million increase due to a reduced impact of purchase accounting adjustments primarily relating to the Sponsor Acquisition compared to prior period. These increases were partially offset by a $15 million decrease related release of revenue under reserve for a single customer in connection with such customer’s right under certain circumstances to claw-back revenue from us within twelve months of payment.

Depreciation and amortization decreased $5 million, or 1.8%, from $283 million for fiscal 2018 to $278 million for fiscal 2019. The decrease is largely the result of certain assets recorded at the Sponsor Acquisition that have since fully amortized.

Operating income increased $170 million from $107 million for fiscal 2018 to $277 million for fiscal 2019. The increase in operating income was primarily attributable to (i) the consumer revenue increase discussed above and (ii) a $28 million decrease in product placement fees under agreements with certain OEM partners primarily driven by lower PC shipments, changes in sales mix to models with lower shipment cost per unit.

Enterprise

	Successor
	Fiscal Year Ended		Variance in
(in millions, except percentages)	December 29, 2018	December 28, 2019	Dollars	Percent
Net revenue	$1,248	$1,332	$84	6.7%
Depreciation and amortization	260	258	(2)	(0.8)%
Operating loss	(280)	(151)	129	46.1%
Operating loss margin	(22.4)%	(11.3)%

Net revenue increased $84 million, or 6.7%, from $1,248 million for fiscal 2018 to $1,332 million for fiscal 2019. The increase in net revenue was primarily attributable to (i) a $79 million increase due to a reduced impact of purchase accounting adjustments primarily relating to the Sponsor Acquisition compared to prior period, and (ii) a $15 million increase in enterprise revenue driven by growth in our cloud security products due to our sales force integration efforts following our Skyhigh acquisition in the first quarter of fiscal 2018. These increases were partially offset by a $10 million decrease in revenue from certain legacy enterprise offerings.

Depreciation and amortization decreased $2 million, or 0.8%, from $260 million for fiscal 2018 to $258 million for fiscal 2018. The decrease is largely the result of certain assets recorded at the Sponsor Acquisition that have since fully amortized.

Operating loss improved $129 million, or 46.1%, from $280 million for fiscal 2018 to $151 million for fiscal 2019. The improvement in was primarily attributable to (i) the enterprise revenue increase discussed above and (ii) a $47 million decrease in operating expenses as a result of recent strategic and transformational initiatives, primarily from lower employee expenses from lower head count.

Comparison of the 2017 Predecessor and 2017 Successor Periods to Fiscal 2018

Net Revenue

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Net revenue	$586	$1,490	$2,409

Net revenue was $586 million for the 2017 Predecessor period and $1,490 million for the 2017 Successor period compared to $2,409 million for fiscal 2018. The increase in net revenue was primarily attributable to (i) a reduced impact of purchase accounting adjustments primarily relating to the Sponsor Acquisition which reduced revenue by $395 million in the 2017 Successor period compared to $151 million in fiscal 2018, (ii) an increase in consumer net revenue primarily driven by growth in the Core Direct to Consumer Customer subscriber base, increases in TTM Dollar Based Retention - Core Direct to Consumer Customers, increases in ARPC, and growth in Mobile & Internet Service Provider channel which is inclusive of TunnelBear, (iii) a $61 million increase in enterprise revenue in fiscal 2018 primarily driven by the 2018 Skyhigh acquisition that had no impact on the 2017 Predecessor or 2017 Successor periods, and (iv) a $15 million increase in net revenue for fiscal 2018 related to the release of revenue under reserve for a single customer in connection with such customer’s right under certain circumstances to claw-back revenue from us within twelve months of payment which had no impact to the 2017 Predecessor or 2017 Successor periods. These increases were partially offset by a $98 million reduction in net revenue for fiscal 2018 resulting from our adoption of ASC Topic 606 on December 31, 2017 which had no impact on the 2017 Predecessor or 2017 Successor periods.

For comparability between the 2017 Predecessor and 2017 Successor periods and fiscal 2018, we present net revenue for fiscal 2018 under ASC Topic 605 in the table below:

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Net revenue under ASC Topic 605	$586	$1,490	$2,507

Cost of Sales

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Cost of sales	$163	$542	$840
Gross profit margin	72.2%	63.6%	65.1%

Cost of sales was $163 million for the 2017 Predecessor period and $542 million for the 2017 Successor period compared to $840 million for fiscal 2018. The increase in cost of sales was primarily attributable to (i) an increase in revenue share expense due to reduced impact of fair value adjustments to deferred revenue share due to purchase accounting that reduced revenue share expense by $96 million in the 2017 Successor period compared to a reduction of $13 million in fiscal 2018, with no impact on the 2017 Predecessor period and (ii) an increase in amortization of acquired technology, which was $2 million in the 2017 Predecessor period and $172 million in the 2017 Successor period compared to $252 million in fiscal 2018 primarily as the result of the Sponsor Acquisition and the subsequent Skyhigh and TunnelBear acquisitions. These changes were partially offset by (i) a decrease in costs due to the elimination of higher cost allocations following the Sponsor Acquisition, and (ii) a decrease of $12 million in recognition of deferred costs of sales in fiscal 2018 due to the adoption of ASC Topic 606 that had no impact to the 2017 Predecessor or 2017 Successor period.

Operating Expenses

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Sales and marketing	$212	$584	$815
Research and development	127	323	406
General and administrative	51	157	253
Amortization of intangibles	40	167	232
Restructuring and transition charges	66	123	36

Total	$496	$1,354	$1,742

Sales and Marketing

Sales and marketing expense was $212 million for the 2017 Predecessor period and $584 million for the 2017 Successor period compared to $815 million for fiscal 2018. The increase in sales and marketing expense was primarily attributable to (i) changes in the terms of agreements with certain OEM partners that caused a shift in timing of recognition and classification of channel partner payments from cost of sales to sales and marketing, (ii) an increase in commissions due to reduced impact of purchase accounting adjustments to deferred costs that reduced commissions by $36 million in the 2017 Successor period compared to a reduction of $20 million in fiscal 2018 with no impact on the 2017 Predecessor period, and (iii) additional expenses incurred in connection with new marketing campaigns initiated in fiscal 2018. These changes were partially offset by (i) a $26 million decrease in expense in fiscal 2018 due to the adoption of ASC Topic 606 primarily driven by a decrease in deferred commission recognition as some commissions are recognized over the technology constrained customer life rather than the shorter contract period of the related revenue which had no impact in the 2017 Predecessor or Successor periods and (ii) a $7 million decrease in costs due to the elimination of higher cost allocations following the Sponsor Acquisition. In addition, in fiscal 2018 employee related expenses increased due to our Skyhigh acquisition which was partially offset by savings resulting from MAP.

Research and Development

Research and development expense was $127 million for the 2017 Predecessor period and $323 million for the 2017 Successor period compared to $406 million for fiscal 2018. The decrease in research and development expense was primarily attributable to a decrease of $17 million due to the elimination of higher cost allocations following the Sponsor Acquisition and a decrease in employee related expenses driven by decreased headcount in fiscal 2018 associated with MAP. The decreases are partially offset by an increase in equity-based compensation expense which was $8 million in the 2017 Predecessor period and $2 million in the 2017 Successor period compared to $13 million in fiscal 2018.

General and Administrative

General and administrative was $51 million for the 2017 Predecessor period and $157 million for the 2017 Successor period compared to $253 million for fiscal 2018. The increase in general and administrative expense was primarily attributable to (i) an increase primarily driven by employee retention expenses for cash and equity awards that were $3 million in the 2017 Predecessor period and $10 million in the 2017 Successor period compared to $36 million in fiscal 2018, (ii) an increase in transformation initiative expenses incurred in connection with transformation of the business following the Sponsor Acquisition, of which $8 million was in the 2017 Successor period compared to $27 million in fiscal 2018, (iii) an increase in employee costs that were $9 million in the 2017 Predecessor period and $73 million in the 2017 Successor period compared $94 million in fiscal 2018 driven by increased headcount related to the building of our back office functions post-Intel separation, and (iv) an increase in expenses of $6 million incurred in 2018 for the implementation of ASC Topic 606. These increases were partially offset by a $16 million decrease in costs due to the elimination of higher cost allocations following the Sponsor Acquisition.

Amortization of Intangibles

Amortization of intangibles was $40 million for the 2017 Predecessor period and $167 million for the 2017 Successor period compared to $232 million for fiscal 2018. The increase in amortization of intangibles was primarily attributable to (i) an increase of $7 million driven by the intangible assets from purchase accounting as a result of our Skyhigh and TunnelBear acquisitions in 2018 and (ii) an amortization of intangible assets recorded in purchase accounting in connection with the Sponsor Acquisition that was $167 million in the 2017 Successor period compared to $223 million in fiscal 2018. These increases were offset by the $40 million of amortization of intangibles in the 2017 Predecessor period.

Restructuring and Transition Charges

Restructuring and transition charges was $66 million for the 2017 Predecessor period and $123 million for the 2017 Successor period compared to $36 million for fiscal 2018. The decrease in restructuring and transition charges was primarily attributable to (i) a decrease related to costs of the separation from Intel of which $70 million were in the 2017 Predecessor period and $77 million were in the 2017 Successor period compared to $7 million in fiscal 2018 and (ii) a decrease in facilities and employee restructuring expenses driven by MAP following the Sponsor Acquisition, which were $46 million in the 2017 Successor period compared to $29 million in fiscal 2018.

Operating Loss

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Operating loss	$(73)	$(406)	$(173)
Operating loss margin	(12.5)%	(27.2)%	(7.2)%

Operating loss was $73 million for the 2017 Predecessor period and $406 million for the 2017 Successor period compared to $173 million for fiscal 2018. The improvement in operating loss was primarily attributable to (i) a reduced impact of purchase accounting adjustments primarily relating to the Sponsor Acquisition which reduced revenue by $395 million in the 2017 Successor period compared $151 million in fiscal 2018, (ii) an increase in consumer net revenue primarily driven by growth in the Core Direct to Consumer Customer subscriber base, increases in TTM Dollar Based Retention - Core Direct to Consumer Customres, increases in ARPC, and growth in Mobile & Internet Service Provider channel which is inclusive of TunnelBear, (iii) a $61 million increase in enterprise revenue in fiscal 2018 primarily driven by the 2018 Skyhigh acquisition that had no impact on the 2017 Predecessor or 2017 Successor periods, (iv) a decrease related to costs of the separation from Intel of which $70 million were in the 2017 Predecessor period and $77 million were in the 2017 Successor period compared to $7 million in fiscal 2018 and (v) a decrease in facilities and employee restructuring expenses driven by MAP which was $46 million in the 2017 Successor period compared to $29 million in fiscal 2018. These items were partially offset by (i) a $98 million reduction in net revenue for fiscal 2018 resulting from our adoption of ASC Topic 606 on December 31, 2017, which had no impact on 2017 Predecessor or 2017 Successor periods, (ii) an increase in revenue share expense due to reduced impact of fair value adjustments to deferred revenue share due to purchase accounting that reduced revenue share expense by $96 million in the 2017 Successor period compared to a reduction of $13 million in fiscal 2018, with no impact on the 2017 Predecessor period and (iii) an increase in amortization of acquired technology, primarily as the result of the Sponsor Acquisition and the subsequent Skyhigh and TunnelBear acquisitions. Improvements in the operating loss driven by higher allocations in the Predecessor period were largely offset by increases in costs relating to transformation initiatives and amortization of intangibles in the Successor periods.

For comparability between the 2017 Predecessor and 2017 Successor periods and fiscal 2018, we present operating loss for fiscal 2018 under ASC Topic 605 in the table below:

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Operating loss under ASC Topic 605	$(73)	$(406)	$(113)
Operating loss margin under ASC Topic 605	(12.5)%	(27.2)%	(4.5)%

Interest Expense and Other, Net

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Interest expense and other, net	$(1)	$(159)	$(307)

Interest expense and other, net was $1 million for the Predecessor period and $159 million for the 2017 Successor period compared to 2017 to $307 million for fiscal 2018. The increase in interest expense and other, net was primarily attributable to (i) $309 million for a full year of interest in fiscal 2018 on the $3.7 billion in debt issued in September 2017 in connection with re-capitalizing the business post separation from Intel and (ii) interest on the $504 million in debt issued in January 2018 in connection with our Skyhigh acquisition, partially offset by (i) the $90 million of interest of debt to members that was outstanding for a portion of the 2017 Successor period in connection with the Sponsor Acquisition and (ii) the $64 million of interest on the debt issued in September 2017 incurred in the 2017 Successor period.

Provision for Income Tax Expense

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Provision for income tax expense	$8	$33	$62

Provision for income tax expense was $8 million for the 2017 Predecessor period and $33 million for the 2017 Successor period compared to $62 million for fiscal 2018. The increase in provision for income tax expense was primarily attributable to an increase in foreign withholding tax and income tax, and an increase in U.S. and state tax expense.

Segment Operating Results

Change in Allocation of Costs to Segments

Prior to fiscal 2018, we allocated shared expenses of our administrative functions, including finance, accounting, human resources, legal, operations, information technology and facilities to our reportable segments using a head count ratio of directly attributable employees. Effective fiscal 2018, the allocation metrics were changed to be based on direct identification for segment specific sites and analysis for each shared function using drivers, including surveyed time, head count or revenue mix from each segment. The change in allocation resulted in higher costs allocated to the Consumer segment and lower costs allocated to the Enterprise segment in fiscal 2018 when compared to prior periods.

Consumer

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Net revenue	$258	$630	$1,161
Depreciation and amortization	18	213	283
Operating income (loss)	47	(47)	107
Operating income (loss) margin	18.2%	(7.5)%	9.2%

Net revenue was $258 million for the 2017 Predecessor period and $630 million for the 2017 Successor period compared to $1,161 million for fiscal 2018. The increase in net revenue was primarily attributable to (i) a reduced impact of purchase accounting adjustments primarily relating to the Sponsor Acquisition which reduced revenue by $181 million in the 2017 Successor period compared to a reduction of $31 million in fiscal 2018 with no impact to the 2017 Predecessor period, (ii) an increase in consumer net revenue primarily driven by growth in the Core Direct to Consumer Customer subscriber base, increases in TTM Dollar Based Retention - Core Direct to Consumer Customres, increases in ARPC, and growth in Mobile & Internet Service Provider channel which is inclusive of TunnelBear, and (iii) a $15 million increase in net revenue for fiscal 2018 related to the release of revenue under reserve for a single customer in connection with such customer’s right under certain circumstances to claw-back revenue from us within twelve months of payment which had no impact to the 2017 Predecessor or 2017 Successor periods. The adoption of ASC Topic 606 had minimal impact to the Consumer segment.

Depreciation and amortization was $18 million for the 2017 Predecessor period and $213 million for the 2017 Successor period compared to $283 million for fiscal 2018. The increase in depreciation and amortization was primarily attributable to an increase of $2 million driven by the amortization of intangible assets from purchase accounting as a result of our TunnelBear acquisition in 2018 and (ii) an increase in amortization driven by intangible assets recorded in purchase accounting due to the Sponsor Acquisition which was $193 million in the 2017 Successor period compared to $258 million in fiscal 2018. These increases were offset by the $15 million of amortization of intangibles in the 2017 Predecessor period.

Operating income (loss) was $47 million for the 2017 Predecessor period and $(47) million for the 2017 Successor period compared to $107 million for fiscal 2018. The change in operating income (loss) was primarily attributable to (i) the increase in consumer revenue discussed above, (ii) a decrease in restructuring costs associated with MAP actions and transition costs after our separation from Intel which were $17 million in the

2017 Predecessor period and $35 million in the 2017 Successor period compared to $7 million in fiscal 2018. These amounts were partially offset by (i) an increase in revenue share expense due to reduced impact of fair value adjustments to deferred revenue share due to purchase accounting that reduced revenue share expense by $96 million in the 2017 Successor period compared to a reduction of $13 million in fiscal 2018, with no impact on the 2017 Predecessor period and (ii) the change in depreciation and amortization discussed above, (iii) a $39 million increase in general and administrative costs for fiscal 2018 as a result of changes in the allocation methodology of costs shared between the segments beginning in fiscal 2018, (iv) changes in the terms of agreements with certain OEM partners that caused a shift in timing of recognition and classification of channel partner payments from cost of sales to sales and marketing. The increase in costs due to transformation initiatives and driven by our Tunnelbear acquisition in the Successor periods was offset against decrease in costs in 2018 resulting from MAP and higher cost allocations in the 2017 Predecessor period.

Enterprise

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Net revenue	$328	$860	$1,248
Depreciation and amortization	42	173	260
Operating loss	(120)	(359)	(280)
Operating loss margin	(36.6)%	(41.7)%	(22.4)%

Net revenue was $328 million for the 2017 Predecessor period and $860 million for the 2017 Successor period compared to $1,248 million for fiscal 2018. The increase in net revenue was primarily attributable to (i) a reduced impact of purchase accounting adjustments primarily relating to the Sponsor Acquisition which reduced revenue by $214 million in the 2017 Successor period compared $120 million in fiscal 2018, and (ii) a $61 million increase in enterprise revenue in fiscal 2018 primarily driven by the 2018 Skyhigh acquisition that had no impact to the 2017 Predecessor or 2017 Successor periods, partially offset by a $98 million reduction in net revenue for fiscal 2018 resulting from our adoption of ASC Topic 606 on December 31, 2017 which had no impact on the 2017 Predecessor or 2017 Successor periods.

Depreciation and amortization was $42 million for the 2017 Predecessor period and $173 million for the 2017 Successor period compared to $260 million for fiscal 2018. The increase in depreciation and amortization was primarily attributable to (i) an increase in amortization driven by intangible assets recorded in purchase accounting due to the Sponsor Acquisition which was $146 million in the 2017 Successor period compared to $206 million in fiscal 2018, and (ii) an increase of $16 million driven by the intangible assets of our 2018 Skyhigh acquisition. These increases were offset by the $27 million of amortization of intangibles in the 2017 Predecessor period.

Operating loss was $120 million for the 2017 Predecessor period and $359 million for the 2017 Successor period compared to $280 million for fiscal 2018. The improvement in operating loss was primarily attributable to (i) a decrease in restructuring costs associated with MAP actions and transition costs after our separation from Intel which were $49 million in the 2017 Predecessor period and $88 million in the 2017 Successor period compared to $29 million in fiscal 2018, (ii) the enterprise revenue increase discussed above, (iii) a $39 million decrease in general and administrative costs as a result of changes in the allocation methodology of costs shared between the segments in 2018, (iv) a decrease in employee related expenses driven by decreased headcount associated with MAP, (v) a $26 million decrease in expense in fiscal 2018 due to the adoption of ASC Topic 606 primarily driven by a decrease in deferred commission recognition as some commissions are recognized over the technology constrained customer life rather than the shorter contract period of the related revenue which had no impact on the 2017 Predecessor or Successor periods, (vi) a decrease of $12 million in recognition of deferred costs of sales in fiscal 2018 due to the adoption of ASC Topic 606 which had no impact to the 2017 Predecessor or 2017 Successor periods, and (vii) a decrease in costs due to the elimination of higher cost allocations following the Sponsor Acquisition. These increases were partially offset by (i) the increase in depreciation and amortization discussed above, (ii) an increase of $27 million of employee retention expenses associated with our 2018 Skyhigh acquisition, (iii) an increase in commissions due to reduced impact of purchase accounting adjustments to deferred costs that reduced commissions expense by $36 million in the 2017 Successor period compared to a reduction of $20 million in fiscal 2018 with no impact on the 2017 Predecessor period, and (iv) increases in costs associated with transformation initiatives in the Successor periods and additional Skyhigh operating expenses incurred following the 2018 Skyhigh Acquisition.

For comparability between the 2017 Predecessor and 2017 Successor periods and fiscal 2018, we present net revenue and operating loss of the Enterprise segment for fiscal 2018 under ASC Topic 605 in the table below:

	Predecessor	Successor	Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended
(in millions, except percentages)			December 29, 2018
Net revenue under ASC Topic 605	328	860	1,346
Operating loss under ASC Topic 605	(120)	(359)	(220)
Operating loss margin under ASC Topic 605	(36.6)%	(41.7)%	(16.3)%

Quarterly Results of Operations and Other Financial and Operations Data

The following tables set forth selected unaudited quarterly results of operations and other financial and operations data for each of the eight 13-week periods presented below, as well as the percentage that each line item represents of net revenue. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our consolidated results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. These quarterly operating results are not necessarily indicative of our operating results for any future period.

Consolidated Statements of Operations (in millions, unaudited)	13-Week Period Ended
	September 29, 2018	December 29, 2018	March 30, 2019	June 29, 2019	September 28, 2019	December 28, 2019	March 28, 2020	June 27, 2020
Net revenue	$613	$651	$637	$654	$662	$682	$685	$716
Cost of sales	211	209	214	215	203	211	204	206

Gross profit	402	442	423	439	459	471	481	510
Operating expenses:
Sales and marketing	196	217	193	190	184	203	174	174
Research and development	99	93	94	99	96	91	94	92
General and administrative	57	62	59	64	72	77	78	60
Amortization of intangibles	59	58	58	55	55	54	55	55
Restructuring and transition charges	4	1	12	3	(1)	8	9	—

Total operating expenses	415	431	416	411	406	433	410	381

Operating income (loss)	(13)	11	7	28	53	38	71	129
Interest expense and other, net	(77)	(77)	(70)	(73)	(76)	(76)	(75)	(75)
Foreign exchange gain (loss), net	(1)	11	13	(12)	43	(24)	11	(17)

Income (loss) before income taxes	(91)	(55)	(50)	(57)	20	(62)	7	37
Provision for income tax expense	13	14	17	22	29	19	(2)	15

Net income (loss)	$(104)	$(69)	$(67)	$(79)	$(9)	$(81)	$9	$22

Consolidated Statements of Operations, as a percentage of net revenue	13-Week Period Ended
	September 29, 2018	December 29, 2018	March 30, 2019	June 29, 2019	September 28, 2019	December 28, 2019	March 28, 2020	June 27, 2020
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	34.4%	32.1%	33.6%	32.9%	30.7%	30.9%	29.8%	28.8%
Gross profit	65.6%	67.9%	66.4%	67.1%	69.3%	69.1%	70.2%	71.2%
Operating expenses:
Sales and marketing	32.0%	33.3%	30.3%	29.1%	27.8%	29.8%	25.4%	24.3%
Research and development	16.2%	14.3%	14.8%	15.1%	14.5%	13.3%	13.7%	12.8%
General and administrative	9.3%	9.5%	9.3%	9.8%	10.9%	11.3%	11.4%	8.4%
Amortization of intangibles	9.6%	8.9%	9.1%	8.4%	8.3%	7.9%	8.0%	7.7%
Restructuring and transition charges	0.7%	0.2%	1.9%	0.5%	(0.2)%	1.2%	1.3%	—%
Total operating expenses	67.7%	66.2%	65.3%	62.8%	61.3%	63.5%	59.9%	53.2%
Operating income (loss)	(2.1)%	1.7%	1.1%	4.3%	8.0%	5.6%	10.4%	18.0%
Interest expense and other, net	(12.6)%	(11.8)%	(11.0)%	(11.2)%	(11.5)%	(11.1)%	(10.9)%	(10.5)%
Foreign exchange gain (loss), net	(0.2)%	1.7%	2.0%	(1.8)%	6.5%	(3.5)%	1.6%	(2.4)%
Income (loss) before income taxes	(14.8)%	(8.4)%	(7.8)%	(8.7)%	3.0%	(9.1)%	1.0%	5.2%
Provision for income tax expense (benefit)	2.1%	2.2%	2.7%	3.4%	4.4%	2.8%	(0.3)%	2.1%
Net income (loss)	(17.0)%	(10.6)%	(10.5)%	(12.1)%	(1.4)%	(11.9)%	1.3%	3.1%

The following tables present non-GAAP financial measures for each of the eight 13-week periods presented below. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. See “Selected Consolidated and Combined Financial Data—Non-GAAP Financial Measures” and “Selected Consolidated and Combined Financial Data—Reconciliation of Non-GAAP Financial Measures” for a description of the non-GAAP measures and the adjustments to reconcile to GAAP.

	13-Week Period Ended
(in millions, except percentages)	September 29, 2018	December 29, 2018	March 30, 2019	June 29, 2019	September 28, 2019	December 28, 2019	March 28, 2020	June 27, 2020
Net revenue	$613	$651	$637	$654	$662	$682	$685	$716
Billings	653	796	649	654	671	846	667	707
Net income (loss)	$(104)	$(69)	$(67)	$(79)	$(9)	$(81)	$9	$22
Net income (loss) margin	(17.0)%	(10.6)%	(10.5)%	(12.1)%	(1.4)%	(11.9)%	1.3%	3.1%
Adjusted operating income	$142	$160	$169	$172	$195	$197	$229	$249
Adjusted operating income margin	23.2%	24.6%	26.5%	26.3%	29.5%	28.9%	33.4%	34.8%
Adjusted EBITDA	$157	$176	$185	$188	$210	$216	$245	$262
Adjusted EBITDA margin	25.6%	27.0%	29.0%	28.7%	31.7%	31.7%	35.8%	36.6%
Adjusted net income (loss)	$53	$82	$97	$66	$149	$84	$158	$145
Adjusted net income (loss) margin	8.6%	12.6%	15.2%	10.1%	22.5%	12.3%	23.1%	20.3%
Net cash provided by (used in) operating activities	$85	$199	$95	$1	$189	$211	$171	$117
Net cash provided by (used in) investing activities	(14)	(15)	(15)	(9)	(18)	(21)	(21)	(12)
Net cash provided by (used in) financing activities	(11)	(17)	(344)	(63)	(62)	(265)	239	(401)
Free cash flow	71	184	80	(6)	171	190	150	110

	13-Week Period Ended

(in millions)	September 29, 2018	December 29, 2018	March 30, 2019	June 29, 2019	September 28, 2019	December 28, 2019	March 28, 2020	June 27, 2020
Net revenue	$613	$651	$637	$654	$662	$682	$685	$716
Add: Deferred revenue, end of period	1,962	2,107	2,119	2,119	2,128	2,292	2,274	2,265
Less: Deferred revenue, beginning of period	(1,922)	(1,962)	(2,107)	(2,119)	(2,119)	(2,128)	(2,292)	(2,274)

Billings	$653	$796	$649	$654	$671	$846	$667	$707

	13-Week Period Ended

(in millions, except percentages)	September 29, 2018	December 29, 2018	March 30, 2019	June 29, 2019	September 28, 2019	December 28, 2019	March 28, 2020	June 27, 2020
Net income (loss)	$(104)	$(69)	$(67)	$(79)	$(9)	$(81)	$9	$22
Add: Amortization	121	122	121	116	116	117	116	107
Add: Equity-based compensation	6	6	6	6	7	6	15	4
Add: Cash in lieu of equity awards(1)	8	6	5	6	4	4	3	2
Add: Acquisition and integration costs(2)	6	6	6	6	6	5	2	2
Add: Restructuring and transition(3)	4	1	12	3	(1)	8	9	—
Add: Management fees(4)	2	2	2	2	2	2	2	2
Add: Implementation costs of adopting ASC Topic 606	1	3	3	1	—	—	—	—
Add: Transformation initiatives(5)	7	3	7	4	8	14	8	2
Add: Executive severance(6)	—	—	—	—	—	3	3	1
Add: Interest expense and other, net	77	77	70	73	76	76	75	75
Add: Provision for income tax expense	13	14	17	22	29	19	(2)	15
Add: Foreign exchange loss (gain), net	1	(11)	(13)	12	(43)	24	(11)	17

Adjusted operating income	142	160	169	172	195	197	229	249
Add: Depreciation	15	16	16	16	15	19	16	13

Adjusted EBITDA	$157	$176	$185	$188	$210	$216	$245	$262

Net Revenue	$613	$651	$637	$654	$662	$682	$685	$716
Net income (loss) margin	(17.0)%	(10.6)%	(10.5)%	(12.1)%	(1.4)%	(11.9)%	1.3%	3.1%
Adjusted operating income margin	23.2%	24.6%	26.5%	26.3%	29.5%	28.9%	33.4%	34.8%
Adjusted EBITDA margin	25.6%	27.0%	29.0%	28.7%	31.7%	31.7%	35.8%	36.6%

(1)

As a result of the Sponsor Acquisition, cash awards were provided to certain employees who held Intel equity awards in lieu of equity in Foundation Technology Worldwide LLC. In addition, as a result of the Skyhigh acquisition, cash awards were provided to certain employees who held Skyhigh equity awards in lieu of equity in Foundation Technology Worldwide LLC and vest over multiple periods based on employee service requirements. As these rollover awards reflect one-time grants to former employees of the Predecessor Business and Skyhigh Networks in connection with these transactions, and the Company does not have a comparable cash-based compensation plan or program in existence, we believe this expense is not reflective of our ongoing results.

(2)

Represents both direct and incremental costs in connection with business acquisitions, including acquisition consideration structured as cash retention, third party professional fees, and other integration costs.

(3)

Represents both direct and incremental costs associated with our separation from Intel, including standing up our back office and costs to execute strategic restructuring events, including third-party professional fees and services, transition services provided by Intel, severance, and facility restructuring costs.

(4)

Represents management fees paid to certain affiliates of our Sponsors and Intel pursuant to the Management Services Agreement. The Management Services Agreement will terminate in connection with this offering and we will be required to pay a one-time fee of $                to such parties.

(5)

Represents costs incurred in connection with transformation of the business post-Intel separation. Also includes the cost of workforce restructurings involving both eliminations of positions and relocations to lower cost locations in connection with MAP and other transformational initiatives, strategic initiatives to improve customer retention, activation to pay and cost synergies, inclusive of duplicative run rate costs related to facilities and data center rationalization.

(6)	Represents severance to be paid for executive terminations not associated with a strategic restructuring event.

	13-Week Period Ended
(in millions, except percentages)	September 29, 2018	December 29, 2018	March 30, 2019	June 29, 2019	September 28, 2019	December 28, 2019	March 28, 2020	June 27, 2020
Net income (loss)	$(104)	$(69)	$(67)	$(79)	$(9)	$(81)	$9	$22
Add: Amortization of debt discount and issuance costs	4	5	3	5	5	4	5	4
Add: Amortization	121	122	121	116	116	117	116	107
Add: Equity-based compensation	6	6	6	6	7	6	15	4
Add: Cash in lieu of equity awards(1)	8	6	5	6	4	4	3	2
Add: Acquisition and integration costs(2)	6	6	6	6	6	5	2	2
Add: Restructuring and transition(3)	4	1	12	3	(1)	8	9	—
Add: Management fees(4)	2	2	2	2	2	2	2	2
Add: Implementation costs of adopting ASC Topic 606	1	3	3	1	—	—	—	—
Add: Transformation initiatives(5)	7	3	7	4	8	14	8	2
Add: Executive severance(6)	—	—	—	—	—	3	3	1
Less: Adjustment to provision for income taxes(7)	(2)	(3)	(1)	(4)	11	2	(14)	(1)

Adjusted net income (loss)	$53	$82	$97	$66	$149	$84	$158	$145

Net Revenue	$613	$651	$637	$654	$662	$682	$685	$716
Net income (loss) margin	(17.0)%	(10.6)%	(10.5)%	(12.1)%	(1.4)%	(11.9)%	1.3%	3.1%
Adjusted net income (loss) margin	8.6%	12.6%	15.2%	10.1%	22.5%	12.3%	23.1%	20.3%

(7)

Represents the tax impact of all of the above adjustments, as well as excluding the non-recurring tax benefits and expenses related to changes resulting from tax legislation, the assessment or resolution of tax audits or other significant events.

	13-Week Period Ended
(in millions, except percentages)	September 29, 2018	December 29, 2018	March 30, 2019	June 29, 2019	September 28, 2019	December 28, 2019	March 28, 2020	June 27, 2020
Net cash provided by (used in) operating activities	$85	$199	$95	$1	$189	$211	$171	$117
Less: Capital expenditures(1)	(14)	(15)	(15)	(7)	(18)	(21)	(21)	(7)

Free cash flow	$71	$184	$80	$(6)	$171	$190	$150	$110

(1)	Capital expenditures includes payments for property and equipment and capitalized labor costs incurred in connection with certain software development activities.

Seasonality

While portions of our business are impacted by seasonality, the net impact of seasonality on our combined business is limited. Software license and maintenance orders are generally higher in our third and fourth quarters and lower in our first and second quarters. A significant decline in license and maintenance orders is typical in the first quarter of our year as compared to license and maintenance orders in the fourth quarter of the prior year. In addition, we generally receive a higher volume of software license and maintenance orders in the last month of a quarter, with orders concentrated in the later part of that month. We believe that this seasonality primarily reflects customer spending patterns and budget cycles, as well as the impact of compensation incentive plans for our sales personnel. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because revenue is not recognized until an order is shipped or services are performed and other revenue recognition criteria are met and a large portion of our in period revenues are recognized ratably from our deferred revenue balance. Consumer orders are generally higher in the first and fourth quarters and lower in the second and third quarters. A significant number of orders in the fourth quarter is reflective of historically higher holiday sales of PC computers leading to higher subscriptions in the fourth quarter as well as in the first quarter due to lag from computer purchase to paid subscription of our products. This seasonal effect is present both in new subscriptions as well as in the renewal of prior year subscriptions due in those quarters.

Liquidity and Capital Resources

McAfee Corp. is a holding company with no operations of our own and, as such, we will depend on our subsidiaries for cash to fund all of our operations and expenses. We will depend on the payment of distributions by our current and future subsidiaries, including Foundation Technology Worldwide LLC. The terms of the agreements governing our senior secured credit facilities contain certain negative covenants prohibiting certain of our subsidiaries from making cash dividends or distributions to us or to Foundation Technology Worldwide LLC unless certain financial tests are met. For a discussion of those restrictions, see “—Senior Secured Credit Facilities” below and “Risk Factors—Risks Related to Our Indebtedness—Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.” We currently anticipate that such restrictions will not impact our ability to meet our cash obligations.

Sources of Liquidity

As of June 27, 2020, we had cash and cash equivalents of $257 million. Our primary source of cash for funding operations and growth has been through cash flows generated from operating activities. In addition, we have funded certain acquisitions, distributions to members, and to a lesser extent, capital expenditures and our operations, through borrowings under the Senior Secured Credit Facilities, primarily in the form of long-term debt obligations. As of June 27, 2020, we had $496 million of additional unused borrowing capacity under our Revolving Credit Facility.

We believe that our existing cash on hand, expected future cash flows from operating activities, and additional borrowings available under our credit facilities will provide sufficient resources to fund our operating requirements as well as future capital expenditures, debt service requirements, and investments in future growth for at least the next twelve months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition may be adversely affected.

Senior Secured Credit Facilities

On September 29, 2017, McAfee, LLC entered into senior secured credit facilities (the “First Lien Credit Facilities”), which consisted of a U.S. dollar-denominated term loan tranche of $2,555 million (the “First Lien USD Term Loan”), a Euro-denominated term loan tranche of €507 million (the “First Lien EUR Term Loan”, and together with the First Lien USD Term Loan, the “First Lien Term Loans”), and a $500 million revolving credit facility (the “Revolving Credit Facility”). The First Lien Credit Facilities were amended: (x) on January 3, 2018 to increase the amount of the First Lien USD Term Loan by $324 million and the First Lien EUR Term Loan by €150 million; (y) on November 1, 2018 to make changes to the pricing terms and to increase the amount of the First Lien EUR Term Loan by €90 million to reduce the First Lien USD Term Loan by $50 million and prepay $50 million of the Second Lien Term Loan (as defined below); and (z) on June 13, 2019 to increase the amount of the First Lien USD Term Loan by $300 million and the First Lien EUR Term Loan by €355 million. As a result of the amendments, the First Lien Credit Facilities as of June 27, 2020 consisted of the First Lien USD Term Loan of $3,048 million, the First Lien EUR Term Loan of €1,078 million and the Revolving Credit Facility of $500 million. The Revolving Credit Facility includes a $50 million sublimit for the issuance of letters of credit.

In addition, on September 29, 2017, McAfee, LLC entered into a second lien credit facility (the “Second Lien Credit Facility”, and, together with the First Lien Credit Facilities, the “Senior Secured Credit Facilities”), which, as of June 27, 2020, consisted of a U.S. dollar-denominated term loan tranche of $525 million (the “Second Lien Term Loan”), which does not reflect the repayment of approximately $                 million of the Second Lien Term Loan using the proceeds from this offering.

The commitments under the Revolving Credit Facility will mature on September 29, 2022, and the First Lien Term Loans will mature on September 29, 2024. The Second Lien Term Loan will mature on September 29, 2025.

As of June 27, 2020, our total outstanding indebtedness under the Credit Facilities was $4,781 million.

First Lien Credit Facilities

The First Lien Term Loans require equal quarterly repayments equal to 0.25% of the total amount borrowed.

The borrowings under the Revolving Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. The applicable margins for Eurodollar rate and base rate borrowings are subject to reductions to 3.50% and 3.25% and 2.50% and 2.25%, respectively, based on our first lien net leverage ratio. The Eurodollar rate applicable to the Revolving Credit Facility is subject to a “floor” of 0.0%. We are required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility.

The borrowings under the First Lien USD Term Loan bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. The borrowings under the First Lien EUR Term Loan bear interest at a floating rate which is a EURIBOR rate for a specified interest period plus an applicable margin of 3.50%. The Eurodollar rate and EURIBOR rate applicable to the First Lien Term Loans and the Revolving Credit Facility are subject to a “floor” of 0.0%.

In addition, the terms of the First Lien Credit Facilities include a financial covenant which requires that, at the end of each fiscal quarter, for so long as the aggregate principal amount of borrowings under the Revolving Credit Facility exceeds 35% of the aggregate commitments under the Revolving Credit Facility, our first lien net leverage ratio cannot exceed 6.30 to 1.00. A breach of this financial covenant will not result in a default or event of default under the First Lien Term Loans unless and until the lenders under the Revolving Credit Facility have terminated the commitments under the Revolving Credit Facility and declared the borrowings under the Revolving Credit Facility due and payable.

Our first lien net leverage ratio was 3.6 as of June 27, 2020. For the 26-week period ended June 27, 2020, the weighted average interest rate was 4.9% under the First Lien USD Term Loan and 3.5% under the First Lien EUR Term Loan. As of June 27, 2020, we had a total of $496 million of available borrowings under the Revolving Credit Facility, of which we had no borrowing outstanding. On the amount available for borrowing, we paid a commitment fee of 0.5%.

Second Lien Credit Facility

The borrowings under the Second Lien Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 8.50% or (2) a base rate plus an applicable margin of 7.50%. The Eurodollar rate applicable to the Second Lien Credit Facility is subject to a “floor” of 1.0%.

As of June 27, 2020, the weighted average interest rate under the Second Lien Credit Facility was 9.8%.

Tax Receivable Agreement

The contribution by certain Continuing Owners to McAfee Corp. of certain corporate entities in connection with this offering (including the Reorganization Transactions) and future exchanges of LLC Units for cash or, at our option, shares of our Class A common stock are expected to produce or otherwise deliver to us favorable tax attributes that can reduce our taxable income. Upon the completion of this offering, we will be a party to a tax receivable agreement, under which generally we will be required to pay the TRA Beneficiaries     % of the applicable cash savings, if any, in U.S. federal, state, and local income tax that we actually realize or, in certain circumstances, are deemed to realize as a result of (i) all or a portion of McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) acquired in connection with the Reorganization Transactions, (ii) increases in McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) and tax basis adjustments in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) as a result of sales or exchanges of LLC Units after this offering, (iii) certain tax attributes of the corporations McAfee Corp. acquires in connection with the Reorganization Transactions (including their allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries)), and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We generally will retain the benefit of the remaining     % of the applicable tax savings. The payment obligations

under the tax receivable agreement are obligations of McAfee Corp., and we expect that the payments we will be required to make under the tax receivable agreement will be substantial. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Tax Receivable Agreements.”

Consolidated Statements of Cash Flows

Our cash flows for the 2017 Predecessor period, 2017 Successor period, fiscal 2018, fiscal 2019 and the 26-week period ended June 29, 2019 and June 27, 2020 were:

	Predecessor	Successor	Successor		Successor
	Period from January 1 to April 3, 2017	Period from April 4 to December 30, 2017	Fiscal Year Ended		26-Week Period Ended
(in millions)			December 29, 2018	December 28, 2019	June 29, 2019	June 27, 2020
Net cash provided by (used in) operating activities	$(65)	$316	$319	$496	$96	$288
Net cash provided by (used in) investing activities	(10)	(39)	(677)	(63)	(24)	(33)
Net cash provided by (used in) financing activities	(23)	87	459	(734)	(407)	(162)
Net increase (decrease) in cash and cash equivalents	(95)	371	97	(301)	(335)	90

Operating Activities

For the 2017 Predecessor period, net cash used in operating activities was $65 million, as a result of a net loss of $79 million, adjusted for non-cash charges of $70 million and net cash outflow of $56 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $60 million of depreciation and amortization and $23 million of equity-based compensation. The cash inflow from changes in operating assets and liabilities was due to a $93 million decrease in accounts receivable, net, due to seasonality in higher fourth quarter billings collected in the first quarter and a $130 million decrease in other liabilities. The decrease in other liabilities is driven by primarily from (i) the payment of annual bonus, (ii) payment larger year-end commissions, and (iii) payment of fees under our OEM agreements due to seasonality in PC shipments and holiday sales.

For the 2017 Successor period, net cash provided by operating activities was $316 million, as a result of a net loss of $607 million, adjusted for non-cash charges of $406 million and net cash inflow of $517 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $386 million of depreciation and amortization. The cash inflow from changes in operating assets and liabilities was due to (i) a $502 million increase in deferred revenue due to purchase accounting at the time of the Sponsor Acquisition in addition to an increase in billings in 2017, (ii) a $132 million increase in other liabilities primarily driven by employee liabilities for commissions, annual bonus amounts, cash in lieu of equity awards and related taxes that were paid in 2018, (iii) a $55 million increase in accounts payable and other current liabilities due to the timing of payments to vendors subsequent to the separation from Intel, and (iv) a $37 million decrease in other assets primarily driven by amounts received from Intel under the terms of the Sponsor Acquisition related to reimbursed separation costs and cash in lieu of equity awards payments due to employees offset by (i) an $85 million increase in accounts receivable caused by seasonality of higher fourth quarter billings when compared to first quarter billings and (ii) a $124 million increase in deferred costs caused by increasing balances subsequent to purchase accounting at the time of the Sponsor Acquisition.

For fiscal 2018, net cash provided by operating activities was $319 million, as a result of a net loss of $512 million, adjusted for non-cash charges of $568 million and net cash inflow of $263 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $543 million in depreciation and amortization and $28 million in equity-based compensation. The net cash inflow from changes in operating assets and liabilities was primarily due to (i) a $309 million increase in deferred revenue due to an increase in billings as well as increasing balances subsequent to purchase accounting at the time of the Sponsor Acquisition, and (ii) a $29 million decrease in accounts receivable resulting from collections exceeding billings for the period, partially offset by a $54 million increase in other assets and a $26 million increase in current deferred costs, both primarily resulting from adoption of ASC Topic 606 and increasing balances subsequent to purchase accounting at the time of the Sponsor Acquisition.

For fiscal 2019, net cash provided by operating activities was $496 million, as a result of a net loss of $236 million, adjusted for non-cash charges of $612 million and net cash inflow of $120 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $536 million in depreciation and amortization, $25 million in equity-based compensation and $18 million in deferred taxes. The net cash inflow from changes in operating assets and liabilities was primarily due to (i) a $186 million increase in deferred revenue due to increase in billings, partially offset by a $60 million increase in accounts receivable, net due to billings exceeding collections.

For the 26-week period ended June 29, 2019, net cash provided by operating activities was $96 million, as a result of net loss of $146 million, adjusted for non-cash charges of $315 million and net cash outflow of $73 million from change in operating assets and liabilities. Non-cash charges consisted primarily of $269 million in depreciation and amortization, $12 million in equity-based compensation, and $10 million in deferred income taxes. The net cash outflow from changes in operating assets and liabilities was primarily due to (i) a $48 million decrease in accounts payable and accrued liabilities primarily driven by seasonality of OEM partner payments, and (ii) a $25 million decrease in other liabilities resulting primarily from the payment of annual bonus and larger year-end commissions in the first quarter of fiscal 2019 along with the payment of cash in lieu of equity awards amounts that vested primarily in the second quarter of fiscal 2019.

For the 26-week period ended June 27, 2020, net cash provided by operating activities was $288 million, as a result of a net loss of $31 million, adjusted for non-cash charges of $309 million and net cash outflow of $52 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $252 million in depreciation and amortization, $19 million in equity-based compensation, $5 million for deferred taxes, and $33 million in other operating activities primarily consisting of lease asset amortization, amortization of debt discount and issuance costs, and changes in foreign exchange rates. The net cash outflow from changes in operating assets and liabilities was primarily due to (i) an 86 million decrease in other liabilities, (ii) a $29 million decrease in accounts payable and accrued liabilities, (iii) a $27 million decrease in deferred revenue primarily due to recognition of prior period deferred revenue, (iv) a $22 million increase in deferred costs primarily due to increased deferred revenue share resulting from an increased consumer subscriber base and a new consumer affiliate program, and (v) a $14 million increase in prepaids and other assets primarily due to new leases signed during the period. These changes were partially offset by a $126 million decrease in accounts receivable, net due to collections exceeds billings for the period.

Investing Activities

For the 2017 Predecessor period, net cash used in investing activities was $10 million, which primarily related to additions to property and equipment of $29 million partially offset by $19 million in sales of investments in the period.

For the 2017 Successor period, net cash used in investing activities was $39 million, which primarily related to additions to property and equipment of $35 million.

For fiscal 2018, net cash used in investing activities was $677 million, which was primarily the result of the Skyhigh and TunnelBear acquisitions of $615 million, net of cash acquired, and additions to property and equipment of $61 million.

For fiscal 2019, net cash used in investing activities was $63 million, which was primarily related to additions to property and equipment of $56 million, $5 million of other investing activities primarily related to capitalized labor, and $2 million in an acquisition.

For the 26-week period ended June 29, 2019, net cash used in investing activities was $24 million, which was primarily the result of the additions to property and equipment of $20 million.

For the 26-week period ended June 27, 2020, net cash used in investing activities was $33 million, which was primarily the result of additions to property and equipment of $25 million and $5 million on acquisition of businesses, net of cash.

Financing Activities

For the 2017 Predecessor period, net cash used in financing activities was $23 million, which was primarily the result of $35 million of net transfers to parent partially offset by a $14 million inflow from sales of common stock through employee incentive plans.

For the 2017 Successor period, net cash provided by financing activities was $87 million, which was primarily the result of net (i) proceeds of long-term debt of $3,660 million and (ii) $217 million in proceeds from member units issuances partially offset by (i) $2,245 million in payment of debt due to members and (ii) $1,562 million in distributions to members in the period.

For fiscal 2018, net cash provided by financing activities was $459 million, which was primarily the result of net proceeds of debt of $494 million, used for our business acquisitions, net proceeds of $52 million from the modification of our debt, and $20 million in proceeds from a note issued to a member partially offset by $87 million in payment of long-term debt, and $20 million in other financing activities primarily relating to equity repurchase and equity-based compensation tax withholdings.

For fiscal 2019, net cash used by financing activities was $734 million, which was primarily the result of $1,334 million in distributions to members, $67 million in payment of long-term debt, and $13 million in other financing activities primarily relating to equity repurchase and equity-based compensation tax withholdings partially offset by net proceeds of long-term debt of $679 million and $1 million in proceeds from issuance of member units.

For the 26-week period ended June 29, 2019, net cash provided by financing activities was $407 million, which was primarily the result of (i) distributions to members of $1,034 million, (ii) payment of long-term debt of $45 million, and (iii) $7 million in other financing activities primarily relating to equity-based compensation tax withholdings, partially offset by net proceeds of long-term debt of $679 million.

For the 26-week period ended June 27, 2020, net cash used in financing activities was $162 million, which was primarily the result of (i) distributions to members of $130 million, (ii) payment of long-term debt of $21 million, and (iii) $12 million in other financing activities was primarily relating to equity repurchases and equity-based compensation tax withholdings, partially offset by $1 million in proceeds from member unit issuances. As of June 27, 2020, there are distribution amounts of $5 million that have not yet been disbursed.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations as of December 28, 2019:

(in millions)	Payments Due by Period(1)

	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Long-term debt(2)	$4,799	$43	$87	$4,144	$525
Cash interest(3)	1,474	312	615	533	14
Purchase obligations	167	58	72	37	—
Operating lease obligations, including imputed interests	145	33	35	23	54

Total	$6,585	$446	$809	$4,737	$593

(1)

Excludes any obligations under the tax receivable agreement. Although the actual timing and amount of any payments that we make to the TRA Beneficiaries under the tax receivable agreement will vary, we expect that those payments will be significant.

(2)	See Note 13 to our consolidated financial statements included elsewhere in this prospectus for further information on our long-term debt.
(3)

Interest payments were calculated based on the contractual terms related to the First Lien USD Term Loan, First Lien Euro Term Loan and Second Lien Term Loan. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for further information on the First Lien USD Term Loan, First Lien Euro Term Loan and Second Lien Term Loan.

Off-balance Sheet Arrangements

As of December 28, 2019 and June 27, 2020, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of operating results and financial condition are based upon our consolidated and combined financial statements included elsewhere in this prospectus. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements including those that involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are those that are most important to the portrayal of our results of operations or involve the most difficult management decisions related to the use of significant estimates and assumptions as described above. For further information, see Note 2 of our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We derive revenue from the sale of perpetual licenses and hardware, subscriptions, support and maintenance, professional services, or a combination of these items, primarily through our indirect relationships with our partners or direct relationships with end customers through our internal sales force. On December 31,

2017, we adopted ASC Topic 606. Results for the reporting period beginning December 31, 2017 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported under ASC Topic 605.

We recognize revenue pursuant to the five-step framework within ASC Topic 606:

1.	Identify the contract(s) with a customer: Contracts are generally evidenced by a binding and non-cancelable purchase order or agreement that creates enforceable rights and obligations.

2.	Identify the performance obligations in the contract: Performance obligations are the promises contained in the contract to provide distinct goods or services.

3.	Determine the transaction price: The amount of consideration we expect to be entitled for transferring the promised goods and services to the customer.

4.

Allocate the transaction price to the performance obligations in the contract: standalone selling price (“SSP”) is determined for each performance obligation in the contract and a proportion of the overall transaction price is allocated to each performance obligation based on the relative value of its SSP in comparison to the transaction price except when a discount or variable consideration can be allocated to a specific performance obligation in the contract.

5.	Recognize revenue when (or as) we satisfy a performance obligation: Recognition for a performance obligation may happen over time or at a point in time depending on the facts and circumstances.

Determining the nature and timing of satisfaction of performance obligations, assessing the material rights associated with it, determining the SSP of performance obligations, and determining our technology constrained customer life, which is measured as the shorter of our technology life or customer relationship life, often involves significant judgment that can have a significant impact on the timing and amount of revenue we report.

We generally consider our customer to be the entity with which we have a contractual agreement. This could be the end user, or when we sell products and services through the channel, our customer could be either the distributor or the reseller. As part of determining whether a contract exists, probability of collection is assessed on a customer-by-customer basis at the outset of the contract. Customers are subjected to a credit review process that evaluates the customers’ financial condition and the ability and intention to pay.

At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a good or service (or bundle of goods or services) that is distinct - i.e., if a good or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or together with other resources that are readily available to the customer. To identify our performance obligations, we consider all of the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Determining whether products and services are considered distinct performance obligations or should be combined to create a single performance obligation may require significant judgment. We recognize revenue when (or as) we satisfy a performance obligation by transferring control of a good or service to a customer.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer, adjusted for estimated variable consideration, if any. We typically estimate the transaction price impact of sales returns and discounts offered to the customers, including discounts for early payments on receivables, rebates or certain distribution partner incentives, including marketing programs. Constraints are applied when estimating variable considerations based on historical experience where applicable.

Once we have determined the transaction price, we allocate it to each performance obligation in a manner depicting the amount of consideration to which we expect to be entitled in exchange for transferring the goods or services to the customer (the “allocation objective”). If the allocation objective is met at contractual prices, no allocations are made. Otherwise, we allocate the transaction price to each performance obligation identified in the contract on a relative SSP basis, except when the criteria are met for allocating variable consideration or a discount to one or more, but not all, performance obligations in the contract.

To determine the SSP of our goods or services, we conduct a regular analysis to determine whether various goods or services have an observable SSP. If we do not have an observable SSP for a particular good or service, then SSP for that particular good or service is estimated using an approach that maximizes the use of observable inputs. We generally determine SSPs using various methodologies such as historical prices, expected cost plus margin, adjusted market assessment or non-standalone selling prices.

We recognize revenue as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the promised goods or services. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. Control of the promised goods or services is transferred to our customers at either a point in time or over time, depending on the performance obligation.

Nature of Products and Services

Certain of our perpetual software licenses or hardware with integrated software are not distinct from their accompanying maintenance and support, as they are dependent upon regular threat updates. These contracts typically contain a renewal option that we have concluded creates a material right for our customer. The license, hardware and maintenance and support revenue is recognized over time, as control is transferred to the customer over the term of the initial contract period while the corresponding material right is recognized over time beginning at the end of the initial contractual period over the remainder of the technology constrained customer life.

Alternatively, certain of our perpetual software licenses, hardware appliances, or hardware with integrated software provide a benefit to the customer that is separable from the related support as they are not dependent upon regular threat updates. Revenue for these products is recognized at a point in time when control is transferred to our customers, generally at shipment. The related maintenance and support represent a separate performance obligation and the associated transaction price allocated to it is recognized over time as control is transferred to the customer.

The nature of our promise to the customer to provide our subscriptions and time-based software licenses and related support and maintenance is to stand ready to provide protection for a specified or indefinite period of time. Maintenance and support in these cases are typically not distinct performance obligations as the licenses are dependent upon regular threat updates to the customer. Instead the maintenance and support is combined with a software license to create a single performance obligation. We typically satisfy these performance obligations over time, as control is transferred to the customer as the services are provided.

Revenue for professional services that are a separate and distinct performance obligation is recognized as services are provided to the customer.

Additional Revenue Recognition Considerations

Royalties and Managed Service Provider Revenues

Our OEM and managed service provider (“MSP”) sales channels have revenues derived from sales- or usage-based royalties. Such revenue is excluded from any variable consideration and transaction price calculations and is recognized at the later of when the sale or usage occurs, or the performance obligation is satisfied or partially satisfied.

Consideration Payable to a Customer

We make various payments to our channel partners, which may include revenue share, product placement fees and marketing development funds. Costs that are incremental to revenue, such as revenue share, are capitalized and amortized over time as cost of sales. Product placement fees and marketing development funds are expensed in sales and marketing expense as the related benefit is received.

Under certain of our channel partner agreements, the partners pay us royalties on our technology sold to their customers, which we recognize as revenue in accordance with our revenue recognition policy. In these situations, the payments made to our channel partners are recognized as consideration paid to a customer, and thus are recorded as reductions to revenue up to the amount of cumulative revenue recognized from the contract with the channel partner during the period of measurement.

Payment Terms and Warranties

Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, we require payment before the products or services are delivered to the customer.

We provide assurance warranties on our products and services. The warranty timeframe varies depending on the product or service sold, and the resolution of any issues is at our discretion to either repair, replace, reperform or refund the fee.

Contract Costs

Contract acquisition costs consist mainly of sales commissions and associated fringe benefits, as well as revenue share under programs with certain of our distribution partners. For revenue share, the partner receives a percentage of the revenue we receive from an end user upon conversion to a paid customer or renewal. These costs would not have been incurred if the contract was not obtained and are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are and capitalized and amortized over time in accordance with ASC 340-40.

Contract fulfillment costs consist of hardware and software and related costs. These costs are incremental and recoverable and are capitalized and amortized on a systematic basis that is consistent with the pattern of transfer of the goods and services to which the asset relates. We typically recognize the initial commissions that are not commensurate with renewal commissions over the longer of the customer relationship (generally estimated to be four to five years) or over the same period as the initial revenue arrangement to which these costs relate. Renewal commissions paid are generally amortized over the renewal period.

ASC Topic 605

Prior to December 31, 2017, we recognized revenue under ASC Topic 605, when all of the following criteria had been met: (1) Persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) fee is fixed or determinable, and collectability is probable. For multiple-element arrangements that include perpetual software licenses, support, and/or services, we allocated fair value to each element based on vendor-specific objective evidence (“VSOE”). If VSOE was available, we recognized when the element was delivered. If VSOE was not available for the delivered element, we applied the residual method and recognized revenue for the difference between the total arrangement fee and the aggregate fair value of the undelivered elements.

Determining whether and when some of these criteria have been satisfied often involves judgments that can have a significant impact on the timing and amount of revenue we report. Determining VSOE of the fair value of the various undelivered elements of our multiple element software transactions and the fair value of the elements within multiple-element revenue transactions where VSOE is not available involves significant judgment that can have a significant impact on the timing and amount of revenue we report.

For software and non-software multiple-element arrangements, we allocated revenue using the relative selling price method to the software elements as a group and on-software elements based on the following selling price hierarchy: (1) VSOE of fair value, (2) third-party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). We then allocated the arrangement within the software group using the residual method. When we were unable to establish a selling price using VSOE or TPE, we used BESP to allocate the arrangement fees to the deliverables. We limited the amount of revenue recognized for delivered elements to an amount that was not contingent upon future delivery of additional products/services or meeting any specified performance conditions.

We recognized product revenue at the time of shipment, provided all other revenue recognition criteria had been met. We recognized service, support, and subscriptions revenue ratably over the contractual period, which typically ranged from one to three years.

Our professional services typically consist of training and implementation services. We do not typically enter into transactions that provide for significant production, modification, or customization of our software. Professional service revenue was recognized as the services are performed or, if required, upon customer acceptance.

We enter into revenue-sharing agreements with our strategic partners, primarily PC OEMs who load trial or subscription versions of the Company’s products onto their hardware products. We share a percentage of the revenue we receive from the end customer upon trial-to-paid conversion or upon renewal of a paid subscription.

We have various marketing programs with our business partners who we consider customers and reduced revenue by the cash consideration given, which was presumed to be a reduction of the selling price. We deferred costs of revenue related to revenue-sharing and royalty arrangements and commissions recognized these costs over the service period of the related revenue which was typically over one to three years.

Goodwill

Goodwill is recorded as the excess of consideration transferred over the acquisition-date fair values of assets acquired and liabilities assumed and primarily comprises the goodwill arising from the Sponsor Acquisition. We assign goodwill to our reporting units based on the relative fair value expected at the time of the acquisition.

We perform an annual impairment assessment in the fourth quarter or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment of a reporting unit’s goodwill. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and we are not required to perform the quantitative goodwill impairment test.

For reporting units in which the impairment assessment concludes that it is more likely than not that the fair value is less than its carrying value, we perform the quantitative goodwill impairment test, which compares the fair value of the reporting unit to its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value. Our goodwill impairment test considers the income method and/or market method to estimate a reporting unit’s fair value.

Significant judgments are required in assessing impairment of goodwill include the identification of reporting units, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value, whether an impairment exists and if so the amount of that impairment.

Identifiable Intangible Assets

We amortize all finite-lived intangible assets that are subject to amortization over their estimated useful life of economic benefit on a straight-line basis.

For significant intangible assets subject to amortization, we perform a quarterly assessment to determine whether facts and circumstances indicate that the useful life is shorter than we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining useful lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If an asset’s useful life is shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the updated, shorter useful life.

For our intangible assets not subject to amortization, we perform an annual impairment assessment in the fourth quarter, or more frequently if indicators of potential impairment exist, to determine whether it is more likely than not that the carrying value of the asset may not be recoverable. If necessary, a quantitative impairment test is performed to compare the fair value of the indefinite-lived intangible asset with its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value of the asset.

Significant judgments are required in assessing impairment of intangible assets include the identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value, whether an impairment exists and if so the amount of that impairment.

Equity-Based and Cash-Based Awards

We currently provide various equity-based and cash-based compensation to those whom, in the opinion of the board of directors, are in a position to make a significant contribution to our success.

Equity-based compensation cost is measured at the grant date based on the fair value of the award and cash-based compensation cost is re-assessed at each reporting period. Both types of awards are recognized as expense over the appropriate service period. Determining the fair value of equity-based and cash-based awards requires considerable judgment, including assumptions and estimates of the following:

•	fair value of the unit;

•	life of the award;

•	volatility of the unit price; and

•	dividend yield

The fair value of the unit is determined by the Board reasonably and in good faith. Generally, this has involved a review of an independent valuation of our business, which requires judgmental inputs and assumptions such as our cash flow projections, peer company comparisons, market data, growth rates and discount rate. The Board reviews its prior determination of fair value of a unit on a quarterly basis to decide whether any change is appropriate (including whether to obtain a new independent valuation), considering such factors as any significant financial, operational, or market changes affecting the business since the last valuation date. Due to us not having sufficient historical volatility, we use the historical volatilities of publicly traded companies which are similar to us in size, stage of life cycle and financial leverage. We will continue to use this peer group of companies unless a situation arises within the group that would require evaluation of which publicly traded companies are included or once sufficient data is available to use our own historical volatility. In addition, for awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. For goals dependent upon a qualifying liquidity event (i.e., a change of control or public offering registered on a Form S-1 (or successor form), in either case, occurring on or before April 3, 2024) (a “Qualifying Liquidity Event”), we will not recognize any expense until the event occurs. Upon consummation of a Qualifying Liquidity Event, we would recognize a cumulative catch-up of expense based on the vesting dates for our time-based awards and expected vesting dates for our performance-based awards. Differences between actual results and these estimates could have a material effect on the consolidated financial results. We recognize forfeitures as they occur.

Income Taxes

Foundation Technology Worldwide LLC is a pass through entity for U.S. federal income tax purposes and will not incur any federal income taxes either for itself or its U.S. subsidiaries that are also pass through or disregarded subsidiaries. Taxable income or loss for these entities will flow through to its respective Members for U.S. tax purposes. Foundation Technology Worldwide LLC does have certain U.S. and foreign subsidiaries that are corporations and are subject to income tax in their respective jurisdiction. The provision for income taxes is calculated under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements.

We consider many factors when evaluating and estimating our tax positions, which may require periodic adjustments and may not accurately anticipate actual outcomes. Tax position recognition is a matter of judgment based on the individual facts and circumstances of our position evaluated in light of all available evidence.

After consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Foundation Technology Worldwide LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we will also be responsible to fund payments under the tax receivable agreements, which will be significant. We anticipate that we will account for the income tax effects and corresponding tax receivable agreements effect resulting from future taxable exchanges of units by unit holders of Foundation Technology Worldwide LLC for shares of our Class A common stock by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreements will be estimated at the time the agreements are executed as an adjustment to stockholders’ equity, and the effects of changes in any of our estimates after this date will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income. We intend to cause Foundation Technology Worldwide LLC to make distributions in an amount sufficient to allow us to pay our tax obligations, including distributions to fund any ordinary course payments due under the tax receivable agreements.

Recent Accounting Pronouncements

See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for information about recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain risk arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding and through the use of derivative financial instruments.

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A portion of our operating expenses are incurred outside of the United States and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Argentine Peso, Indian Rupee, British Pound Sterling, Australian Dollar, and Japanese Yen. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statement of operations. The effect of an immediate 10% adverse change in foreign exchange rates on monetary assets and liabilities at June 27, 2020 would not be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

As our international operations continue to grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk, such as using foreign currency forward and option contracts to hedge certain exposures to fluctuations in foreign currency exchange rates. In addition, currency fluctuations or a weakening U.S. dollar can increase the costs of our international expansion, and the currently strengthening U.S. dollar could slow international demand as products and services priced in the U.S. dollar become more expensive.

Interest Rate Risk

We utilize long-term debt to, among other things, finance our acquisitions and, to a lesser extent, our operations. We are exposed to interest rate risk on our outstanding floating rate debt instruments which bear interest at rates that fluctuate with changes in certain short-term prevailing interest rates. Borrowings under the Senior Secured Credit Facilities bear interest at a Euro currency rate determined by reference to LIBOR, plus an applicable margin, subject to established floors of 0.00%. During the fiscal year ended December 29, 2018, the 2017 Predecessor and 2017 Successor periods and the fiscal year ended December 31, 2016, applicable interest rates have been lower than the designated floors under our Senior Secured Credit Facilities; therefore, interest rates under the Senior Secured Credit Facilities have not been subject to change. Assuming that the rates remain below the applicable floors under the Senior Secured Credit Facilities, a 25 basis point increase or decrease in the applicable interest rates on our variable rate debt, excluding debt outstanding under the Senior Secured Credit Facilities, would result in a minor change in interest expense on an annual basis.

In 2018 and through 2020, we entered into multiple interest rate swaps in order to fix a substantial amount of the LIBOR portion of our USD denominated variable rate borrowings. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of the our known or expected cash payments principally related to our variable-rate borrowings.

A hypothetical 10% increase or decrease in interest rates during any of the periods presented would not have had a material impact on our interest expense.

Inflation Rate Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

BUSINESS

Our Pledge

We dedicate ourselves to keeping the world safe from cyberthreats. Threats that are no longer limited to the confines of our computers but are prevalent in every aspect of our connected world. We will not rest in our quest to protect the safety of our families, our communities, and our nations.

— On the walls of McAfee campuses worldwide and signed by employees

Our Company

McAfee has been a pioneer and leader in protecting consumers, enterprises, and governments from cyberattacks for more than 30 years with integrated security, privacy, and trust solutions. We built our platform through a deep, rich history of innovation and have established a leading global brand. Whether we are securing the digital experience of a consumer who is increasingly living life online, or defending many of the world’s largest enterprises and governments from sophisticated attacks and nation-state threats, McAfee is singularly committed to one mission: to protect all things that matter through leading-edge cybersecurity.

We live in a digital world. Consumers are increasingly moving their daily lives online, interacting through multiple devices, networks and platforms, and leveraging technology in nearly every aspect of their lives. This shift is most noticeable in the way individuals are working, socializing, consuming, and transacting, leading to a proliferation of digital touchpoints and applications. Remote work and increasing work from home arrangements are driving a pronounced convergence of work and personal life. While people expect effective and frictionless security at work and in their personal lives, this lifestyle shift has been accompanied by a more challenging threat landscape and an increase in points of vulnerability, risking individuals’ privacy, identity, data and other vital resources. Similarly, enterprises embracing employee mobility, work from home strategies, bring your own device, and greater cloud adoption are facing a broader attack surface and dissolving network perimeter. These drivers have amplified the number of workloads across endpoints, making it challenging for enterprises to monitor and protect all of their workloads and applications. This challenge, coupled with an increase in cyberthreats, has heightened the importance of the consumer in making security decisions for their converged digital lives.

We have a differentiated ability to secure the digital experience against cyberthreats by using threat intelligence capabilities that we have developed through the scale and diversity of our sensor network. We define our sensor network as the aggregate of our presence in all of our customers’ endpoints, networks, gateways, and clouds that generate massive amounts of data that we translate into actionable, real-time insights. The McAfee platform is continuously enriched by artificial intelligence, machine learning and the telemetry gathered from over one billion sensors across our consumer, enterprise, and government customer base. Our vast and dynamic data set and advanced analytics capabilities enable us to provide defense for advanced zero-day threats by training machine learning models on the 62.7 billion threat queries we receive each day. McAfee simplifies the complexity of threat detection and response by correlating events, detecting new threats, reducing false positives, automating and prioritizing incident response, and creating workflows that guide analysts through remediation. Protecting our customers has been the foundation of our success, enabling us to maintain an industry-leading reputation among our customers and partners.

Consumers, enterprises and governments have turned to McAfee as a leading brand in cybersecurity for over 30 years. Our Personal Protection Service provides holistic digital protection for an individual or family at home, on the go, and on the web. Our platform includes device security, privacy and safe Wi-Fi, online protection, and identity protection, creating a seamless and integrated digital moat. With a single interface, simple set up and ease of use, consumers obtain immediate time-to-value whether on a computer, smartphone or tablet, and across multiple operating systems. For enterprises and governments, we offer a comprehensive cybersecurity solution that protects our customers against adversarial threats across cloud, on-premise, hybrid environments and endpoint devices. Our cloud-native MVISION platform offers true device-to-cloud protection with threat detection and data protection for devices, SASE solutions for the multi-cloud, centralized policy orchestration, automated threat response, and threat insights generated by our predictive analytics engine.

Our consumer focused products protected over 600 million devices as of June 27, 2020. Our consumer go-to-market strategy consists of a digitally-led omnichannel approach to reach the consumer at crucial moments in their purchase lifecycle via several direct and indirect channels. We have longstanding exclusive partnerships with many of the leading PC OEMs and continue to expand our presence with mobile service providers and ISPs as the demand for mobile security protection increases. Through many of these relationships, our consumer security software is pre-installed on devices on a trial basis until conversion to a paid subscription, through a thoughtfully tailored conversion process that fits the customer journey. Our consumer go-to-market channel also consists of partners including some of the largest electronics retailers and ISPs globally. Our enterprise business protects many of the largest enterprises and governments around the world, including 86%, 78%, and 61% of Fortune 100, Fortune 500, and Global 2000 firms, respectively, as of June 27, 2020. Some of our largest customers are government entities who represent over 25% of our 250 largest Enterprise customers, with an average tenure of nearly 20 years. We primarily engage our enterprise and government customers with our direct sales force, while mid-market customers generally conduct their business through our channel partners. We operate a global business, with 46.6% of our fiscal 2019 net revenue earned outside of the United States.

McAfee’s Transformational Journey

In 2011, McAfee was acquired by Intel and operated as a part of a business unit of Intel. Since then, McAfee has grown from $1.9 billion in net revenue in 2011 to $2.6 billion in 2019. Recognizing the growth drivers that would power a surge in our business, in 2017, our Sponsors acquired a controlling interest in McAfee, accelerating our transformational journey to optimize and reinforce our cybersecurity platform. Over the last several years, we have invested in new routes to market and partnerships for the consumer business, and rationalized our enterprise portfolio by divesting our network firewall, email, and vulnerability management businesses to reorient our focus and resources to products that align with our device-to-cloud strategy. In addition to organic initiatives, we added new capabilities and products through several strategic acquisitions. In 2018, we completed our acquisitions of TunnelBear, a consumer VPN provider, and Skyhigh, a leader in CASB and a technology that would benefit from remote workers connecting directly to cloud applications. We believe both these acquisitions have added key competencies in high-growth verticals oriented around remote work within the cybersecurity market. In 2019, we acquired Uplevel Security, a predictive security platform that helps security teams extract meaningful insights data, and NanoSec, a service identity-based approach to hybrid and multi-cloud security space. More recently, we acquired LightPoint Security, a browser isolation platform that protects users from malware, ransomware and cyberattacks. In parallel with these acquisitions, we launched MVISION, the cloud-native family of our platform that offers threat defense, management, automation, and orchestration across devices, networks, clouds (IaaS, PaaS, and SaaS), and on-premises environments. Our investments in our platform and strategy have reinforced our market leadership, and we intend to continue innovating to protect our customers.

In addition to our commitments to innovate and invest in growth technologies, we have made multiple operational changes designed to increase efficiency and adapt to the changing marketplace. Mirroring our success with PC OEMs, we have developed new partnerships with mobile OEMs and service providers and ISPs to capture a sizable share of the growing mobile consumer security market. As a result, we reinvested in several areas aimed at driving higher growth and improving efficiency in our product delivery and go-to-market strategies. These efforts included the transformation of our performance marketing through a digital first approach focused on customer engagement through both direct and indirect channels, new customer acquisition, and overall customer retention, including our PC led product experience and consumer application development and engagement. Additionally, we have invested in the infrastructure and backend processes to successfully deliver this engagement across the consumer customer journey with McAfee.

Our Industry

The Internet has led to a hyper connected world and driven profound changes in both personal and business settings. It has created new forms of communication, new business models and brought in massive productivity gains and new opportunity for economic growth. It has also created new risks to communications, commerce, privacy, and even national defense. As the Internet continues to evolve, introduce new technologies and reshape our lives, consumers, enterprises, and governments continue to react to multiple important trends.

Online adoption use is global and continues to grow

Globally, people are coming online faster than ever before. According to IDC, there were over 4 billion Internet users in 2020, and there were approximately 1.4 billion Internet-enabled smartphones globally in 2019. The number of mobile-only Internet users is expected to grow at an approximate 8% CAGR from 2020-2024, with growth in emerging markets contributing to this trend as mobile devices continue to become a main source of accessing information and content online. According to Frost & Sullivan, in 2020, there were over 6 billion Internet-connected devices worldwide. This significant growth in the mobile install base is driving the ubiquity of the Internet and online browsing, with the average U.S. consumer spending 3 hours daily on their smartphones accessing information, online media, online shopping, and social interactions among other things, according to eMarketer.

The global consumer is completing more of their everyday routine online, expanding their digital footprint

Time and budgets have shifted to the digital world as formerly in person activities like banking, finance, shopping, education, online media, and healthcare can now be completed and experienced through online platforms. Seamless, fast, and intuitive products and services delivered by Internet and software-enabled companies have reduced the friction that previously existed and have resulted in users being more comfortable engaging in critical transactions on mobile devices and their PCs. For example, according to eMarketer, worldwide ecommerce sales are expected to grow to $3.9 trillion in 2020 and increase to approximately $6 trillion by 2023. As a result, consumers are inputting and storing personal and financial data across several platforms.

At the same time, consumers are rapidly expanding their social interactions and media consumption online through social platforms such as Facebook and Instagram. Per eMarketer, the average U.S. adult spent over 7.5 hours per day consuming digital media in 2020, representing 55% of total media consumption and an increase of 12% over the prior year. Increased use of social platforms exposes more personal data as it is broadcast publicly across the web.

Last, consumers are shifting data storage online with cloud-based storage platforms like Box and Dropbox to store personal photos and large amounts of data so that they are accessible across any endpoint device which expands the digital footprint.

Families are also engaging online and accessing information across several devices. Our Q2 2020 survey shows that 63% of newly acquired U.S. McAfee customers have purchased security software because of the increased time online and a desire to protect themselves and their families from threats, viruses, and hackers. Half of families surveyed are concerned with their family coming into communication with someone suspicious, with almost 30% of families surveyed indicating that they have actually experienced this threat. While unlocking consumers’ digital lives allows for convenience, using a greater number of digital platforms increases the surface area that cybercriminals can use to access personal data.

Increased attack surface results in high risk of being hacked and critical data used for profit

Cyberattacks have evolved from rudimentary malware into highly sophisticated, organized, and large-scale attacks by malicious insiders, criminal syndicates, and nation-states seeking to exploit vulnerabilities and compromise data. Total malware attacks reached over 1.2 billion during Q1 2020, with our Labs team observing 375 new threats per minute. Mobile and IoT attacks have also increased, with total mobile malware attacks growing nearly 12% higher in Q1 2020 compared to the previous four quarters, and IoT malware seeing over a 50% increase during Q1 2020 compared to Q4 2019. As the volume of threats has increased, cyberattacks have become pervasive, targeting consumers, governments, and a broad range of industries. Adversaries are converging tactics and techniques, mixing old threat vectors with new, to inflict unprecedented damage.

While consumers are increasingly aware of cybersecurity risks, digital consumption continues to rise and consumers often prefer convenience over security. For instance, our 2019 research study found that over a third of respondents admit they do not check an email sender or retailer’s website for authenticity. 74% of respondents admitted to losing more than $100 to robocalling, email phishing, and text phishing in 2019, while 30% lost more than $500 to these scams. According to Statista, only nine percent of consumers report feeling “very safe” on the Internet. According to RiskBased Security, during 2019, over 7,000 data breaches were reported, resulting in over 15 billion records being exposed. We have seen the number of threats from external actors targeting cloud services increase approximately 630% from January 2020 to April 2020. Along with rising numbers of mobile attacks, cybercriminals have simultaneously increased the sophistication and variety of their methods, ranging from backdoors to mining cryptocurrencies. Given these risks, consumers need solutions that provide comprehensive protection across their digital footprint, which are also convenient and easy to install and use.

In enterprises, cyberattacks are increasingly perpetrated by sophisticated, well-trained, and well-financed adversaries that are deliberate and targeted in their attacks. In particular, enterprises have to protect themselves from increasing ransomware attacks. Ransomware is malware that employs encryption to hold a victim’s information at ransom. A user or organization’s critical data is encrypted so that they cannot access files, databases, or applications. A ransom is then demanded to provide access. Ransomware is often designed to spread across a network and target database and file servers, and can thus quickly paralyze an entire organization. It is a growing threat, generating billions of dollars in payments to cybercriminals and inflicted significant damage and expenses for consumers, businesses, and governments.

Cyberattacks also focus on enterprises that hold troves of consumer data which result in large-scale consumer vulnerabilities. Over the last several years, financial, web services, social media, and credit reporting agency protection companies have experienced data breaches, resulting in the unauthorized access of millions of consumer’s personal identifiable information being exposed. Cyberattacks have also been targeted at governments and government agencies. Individual and nation-state bad actors attempt to exploit vulnerabilities of government’s digital infrastructure to steal information, money, and impede the delivery of essential services.

Workplace digital transformation is driving the increased use of cloud-based applications and personal devices, which is straining traditional enterprise defenses

The proliferation of cloud computing, cloud-based third-party Software as a Service (“SaaS”) applications, and unmanaged personal devices in the workplace is redefining the enterprise network and straining traditional enterprise defenses. The development of cloud-based SaaS applications and bring-your-own-device adoption has enabled the enterprise employee to bring their professional lives online and into the home. The trend started many years ago with the continued adoption of the virtualized desktop, and the COVID-19 pandemic and resulting shelter-in-place orders have accelerated the pace of workplace digital transformation.

The rapid adoption of cloud applications has increased organizations’ attack surface by moving both threats and sensitive data away from the traditional network perimeter, reducing the effectiveness of many existing security products. Cyberattacks have also fundamentally shifted from not just targeting enterprise infrastructure but also targeting people. As employees use their own devices and home or third-party Wi-Fi networks to access enterprise data and applications they become additional targets, with hackers using phishing attacks on employees in order to gain access to enterprise assets.

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Complexity of the IT environment and dissolution of the enterprise perimeter. According to IDC, spending on cloud IT infrastructure including cloud software is expected to reach almost $272 billion in 2020, approximately a 16% increase year over year, and expected to grow at a CAGR of 19% from 2020 to 2024.

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Loss of visibility and control. As devices proliferate and perimeters dissolve, organizations are losing visibility and control of data in their environment. According to our internal research, the average enterprise uses more than 1,900 cloud services, with many not authorized by IT. As enterprise environments comprise a mix of clouds, networks, and devices, managing data security policies across this heterogeneous, multi-cloud footprint to avoid breaches and demonstrate regulatory compliance is paramount.

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Mobility of the workforce. IDC estimates the mobile worker population in the United States will exceed 93 million by 2024, representing 60% of the total U.S. workforce. As mobile adoption increases, the enterprise attack surface expands. We detected over 35 million total mobile malware incidents in Q4 2019.

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Third party access. Enterprises rely on third parties to help complete certain functions or processes. Providing enterprise network access and data to third parties further increases the attack surface area. Data breaches can result if third party networks are compromised and bad actors gain access to data that allows them to access another enterprise’s network. This can result in hackers gaining access to personal and financial data of consumers that might not have otherwise been accessible from the compromised enterprise.

With the transition of the workplace to online platforms, cybercriminals leveraged newly designed ransomware, RDP exploits, spam URLs, and other deceitful tactics to target a remotely connected and vulnerable workforce that lacked the enterprise infrastructure to protect the breach of corporate data at home. Our Threat Center observed an increase of over 40% of disclosed security incidents since the pandemic, underlining the heightened threat environment.

Data and IT infrastructure are increasingly interdependent and require comprehensive protection solutions

In today’s connected world, data and networks are increasingly interdependent. Both must be protected against sophisticated adversaries looking to exploit one to compromise the other. Data inside of a compromised system is at risk for exploitation. At the same time, stolen or weaponized data can be used to manipulate a network. Data protection and threat defense are the critical pillars needed to protect against these converging threats.

Primary adversarial threat vectors may consistently apply to either data or networks. Cybersecurity victims may find their data or networks held for ransom (ransomware), denied, exploited, or lost. As adversarial tactics and techniques converge to compromise data or networks, defensive technologies must also holistically apply to data protection and threat defense.

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Data protection. Data is one of the most important corporate assets, making it a top target for cyber criminals. As enterprises have adopted new IT technologies, gaps have emerged, including lack of visibility and control of sensitive data once it leaves the traditional network perimeter. Enterprises need a centralized solution that automatically enforces and updates a consistent policy to protect data everywhere it lives, including the cloud, corporate endpoints, networks, and unmanaged devices.

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Threat defense. The volume and sophistication of cyberaattacks continues to increase at a rapid pace. Enterprises need consistent threat defense across endpoint, network, web, and cloud domains to defend against cyberattacks as a vulnerability anywhere has the potential to compromise the entire system. Additionally, in today’s environment, threat defenses must continuously learn from intelligence gathered and adapt to the evolving tactics and techniques of cybercriminals.

Data protection and threat defense can work synergistically in an integrated defense platform. While the former relies on policy control for data protection, the latter detects suspicious alerts that may suggest a threat to the system (and the data contained therein). Data protection and threat defense are often linked by their common end goal.

There is a need for integrated device-to-cloud cybersecurity solutions that secure consumers, enterprises and governments in a connected world by offering the following:

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Comprehensive and convenient security solutions to protect consumers across their digital footprint. Consumers have an increasingly expanding digital presence in their daily lives as they access different online platforms and apps to complete personal and professional tasks. These daily online interactions require solutions that provide peace of mind as consumers jump from platform to platform across multiple devices. As a result, there is a demand for products that are designed to meet consumers’ anti-malware, identity, and privacy protection needs that can be used by hundreds of millions of digital users around the globe.

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Consumer protection powered by seamless digital experience across device platforms. Consumers require holistic digital protection for themselves, their families, and their data across devices and platforms whether they are at home, at work, or on the go. This digital protection requires an interface that is simple to set up and use, and provides ongoing protection without hampering device performance and consumer’s digital experience.

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Consumer products to address privacy needs. A growing online presence exposes more personal and financial data. At the same time, malicious hackers are targeting attacks specifically designed to expose this data for profit. After securing personal information, hackers will often sell this data on the dark web marketplace. According to Identity Theft Resource Center, more than 490 million individuals were affected by data breaches in 2019 with an estimated global cost of cybercrime of $600 billion per year. Users are increasingly mobile, and thus at a higher risk of connecting to unsecured public Wi-Fi connections, requiring VPN solutions to address the need to secure personally identifiable information over unsecured networks.

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Data protection and threat defense for heterogeneous, multi-cloud IT and hybrid environments. Enterprises are seeing a significant rise in diversity of devices that both offers operational advantages to enterprises, but also creates new points of attack due to their connectivity with business-critical data. While IT infrastructures are becoming more heterogeneous, employees are demanding the same technological conveniences on the job that they are being offered at home and are increasingly accessing cloud-based services directly from devices. Additionally, many enterprises employ a hybrid IT model, requiring security solutions across their on premise IT infrastructure and virtual environments. With the growing reliance on cloud, new threat vectors have emerged, requiring enterprises and governments to have both device-to-cloud and on premise solutions that protect data and defend against threats across heterogeneous devices and clouds, rather than relying on traditional corporate network boundaries.

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Comprehensive threat intelligence leveraging a unique global sensor network. In an enterprise environment with an increasingly dissolving perimeter, the line between consumer and enterprise threat vectors is blurring. Cyberattacks by adversaries are often using sophisticated, well-trained, and well-financed methods to target enterprises and governments that have been tested and refined against consumers first. Consumers, enterprises, and governments require comprehensive threat intelligence that can gather massive amounts of data from multiple domains and devices and translate that data into actionable, real-time insights to protect against the evolving tactics and techniques of cybercriminals. It is challenging for cybersecurity vendors to accomplish this without a systems approach that integrates real-time data collection, machine learning model training, and feedback across billions of sensors deployed with consumer, enterprise, and government customers and across multiple defense domains (endpoint, network, gateway, and cloud).

Key Benefits of Our Solutions

We protect consumers, enterprises, and governments with our differentiated ability to detect, analyze, and manage responses to adversarial threats. Our customers trust us to protect and defend their families, data, network, and online experience whether it is on a device or in the cloud, at home or on the go.

Our products are multi-faceted privacy protection solutions that provide consumers security in their everyday lives

Our Personal Protection Service is designed to provide a comprehensive suite of features that protect consumers and their families across their digital lives. Our products provide cross-device identity protection, online privacy, and Internet and device security against the latest virus, malware, spyware, and ransomware attacks that are pervasive across all digital devices. Personal Protection Service allows consumers to have mobile and PC virus protection across all of their devices, spam filtering capabilities, the ability to securely encrypt sensitive files on public networks, and erases digital footprints that could be used to compromise their data, identity and privacy.

Our solutions provide a seamless and user friendly experience

From working on laptops, to accessing social media on phones, or accessing home entertainment, our Personal Protection Service provides multi-device protection for the modern connected family. With a single McAfee Total Protection subscription, our customers can protect multiples devices without impeding the consumer experience via cloud-based online and offline protection across devices to enjoy security at home and on the go. While people recognize the value of computer security, most get frustrated if the software bogs down their devices. We understand that while consumers need malware protection, it should not come at the price of device performance. McAfee Total Protection comes with performance-enhancing features that allow for more productivity and entertainment by automatically assigning more dedicated processor power to the apps you are actively using. With a single interface, simple set up and ease of use, consumers obtain immediate time-to-value from our solutions once installed. Our security, privacy, and trust solutions provide a seamless and convenient experience, and an integrated digital moat. We are one of the few scaled cybersecurity companies with integrated data protection and threat defense capabilities built into technologies and solutions that span the digital ecosystem.

Our solutions with comprehensive features provide consumers peace of mind that their online experience is protected

Our Personal Protection Service is a holistic digital protection of consumers and their families wherever they are, whatever they do, and on any device they own. Personal Protection Service encompasses data and device security and identity protection through our suite of products while delivering an experience that is equally easy to use whether on a computer, a mobile smartphone or a tablet and across multiple operating system platforms.

Our solutions provide integrated threat defense and data protection, from device to cloud

Existing enterprises have repurposed on premise solutions like firewalls and fragmented cloud solutions that serve as a patchwork of enforcement points and intelligence that are each very narrow in their scope of protection. Our unified cloud and endpoint security solutions provide comprehensive threat detection and data protection from device to cloud with unified policy control and centralized management and incident reporting. We provide customers the ability to easily extend on-premise data policies to multi-cloud environments to secure data wherever it travels or resides and prevent the risk of data loss. Additionally, our centralized management and reporting capabilities give customers visibility to potential threats and/or incidents of noncompliance. Our MVISION Cloud is designed to secure employees working on enterprise cloud services such as Office 365, Salesforce, Box, and Slack.

Our solutions are supported by our global threat intelligence network, which is bolstered by artificial intelligence, machine learning, and deep learning to increase efficacy and efficiency

Consumers, enterprises, and governments all benefit from shared technology and security analytics to improve the efficacy of our products. Our portfolio leverages over one billion telemetry sensors across multiple domains (device, network, gateway, and cloud) that feed our threat intelligence and insights engines. As of August 2020, our global threat intelligence engine responds to 62.7 billion threat queries and identifies 12.4 million unique threats on an average day. By leveraging artificial intelligence, machine learning, and deep learning, we use complex threat detection and response algorithms that collect data from our vast customer base to correlate events, detect new threats, reduce false positives, and guide analysts through remediation. Our Advanced Threat Research team leverages a wide range of unique skills to identify zero-day threats and partners with law enforcement agencies around the world to take down sophisticated cybercriminal syndicates.

Market Opportunity

We estimate that our addressable market comprised of consumer and enterprise security is $30.4 billion in 2020, and is projected to grow at a four-year CAGR of 7.9% and reach $41.2 billion in 2024.

According to Frost & Sullivan, the global consumer endpoint security market (comprised of endpoint protection and prevention and consumer privacy and identity protection) addressed by our solutions is expected to reach nearly $13.1 billion in 2020, growing to $18.7 billion in 2024. We believe the total addressable market for our consumer security solutions encompasses the above threat vectors pertinent to the digital safety of our users.

According to IDC, the addressable enterprise security market addressed by our solutions is expected to reach nearly $17.3 billion in 2020, growing at a CAGR of 6.9% through 2024. The “addressable enterprise security market” represents revenue from five markets (Web Security, SIEM, Network Security, Corporate Endpoint, and Data Loss Protection). Web/CASB is a $2.4 billion market in 2020 and growing at a CAGR of 9.1% through 2024. SIEM is a $4.5 billion market in 2020 and growing at a CAGR of 4.7% through 2024. IDP, which includes the IPS market we serve, is a $2.0 billion market in 2020 and growing at a CAGR of 6.9% through 2024. Endpoint is an estimated $7.8 billion market in 2020 and growing at a CAGR of 7.4% through 2024. Data loss protection is a $0.7 billion market in 2020 and growing at a CAGR of 6.7% through 2024.

Competitive Strengths

Our competitive strengths include:

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Brand recognition in both Consumer and Enterprise segments. We have been a trusted provider of cybersecurity products for over 30 years and have built a strong reputation of trust in the market. We have built this brand by protecting hundreds of millions of consumers and many of the world’s largest enterprises with a portfolio of products that has an established track record of industry leadership. Our brand recognition drives customer stickiness and bolsters our mutually-beneficial long-standing partner relationships.

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Scale and diversity of threat intelligence network. The McAfee portfolio is continuously enriched by the intelligence gathered from over one billion sensors across diverse domains and multiple segments

(consumers, enterprises, and governments) to inform our machine learning, deep learning and artificial intelligence capabilities. Our vast data set combined with artificial intelligence and proprietary algorithms enables us to provide defense for advanced zero-day threats by training machine learning models on the billions of threat queries we receive each day.

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Experienced management team with deep cybersecurity expertise. Our world-class management team has extensive SaaS, consumer, cloud, device, and network expertise. The team has a proven track record of building innovative products and cultivating effective go-to-market strategies at scaled public and private software businesses. Our Chief Executive Officer, Peter Leav, is a software and security pioneer, and has been leading software and IT businesses for more than a decade. Most recently, prior to McAfee, Mr. Leav led the turnaround of BMC Software Corporation, a renowned IT Services Management company. Other key members of our management team have held senior leadership positions at Apple, Cisco, eBay, EMC, Informatica, Intel, Intuit, Microsoft, Symantec, ServiceNow, and Skyhigh.

Competitive strengths specific to our Consumer business include:

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Holistic cybersecurity solutions seamlessly integrated across the consumers’ entire digital ecosystem. We strive to secure the digital experience of consumers and their loved ones, whether at home or at work, and protect their privacy across multitude of devices, on the web, on the go, at home, and virtually anywhere else, with our holistic platform of personal protection and secure home cybersecurity solutions. With a single interface, simple set up, and ease of use, consumers obtain immediate time-to-value from our solutions once installed. Our security, privacy, and trust solutions provide a seamless and integrated digital moat. We are one of the few scaled cybersecurity companies with integrated data protection and threat defense capabilities built into technologies and solutions that span the digital ecosystem.

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Unique footprint across devices. Our consumer solutions protected over 600 million devices, as of June 27, 2020. Our massive security footprint spans traditional devices including PCs, mobile devices including smartphones and tablets, home gateways and smart / IoT devices, allowing us to better protect the consumer than our competitors. The vast data on digital interaction and threat queries from these endpoints helps inform our intelligence and insights engine, directly helping us improve the quality of security provided to our customers.

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Differentiated omnichannel go-to-market strategy. Our leading brand and cybersecurity platform have enabled McAfee to secure longstanding exclusive partnerships with many of the leading PC and mobile OEMs, communications and ISPs, electronics retailers, ecommerce sites, and search providers. These relationships have been built on years of trust, partnership and integration, spanning up to nineteen years in length. We have designed these partnerships to be mutually beneficial and work closely with our partners to drive a highly engaging customer experience and mutual success. For example, our PC OEM partnerships may include frequent executive and multi-function meetings including sales, performance marketing, product, and engineering teams. In one case, the PC OEM has dedicated resources to the McAfee customer acquisition journey in order to continuously improve our customer experience and thus improve our conversion rates. Throughout the partnership, the PC-OEM and McAfee have launched online campaigns, updated the PC-OEM specific McAfee conversion page, and grew geo engagement. McAfee recommendations to the PC-OEM relationship are based on McAfee’s “test and learn” methodology to ensure high likelihood of success. McAfee and the PC-OEM review recent performance, agree on issues to address, and align on mutual short- and long-term objectives. All of these factors have contributed to creating entry barriers for other cybersecurity providers to establish similar relationships.

Competitive strengths specific to our Enterprise business include:

•	Comprehensive device-to-cloud platform spanning cloud, on-premise, and hybrid IT environments. Our leading EPP detects advanced threats across a breadth of heterogeneous device environments, including

PCs, servers, and mobile devices across multiple popular operating systems. Our MVISION Cloud is designed to protect data across the full spectrum of sanctioned and unsanctioned cloud (SaaS, PaaS, and IaaS) and hybrid environments. On-premise deployments are protected with both our SWG appliance designed to prevent unsecured traffic from entering the internal network and our network intrusion prevention appliance that measures network traffic flows to detect and prevent vulnerability exploits. This is all managed through our ePO, an industry-leading management console that provides a view into complex security environments with centralized policy orchestration and automated threat response.

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Blue chip enterprise and exclusive government customer base with a long history of partnership. We defend the largest enterprises as well as governments globally. Our customer base included 86% of the Fortune 100, 78% of the Fortune 500, and over 61% of the Global 2000, as of June 27, 2020. Our solutions are purposely designed for the heterogeneous, multi-cloud IT environments prevalent among Global 2000 enterprises, where we also have a large installed customer base. Our largest customers are typically our longest tenured customers and purchase the most number of products from our portfolio to meet their business needs. For example, as of June 27, 2020, our 250 largest customers had an average of seven products with us and an average tenure of 19 years. We believe this represents a large cross-sell and up-sell opportunity into our existing customer base. Some of our largest customers are government entities who represent over 25% of our 250 largest Enterprise customers, with an average tenure of nearly 20 years.

Our Growth Strategy

Our strategy is to maintain and extend our technology leadership in cybersecurity solutions for consumers, enterprises, and governments by driving frictionless and secure digital experiences whether users are at home, at work, or on the go. The following are key elements of our growth strategy:

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Continue to leverage our strength as a trusted cybersecurity brand to increase sales from new and existing customers. We have one of the most trusted brands and comprehensive cybersecurity platforms in the market with competitive offerings for consumers, enterprises, and governments. We believe it is essential for us to keep investing in strengthening our brand through superior solutions and thoughtful customer engagement. We believe there is a significant growth opportunity within our core business as our portfolio of solutions continues to expand. We will continue to target and educate new customers across consumer, enterprise, and government through our various sales & marketing motions.

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Continue to pursue targeted acquisitions. We have successfully acquired and integrated businesses and technologies in the past that have extended our product capabilities and helped us improve our position in new and existing markets, including Skyhigh (a leader in CASB), TunnelBear (a consumer VPN provider), NanoSec, Lightpoint Security, and Uplevel Security. We intend to continue making targeted acquisitions and believe we are uniquely positioned to successfully execute on our acquisition strategy by leveraging our scale, global reach and routes to market, brand recognition, and data assets.

Key elements specific to our Consumer growth strategy include:

•	Invest in new and existing routes to market for consumer customers.

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Direct-to-Consumer. We have seen increased momentum in our direct-to-consumer go to market strategy. We will continue to invest in digital and performance marketing motions, and our website, McAfee.com, in order to educate consumers, drive more page visits and greater customer conversion, and improve user experience.

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PC OEMs, Retail and Ecommerce. We are well positioned to drive continued growth through our PC OEM, retail and ecommerce routes to market. We will continue to invest in opportunities to enhance our brand recognition as a leading cybersecurity provider and strengthen our value proposition to our PC OEM partners. Additionally, we will continue to develop and invest in new and existing retail and ecommerce relationships through which we sell our software for purchase and download at third party locations.

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Communications Service Providers and ISPs. With over 4 billion Internet users, 1.4 billion units in annual smartphone sales, per IDC, and an average daily mobile screen-time of over 3 hours (eclipsing television consumption), according to eMarketer, globally, mobile providers and ISPs are becoming among the most important enablers of consumers’ digital migration. ISPs are increasingly starting to invest in on-demand video streaming, gaming, online shopping, and other digital offerings as a part of their broader platform offering. Thus, we believe there is a huge opportunity to reach consumers via this route. We intend to drive new customer growth by expanding our relationships with communications service providers and ISPs utilizing the cross-platform functionality of our solutions.

We will continue to apply best practices learned in each of these routes to market across channels to strengthen our overall go-to-market strategy and drive greater customer conversion and renewal.

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Enhance and tailor the subscriber conversion and renewal process. We intend to supplement our holistic product offering and brand recognition with analytics and thoughtfully designed, effective marketing to drive consumer stickiness and trust. These initiatives are comprised of performance marketing and other digital marketing approaches, engagement initiatives, and touchpoints at critical junctures in the customer’s conversion and renewal journeys. Our analytics platform provides us with the insights to optimize the landing pages of our multi-experience websites and optimizes our check-out and payment processes. As we expand our routes to market and partnerships, we strive to evolve our conversion and renewal process and educate partners to best support mutually beneficial consumer-centric initiatives.

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Continue to innovate and enhance our consumer security platform and user experience. We are dedicated to protecting our customer’s digital experience across devices, networks, and online interactions. We plan to continue to invest in new product and platform innovation while continuing to unify policy control and management to help protect data wherever it resides or travels and defend against threats across multiple domains. At the product level, we have created a platform of integrated solutions that aligns with consumer needs for a holistic, easy to use cybersecurity solution. We will continue to utilize our “test and learn” design methodology to improve the customer experience while ensuring our products deliver value and an engaging experience on PC, mobile, tablet, and online. As the digital world gets more complex, our approach is to continue to offer unified solutions that meet customer needs.

Key elements specific to our Enterprise strategy include:

•	Invest in new and existing routes to market for enterprise and government customers.

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Direct sales force. We will continue to invest in our existing direct sales force of more than 1,200 sales professionals, including field, inside sales, sales engineering, and channel resources to provide global reach and scale. Additionally, we use our analytics and training capabilities to work with our salesforce to drive sustainable productivity gains.

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Public cloud service providers. We will continue to invest in partnerships with public cloud service providers, such as Amazon, Google, Microsoft, and Oracle. As enterprises increasingly adopt public cloud deployments, these partnerships enable us to access a growing customer base by enabling them to streamline deployment of the cloud-native family of our platform, MVISION, to secure their public cloud environments and applications.

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Channel partners. We will continue to invest in partnerships through an ecosystem of distributors, MSSPs, and systems integrators. These relationships enable us to tap into a wide range of customers, extend our global reach, and benefit from opportunities where our partners offer their customers McAfee solutions bundled with expert assessments and service.

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Focus on winning in endpoint and cloud security to further enhance our device-to-cloud platform. We are a leader in the emerging cloud security and cloud-native endpoint security markets. We offer the industry’s leading CASB solution that protects data across the full spectrum of sanctioned and unsanctioned cloud environments (SaaS, PaaS, and IaaS). Combined with our growing SWG and UCE solutions, we provide broad-based cloud security to enterprises, and as of June 27, 2020, 10% of our Core Enterprise Customers used all three of our UCE components. On the device side, we provide industry leading endpoint security solutions composed of rapidly growing EDR and next-gen AV solutions, and more mature DLP solutions. As one of the few integrated cybersecurity providers, with the added advantage of telemetry data from a billion endpoints, we are well positioned to rapidly grow our CASB, EDR, extended detection and response (“XDR”), SWG, and SASE-based UCE security, and compete against the several point solution providers in the enterprise security landscape. Given the limitations of other pure-play cloud vendors that only address a very narrow set of IT security needs, we plan to continue to extend our cloud capabilities to proximate adjacencies across our entire portfolio of enterprise solutions to further advance our market leading position in cloud security and help both new and existing customers harness the power of our unified security platform. We aim to continue to unify policy control and management to deliver a holistic device-to-cloud platform to protect data wherever it resides or travels.

Our Products

We have one of the industry’s most comprehensive cybersecurity portfolios protecting both consumers’ digital life and enterprises from device to cloud.

For Consumers

Our Personal Protection Service provides holistic digital protection of the individual and family wherever they go, whatever they do and whatever they own. It encompasses device security, privacy, and safe Wi-Fi, online protection, and identity protection through a trusted brand with an experience that is equally easy to use whether on a computer, a mobile smartphone or a tablet and across multiple operating system platforms. Our Personal Protection Service delivers a multi-experience user interface with no performance trade-offs, and with a focus on simple and seamless protection during a consumers’ digital experience. Our platform frees consumers to work on sensitive files, videoconference their friends, and have their kids go on social media platforms while having peace of mind that our Personal Protection Service is keeping their data and files encrypted, alerting them when they are at risk, and helping them to resolve security threats. We achieve this by integrating the following solutions and capabilities within our Personal Protection Service:

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Device Security. Our award-winning Anti-Malware Software and real-time threat defense has won over 50 awards since 2015 and helps protect over 600 million consumer devices across Android, iOS, and Windows protected from viruses, ransomware, malware, spyware and phishing as of June 27, 2020. Our net promoter score grew from 36 in 2019 to 41 as of June 27, 2020. These 600 million devices, as part of our over one billion threat sensors, help power our threat intelligence engine. As consumers expand their digital footprint with an increasing number of devices and share personal data among them by hopping from one device to another, our threat intelligence engine becomes more robust. We built our Total Protection / LiveSafe solution with the purpose of protecting all of our consumers’ data, regardless of the device they are using or the network they are on. Through our interface, consumers can easily protect additional devices and have peace of mind by being able to observe each device’s security status. Beyond PCs and mobile, we have developed our Secure Home Platform (“SHP”) that protects consumer household IoT systems. Provided through major service providers and router OEMs around the world, our SHP simplifies network security in the home and protects household IoT devices, such as Alexa, smart TVs, and gaming systems.

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Online Privacy and Comprehensive Internet Security. Our Safe Connect VPN and TunnelBear help consumers make any Wi-Fi connection safe and private. With bank-grade AES 256-bit encryption, our solution keeps personal data, such as banking account credentials and credit card information protected while keeping IP addresses and physical locations private. This capability helps consumers prevent password and data theft and IP-based tracking and allows customers to access global content, by bypassing local censorship. Consumers can add an additional layer of protection with FileLock by creating password-protected encrypted drives to store their sensitive files, such as tax returns and financial documents. Once these documents are not needed anymore they can be securely deleted with Shredder. Our WebAdvisor acts as a trusted companion protecting consumers from accessing malware and phishing sites while surfing and from downloading unsafe files. As we protect the consumer’s digital life, we also offer our Safe Family solution to keep children safe while they learn to navigate the digital life. Our parental control software blocks age-inappropriate websites, provides device usage monitoring and device restriction services and gives parents the ability to track children’s devices.

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Identity Protection. Our IdentityProtection includes cyber monitoring, which searches over 600,000 online black markets—including the Dark Web—for compromised personally identifiable information, credit monitoring and SSN trace, helping consumers take action to prevent from fraud. Our solution also helps consumers recover from fraud through our 24/7/365 support and range of additional services, such as our full-service ID restoration, stolen funds reimbursement, lost wallet recovery, and identify theft insurance, covering expenses up to $1 million. Our Password Manager adds another level of security by securely managing and storing various complex passwords eliminating potential weaknesses caused by simple or re-used passwords.

We also provide these services to consumers who want to complement their existing protection in the form of individual products, such as Mobile Security, Safe Connect, Safe Family, WebAdvisor, and Identity Theft Protection, as well as to consumers who want to protect their complete digital life through our Total Protection and LiveSafe portfolio brands.

In addition, we extended our protection services to small business owners and the gamer community. Our Small Business Security package helps small businesses keep their businesses and customer data safe by leveraging our award-winning multi-device protection and privacy capabilities, enhanced with our 24/7 technical support and virus removal service. Our Gamer Security package delivers anti-malware functionality while enhancing gaming performance. By offloading threat detection to the cloud, keeping necessary virus definitions locally, and optimizing system resources like CPU, GPU, and RAM by pausing background services, we deliver a smoother and safer gaming experience.

For Enterprises and Governments

Through our integrated and open platform for heterogeneous, multi-cloud and on premise environments, we help enterprises and governments manage multivendor cybersecurity environments and stay ahead of, and defend themselves against, threats from the device to cloud.

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MVISION Device. Our next generation endpoint solutions offer comprehensive threat detection and data protection for both modern and legacy devices, such as traditional endpoints, mobile, and fixed-function systems. Integrated with the native Windows 10 security system and our MVISION Platform, our cloud-native MVISION Endpoint offers advanced detection and correction capabilities to Windows 10 environments, including rollback remediation and credential theft monitoring, with unified management and automated workflow control through MVISION ePO, our industry-leading management console. Our MVISION EDR investigates an average of 94 million security threats per day and detects an average of 4.9 million unique threats per day as of August 2020. Through our MVISION EDR we provide investigative playbooks guided by artificial intelligence to resource-constrained security operations center analysts, allowing our customers to accelerate investigations and detect the most sophisticated threats faster.

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MVISION Cloud. Our UCE Offering, comprised of our CASB, SWG, and DLP products, protects data from device to cloud, and prevents web-based and cloud-native threats that are invisible to the corporate network. That allows employees to use their personal or corporate devices to safely access SaaS applications, such as Office 365 and Box. With our Cloud-Native Application Protection, comprised of our CASB, cloud security posture management, cloud workload protection platform and integrated with DevOps tools, we help customers to accelerate their application delivery while improving the governance, compliance and security of their containers workloads.

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MVISION Security Services. Our industry-leading management console, MVISION ePO, helps our customers to manage their full endpoint estate, from PCs to tablets and mobile devices, to automate their policy controls, and to simplify their back-office and IT environment through a comprehensive view into their multivendor cybersecurity environment. MVISION Insights provides actionable and preemptive threat intelligence by leveraging our cutting-edge threat research, augmented with sophisticated artificial intelligence applied to real-time threat telemetry streamed from over 1 billion global sensors, social media, and other telemetry. By synthesizing these data in an easily digestible format, we help our customers to understand within minutes if they are currently in a target rich environment and help them prioritize their threats, predict impacts, and prescribe safeguards proactivity. MVISION XDR dramatically expands the capabilities of traditional EDR solutions through a fully integrated, SaaS based platform that provides a complete view of the threat activity by normalizing and contextualizing a rich stet of sources within one console. This allows analysts to rapidly discover and mitigate threats against networks, users, and data.

Our Technology

We deploy the latest technologies to maintain our competitive advantage in our product offerings for consumers, enterprises, and governments as well as to design a digital experience for consumers that drive customer engagement, satisfaction, and retention.

Quality of Our Protection and AI

Our solutions defend against a wide range of threats by using technology that leverages a combination of threat intelligence and artificial intelligence. Unlike other alternatives that rely only on artificial intelligence, our approach minimizes false positives while detecting a wide range of threats, including new zero-day threats that have never been seen before. Additionally, we utilize a hybrid approach where both local- and cloud-based artificial intelligence models work to protect our customers. Furthermore, cloud models can be updated rapidly and transparently to customers while the local models are able to provide defense during disconnected or isolated scenarios.

Our solutions are enhanced by our Global Threat Intelligence Telemetry from detected events across the product portfolio in addition to structural and behavioral feature vectors from telemetry collected through our artificial intelligence sensors. This telemetry enables McAfee to understand the blueprint of threats for which we do not necessarily possess the sample but can identify based on behavioral and structural vectors which improves our efficacy in detecting zero-day threats.

Our Machine Learning Scanner provides two options for performing automated analysis—on the device or in the cloud. The former uses machine learning on client systems to determine whether existing and incoming files match known malware. The client-based scanning sensitivity levels, which are based on mathematical formulas, assign tolerance to suspected activity to assess whether the file matches known malware. Our cloud-based machine learning scanner collects and sends file attributes and behavioral information to the machine-learning system in the cloud for malware analysis, without transmitting personally identifiable information.

Anti-Malware Engine

Our anti-malware engine is the core component of our award-winning endpoint and gateway products. Using patented technology, the engine analyzes potentially malicious code to detect and block Trojans, viruses, worms, adware, spyware, and other threats. The engine scans files at particular points, processes, and pattern-matches malware definitions with data it finds within scanned files, decrypts, and runs malware code in an emulated environment, applies heuristic techniques to recognize new malware, and removes infectious code from legitimate files.

Consumer Experience Innovation

We continuously improve the digital experience for consumers through the following technologies:

•	Platform Innovation. Our continuous innovations across our online presence, ecommerce, analytics, and product platform aim towards creating the best-possible experience for consumers. Our analytics platform draws from millions of consumer engagement interactions, accumulated over years and years, provides us with the insights to craft the ideal consumer experience. We use these insights to design a comprehensive, unified seamless security experience for consumers that can be managed from any mobile device. This rich set of engagement patterns also allows us to fine-tune the purchasing process by displaying the right landing page and choosing the ideal payment provider to ensure a successful transaction. Combined with our next generation messaging system and tailored marketing campaigns, we improve customer engagement, satisfaction, as well as acquisition efficiency and retention.

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Ability to Integrate with Our Partners. Through our ongoing collaboration with our OEM partners, we developed an integrated consumer experience that increases the conversation of potential indirect customers to our platform. Working closely with each OEM, we are continuously testing and improving each element of the consumer journey, from our tailored OEM landing pages and messaging, to our product trials, trial experience, offerings options, pricing, and shopping chart and payments experience. Additionally, we also integrated our product platform with leading telecommunication providers, retailers, as well as networking equipment manufacturers to be the underlying platform for their mobile and IoT related security offerings.

Technology Underlying Our Enterprise Products

Our enterprise portfolio is enhanced by the following core technologies:

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Next Generation Endpoint Security. Our intelligent and proactive endpoint security platform uses native operating system controls, behavioral blocking, and exploit prevention, and machine-learning and deep-learning technologies to prevent and detect advanced threats (including fileless attacks and ransomware) and to rollback any damages if executed. MVISION EDR helps to prevent threats by capturing events, files, process objects, and system state changes in combination and to surface suspicious behavior with the help of with several analytics engines. Behavior-based detection results map to the MITRE ATT&CK mapping, supporting a more consistent process to determine the phase of a threat and its associated risk and to prioritize a response. Simplified and AI-guided investigation then provides analysts with investigative playbooks and allows them to concentrate on key findings.

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MVISION Cloud Platform. Our industry-leading UCE connects to cloud service APIs as well as end-user devices to gain visibility into data and user activity. This integration across SWG, DLP, and CASB allows our MIVSION Cloud to set and enforce centralized policy definitions, grant access control over managed and unmanaged devices and set cloud data and permission controls. As virtualization moves from the operating to the application level, we extended our data security, threat prevention, governance, and compliance capabilities to container-based workloads. Our container-based security technology evaluates the code for security gaps embedded in the containers, ensures the correct environment configuration, and monitors inter-container communication. With the ability to fully integrate our security technology and toolsets in the DevOps process, security risks can be addressed prior to the application development. The quality of our cloud security capabilities are underlined by our partnership with Google to integrate our security solutions with Cloud Platform (GCP). Through our partnership, we help GCP customers to gain visibility into security and compliance risks across their GCP environment, quickly identify threats and misconfigurations, and act on them before they result in a breach or data loss

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DXL Open Architecture. Our architecture is open and modular and is facilitated by DXL, one of the largest open messaging fabrics in the industry, which automatically shares threat intelligence across all nodes connected to it and is supported by 30 contributing vendors with over 100 distinct integrations. Our openness is also supported by our Security Innovation Alliance, one of the largest ecosystems in the industry, features 131 partners that deliver hundreds of pre-integrated multivendor solutions, many with unified management and workflows. CASB Connect, the industry’s leading self-serve program, allows virtually any cloud environment to be secured within days, without writing a single line of code. It allows enterprises to securely apply a consistent set of security policies across all API-based cloud services. The program currently features dozens of pre-integrated cloud security options, including with Office 365, Microsoft Azure, AWS, Google Drive, Salesforce, Slack, Workday, Box, Dropbox, and more.

Our Customers

Consumer

We are a leading consumer security provider, protecting over 600 million consumer devices from PCs to IoT, tablets, and mobile devices worldwide. Our consumers tend to earn higher incomes, have children, and live in urban or suburban markets, according to a survey we conducted in 2018. We reach consumers through our omnichannel go-to-market approach including direct online acquisition, OEMs, physical retailers, and other channel partners. We protect over 30.1 million core subscribers; we have a direct billing relationship and subscription for at least one McAfee product with 16.6 million core direct to consumer customers as of Q2 2020. Our core direct to consumer customers account for more than 85% of our annual subscription revenue on average. In addition, as of Q2 2020, we had another 14.5 million subscribers (excluding mobile and ISP customers) who transacted with our retail/ecommerce or PC-OEM partners. We leverage our diversified go-to-market strategy to address a wide range of customers, independent on their purchasing preference, and to convert these channel led customers to core direct to consumer customers, for which we own the billing relationship, when they come up for renewal.

Enterprise

We protect many of the largest governments and enterprises around the world, including 86%, 78%, and 61% of Fortune 100, Fortune 500, and Global 2000 firms, as of June 27, 2020, respectively. Some of our largest customers are government entities who represent over 25% of our 250 largest Enterprise customers, with an average tenure of nearly 20 years. Our 250 largest customers have an average of seven McAfee products and an average tenure of 19 years of services as of June 2020. We have a diversified customer base, and no end customer represented more than 5% of net revenues over the past three years.

Research and Development

Our research and development efforts begin with a focus on our customers. We listen to our customers, seek to understand their challenges, and then use technology to develop innovative solutions designed to solve their problems and protect what matters most. Our global team is responsible for the architecture, design, development, testing, and operations of our device-to-cloud security platform which includes our consumer targeted offerings, as well as our offerings for enterprises and governments. Our internal team of security experts, researchers, intelligence analysts, and threat hunters continuously analyze the evolving global threat landscape to develop products that defend against today’s most sophisticated and stealthy attacks and reports on emerging security issues.

We are continuously reinventing and disrupting ourselves to better serve our customers, as we continue to help our customers secure their digital transformation efforts with our device-to-cloud security platform. We work closely with our customers and partners to gain valuable insight into enterprise and consumer security needs, trends, and practices to assist us in designing new features that extend the capabilities of our platform and drive growth. Our engineering and product teams continuously monitor and test our solutions to ensure the highest efficacy and quality in the industry. We also maintain a regular release process to update and enhance all our solutions. In addition, our teams work with third-party validation groups to ensure transparent reporting on the security efficacy of our platform.

Our research and development team is also responsible for operating our cloud services, and for keeping our customers updated with information on the availability, reliability, and performance of these services.

Our research and development expenses were $127 million, $323 million, $406 million, and $380 million for the 2017 Predecessor period, the 2017 Successor period, fiscal 2018, and fiscal 2019, respectively. Our research and development leadership team is located in Santa Clara, CA, and is responsible for a globally distributed organization spread across Santa Clara (CA), Plano (TX), Hillsboro (OR), New York (NY), Waterloo (Canada), Bengaluru (India), Hyderabad (India), Cordoba (Argentina), Cork (Ireland), Tel Aviv (Israel), Paderborn (Germany), and Aylesbury (UK).

Sales and Marketing

Consumer

Our consumer go-to-market engine consists of a digitally-led omnichannel approach to reach the consumer at crucial moments in their purchase lifecycle including direct to consumer online sales, acquisition through trial pre-loads on PC OEM devices, and other indirect modes via additional partners such as mobile providers, ISPs, electronics retailers, ecommerce sites, and search providers. In many cases, the consumer becomes a direct McAfee customer upon subscription conversion or renewal.

Direct to consumer marketing. We market directly to consumers through our website, McAfee.com, with digital sales motions and analytics-based cart conversion capabilities.

PC OEMs. We have a strong PC OEM partner ecosystem with major OEMs including Dell, HP, Lenovo, Asus, and Samsung, in which we pre-install a 30-day free trial of our security platform. Our digital and performance marketing engine engages with the purchasing customer to highlight the value of the security platform and convert the consumer to a direct McAfee customer. In some cases, PC OEMs preinstall a one-year or longer subscription and the OEM pays McAfee a royalty. During the subscription lifecycle, McAfee engages the consumer with our digital marketing engine to convert the consumer to a McAfee customer at the end of the subscription period.

Retail and ecommerce. We partner with major retailers worldwide including Office Depot, Staples, Walmart, Sam’s Club, MediaMarkt, Best Buy, and Amazon, to offer consumers a McAfee subscription for purchase through the retailer stores and ecommerce websites. During the subscription lifecycle McAfee engages the consumer with our digital marketing engine to convert the consumer to a McAfee customer at the end of the subscription period.

Communications Service Providers, ISPs and Mobile providers. We partner with major service providers worldwide including Verizon, T-Mobile, CenturyLink, Telefonica, NTT Docomo, Softbank, British Telecom, and Sky, to offer our mobile security and secure home platform products through the service providers. In some cases, we also partner with the service providers to integrate and bundle one or more of our security products into their mobile product value added service offerings. In addition to our partnerships with service providers, we partner with Samsung to pre-install one or more of our security products on their smartphones.

Search Providers. McAfee also partners with search engine providers to integrate our secure web search products.

Our omnichannel approach and strong partnerships work together to increase McAfee’s presence at key moments of purchase and security engagement for consumers, allowing us to drive customer engagement and acquisition of new customers. We use a thoughtfully designed digital marketing motion, inclusive of search engine marketing, search engine optimization, email marketing, and retargeting techniques to engage with the consumer at different critical points in their renewal journey. This digital marketing motion drives conversion and renewal throughout the subscription lifecycle to develop multi-year relationships with the customer and increase retention rates.

Enterprise

Our enterprise go-to-market strategy leverages direct and indirect routes to market to support customers based on the maturity of our relationship. Our most established accounts are serviced directly by our field sales teams. These teams are focused on driving customer outcomes to increase the perceived value of our solutions and secure cross-sell and upsell opportunities from existing customers. Emerging accounts and new customers are primarily serviced through a global inside sales engine. These sales teams work with indirect routes to market to position our solutions and secure a stronger foothold in customer accounts.

Across our customer base, we deploy a multitude of resources to scale our engine. Sales engineers work across all accounts to deliver technical expertise for the most complex cybersecurity environments. Our Customer Success organization drives successful deployment, adoption, consumption, value realization, and cybersecurity posture outcomes for customers. Working in tandem with our Engineering and Sales organizations, these teams help customers to successfully maintain our products. We estimate that our support and services teams engage in more than two million hours of customer interaction per year. We estimate that our Professional Services team engages in approximately 600,000 hours per year and operates some of the world’s largest security environments through personnel deployed at customer sites. Our extensive service and support capabilities allow us to generate security outcomes with our customers and identify cross-sell and upsell opportunities across our base.

Our alternate routes to market include cloud service providers (Amazon, Google, Microsoft, and Oracle) and an ecosystem of two-tier and one-tier distribution channel partners, MSSPs and systems integrators. These relationships enable us to tap into a wide range of customers, extend our global reach, and benefit from opportunities where our partners offer their customers McAfee solutions bundled with additional service.

Our enterprise marketing strategy uses a digital mix of paid and programmatic display, search engine marketing, search engine optimization, retargeting, online media, and webinars to augment our last-mile efforts of public and private events and customer briefings. We use brand awareness campaigns, inclusive of broadcast and digital media, to increase our brand reputation and account-based marketing tactics to support demand generation for high-value customers and prospects.

Competition

The market for cybersecurity solutions for enterprises, governments, and consumers is intensely competitive and constantly evolving. Conditions in our market are prone to frequent and rapid changes in technology, customer requirements and preferences, and industry standards resulting in frequent new product and service offerings and improvements and the entrance of new market participants. As a result we face a broad set of competitors, representative of the diverse security domains in which we operate, including but not limited to the following in the consumer and enterprise market:

•

In the consumer cybersecurity market, we face competition from players, such as NortonLifelock, Avast/AVG, Kaspersky, Trend Micro, ESET, and Microsoft, which expanded from desktop anti-malware into mobile, security, VPN, and identity protection among others. At the same time we compete with point-tool providers, such as Cujo and Dojo in the home IoT space or AnchorFree, ExpressVPN, and ProtonVPN in the network security space, across our full consumer offering.

•

In the enterprise cybersecurity market, we compete both with larger integration providers, such as Symantec (a division of Broadcom), Palo Alto Networks, Sophos, Microsoft, Trend Micro, and Sentinel One in the endpoint, networking, and CASB space, as well as with point solutions focusing on a subset of the cybersecurity market. These competitors include Crowdstrike, Carbon Black (a division of VMware), Tanium, and Cylance (a division of BlackBerry) in the endpoint market, Netskope, and Bitglass in the CASB market, IBM and Cisco in network intrusion, Forcepoint, and Zscaler in the SWG market, and IBM, Splunk, Micro Focus, Dell, and LogRhythm in the security operations market.

In addition, we expect additional competition from other established and emerging companies as the market for security-as-a-service continues to develop and expand and as industry consolidation occurs.

The principal competitive factors in the markets for our solutions include:

•	brand recognition and reputation;

•	scale and diversity of threat intelligence network;

•	tenure and strength of customer and partner relationships;

•	breadth and integration of product offerings;

•	unique footprint across devices;

•	product features, reliability, performance, and effectiveness;

•	price and total cost of ownership;

•	strength and productivity of sales and marketing efforts;

•	quality of customer service; and

•	financial resources and stability.

We believe we compete favorably across these factors. However, certain of our current and potential competitors may have competitive advantages, such as more extensive international operations, larger product development and strategic acquisition budgets, or greater financial, technical, sales, or marketing resources than we do. For additional information about the risks to our business related to competition, see “Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive environment and we expect competitive pressures to increase in the future, which could cause us to lose market share.”

Intellectual Property

Our intellectual property is an important and vital asset of the company that enables us to develop, market, and sell our products and services and enhance our competitive position. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights.

We maintain an internal patent program to identify inventions that provide the basis for new patent applications in areas of importance to our business. As of June 27, 2020, we had approximately 1,340 issued U.S. patents, in addition to approximately 680 issued foreign patents and approximately 615 pending U.S. and foreign patent applications, which generally relate to inventive aspects of our products and technology. We have filed more than 65 patent applications in 2020 alone. The duration of our issued patents is determined by the laws of the issuing country. Although we have patent applications pending, there can be no assurance that patents will issue from pending applications or that claims allowed on any future issued patents will be sufficiently broad to protect our technology. Also, these protections may not preclude competitors from independently developing products with functionality or features similar to our products.

In certain cases, we license intellectual property from third parties for use in our products and generally must rely on those third parties to protect the licensed rights. This can include open source software, which is subject to limited proprietary rights. While the ability to maintain and protect our intellectual property rights is important to our success, we believe our business is not materially dependent on any individual patent, copyright, trademark, trade secret, license, or other intellectual property right.

Employees

As of June 27, 2020, we employed more than 6,850 people worldwide. We also engage temporary employees and consultants as needed to support our operations. None of our employees in the United States are represented by a labor union or subject to a collective bargaining agreement. However, certain of our international employees are members of works councils or subject to collective bargaining agreements. We have not experienced any material work stoppages, and we consider our relations with our employees to be good.

As of the second quarter of fiscal 2019, we achieved global pay parity, defined as fair and equal pay for employees in the same job, level, and location—regardless of gender—and controlling for pay differentiators such as performance, tenure, and experience.

Facilities

Our corporate headquarters is located in San Jose, California pursuant to the terms of an 11-year lease that was entered into on April 10, 2019 for approximately 84,000 square feet of space. We also conduct finance, accounting, sales and marketing, and administration activities in Plano, Texas where we own an office building with approximately 170,000 square feet of space. In addition, we lease space for personnel in locations throughout the United States and various international locations, including significant research and development activities in India and Argentina, significant sales and operational offices in Ireland, the U.K., Canada, and Japan and smaller sales and marketing offices located in major markets around the globe. We believe that our current facilities are adequate to meet our current needs.

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any of these matters, individually or in the aggregate, will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

MANAGEMENT

Executive Officers and Directors

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Peter Leav	49	President, Chief Executive Officer and Director
Venkat Bhamidipati	53	Executive Vice President and Chief Financial Officer
Ashutosh Kulkarni	45	Executive Vice President and Chief Product Officer, Enterprise Business Group
Terry Hicks	57	Executive Vice President and General Manager, Consumer Business
Lynne Doherty McDonald	47	Executive Vice President, Global Sales and Marketing, Enterprise Business Group
Sohaib Abbasi	64	Director
Mary Cranston	72	Director
Tim Millikin	37	Director
Jon Winkelried	60	Director
Kathy Willard	54	Director
Jeff Woolard	51	Director

Peter Leav has been the President and Chief Executive Officer of McAfee since February 2020. Prior to McAfee, Mr. Leav served as President and CEO of BMC Software, a software and services company that helps enterprises meet escalating digital demands and maximize IT innovation, from December 2016 to April 2019. Prior to BMC, Mr. Leav served as President and CEO of Polycom, a global collaboration business serving the enterprise market, from December 2013 to September 2016. He also served as President of Industry and Field operations at NCR Corporation, the global leader in consumer transaction technologies. Prior to NCR, Mr. Leav was Corporate Vice President and General Manager of Motorola’s enterprise business in North America, Latin America and EMEA. Earlier in his career, he held executive sales leadership positions at Symbol Technologies, Cisco Systems, and Tektronix. Mr. Leav has served on the board of Box since June 2019, and previously served on the boards of Proofpoint (July 2019 to February 2020) and HD Supply, Inc. (October 2014 to July 2017). Mr. Leav holds a bachelor’s degree from Lehigh University. Our board of directors believes that Mr. Leav’s board and industry experience qualifies him to serve on our board of directors.

Venkat Bhamidipati has been an Executive Vice President and the Chief Financial Officer at McAfee since September 2020. In this role, he oversees the finance, IT, and security operations strategy and teams that support McAfee’s business worldwide. Prior to McAfee, Mr. Bhamidipati was an Executive Vice President and the Chief Financial Officer at Providence, a healthcare system with $25B in annual revenues, from July 2017 to September 2020. In this role, he led all finance and most corporate functions, including information technology, growth and corporate development, supply chain, and real estate. Prior to his role at Providence, Mr. Bhamidipati spent 13 years at Microsoft from June 2004 to July 2017, where he held several executive positions, including, Chief Financial Officer of the Worldwide Enterprise and Partner Group, Chief Financial Officer of the Worldwide Operations Group, and Managing Director for Business Development and Strategy. Mr. Bhamidipati earned a Master’s degree in Commerce from Osmania University and an M.B.A in Finance and Marketing from the Kelly School of Business at Indiana University.

Ashutosh Kulkarni has been an Executive Vice President and the Chief Product Officer of the Enterprise Business Group at McAfee since October 2018. Prior to joining McAfee, he was the senior vice president and general manager of the web security and web performance businesses at Akamai Technologies (“Akamai”), a publicly traded content delivery network and cloud service provider, from August 2015 to October 2018. During his tenure at Akamai, he led the teams that delivered the leading web application firewall, bot management, and DDoS mitigation solutions in the industry. Prior to Akamai, he served in various senior leadership roles at Informatica and, as senior vice president and general manager, led Informatica’s cloud integration business, as well as their core data integration and data quality businesses. Mr. Kulkarni began his career at Sun Microsystems where he worked in various engineering, product management, and product marketing roles. Mr. Kulkarni earned an M.S. in engineering from the University of Texas at Austin and an M.B.A. degree from the University of California, Berkeley.

Terry Hicks has been the Executive Vice President of the Consumer Business Group at McAfee since November 2018. Prior to McAfee, Mr. Hicks served as Chief Operating Officer of Infusionsoft from January 2017 to November 2018, where he directly managed all functions as he translated the company’s mission and vision into strategy and execution by building and developing a team passionate about delivering innovative products that help small businesses succeed. Prior to being named Chief Operating Officer at Infusionsoft, Mr. Hicks served as their Chief Product Officer from July 2015 to December 2016. In this role, Mr. Hicks led the product and business development and payments teams for Infusionsoft’s sales and marketing software for small businesses. Prior to Infusionsoft, Mr. Hicks spent 15 years in leadership roles at Intuit.

Lynne Doherty McDonald has been the Executive Vice President of Global Sales and Marketing at McAfee since May 2020. Ms. Doherty McDonald joined McAfee from Cisco, where she most recently served as Senior Vice President of U.S. Commercial Sales from August 2018 to May 2020. In this role, she oversaw a team of more than 2,000 employees, drove $8B in revenue annually, serving 400,000+ accounts. Prior to this position, she served on Cisco’s Security Sales team for the Americas from January 2017 to October 2018, overseeing a $2B portfolio of products across the U.S., Canada and Latin America. Prior to this position, Ms. Doherty McDonald served as the Area Vice President of the Eastern United States from June 2013 to January 2017. Earlier in her career, Ms. Doherty McDonald served as a programmer at Bell Atlantic before joining Sun Microsystems as a Regional Executive in Sales and Engineering. Ms. Doherty McDonald holds a bachelor’s degree in mathematics and computer and information science from Temple University.

Sohaib Abbasi has served as a Director of McAfee since November 2018. He also serves as director for StreamSets Inc. (since July 2017), Nutanix (since March 2020) and is the chair of the board for Peakon (since June 2020). Mr. Abbasi previously served as a director of Red Hat (March 2011 to July 2019), and New Relic (May 2016 to September 2019). In addition, he serves as a senior advisor to TPG. Mr. Abbasi served as president and chief executive officer of Informatica from July 2004 until August 2015. He served as chairman of Informatica from March 2005 until December 2015. Prior to Informatica, Mr. Abbasi served at Oracle Corporation for 20 years, most recently, as a member of Oracle’s executive committee and as senior vice president of two major divisions, Oracle Tools and Oracle Education. Mr. Abbasi earned a bachelor’s degree and an M.S. degree from the University of Illinois at Urbana-Champaign. Our board of directors believes that Mr. Abbasi’s board and industry experience qualifies him to serve on our board of directors.

Mary Cranston has served as a Director of McAfee since October 2018. Since December 2012 when she retired from her position as the Firm Senior Partner and Chair Emeritus of Pillsbury Winthrop Shaw Pittman LLP, an international law firm, Ms. Cranston has served on various boards of companies and non-profits, including Visa, Inc. (since 2007), where she is a member of the audit and risk committee, The Chemours Company (since 2015), MyoKardia (since May 2016), Boardspan (since March 2016), CSAA Insurance Group (since 2008). Ms. Cranston holds a bachelor’s degree in political science from Stanford University, a J.D. degree from Stanford Law School, and M.A. degree in education from the University of California, Los Angeles. Our board of directors believes that Ms. Cranston’s legal and board experience qualifies her to serve on our board of directors.

Tim Millikin has served as a Director of McAfee since April 2017. He is a Partner at TPG based in San Francisco, California, where he co-leads TPG’s investment activities in software & enterprise technology. Mr. Millikin has served on the board of Ellucian since September 2015, and previously served on the board of

Renaissance Learning from June 2018 to February 2019, INFINIDAT from March 2017 to February 2019, and Isola Group from July 2012 to January 2018. Mr. Millikin holds an M.B.A. degree from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar, and a bachelor’s degree from Dartmouth College. Our board of directors believes that Mr. Millikin’s board and industry experience qualifies him to serve on our board of directors.

Jon Winkelried has served as a Director of McAfee since January 2018. He is the Co-Chief Executive Officer and a Partner of TPG based in San Francisco, California. Prior to joining TPG in 2015, Mr. Winkelried was with Goldman, Sachs & Co. for more than 27 years, until he retired in 2009 as Co-President and Co-Chief Operating Officer. Mr. Winkelried has served on the board of directors for Evolution Media since May 2016, Anastasia Beverly Hills since August 2018, Bounty Minerals LLC since December 2012, RealCadre LLC since September 2018, and ATTN: since March 2019, and he serves on the Board of Overseers for Memorial Sloan Kettering Cancer Center since June 2008. He was elected to the Board of Trust of Vanderbilt University in 2012, and was elected Chair for the Investment Committee in 2017. He served as a trustee at the University of Chicago from 2006 to 2012. Mr. Winkelried received a bachelor’s degree in business from the University of Chicago and an M.B.A. degree from the University of Chicago. Our board of directors believes that Mr. Winkelried’s board and industry experience qualifies him to serve on our board of directors.

Kathy Willard has served as a Director of McAfee since November 2019. She has served as the Chief Financial Officer of Live Nation Entertainment since September 2007. Prior to this role, Ms. Willard served in various positions at Live Nation Entertainment as well as its predecessors, Clear Channel Entertainment and SFX Entertainment, originally joining the organization in 1998. Earlier in her career, she served as an Audit Manager at Arthur Andersen from 1988 to 1993. Ms. Willard is also a member of the board of directors for the House of Blues Music Forward Foundation. Ms. Willard received a bachelor of business administration degree in accounting at the University of Oklahoma. Our board of directors believes that Ms. Willard’s financial expertise and industry experience qualify her to serve on our board of directors.

Jeff Woolard has served as a Director of McAfee since August 2019. Mr. Woolard has held numerous roles at Intel during the past 25 years, serving as a Corporate Vice President and the Chief Financial Officer of the Technology, Systems Architecture and Client Groups since June 2020. Prior to this role, Mr. Woolard served as a Vice President and Chief Financial Officer for Intel Capital and the New Technology Group from March 2013 until June 2020, focusing on Intel’s corporate venture investments and acquisition activities. Mr. Woolard received a bachelor’s degree in finance from Arizona State University and an M.B.A. from the University of Washington. Our board of directors believes that Mr. Woolard’s board and industry experience qualifies him to serve on our board of directors.

Controlled Company

Upon completion of this offering our Sponsors and Intel will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the                  corporate governance standards. As a controlled company, exemptions under the Exchange’s standards will exempt us from certain of the Exchange’s corporate governance requirements, including the requirements:

•	that our board that is composed of a majority of “independent directors,” as defined under rules;

•	that the compensation committee that is composed entirely of independent directors; and

•	that the nominating and corporate governance committee that is composed entirely of independent directors.

Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the Exchange’s corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of the Exchange.

These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee prior to the end of the transition period provided under the Exchange’s listing standards and SEC rules and regulations for companies completing their initial public offering.

Board Composition and Director Independence

Our business and affairs are managed under the direction of our board of directors. Upon the closing of this offering, our amended and restated certificate of incorporation will provide that our board of directors shall consist of at least three but not more than 12 directors and that the number of directors may be fixed from time to time by resolution of our board of directors. Our board of directors will initially consist of seven members. Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, as nearly equal in number as possible. The initial division of the three classes is as follows:

•	Class I, which will initially consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2021;

•	Class II, which will initially consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2022; and

•	Class III, which will initially consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2023.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified and until his or her earlier death, resignation or removal. Subject to the terms of the stockholders agreement that we intend to enter into in connection with this offering, any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office, even if less than a quorum, or by a sole remaining director.

In connection with this offering, we will enter into a stockholders agreement with investment funds affiliated with our Sponsors, Intel and certain other stockholders governing certain nomination rights with respect to our board of directors following this offering. Under the agreement, we are required to take all necessary action to cause the board of directors to include individuals designated by TPG and Intel in the slate of nominees recommended by the board of directors for election by our stockholders, as follows:

•

for so long as TPG owns at least 25% of the shares of our Class A and Class B common stock held by TPG upon completion of this offering (and the expected use of proceeds therefrom), including any exercise of the underwriters’ option to purchase additional shares, and the Reorganization Transactions, TPG will be entitled to designate six individuals for nomination, including three unaffiliated directors who meet the independence criteria set forth in Rule 10A-3 under the Exchange Act;

•

for so long as TPG owns less than 25% but at least 10% of the shares of our Class A and Class B common stock held by TPG upon completion of this offering (and the expected use of proceeds therefrom), including any exercise of the underwriters’ option to purchase additional shares, and the Reorganization Transactions, TPG will be entitled to designate two individuals for nomination, including one unaffiliated director who meets the independence criteria set forth in Rule 10A-3 under the Exchange Act;

•

for so long as Intel owns at least 25% of the shares of our Class A and Class B common stock held by Intel upon completion of this offering (and the expected use of proceeds therefrom), including any exercise of the underwriters’ option to purchase additional shares, and the Reorganization Transactions, Intel will be entitled to designate two individuals for nomination; and

•

for so long as Intel owns less than 25% but at least 10% of the shares of our Class A and Class B common stock held by Intel upon completion of this offering (and the expected use of proceeds therefrom), including any exercise of the underwriters’ option to purchase additional shares, and the Reorganization Transactions, Intel will be entitled to designate one individual for nomination.

TPG and Intel will have also have the exclusive right to remove their respective designees and to fill vacancies created by the removal or resignation of their designees, and we are required to take all necessary action to cause such removals and fill such vacancies at the request of TPG or Intel, as applicable.

Our board of directors has undertaken a review of the independence of each director. Based on the information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that each of                 ,                 , and                  are independent directors under the rules of the Exchange. In making this determination, the board of directors considered the relationships that such directors have with our Company and all other facts and circumstances that the board of directors deemed relevant in determining such directors’ independence, including beneficial ownership of our capital stock by each non-employee director and their affiliates, and the transactions involving them described in “Certain Relationships and Related Party Transactions.”

Board Committees

Upon the completion of this offering, our board of directors will have three standing committees: the audit committee; the leadership development and compensation committee; and the nominating and corporate governance committee. Each of the committees will operate under its own written charter adopted by the board of directors, each of which will be available on our website upon completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Pursuant to the terms of our stockholders agreement, following this offering, TPG and Intel will each have the right to appoint a director to serve on each of our board committees (other than our audit committee), for so long as TPG or Intel, as applicable, has the right to designate a director for nomination, subject to applicable laws and Exchange regulations.

Audit Committee

Following this offering, our audit committee will be composed of                  , with                  serving as chairperson of the committee. We anticipate that, prior to the completion of this offering, our audit committee will determine that                  meets the definition of “independent director” under the rules of the Exchange and under Rule 10A-3 under the Exchange Act. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, we anticipate that the audit committee will consist of a majority of independent directors, and within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. Our board of directors has determined that                  is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable listing standards of the Exchange. The audit committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance, and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, the inclusion of our audited financial statements in our Annual Report on Form 10-K;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Leadership Development and Compensation Committee

Following this offering, our leadership development and compensation committee will be composed of                  , with                 , serving as chairperson of the committee. The leadership development and compensation committee’s responsibilities upon completion of this offering will include:

•

determining and approving the compensation of our chief executive officer, including annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, and evaluating the performance of our chief executive officer in light of such corporate goals and objectives;

•	reviewing and approving the corporate goals and objectives relevant to the compensation of our other executive officers;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating, and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the leadership development and compensation committee;

•

conducting the independence assessment outlined in the rules of the Exchange with respect to any compensation consultant, legal counsel, or other advisor retained by the leadership development and compensation committee;

•	reviewing and assessing the adequacy of the leadership development and committee charter and submitting any changes to the board of directors for approval;

•	reviewing and establishing our overall management compensation philosophy and policy;

•	overseeing and administering our equity compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards and granting equity awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and Corporate Governance Committee

Following this offering, our nominating and corporate governance committee will be composed of                 , with                  serving as chairperson of the committee. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance principles;

•	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

•	reviewing and recommending to the board of directors practices and policies with respect to directors;

•	reviewing and recommending to the board of directors the functions, duties, and compositions of the committees of the board of directors;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to the board of directors for approval;

•	provide for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of the board of directors and management.

Board Oversight of Risk Management

While the full board of directors has the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks and is responsible for overseeing the review and approval of related party transactions. Our leadership development and compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics. Pursuant to the board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the board of directors and its committees.

Leadership Development and Compensation Committee Interlocks and Insider Participation

None of the members of our leadership development and compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or leadership development and compensation committee of any entity that has one or more executive officers serving on our board of directors or leadership development and compensation committee. For a description of transactions between us and members of our leadership development and compensation committee and affiliates of such members, see “Certain Relationships and Related Party Transactions.”

Code of Ethics

We have adopted a code of ethics that applies to all of our employees, officers and directors. Upon the closing of this offering, our code of ethics will be available on our website. We intend to disclose any amendments to our code of ethics, or any waivers of their requirements, on our website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding to purchase shares of our Class A common stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses on the compensation we provide to our executive officers listed in the “Summary Compensation Table for Fiscal 2019” (our “named executive officers”) and should be read in conjunction with the accompanying tables and text below. In accordance with SEC executive compensation disclosure rules, this Compensation Discussion and Analysis focuses on our compensation decisions with respect to our named executive officers for fiscal 2019, which were made while we have been privately owned. In preparing to become a public company, with the assistance of our independent compensation consultant, we have reviewed and plan to continue to review all elements of our executive compensation program. We expect that our executive compensation program and compensation governance practices will evolve to reflect our status as a newly publicly-traded company, while still supporting our overall business and compensation objectives. In this Compensation Discussion and Analysis and the accompanying tables and narratives, references to “our board” and “our compensation committee” refer to the board of managers of Foundation Technology Worldwide LLC and its compensation committee for all periods prior to the restructuring undertaken in connection with this offering and to the board of directors of the Company and its leadership development and compensation committee for all periods following the restructuring.

Our named executive officers for fiscal 2019 are:

Name	Title
Christopher Young(1)	Former Chief Executive Officer
Michael Berry(2)	Former Executive Vice President, Chief Financial Officer
John Giamatteo(3)	Former President and Chief Revenue Officer, Enterprise Business Group
Terry Hicks	Executive Vice President, Consumer Business Group
Ashutosh Kulkarni	Executive Vice President and Chief Product Officer, Enterprise Business Group

(1)	Mr. Young’s employment with us terminated on February 3, 2020.
(2)	Mr. Berry’s employment with us terminated on March 13, 2020.
(3)	Mr. Giamatteo’s employment with us terminated on January 10, 2020.

Fiscal 2020 Senior Executive Hires

Earlier in fiscal 2020, we welcomed Peter Leav (whose employment with us started on February 3, 2020) as our new President and Chief Executive Officer, Venkat Bhamidipati (whose employment with us started on September 2, 2020) as our new Executive Vice President and Chief Financial Officer, and Lynne Doherty McDonald (whose employment with us started on May 4, 2020) as our new Executive Vice President, Global Sales and Marketing, Enterprise Business Group. Since they were hired, each executive has been an instrumental part of McAfee’s fiscal 2020 business plan and our efforts to help our customers navigate their rapidly changing digital behaviors and the increasing risk posed by the current environment. In recruiting Mr. Leav, Mr. Bhampdipati, and Ms. Doherty McDonald, McAfee and our compensation committee were guided by the same executive compensation philosophy as described below for fiscal 2019 and negotiated the level of their compensation and the terms of their executive compensation arrangements, which include an employment agreement (in the cases of Mr. Leav and Mr. Bhamidipati) and an offer letter (in the case of Ms. Doherty McDonald), as well as MIU and restricted equity unit (“RSU”) grants, taking into account market compensation level determined based on prior input from our independent compensation consultants and the experience of members of our compensation committee, internal pay equity considerations and the circumstances of our executives’ hirings, including their prior roles and compensation in those roles. The employment agreement, RSU agreement and MIU agreement for Mr. Leav are filed as exhibits to this registration statement. The employment agreement for Mr. Bhamidipati and the offer letter for Ms. Doherty McDonald are also filed as an exhibit to this registration statement.

In addition, following the departure of Mr. Berry, our former Chief Financial Officer, and prior to Mr. Bhamidipati’s start date, Ashish Agarwal (our Senior Vice President, Strategy and Corporate Development) served as our interim Chief Financial Officer from March 13, 2020 until September 2, 2020.

Each of Mr. Leav, Ms. Doherty McDonald, and Mr. Agarwal has also made a personal cash investment in Class A Units of Foundation Technology Worldwide LLC since his or her start date.

Industry Background and Competitive Environment

Industry Background

McAfee has been a pioneer and leader in protecting consumers, enterprises, and governments from cyberattacks for more than 30 years with integrated security, privacy and trust solutions. We built our platform through a deep, rich history of innovation and have established a leading global brand. Whether we are securing the digital experience of a consumer who is increasingly living life online, or defending many of the world’s largest enterprises and governments from sophisticated attacks and nation-state threats, McAfee is singularly committed to one mission: to protect all things digital that matter through leading-edge cybersecurity. We live in a digital world. Consumers are increasingly moving their daily lives online, interacting through multiple devices, networks and platforms, and leveraging technology in nearly every aspect of their lives. This shift is most noticeable in the way individuals are working, banking, socializing, consuming, and paying, leading to a proliferation of digital touchpoints and applications. Remote work and increasing work from home arrangements are driving a pronounced convergence of work and personal life. While people expect effective and frictionless security at work and in their personal lives, this lifestyle shift has been accompanied by a more challenging threat landscape and an increase in points of vulnerability, risking individuals’ privacy, identity, data and other vital resources. Similarly, enterprises embracing employee mobility, work from home strategies, bring your own device, and greater cloud adoption have seen the attack surface broaden and network perimeter dissolve. These drivers have led to a rapid increase in the number of workloads across endpoints and industries, making it challenging for enterprises to monitor and protect all of their workloads and applications and increasing the importance of the consumer in making security decisions for their converged digital lives.

Competitive Hiring Environment

Cybersecurity is a fast-paced and competitive industry experiencing a widely-reported shortage of skilled talent and leadership in the face of high and increasing demand. We compete for executive talent with many other cybersecurity companies, large and small. Some of our competitors are publicly-traded and are therefore able to offer equity compensation to their executives that is more liquid than the equity compensation we offer to our executives. Additionally, we compete for executive talent in geographic areas, such as Silicon Valley, and in related industries, such as software development and artificial intelligence, in which talented executives are in high demand, resulting in an increasingly competitive environment for attracting and retaining executive talent. Given the unique skillset required of our executive team as well as competition from industries beyond cybersecurity for our executives, we offer competitive compensation that accounts not only for these external factors but also for our status as a privately-held company.

Philosophy and Objectives of our Executive Compensation Program

Our global compensation philosophy is to compensate employees competitively, fairly and based on performance to incentivize actions that support achievement of our business objectives and equityholder value appreciation. To that end, we are constantly monitoring the integrity and functionality of our executive compensation program and refining it as we deem appropriate. Equitable pay practices are critical to our culture. During 2019, we continued our cybersecurity industry-leading efforts to review and bring about global pay parity, which we define as fair and equal pay for employees in the same job, level, and location, controlling for pay differentiators such as performance, tenure and experience. As part of our ongoing review of pay practices, we have engaged in extensive audits covering 45 countries and nearly 7,000 employees because we believe that every employee should be compensated fairly and equally for his or her individual contribution to the company.

Consistent with our global compensation philosophy, our goal has been to implement an executive compensation program that drives results and that is built upon our long-standing executive compensation philosophy and objectives, as outlined below:

•	Attract and retain talent—structure executive compensation to be market competitive to attract and retain top talent and high potential employees;

•	Pay-for-performance—empower, reward, and incentivize high performing employees for achieving, key financial, strategic, and operational goals both over the near and long-term; and

•	Align executive goals and compensation with equityholder interests—link compensation to measurable results tied to equityholder valuation appreciation.

Key Features of Our Executive Compensation Program

Our executive compensation program includes the following practices, each of which our compensation committee believes reinforces our executive compensation philosophy and objectives:

We have followed good governance practices in our executive compensation practices by:

•	Providing a significant percentage of target annual cash compensation delivered in the form of variable compensation tied to performance

•	Using simple and common performance measures that we believe are core drivers of the Company’s operational performance and equityholder value appreciation

•	Emphasizing future pay opportunity through equity awards, which represent a significant component of compensation

•	Using multi-year vesting for equity compensation, which requires our executive officers to hold sufficient unvested equity value to provide a meaningful retention incentive

•	Using comparable market data to assess the competitive market position of our executive compensation program

•	Engaging independent outside consulting firms to validate market practices and trends for our industry

•	Not providing tax gross-ups on change in control benefits

•	Not providing excessive executive perquisites

•	Not offering a defined benefit pension plan for our executives

•	Not repricing profits interests or other “appreciation” awards

Decision-making Responsibility

Our compensation committee oversees our executive compensation program. All members of our compensation committee are employees of one of our equityholders (or their affiliates): TPG and Intel. As employees of our equityholders, we believe that each member brings a perspective aligned with our equityholders regarding executive compensation determinations.

Our compensation committee considers the views and recommendations of management, in particular those of our Chief Executive Officer and our Chief People Officer, in making decisions regarding executive compensation. Among other things, our Chief Executive Officer makes recommendations about executive performance, annual base salary levels, annual incentive targets, and payout levels and long-term incentive grants for our named executive officers (other than for himself).

During fiscal 2019, our compensation committee convened three meetings in which executive compensation matters were discussed and acted by written consent on three other occasions. Pursuant to the terms of our compensation committee charter as in effect prior to February 2019, our compensation committee did not have exclusive authority to approve decisions regarding key executive compensation matters. As a result, until that time, our compensation committee made recommendations regarding key executive compensation decisions to our board, which considered and approved those determinations during its regular quarterly meetings or through unanimous written consent. In February 2019, our board approved changes to our compensation committee charter that generally give our compensation committee greater authority to approve certain executive compensation decisions without requiring approval of the full board. After that time, our compensation committee generally acted on executive compensation matters independently.

Compensation Setting Process

Independent Compensation Consultants

In fiscal 2019, we continued to engage Compensia, a nationally known compensation consulting firm, to serve as an independent advisor to our compensation committee on executive compensation matters. In late 2018, Compensia assisted our compensation committee with an evaluation of the competitiveness of the Company’s existing executive compensation program and assisted in developing recommendations regarding executive compensation adjustments for fiscal 2019.

In fiscal 2018, we separately engaged Radford, a division of Aon plc, which is a nationally known professional services firm that specializes in collecting and analyzing compensation information, to provide input to our compensation committee on the design of the Company’s long-term incentive program.

Market Comparison

For fiscal 2019, our compensation committee considered market pay practices when setting compensation for executive officers. Our compensation committee uses market data to assess the overall competitiveness and reasonableness of the compensation elements and the Company’s overall executive compensation program. As a starting point, we assess the competitive market of our peer group on each of base salary and target annual cash incentives for our executive officers, which when combined would result in a target total direct compensation approximating the 50th percentile to 75th percentile of our peer group, though from time to time other factors described below may result in compensation elements falling outside these ranges. In assessing the competitive market, we use survey data from the peer group noted below as the primary market data source, with proxy peer group data providing a supplemental viewpoint.

Our compensation committee believes that compensation decisions are complex and require a deliberate review of Company performance, market compensation levels, and other factors it deems relevant in a given situation. Accordingly, while our compensation committee uses the above market percentiles as a guiding point, the factors that may influence the amount of compensation awarded include, but are not limited to:

•	Market competition for a particular position;

•	Internal pay equity considerations;

•	Experience and past performance inside or outside the Company;

•	Role and responsibilities within the Company;

•	Long-term potential with the Company;

•	Personal performance and contributions; and

•	Business conditions.

Our compensation committee believes that the Company’s executive compensation peer group should reflect the markets in which the Company competes for business and executive talent. Accordingly, the Company’s peer group consists of peer companies that we believe are our most direct cybersecurity and business competitors, and software companies that are roughly comparable to the Company in terms of headcount, revenue, and enterprise value. We believe these comparisons provide us with a valuable window into the executive pay practices of companies similar to us, and we seek to use information about their compensation levels whenever available to us. As a result of these similarities, we view the companies in the custom peer group below as those that are mostly likely to compete with us for executive talent. We do not pre-screen members of our peer group for their compensation levels or practices. Our compensation committee, together with Compensia and our management team, expects to periodically re-evaluate and revise our selection criteria and list of peer companies, as it deems appropriate.

After soliciting input from Compensia, our compensation committee selected the following peer companies for purposes of our fiscal 2018 executive compensation program, which we continued to use as our peer group during fiscal 2019:

CA Technologies(1)	Cadence Design Systems	Carbon Black

Citrix Systems	F5 Networks	FireEye

ForeScout Technologies	Fortinet	Juniper Networks

Open Text	Palo Alto Networks	Proofpoint

Red Hat	ServiceNow	Splunk

Symantec	Synopsys

(1)	The compensation information used for benchmarking purposes regarding CA Technologies related to the period prior to its November 5, 2018 acquisition by Broadcom Inc.

Elements of Compensation

Consistent with our pay-for-performance philosophy and executive compensation program objectives described above, in determining the fiscal 2019 adjustments to executive compensation levels discussed below, our compensation committee considered each named executive officer’s role and responsibilities, personal performance and contributions, business performance and conditions, overall job market conditions, internal pay equity, and competitive market data.

The following is a discussion of the primary elements of the compensation for each of our named executive officers.

Annual Base Salary

Annual base salary is one element of the cash compensation that we provide to our named executive officers and is determined by the core contributions each executive is expected to make and the specific requirements for each named executive officer’s role. As noted above, we generally consider how a named executive officer’s base salary contributes to their total target direct compensation, and its resulting positioning as compared to our peer group. Under this construct, we place more emphasis on performance-linked elements of total direct compensation as we believe annual incentive pay provides a stronger connection between pay and performance.

In connection with our annual compensation review for fiscal 2019, we reviewed the annual base salaries of the named executive officers. As part of that review, our former Chief Executive Officer, in collaboration with our Chief People Officer, made recommendations to our compensation committee regarding annual base salary levels of our named executive officers (other than himself) and any adjustments. Recommendations were based on market considerations (including base salary levels relative to our peers described above) and a holistic assessment of the named executive officer’s performance over the prior year. Our compensation committee followed a similar process in determining our Chief Executive Officer’s annual base salary. As a result of this review, our compensation committee recommended, and our board approved, an increase in Mr. Young’s annual base salary in fiscal 2019 from $725,000 to $800,000 and in Mr. Berry’s annual base salary in fiscal 2019 from $475,000 to $500,000, in each case, effective January 1, 2019, to further align their compensation with the competitive market. As described below, Mr. Berry’s annual base salary was further increased to $600,000 effective August 16, 2019. In connection with our annual review, no changes were made to the annual base salaries of Messrs. Giamatteo, Kulkarni, or Hicks. Mr. Kulkarni and Mr. Hicks both joined us in the second half of fiscal 2018 and their annual base salaries were determined at that time in a similar manner and with special consideration given to the need to secure their hires in light of their preexisting compensation arrangements, alternative employment opportunities, the competitive market, and internal pay equity.

Our compensation committee and board may also adjust annual base salaries of our named executive officers at other times during the year in connection with promotions, increased responsibilities or to maintain market competitive compensation levels but did not do so in fiscal 2019 (except with respect to Mr. Berry, as described above). The table below sets forth the 2019 annualized base salary level for each of our named executive officers as of the end of fiscal 2019:

Named Executive Officer	2019 Base Salary at Year-End
Christopher Young	$800,000
Michael Berry	$600,000
John Giamatteo	$650,000
Terry Hicks	$650,000
Ashutosh Kulkarni	$600,000

Annual Incentives

Our executive compensation program ties a substantial portion of the cash compensation that our executives are eligible to receive directly to the Company’s performance. We believe our annual incentive plan (“AIP”) is an integral component of our overall executive compensation program because, as a private company during fiscal 2019, our equity awards were illiquid. We also believe that a competitive incentive program is essential to attracting, retaining, and motivating talented leaders. Our AIP is linked to the achievement of certain individual and company goals that we believe are important for our short-term and long-term success and are key to driving increases in the value of the Company. Payouts under our AIP are based on the Company’s performance and our executives’ performance against Company and executive goals, respectively, with the AIP funding only if the Company’s performance exceeds threshold goals relating to annual gross revenues, annual business segment bookings, and annual adjusted EBITDA, as described below.

Setting the Annual Incentive Target Opportunity

Each of our named executive officers participates in our AIP and is eligible to receive a cash-based annual incentive at a target level that is based on a percentage of the officer’s annual base salary. These annual incentive targets are prorated for any changes in annual base salary during the fiscal year and for any partial years of service. After reviewing our named executive officers’ total on-target earning opportunities, Mr. Young’s annual incentive target for fiscal 2019 was increased from $880,000 to $1,200,000 and Mr. Berry’s annual incentive target was increased from $475,000 to $500,000. As described below, Mr. Berry’s annual incentive target was further increased to $650,000 effective August 16, 2019. No adjustment was made to the AIP target awards for Messrs. Giamatteo, Hicks, or Kulkarni. In determining the adjustments for Messrs. Young and Berry, our compensation committee considered the competitive market, internal pay equity, and the roles and responsibilities for each position. For fiscal 2019, our named executive officers’ annual incentive target opportunities were as follows:

Named Executive Officer	Target Annual Incentive (1)
Christopher Young	$1,200,000
Michael Berry	$556,727
John Giamatteo	$850,000
Terry Hicks	$750,000
Ashutosh Kulkarni	$600,000

(1)

Amounts in this column reflect the annual incentive targets for fiscal 2019. Mr. Berry’s annual incentive target reflects a blended target based on the mid-year change in his annual incentive target described above.

AIP Pool Funding and Attainment

For fiscal 2019, our compensation committee and board established an AIP pool for all participants in our AIP, including our named executive officers, and the performance metrics and goals for our fiscal 2019 AIP. The initial target funding for this pool was equal to the aggregate amount that would be payable to all AIP participants if each participant received his or her full annual incentive target, subject to achievement of financial metrics, adjustment for new hires, changes in status, and changes in participant compensation as provided in the AIP. For fiscal 2019, the AIP pool was funded based on achievement of an annual adjusted EBITDA target (50% weighting), annual business segment bookings targets (30% weighting) and annual gross revenue target (20% weighting) , calculated on a constant currency basis (i.e., calculated assuming no changes in the currency exchange rates from budgeted currency exchange rates). For annual business segment bookings, AIP participants are assigned to the Consumer business segment, the Enterprise business segment or McAfee overall (consisting of both the Consumer and Enterprise business segments), depending on the participant’s role within McAfee.

Under the AIP design, each of the minimum annual gross revenue, minimum annual business segment bookings and minimum annual adjusted EBITDA goals had to be achieved for any portion of the AIP pool to be funded. Our compensation committee selected annual gross revenue, annual business segment bookings and annual adjusted EBITDA as the AIP targets as each measure was viewed as supportive of the Company’s growth imperatives and long-term equityholder value appreciation and with a view toward balancing financial metrics to capture both top-line and bottom-line growth. Our compensation committee introduced the annual business segment bookings component to the AIP (and reduced the weighting of annual gross revenue from 50% for fiscal 2018 to 20% for fiscal 2019) in order to better align the AIP for senior executives associated with one of our business segments (i.e., Consumer or Enterprise) with other cash bonus programs that apply to employees in those units. Each of the fiscal 2019 AIP metrics is described below.

Financial Metric	Description
Annual Adjusted EBITDA	Annual Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding the impact of amortization of intangible assets, equity-based compensation expense, interest expense and other, net, provision for income tax expense, foreign exchange (gain) loss, net, and other costs that we do not believe are reflective of our ongoing operations, and excluding the impact of depreciation expense and other non-operating costs (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), and further adjusted to eliminate the impact of purchase accounting, capital expenditures; capitalized software expenses and other revenue that we not believe is reflective our ongoing operations.
Annual Business Segment Bookings	Annual business segment bookings are a non-GAAP financial measure, which are defined as contractual commitments for McAfee to provide subscription and/or professional services to a customer over a contractual term.

Financial Metric	Description

Annual Gross Revenue	Annual gross revenue is a non-GAAP financial measure that represents our revenue recognized from contracts with customers before reductions to revenue for returns reserves and consideration to customers, including rebates, revenue share, product placement fees and marketing development funds.

The funding of the AIP pool increases or decreases for achievement above or below the target achievement level, subject to minimum achievement levels of 80% of the annual adjusted EBITDA target, 80% of annual business segment bookings and 90% of the annual gross revenue target. After all financial metrics are compared to relevant targets (and subject to these minimums), they are weighted as described above and the three weighted metrics are added together. The funding of the AIP pool is then determined by applying a slope of 5x to the resulting percentage (i.e., subject to thresholds described above, for each percentage above or below 100%, the AIP pool funding increases or decreases by 5%), subject to a maximum achievement level of 110% (which results in funding of the AIP pool at 150% of its target level).

Before determining the final AIP pool funding level, our compensation committee and board, with input from our Chief Executive Officer, may then adjust the aggregate pool funding level based upon a combination of Company performance as well as our board’s evaluation of a variety of subjective and objective Company performance metrics. For fiscal 2019, our compensation committee and our board did not adjust the achievement levels with respect to any goal or the aggregate pool funding. Our fiscal 2019 company performance goals, and our levels of achievement of those goals, were as follows:

Performance Metric	Goal	Fiscal 2019 Actual	Percentage Achieved
Annual Gross Revenue(1)	$2,784,546,510	$2,833,142,575	101.7%
Annual Adjusted EBITDA(1)	$643,903,288	$793,916,727	123.3%
Annual Business Segment Bookings (McAfee corporate)(1)(2)	$3,044,010,261	$2,982,607,293	98.0%
Annual Business Segment Bookings (Consumer business segment)(1)(3)	$1,484,024,341	$1,516,623,528	102.2%
Annual Business Segment Bookings (Enterprise business segment)(1)(4)	$1,559,985,920	$1,465,983,765	94.0%

(1)	Calculated for AIP purposes only.
(2)	Relevant for Messrs. Young and Berry.
(3)	Relevant for Mr. Hicks.
(4)	Relevant for Messrs. Giamatteo and Kulkarni.

After the AIP pool has been funded, individual incentives for each of our named executive officers were then determined by applying the relevant AIP pool funding percentage for the named executive officer to his individual incentive target, with 50% of the funded amount paid to the named executive officer based on achievement of the financial targets described above (including the applicable annual business segment bookings measure) and the remaining 50% of the funded amount paid to him based on a discretionary assessment of his individual performance relative to predetermined operational and strategic goals. Based on individual performance, a named executive officer was eligible to earn 50% to 150% of the total funded AIP amount.

For our named executive officers, individual goals related to our financial and operational performance, as well as adding new portfolio offerings, building out existing offerings, sales transformation, consumer initiatives, business optimization and driving a diverse and inclusive culture. These operational and strategic goals were designed to be challenging but achievable with strong management performance. The process of determining individual AIP payouts is illustrated by the following:

Following the end of the year, each of our named executive officers assessed his performance against his individual performance goals for the fiscal year. Following the end of fiscal 2019, Mr. Leav, our President and Chief Executive Officer reviewed these self-assessments and the achievement of each named executive officer (other than Mr. Young) and recommended an attainment level for the portion of each named executive officer’s annual incentive tied to individual performance. After reviewing Mr. Leav’s recommendations and these self-assessments, our compensation committee recommended individual performance factors with respect to the portion of the AIP based on individual performance ranging from 0% to 125% of the discretionary employee performance factor for each of our named executive officers. Based on our compensation committee’s recommendation, our board approved the following AIP payouts:

Named Executive Officer	Actual Payout ($)
Christopher Young(1)	$1,800,000
Michael Berry	$939,478
John Giamatteo	$637,504
Terry Hicks	$1,265,684
Ashutosh Kulkarni	$1,012,500

(1)	In connection with his termination of employment with McAfee, we agreed to pay Mr. Young’s 2019 AIP payout by applying 100% achievement to his individual performance goals.

Long-Term Incentives

Our board believes that members of senior management should hold a personally significant interest in the equity of the Company to align their interests and the interests of our equityholders. As described below, in furtherance of this philosophy, members of senior management were given the opportunity to invest in the Company and the Company established a profits interest program for senior management.

Profits interest programs are commonly issued by private equity-backed companies and allow participants to share in increases in the equity value of the Company. As described further below, since our separation from Intel, our profits interest program has formed the core of our long-term incentive program. However, we have supplemented profits interests awards with other award types and equity opportunities, including RSUs, and adjusted our overall long-term incentive program over time, in response to retention, internal equity and recruiting considerations. Consistent with practices among similarly situated private equity financed companies, executive officers are generally provided with one or more initial long-term incentive grants upon hire. This initial grant (or these grants) are generally expected to cover a multi-year period; however, executives may be provided an additional long-term incentive grant or grants upon promotion, to maintain market competitiveness, to reward outstanding performance, or to provide for internal parity among similarly-situated executives at the Company. As a result of these significant grants, long-term incentives are the most heavily weighted component of our executive compensation program for named executive officers. This reflects our focus on aligning executive interests with those of our equityholders, supporting a pay-for-performance philosophy, and encouraging executives to take actions that we believe will grow the value of the Company over time. We also believe that long-term equity awards serve an important retentive function and are essential to attract and retain talented leaders in the competitive market in which we operate.

As noted above, we grant larger, up-front equity awards to our executives with long-term vesting schedules. We also provide equity investment opportunities for our senior executives. Because of this, we believe awards we made in the 2017 Successor period and fiscal 2018, as well as our equity investment opportunities, provide important context for understanding our fiscal 2019 equity award practices related to named executives officers.

Investment in the Company

In connection with our separation from Intel in 2017, each of our named executive officers who was then employed was offered the opportunity to purchase Class A Units of Foundation Technology Worldwide LLC at fair market value (which, at the time, was equal to the price paid by our Sponsors). Following the separation from Intel, we have extended a similar investment opportunity to new senior executives. Accordingly, each of the named executive officers have been given this investment opportunity, with Messrs. Young, Berry, and Giamatteo having made a direct investment in our equity. We believe that offering our named executive officers the opportunity to invest in our Company aligns their interests with the interests of our other equityholders, leads them to act as “employee owners” of our Company and allows them to benefit from increases in value that they helped to create. Because the Class A Units purchased by our named executive officers represent investment of personal funds by the executives, these units are not subject to a vesting requirement or reflected in the executive compensation tables below.

2017 Successor period—Initial Equity Awards

In connection with our separation from Intel, we adopted our 2017 Management Incentive Plan (“2017 Plan”). Our 2017 Plan permits us to grant several types of awards, but our grants to named executive officers have generally been in the form of MIUs of Foundation Technology Worldwide LLC, which are appreciation-based awards that are intended to be characterized as profits interests for federal income tax purposes, and RSUs that are generally payable in Class A Units of Foundation Technology Worldwide LLC. MIUs and Class A Units each represent an equity interest in Foundation Technology Worldwide LLC; however, the MIU grants have what is called a “return threshold” based on the value assigned to a Class A Unit at the time of the MIU grant. Much like a stock option shares in equity appreciation above an exercise price, the MIUs only share in equity appreciation above the return threshold. This places the MIU grants in a secondary position to the Class A Units in that for any event in which the equity is valued and paid out, holders of the MIU grants are paid only if an amount at least equal to the return threshold has first been allocated to the Class A Units. The Class A Units and the MIU grants share equally in valuation amounts, if any, above the return threshold.

Fiscal 2018 Equity Awards

In fiscal 2018, our compensation committee reviewed the structure and effectiveness of our equity compensation program, taking into account our compensation philosophy, the goals of our executive compensation program, our historic and anticipated burn rate, levels of executive equity ownership and how those levels relate to our peer group. As a private equity-backed company, our equity compensation program is not readily comparable to programs of our public peers because both the timing and form of our equity awards are different than those of our peers.

In assessing the competitiveness of our equity compensation program in fiscal 2018, our compensation committee, with input from Compensia, estimated the four-year value of long-term equity awards granted by our peer companies by position, assuming one larger “new hire” grant (which generally was valued at one and one-half times the value of the annual awards) and annual awards thereafter, and taking into account only the portion of the annual awards that are scheduled to vest during this four-year period. Our compensation committee then compared the value determined by using this methodology to the value of the equity awards held by our executives holding the same or similar positions over this same time period, based on the projected value of our equity awards at the end of the four-year period. Using this methodology, we generally aimed to provide our executives with target payouts from their equity awards that would deliver two and a half to three times the value of equity awards granted at the 60th percentile of our custom peer group over a four-year period (“peer group multiple”).

In the 2017 Successor period, other than the Intel replacement awards discussed above, our grants under our long-term incentive program to our most senior executives were in the form of MIUs. In fiscal 2018, we also reassessed the mix of award types used under our executive compensation program based on analysis provided to our compensation committee by Radford regarding the equity grant practices of our peers. As a result of that analysis, following the fiscal 2018 annual grants, we began providing a mix of MIUs and RSUs to our executive officers, targeting that 75% of target value would be provided by MIUs, with the remaining 25% of the target value provided in the form of RSUs.

In fiscal 2018, we granted equity awards to Messrs. Berry and Giamatteo in the form of additional MIUs to further align their incentive equity ownership with our peer group multiple and to encourage retention. In addition, in connection with his promotion in June 2018, we granted Mr. Giamatteo RSUs and additional MIUs to reflect the competitive market for compensation for his position as well as to recognize Mr. Giamatteo’s increased roles and responsibilities within the Company. In connection with their hires, Messrs. Hicks and Kulkarni were granted MIUs and RSUs. In determining the size and form of these awards, our compensation committee considered the peer data described above, each executive’s targeted position relative to the market and our other executives, as well as, for Messrs. Hicks and Kulkarni, their preexisting compensation arrangements and alternative employment opportunities. The equity awards granted to our named executive officers during fiscal 2018 are summarized below:

Named Executive Officer	MIUs	RSUs
Michael Berry (Annual Grant)(1)	73,548	—
John Giamatteo (Annual Grant)(2)	124,110	—
John Giamatteo (Promotion Grant)	114,822	69,140
Terry Hicks (New Hire Grant)	397,457	75,000
Ashutosh Kulkarni (New Hire Grant)	311,341	58,750

(1)	Granted in fiscal 2018 in connection with the fiscal 2019 annual compensation review.
(2)	Granted in fiscal 2018 in connection with the fiscal 2018 annual compensation review.

The awards granted to our named executive officers in fiscal 2018 generally vest 50% based on continued employment over four years and 50% based on achievement of specified investment returns, while the promotion RSU grant to Mr. Giamatteo vests based on his continued employment over three years.

Fiscal 2019 Equity Awards

In fiscal 2019, we granted RSUs to Messrs. Berry, Hicks, and Kulkarni in connection with our annual executive compensation review process. Consistent with our compensation philosophy and processes described above, the compensation committee made these awards based on its review of compensation practices among our peer companies and the executives’ performance in fiscal 2019. In addition, RSUs were granted to Messrs. Giamatteo, Hicks, and Kulkarni as part of an adjustment related to a distribution made to our equityholders. The grant of additional RSUs maintained the same value of the holder’s aggregate RSU holdings as of immediately prior to and immediately following the distribution.

The equity awards granted to our named executive officers during fiscal 2019 are summarized below:

Named Executive Officer	RSUs
Michael Berry (Success Grant)(1)	72,318
John Giamatteo (Distribution Adjustment Grant)(2)	10,842
Terry Hicks (Annual Grant)(3)	22,222
Terry Hicks (Distribution Adjustment Grant)(2)	14,702
Ashutosh Kulkarni (Annual Grant)(3)	44,444
Ashutosh Kulkarni (Distribution Adjustment Grant)(2)	11,516

(1)

In August 2019, as a reflection of Mr. Berry’s leadership and contributions to our financial success, Mr. Berry received the RSUs described above. Mr. Berry forfeited 63,279 of these RSUs upon his resignation.

(2)	Reflects “make whole” RSU grants in connection with a distribution made to our equityholders during fiscal 2019.
(3)	Granted in fiscal 2019 in connection with the fiscal 2020 annual compensation review.

Other than the “make whole” grants referenced above (which vest on the same basis as the awards to which they relate), the awards granted to our named executive officers in fiscal 2019 generally vest based on continued employment over four years.

Sign-On and Retention Bonuses

Our compensation committee may elect to award special bonuses as it deems appropriate for recruitment, retention, or incentive purposes. Our compensation committee determines the level of the bonuses as well as the specific terms based on its review of the competitive market, including compensation offered by competing employers, as well as compensation to be forfeited by the executive upon joining the Company.

During fiscal 2018, Mr. Giamatteo became eligible to receive retention bonuses totaling $1,500,000, payable in three $500,000 increments on June 1st in each of 2019, 2020 and 2021 if he remained in continuous service with us through the applicable payment date. In fiscal 2019, Mr. Giamatteo was paid $500,000 under this arrangement. Pursuant to the terms of his employment offer letter, in fiscal 2019, Mr. Kulkarni received two installments of his retention bonus: $1,000,000 in February 2019 and $800,000 in August 2019.

Employee Benefits

Employee health and wellbeing are of great importance to us, therefore ensuring our benefits remain highly competitive is a key focus for McAfee. We continuously review our benefit offerings with the goal of providing competitive benefits that have our employees and their unique family needs in mind. In addition to standard medical and retirement offerings, we offer on a global basis benefits like tuition reimbursement programs, domestic partner coverage and other family-friendly initiatives. We strive to maintain market competitive employee benefits to attract and retain top talent. Our named executive officers are eligible to participate in our broad-based employee benefit plans on the same terms as our other salaried U.S.-based employees, including our 401(k) retirement plan and our health and welfare benefit plans.

We also provide a nonqualified deferred compensation plan, the McAfee Nonqualified Deferred Compensation Plan (the “NQDC Plan”). The NQDC Plan provides a vehicle for additional deferred compensation with discretionary matching contributions from the Company. We believe that this type of plan is consistent with competitive pay practices and is an important element in attracting and retaining talent in a competitive market. Please see “—Nonqualified Deferred Compensation for Fiscal 2019” and accompanying narrative disclosure for further information regarding the NQDC Plan.

Perquisites and Executive Benefits

We offer limited perquisites and executive benefits to our named executive officers, including financial planning services and enhanced business travel benefits. While we generally weight executive compensation heavily toward total direct compensation (and particularly performance-based compensation), we believe the modest costs associated with these perquisites and benefits enhance executive retention.

Employment Arrangements

The Company generally executes an offer of employment before an executive joins the Company and, if applicable, will generally provide an updated offer of employment at the time of promotion. This offer describes the basic terms of the executive’s employment, including his or her start date, starting salary and bonus target. As discussed below, in some cases, the offer letters will include certain severance protections. The terms of the offer and promotion letters are based on competitive market data, including compensation that would be paid by a competing employer or forfeited upon separation from the executive’s prior employer. During fiscal 2019, in recognition of his leadership and contributions to our financial success, we entered a letter agreement with Mr. Berry pursuant to which his annual base salary was increased from $500,000 to $600,000 and his AIP target was increased to $650,000, in each case, effective August 16, 2019. This letter also entitled Mr. Berry to the RSU grant described above.

Employment agreements, offer letters and other letter agreements with our named executive officers that were entered into prior to fiscal 2019 remained in effect during fiscal 2019, and are described further below.

Severance and Change in Control Arrangements

As described in further detail under “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” below, we entered into employment or letter agreements with certain of our named executive officers that provide for severance benefits in the event their employment is terminated in certain circumstances and provide change in control benefits related to their equity awards. We believe that reasonable severance and change in control benefits are appropriate in certain circumstances to attract and retain top talent.

2020 Employment Arrangements with Mr. Leav and Mr. Bhamidipati

Employment Agreement with Mr. Leav

In connection with his commencement of employment as our President and Chief Executive Officer, Mr. Leav entered into an employment agreement that became effective on February 3, 2020. His employment agreement provides him with an annual base salary of $900,000, a target bonus equal to 150% of his annual base salary and an entitlement to participate in our employee benefit plans and programs made available to executive level employees. Pursuant to his employment agreement, he was also granted 468,614 RSUs and 312,409 MIUs with a return threshold of $34.57 per unit, and he purchased 14,464 Class A Units.

If we terminate Mr. Leav’s employment without cause (as defined in the employment agreement) or if Mr. Leav resigns for good reason (as defined in the employment agreement), in either case, other than within two years following a change in control, Mr. Leav would be entitled to: (i) a sum equal to one and one-half times his then current annual base salary plus target bonus, payable over an 18-month period; (ii) any earned but unpaid annual bonus related to the completed fiscal year preceding the fiscal year in which termination of employment occurs, payable in accordance with regular payroll practices; (iii) an annual bonus for the year in which the termination date occurs, with payment based on actual performance during the year of termination, pro-rated to reflect the number of days during the bonus year in which Mr. Leav was employed by us, payable in accordance with regular payroll practices; and (iv) provided that Mr. Leav timely elects under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), a COBRA subsidy that, on an after-tax basis, is equal to the employer-paid portion of the premium equivalent for active employees who elect the same type of coverage during the 18-month period that follows his termination of employment (or, if earlier, the time at which he becomes eligible for group health coverage from another employer), payable on a monthly basis during such period. In the event such a termination of employment occurs during the two-year period following a change in control, Mr. Leav would be entitled to the same payments (subject to the same requirements), except that the severance multiplier would be two (rather than one and one-half) and would be paid over a 24-month period (instead of an 18-month period), and the COBRA subsidy would paid for up to 24 months (instead of 18 months). In addition, in each case, Mr. Leav would also be entitled to: (i) any earned but unpaid base salary accrued through the date of termination; (ii) unreimbursed business expenses; and (iii) employee benefits, if any, to which Mr. Leav or his dependents may be entitled under the employee benefit plans or programs of the Company (“Mr. Leav’s Accrued Rights”).

Upon a termination of employment due to Mr. Leav’s death or disability, he would be entitled to: (i) Mr. Leav’s Accrued Rights; (ii) any earned but unpaid annual bonus related to the completed fiscal year preceding the fiscal year in which termination of employment occurs, payable in accordance with regular payroll practices; and (iii) an annual bonus for the year in which the termination date occurs, with payment based on actual performance during the year of termination, pro-rated to reflect the number of days during the bonus year in which Mr. Leav was employed by the us, payable in accordance with regular payroll practices.

Upon a resignation without good reason or a termination for cause, Mr. Leav would be entitled only to Mr. Leav’s Accrued Rights.

Mr. Leav’s receipt of the severance payments described above (other than Mr. Leav’s Accrued Rights) are subject to his signing (and not revoking) a release of all claims against us and that he continue to comply with the limited liability company agreement of Foundation Technology Worldwide LLC, the 2017 Plan, the award agreements governing the awards granted under the 2017 Plan, his subscription agreement, and his employment agreement, the latter of which includes a covenant not to compete with us or to solicit our customers or employees during and, subject to certain limitations, for 18 months following his employment with us, as well as a perpetual confidentiality covenant.

In addition, any compensation paid to Mr. Leav is subject to recoupment to the extent required by law, the limited liability company agreement of Foundation Technology Worldwide LLC, the 2017 Plan, the award agreements governing the awards granted under the 2017 Plan, his subscription agreement, any clawback policy we adopt, or the requirements of the exchange on which the shares of an affiliate of ours are listed.

Employment Agreement with Mr. Bhamidipati

In connection with his commencement of employment, Mr. Bhamidipati entered into an employment agreement, effective September 2, 2020, that provides him with an annual base salary of $650,000, a target annual bonus equal to 100% of his annual base salary and an entitlement to participate in our employee benefit plans and programs made available to executive level employees. Pursuant to his employment agreement, he was also granted 200,000 RSUs and 200,000 MIUs with a return threshold of $34.57 per unit.

If we terminate Mr. Bhamidipati’s employment without cause (as defined in his employment agreement) or if Mr. Bhamidipati resigns for good reason (as defined in his employment agreement), Mr. Bhamidipati would be entitled to: (i) a sum equal to his then current annual base salary plus target annual bonus, payable over a 12-month period and (ii) provided that Mr. Bhamidipati timely elects COBRA, monthly COBRA enrollment premiums that are equal to the employer-paid portion for active employees who elect the same type of coverage during the 12-month period that follows his termination of employment (or, if earlier, the time at which he becomes eligible for group health coverage from another employer), payable directly to our COBRA provider. In addition, if we terminate Mr. Bhamidipati’s employment without cause, Mr. Bhamidipati would be entitled to any earned but unpaid annual bonus related to (i) the fiscal year on which the termination date occurs if Mr. Bhamidipati was employed through the end of the third quarter of such fiscal year, or (ii) the completed fiscal year preceding the fiscal year in which termination of employment occurs, in each case based on actual performance for the applicable fiscal year and payable in accordance with regular payroll practices. In each case, Mr. Bhamidipati would also be entitled to: (i) any earned but unpaid base salary accrued through the date of termination; (ii) unreimbursed business expenses; (iii) any earned and unused vacation; and (iv) employee benefits, if any, to which Mr. Bhamidipati, Mr. Bhamidipati’s estate, or his dependents may be entitled under the employee benefit plans or programs of the Company (“Mr. Bhamidipati’s Accrued Rights”).

Upon a termination of employment due to Mr. Bhamidipati’s death or disability, a resignation without good reason, or a termination for cause, Mr. Bhamidipati would be entitled only to Mr. Bhamidipati’s Accrued Rights.

Mr. Bhamidipati’s receipt of the severance payments described above (other than Mr. Bhamidipati’s Accrued Rights) are subject to his signing (and not revoking) a release of all claims against us and that he continue to comply with the limited liability company agreement of Foundation Technology Worldwide LLC, the 2017 Plan, the award agreements governing the awards granted under the 2017 Plan, and the employment agreement, the latter of which includes a covenant not to compete with us or to solicit our customers or employees during and, subject to certain limitations, for 12 months following his employment with us, as well as a perpetual confidentiality covenant.

In addition, any compensation paid to Mr. Bhamidipati is subject to recoupment to the extent required by law, the limited liability company agreement of Foundation Technology Worldwide LLC, the 2017 Plan, the award agreements governing the awards granted under the 2017 Plan, his subscription agreement, any clawback policy we adopt, or the requirements of the exchange on which the shares of an affiliate of ours are listed.

Compensation Changes Related to our IPO

In connection with this offering, we expect to make a number of changes to our compensation policies and plans.

Changes to Certain Equity Incentive Awards

In connection with this offering and the Reorganization Transactions, each of our named executive officers is expected to enter into an equity adjustment agreement that provides for certain adjustments to their equity and equity-based awards issued by Foundation Technology Worldwide LLC, the parent company of our operating subsidiaries prior to the Reorganization Transactions. Under each of these equity adjustment agreements, (i) Class A Units issued to the named executive officer before the completion of this offering (whether purchased directly or issued in connection with the vesting of awards) may, at the election of the applicable named executive officer, be exchanged for Class A common stock, (ii) vested MIUs, including MIUs that become vested following the Reorganization Transactions, may, at the election of the participant but not earlier than January 1, 2021 be exchanged for Class A common stock, (iii) MIUs that are not vested at the time of the Reorganization Transactions will remain outstanding and continue to vest on and be subject to the same terms and conditions that applied prior to the Reorganization Transactions, except for the adjustments described in the following paragraph, (iv) outstanding Management Equity Participation Units (“MEPUs”) and RSUs that by their terms become payable in connection with this offering will generally be settled in shares of Class A common stock, and (v) outstanding MEPUs and RSUs that are not vested as of immediately before the completion of this offering will be converted into restricted stock units in respect of Class A common stock (“Converted RSUs”), and such Converted RSUs will continue to vest on and be subject to the same terms and conditions that applied to the RSU being converted prior to the Reorganization Transactions, except that upon vesting the Converted RSU will generally be settled in Class A common stock.

The portion of any award subject to vesting based on TPG and certain co-investors receiving specified returns will be adjusted so that the vesting is based solely on the returns received by TPG.

Additionally, after the expiration of the lock-up period described above, our named executive officers who are currently employed will be subject to additional transfer restrictions on all MIUs, as well as all Class A Units and Class A common stock that they acquired prior to this offering (or under awards originally granted prior to this offering). Specifically, after the lock-up described above expires, the named executive officers will each be limited to selling the sum of the following on a quarterly basis: (i) 5.0% of vested Class A common stock received in respect of vested equity awards (or upon exchange of vested MIUs or Class A Units as described above), (ii) 5.0% of the shares of Class A common stock the applicable executive is eligible to receive in respect of his or her exchanged of vested Class A Units, and (iii) the shares of Class A common stock the applicable named executive officer is eligible to receive in respect of the exchange of 5.0% of the number of vested MIUs subject to each of the applicable MIU grants to each such executive. Furthermore, on each date on which TPG sells any portion of its shares of Class A common stock, to the extent it would result in the ability sell more shares of Class A common stock than the remaining amounts available for sale as described in the immediately preceding sentence, the applicable named executive officer will be permitted to sell a pro rata portion of such Class A common stock or Class A common stock he or she could receive upon exchange of his or her Class A Units or MIUs, in each case, based on the percentage of Class A common stock and Class A Units sold by TPG.

New 2020 Omnibus Incentive Plan

As described in more detail below, in connection with this offering, we expect to adopt the 2020 Omnibus Incentive Plan (our “2020 Plan”). We anticipate that following this offering, future equity-based incentive awards will be granted under our 2020 Plan and we will no longer make new grants under our 2017 Plan.

IPO Option Grants

In connection with this offering and the Reorganization Transactions,                  holders of MEPUs that have a deemed return threshold that has not been fully satisfied as of immediately prior to this offering are expected to be granted options to purchase Class A common stock (“IPO Restructuring Options”) under our 2020 Plan. The purpose of the IPO Restructuring Options is to allow the recipients to retain awards after the Reorganization Transactions take place that, in the aggregate, provide for the right to participate in future growth of our equity value on a basis that is comparable to the awards they held as of immediately prior to the initiation of the Reorganization Transactions. None of our non-employee directors or named executive officers will be granted IPO Restructuring Options. The IPO Restructuring Options are expected to have an exercise price equal to the price of a share of Class A common stock on the date of grant and are expected to vest on the same schedule as the MEPUs to which the IPO Restructuring Options relate. The total number of IPO Restructuring Options granted in connection with this offering is expected to be                 .

New 2020 Cash Incentive Plan

In connection with this offering, we expect to adopt the 2020 Cash Incentive Plan. We anticipate that following this offering future cash-based incentive awards granted to our executive officers and key employees will be granted under our 2020 Cash Incentive Plan.

New Executive Severance Arrangement

In connection with the Reorganization Transactions we expect to enter into severance agreements (the “New Severance Agreements”) with our current executive officers (other than Mr. Leav) that we believe are more in line with market and industry practice. Under the expected terms of the New Severance Agreements eligible senior management team members (each a “Covered Executive”) will be eligible to receive severance in the event their employment is terminated by the Company without cause (as defined in the New Severance Agreement) or terminates his or her employment with the Company for good reason (as defined in the New Severance Agreement), in either case, at a time other than during the period beginning 3 months prior to, and ending 18 months following, the consummation of a change in control, in an amount equal to the sum of (i) an amount equal to 1.0x the Covered Executive’s base salary and target annual bonus as in effect on the date of the Covered Executive’s termination (or, if higher, the base salary and target annual bonus in effect immediately before any reduction in such amounts which resulted in good reason), payable in substantially equal installments over a period of 12 months after the Covered Executive’s termination of employment in accordance with the Company’s regular payroll practices, and (ii) if the Covered Executive elects continuation coverage under our health plan, a monthly amount equal to the employer portion of the monthly premiums paid under our group health plan (as of the date of the Covered Executive’s termination of employment) for up to 12 months.

Under the New Severance Agreements, in the event a Covered Executive’s employment is terminated without cause (as defined in the New Severance Agreement) or terminates his or her employment with the Company for good reason (as defined in the New Severance Agreement), in either case, during the period beginning 3 months prior to, and ending 18 months following the consummation of a change in control (“Qualifying Change in Control Termination”), the Covered Executive will be eligible to receive severance in an amount equal to the sum of (i) 1.5x the Covered Executive’s base salary and target annual bonus (in each case at the highest level in effect during the 12-month period leading up to the date of the Covered Executive’s termination of employment), payable in a lump sum, (ii) the pro rata portion of the Covered Executive’s annual bonus, based on actual performance for the year in which termination occurs, payable at the time at the time annual bonuses are payable to senior executives of the Company and its affiliates generally, and (iii) if the Covered Executive elects continuation coverage under our health plan, a monthly amount equal to the employer portion of the monthly premiums paid under our group health plan (as of the date of the Covered Executive’s termination of employment) for up to 18 months. Furthermore, in the event of a Qualifying Change in Control Termination, all unvested time-based equity shall accelerate and vest in full as of the date of the Covered Executive’s termination of employment and all performance-based equity granted following our offering shall vest as of the separation date based on target performance or, if higher and if determinable, based on our actual performance through the date of termination of employment, as applicable, in accordance with the documents governing such performance-based equity award.

The payments provided under the New Severance Agreement are in lieu of and will supersede any severance or similar payments or benefits that the Covered Executive may otherwise be entitled to upon termination of the Covered Executive’s employment, but if payments or benefits become payable under the New Severance Agreement and if the severance payments and benefits provided under the Covered Executive’s employment agreement, offer letter, or prior severance agreement (the “Prior Agreement”) remained payable, to the extent such payments and benefits would be greater than the payments and benefits payable under the New Severance Agreement (the “Excess Payments”), the Excess Payments will, subject to terms and conditions of the New Severance Agreement, be payable under the New Severance Agreement but in accordance with the payment schedule that would have applied to them under the Prior Agreement.

All severance payable under the New Severance Agreement is contingent upon the executive officer’s compliance with the restrictive covenants related to non-competition, non-solicitation and no-hire and material compliance with other restrictive covenants that apply to him or her, and his or her execution and non-revocation of a general release of claims.

In addition, each Covered Executive’s New Severance Agreement provides that in the event the Covered Executive’s then unvested time-based equity awards are not continued, assumed or substituted for in connection with a change in control with awards or rights having the same intrinsic value (determined as of the change in control), such time-based equity awards shall vest in full effective as of the change in control.

New Corporate Governance Policies

Equity Ownership Requirements

Each of our executive officers has a significant interest in our equity, whether held directly or as the result of outstanding equity-based awards. Our compensation committee believes that equity ownership by management and non-employee directors aligns executive officer and shareholder interests and accordingly, we expect to adopt equity ownership requirements for our executive officers and the non-employee directors (other than those associated with TPG, Thoma Bravo and Intel) in connection with this offering. Our minimum equity ownership requirements for our executive officers and non-employee directors require holdings of vested equity and equity-based awards with the following values:

Position	Applicable Target
Chief Executive Officer	2.5x of target annual cash compensation
Executive Vice Presidents	1.5x of target annual cash compensation
Employees at the level of Senior Vice President or above who have been designated by our board	1.0x of target annual cash compensation
Non-employee director	$500,000

The value of a share of our capital stock (other than Class B common stock) will be determined based on the average calendar month-end closing price over the 12 calendar months of the calendar year immediately preceding the relevant measurement date. The value of a Foundation Technology Worldwide LLC unit will be based on its implied value determined by applying the foregoing methodology to value a share of Class A common stock (and, where applicable, taking into account any unsatisfied return threshold). A stock option will be valued at the value of the underlying shares of Class A common stock under the foregoing methodology less the applicable exercise price. Any shares that would be withheld or sold to pay any applicable withholding tax upon exercise of an option or delivery of shares shall nonetheless be considered owned for purposes determining an executive officer’s ownership level.

Any executive officer or non-employee director who does not meet or exceed the foregoing requirements will be subject to a 50% retention requirement that restricts the sale by such executive officer or non-employee directors’ equity. The retention requirements do not apply to equity that was vested prior to our initial public offering, or shares withheld or sold to satisfy tax or exercise price payment obligations. Each executive officer is required to achieve the applicable level of ownership by the 5th anniversary of the date on which he or she was first employed. An executive officer who due to a promotion becomes subject to a higher level of ownership is required to achieve such higher level of ownership within 18 months of the date of such promotion (and during such one-year period shall continue to be subject to the ownership requirements previously applicable). Each covered non-employee director is required to achieve the applicable level of ownership by the 4th anniversary of the date on which he or she was first appointed.

Once the requisite level has been achieved, ownership of the required amount must be maintained for as long as the individual remains subject to the minimum equity ownership requirements, except that an executive officer or non-employee director will not be considered out of compliance if the value of his or her equity declines between one measurement date and the next so long as he or she brings himself or herself into compliance by the subsequent measuring date.

Summary Compensation Table for Fiscal 2019

The following table provides information regarding the compensation earned by our named executive officers for fiscal 2019 and 2018.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-equity Incentive Plan Compensation ($)(4)	Nonqualified Deferred Compensation Earnings(5)	All Other Compensation ($)(6)	Total ($)
Christopher Young Chief Executive Officer	2019	800,000	—	—	1,800,000	—	56,000	2,656,000
	2018	725,000	—	—	1,047,206	—	25,815	1,798,021

Michael Berry Executive Vice President and Chief Financial Officer	2019	537,500	—	2,500,033	939,478	—	5,500	3,982,511
	2018	475,000	—	542,851	607,644	—	8,505	1,634,000

John Giamatteo President and Chief Revenue Officer, Enterprise Business Group	2019	650,000	500,000	291,494	637,504	—	29,642	2,108,640
	2018	575,625	500,000	4,806,293	858,424	—	10,010	6,750,352

Terry Hicks Executive Vice President, Consumer Business Group	2019	650,000	—	768,215	1,265,684	—	3,885	2,687,784
	2018	103,409	160,000	4,560,708	139,377	—	2,167	4,965,661

Ashutosh Kulkarni Executive Vice President and Chief Product Officer, Enterprise Business Group	2019	600,000	1,800,000	1,536,429	1,012,500	—	50,596	4,999,525
	2018	122,917	1,000,000	3,572,551	148,669	—	2,986	4,847,123

(1)

Amounts reported in this column reflect the base salaries earned during fiscal 2019 and 2018, as applicable. The base salary for Mr. Berry was prorated in fiscal 2019 to reflect the mid-year changes in his base salary rate and our payroll periods. The base salaries for Messrs. Kulkarni and Hicks were prorated in fiscal 2018 to reflect their mid-year employment commencement dates with the Company.

(2)

The amounts reported in this column for Mr. Giamatteo in fiscal 2018 and 2019 represent two installments of a one-time recognition bonus paid in connection with his promotion in June 2018. The amounts reported in this column for Messrs. Kulkarni and Hicks in fiscal 2018 represent sign-on bonuses paid in the applicable year in connection with the commencement of their employment with the Company. The amount reported in this column for Mr. Kulkarni in fiscal 2019 represents two installments of a one-time retention bonus. Please see “Compensation Discussion and Analysis” above for further information regarding the bonuses that were paid in fiscal 2019.

(3)

Amounts reported in this column reflect the aggregate grant date fair value of RSUs and MIUs awarded in fiscal 2018 and 2019, as applicable, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation and, in the case of the performance-based awards, calculated based on the probable level of achievement of the underlying performance conditions. Because the performance conditions applicable to the performance-based awards included market-based vesting conditions outside of the control of the Company, the grant date fair value of the awards based on the probable level of achievement of the performance conditions was zero under applicable accounting rules. Assuming satisfaction of the underlying performance conditions, the grant date fair value of the fiscal 2018 performance-based awards would be as follows for each of the recipient named executive officers: Mr. Berry, $247,489; Mr. Giamatteo, $804,006; Mr. Hicks, $2,964,571; and Mr. Kulkarni, $2,322,247. Excluded from this table are the cash payments of $1,709,001 and $657,506 received by Messrs. Young and Giamatteo, respectively, in fiscal 2018 with respect to their forfeited Intel awards as such amounts were accounted for under FASB ASC Topic 718 and would be considered fiscal 2017 compensation under SEC executive compensation disclosure rules, and 14,702 RSUs granted to Mr. Hicks and 11,516 RSUs granted to Mr. Kulkarni, in each case, in connection with our June 2019 distribution, which were treated as adjustments to previously granted awards and did not result in any incremental charge under FASB ASC Topic 718 for 2019 or any prior fiscal year. Mr. Giamatteo also received 10,842 RSUs in connection with our June 2019 distribution as an adjustment to his June 2018 RSU grant but due to a provision of his June 2018 promotion letter allowing him certain equity sale opportunities, the issuance of those RSUs resulted in a recognition of the grant date fair value shown above. See Note 12 to our consolidated financial statements for a discussion of the relevant assumptions used in calculating these amounts.

(4)

Amounts reported in this column represent cash awards paid to the named executive officers under the AIP. In the case of Messrs. Kulkarni and Hicks, their respective fiscal 2018 AIP pay outs were prorated to reflect their mid-year employment commencement dates. In connection with his termination of employment with McAfee, we agreed to pay Mr. Young’s 2019 AIP payout by applying 100% achievement to his individual performance goals. Please see “Compensation Discussion and Analysis” for further information regarding the AIP.

(5)

While Mr. Young participated in our nonqualified deferred compensation plan (as described below), his fiscal 2019 earnings on his balance were not “above-market” as determined under applicable SEC rules and no amount is required to be disclosed here.

(6)

The amount reported in this column for 2019 consists of (i) 401(k) matching contributions for each of the named executive officers, (ii) financial planning services provided to Messrs. Young and Kulkarni during fiscal 2019, (iii) a nominal points-based recognition program award provided to Mr. Young and (iv) tax reimbursements for Messrs. Young, Giamatteo, Hicks, and Kulkarni of $10,059, $9,500, $155, and $12,451, respectively, associated with executive and spousal attendance at a Company sales event and the points-based recognition program in the case of Mr. Young.

Grants of Plan-Based Awards Table for Fiscal 2019

The following table provides information regarding the possible payouts to our named executive officers in fiscal 2019 under the AIP and the annual equity awards granted in fiscal 2019 to our named executive officers under the 2017 Plan.

		Estimated Possible Payouts Under Non-equity Incentive Plan Awards(1)			Estimated Potential Payouts Under Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock Awards ($)(2)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)		Maximum (#)
Christopher Young	—	600,000	1,200,000	2,700,000	—	—		—	—		—

Michael Berry	—	278,363	556,727	1,252,636	—	—		—	—		—
	9/19/2019	—	—	—	—	—		—	72,318	(3)	2,500,033

John Giamatteo	—	425,000	850,000	1,912,500	—	—		—	—		—
	6/22/2019	—	—	—	—	—		—	10,842	(4)	291,494	(4)

Terry Hicks	—	375,000	750,000	1,687,500	—	—		—	—		—
	6/22/2019	—	—	—	—	7,841	(5)	—	—		—
	6/22/2019	—	—	—	—	—		—	6,861	(6)	—
	11/22/2019	—	—	—	—	—		—	22,222	(3)	768,215

Ashutosh Kulkarni	—	300,000	600,000	1,350,000	—	—		—	—		—
	6/22/2019	—	—	—	—	6,142	(5)	—	—		—
	6/22/2019	—	—	—	—	—		—	5,374	(6)	—
	11/22/2019	—	—	—	—	—		—	44,444	(3)	1,536,429

(1)

These amounts represent threshold, target and maximum cash award levels set in fiscal 2019 under the AIP. For Mr. Berry, the AIP threshold, target and maximum cash award levels for 2019 were based on his blended target annual bonus for the year. The amount actually paid to each named executive officer under the AIP is reported as Non-Equity Incentive Plan Compensation in the “Summary Compensation Table for Fiscal 2019.”

(2)

These amounts represent the grant date fair value of RSUs awarded in fiscal 2019, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation and, in the case of the performance-based awards, calculated based on the probable level of achievement of the underlying performance conditions. Because the performance conditions applicable to the performance-based awards included market-based vesting conditions outside of the control of the Company, the grant date fair value of the awards based on the probable level of achievement of the performance conditions was zero under applicable accounting rules. See Note 12 to our consolidated financial statements for a discussion of the relevant assumptions used in calculating these amounts.

(3)

These amounts represent time-based RSUs, which were scheduled to vest 6.25% per quarter beginning on the last day of the quarter in which the vesting commencement date fell provided that the named executive officer remained continuously employed by the Company through each vesting date, unless they met certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements).
(4)

This amount represents additional time-based RSUs granted to Mr. Giamatteo in connection with our June 2019 distribution, which were scheduled to vest on a quarterly basis through June 30, 2021 (11.11% per quarter, beginning June 30, 2019) provided that he remained continuously employed by the Company through each vesting date, unless they met certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements). Mr. Giamatteo’s 10,842 RSUs were received in connection with our June 2019 distribution as an adjustment to his June 2018 RSU grant but due to a provision of his June 2018 promotion letter allowing him certain equity sale opportunities, the issuance of those RSUs resulted in a recognition of the grant date fair value shown above.

(5)

These amounts represent additional performance-based RSUs granted in connection with our June 2019 distribution, which were eligible to vest 100% upon TPG receiving a specified investment return, provided that the named executive officer remained continuously employed by the Company through the vesting date, unless they met certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements). These additional performance-based RSUs were treated as an adjustment to an award of RSUs granted to the applicable named executive officer in 2017 and, as a result, have a grant date fair value, computed in accordance with FASB ASC Topic 718, of zero.

(6)

These amounts represent additional time-based RSUs granted in connection with our June 2019 distribution, which vest on a quarterly basis through September 30, 2022 (7.14% per quarter beginning on the last day of the quarter in which the grant date fell) provided that the named executive officer has remained continuously employed by the Company through each vesting date, unless they meet certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements). These additional RSUs were treated as an adjustment to an award of RSUs granted to the applicable named executive officer in 2017 and, as a result, have a grant date fair value, computed in accordance with FASB ASC Topic 718, of zero.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2019

The following table summarizes unvested stock awards held by each named executive officer on December 28, 2019.

		Stock Awards
Name	Grant Date(1)	Number of Units That Have Not Vested (#)		Market Value of Units That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Units that Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Units that Have Not Vested ($)(2)
Christopher Young	6/1/2017	284,375	(3)	9,830,844	455,000	(4)	15,729,350

Michael Berry	6/1/2017	47,063	(3)	1,626,968	125,500	(4)	4,338,535
	11/14/2018	27,581	(3)	60,678	36,774	(4)	80,903
	9/19/2019	67,799	(8)	2,343,811	—		—

John Giamatteo	6/1/2017	46,563	(3)	1,609,683	74,500	(4)	2,575,465
	3/27/2018	34,906	(3)	76,793	62,055	(4)	136,521
	7/31/2018	39,471	(3)	86,836	57,411	(4)	126,304
	7/31/2018	40,332	(6)	1,394,277	—		—
	6/22/2019	8,433	(5)	291,529	—		—

Terry Hicks	11/14/2018	149,046	(3)	327,901	198,729	(4)	437,204
	11/14/2018	28,125	(8)	972,281	37,500	(7)	1,296,375
	6/22/2019	5,881	(9)	203,306	7,841	(7)	271,063
	11/22/2019	22,222	(8)	768,215	—		—
Ashutosh Kulkarni	11/14/2018	116,753	(3)	256,857	155,671	(4)	342,476
	11/14/2018	22,032	(8)	761,646	29,375	(7)	1,015,494

		Stock Awards
Name	Grant Date(1)	Number of Units That Have Not Vested (#)		Market Value of Units That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Units that Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Units that Have Not Vested ($)(2)
	6/22/2019	4,607	(9)	159,264	6,142	(7)	212,329
	11/22/2019	44,444	(8)	1,536,429	—		—

(1)	Reflects RSUs and MIUs granted under our 2017 Plan.
(2)

Because the Company was not publicly traded during fiscal 2019, there is no ascertainable public market value for these units. The market value reported in this table is based upon our board’s determination of the fair market value of the Company’s equity, $34.57 per Class A Unit, which was determined taking into account an independent valuation analysis performed in June 2019, the closest valuation date to fiscal year-end. Where applicable, the fair market value of an MIU reflects the value of a Class A Unit less any unsatisfied return threshold.

(3)

Represents time-based MIUs, which were scheduled to vest 6.25% per calendar quarter beginning on the last day of the quarter in which the vesting commencement date fell (or, in the case of Mr. Young, the last date of the quarter in which the first anniversary of the vesting commencement date fell) provided that the named executive officer has remained continuously employed by the Company through each vesting date, unless they met certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements).

(4)

Represents performance-based MIUs, which were scheduled to vest based upon TPG’s investment vehicle receiving specified investment returns, provided that the named executive officer remained continuously employed by the Company through each vesting date, unless they met certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements).

(5)

Represents time-based RSUs, which were scheduled to vest on a quarterly basis through June 30, 2021 (11.10% per quarter beginning on June 30, 2019) provided that Mr. Giamatteo remained continuously employed by the Company through each vesting date, unless he met certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements).

(6)

Represents time-based RSUs, which were eligible to vest 8.33% per quarter over the three-year period following the grant date provided that Mr. Giamatteo remained continuously employed by the Company through each vesting date, unless he met certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements).

(7)

Represents performance-based RSUs, which were eligible to vest 100% upon TPG’s investment vehicle receiving a specified investment return, provided that the named executive officer has remained continuously employed by the Company through the vesting date, unless they met certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements).

(8)

Represents time-based RSUs, which vest 6.25% per quarter beginning on the last day of the quarter in which the vesting commencement date fell, provided that the named executive officer has remained continuously employed by the Company through each vesting date, unless they met certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements).

(9)

Represents time-based RSUs, which vest on a quarterly basis through September 30, 2022 (7.14% per quarter beginning on at the end of the quarter in which the grant date fell) provided that the named executive officer has remained continuously employed by the Company through each vesting date, unless they met certain requirements for accelerated vesting (see “—Potential Payments Upon Termination or Change in Control for Fiscal 2019” narrative for a description of these requirements).

Units Vested in Fiscal 2019

The following table summarizes the number and market value of equity awards held by each named executive officer that vested during fiscal 2019.

	Unit Awards
Name	Number of Units Acquired on Vesting(1) (#)	Value Realized on Vesting(2) ($)
Christopher Young	210,093	8,260,537
Michael Berry	45,087	1,298,146
John Giamatteo	128,542	4,072,225
Terry Hicks	60,037	488,492
Ashutosh Kulkarni	47,027	382,597

(1)

Amounts reported in this column represent the number of the named executive officer’s Class A Units and MIUs that vested during fiscal 2019. These Class A Units and MIUs remain subject to transfer restrictions pursuant to the terms of the underlying agreements.

(2)

Because the Company was not publicly traded during fiscal 2019, there is no ascertainable public market value for these units. The market value reported in this table, is based upon our board’s determination of the fair market value of the Company’s equity, taking into account the most recent independent valuation analysis performed prior to each respective vesting date. Where applicable, the fair market value of an MIU reflects the value of a Class A Unit less any unsatisfied return threshold.

Pension Benefits for Fiscal 2019

None of our named executive officers participated in or was entitled to receive benefits under a defined benefit pension plan in fiscal 2019.

Nonqualified Deferred Compensation for Fiscal 2019

The following table provides information regarding compensation that has been deferred by our named executive officers pursuant to the terms of the NQDC Plan.

Name	Executive Contributions in Fiscal 2019($)	Registrant Contributions in Fiscal 2019($)	Aggregate Earnings in Fiscal 2019($)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at 2019 FYE($)
Christopher Young	—	—	9,218	—	532,821
Michael Berry	—	—	—	—	—
John Giamatteo	—	—	—	—	—
Terry Hicks	—	—	—	—	—
Ashutosh Kulkarni	—	—	—	—	—

We maintain the NQDC Plan, for certain of our employees, including each of our named executive officers. Under the NQDC Plan, participants may defer up to 50% of their compensation, as defined in the Company’s 401(k) plan, and incentive bonuses other than retention, relocation and sign-on bonuses. The NQDC also provides the Company with discretion to make matching and discretionary contributions into the NQDC Plan. Participants may specify the timing of the payment of their accounts by choosing either a specified payment date or electing payment upon separation from service, and in either case, may elect to receive their accounts in a lump sum or in annual installments over a period of up to ten years, with accelerated payouts in the event of death or disability of the participant. Participants are generally permitted to choose from among the mutual funds available for investment under the 401(k) plan for purposes of determining the imputed earnings, gains, and losses applicable to their NQDC Plan accounts.

Potential Payments Upon Termination or Change in Control for Fiscal 2019

During fiscal 2019, certain of our named executive officers were entitled to receive certain benefits upon a qualifying termination of employment and upon certain change in control transactions, as described below.

Agreements with Executives

Employment Agreement with Mr. Young

Under the terms of Mr. Young’s employment agreement, as in effect prior to his termination of employment, if we terminated Mr. Young’s employment without cause (as defined in the employment agreement) or if Mr. Young resigned for good reason (as defined in the employment agreement), Mr. Young would have been entitled to: (i) severance in an amount equal to the sum of one year of his base salary and annual incentive target (payable in substantially equal installments over the 12-month period following the termination of his employment); (ii) his annual incentive based on actual performance for the year in which the termination occurs, pro-rated based on the number of days he was employed by us during such year; and (iii) if Mr. Young elected coverage under COBRA, a monthly taxable subsidy to participate in the Company’s medical, dental and vision plans equal to the employer-paid portion for active employees who elect the same type of coverage for the earlier of 12 months or the time at which he becomes eligible for health coverage from another employer. Mr. Young would have also been entitled to any earned but unpaid base salary through the date of termination, unreimbursed business expenses, earned but unpaid annual incentive relating to the year preceding the year in which the termination occurred, any earned and unused vacation (to the extent required by applicable law), and employee benefits, if any, to which Mr. Young, Mr. Young’s estate or his dependents may be entitled under the employee benefit plans or programs of the Company (the “Accrued Rights”).

Upon a resignation without good reason, or a termination of employment due to Mr. Young’s death or disability, he would have been entitled only to the Accrued Rights. Upon a termination for cause, Mr. Young would have been entitled only to the Accrued Rights, except for any unpaid annual incentive for the prior year.

It was a condition to Mr. Young’s receipt of the severance payments described above (other than the Accrued Rights) that he timely execute and deliver (without revoking) a release of all claims against us and that he continue to comply with the limited liability company agreement of Foundation Technology Worldwide LLC, the 2017 Plan, the award agreements governing the awards granted under the 2017 Plan, and the employment agreement, the latter of which included a covenant not to compete with us or to solicit our clients or employees during and, subject to certain limitations, for 12 months following his employment with us, as well as a perpetual confidentiality covenant.

In connection with his termination of employment in February 2020, we entered into a separation agreement with Mr. Young, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Offer Letter with Mr. Berry

Under the terms of his offer letter, as in effect prior to his termination of employment, if we terminated Mr. Berry’s employment without cause (as defined in the offer letter) or if Mr. Berry resigned for good reason (as defined in the offer letter), Mr. Berry would be entitled to (i) an amount equal to the sum of one year of his base salary and annual incentive target, (ii) a payment equal to the employer contribution rate in effect for Mr. Berry and his eligible dependents to continue healthcare coverage under COBRA for one year, and (iii) if we terminated Mr. Berry’s employment without cause prior to the payment of any annual incentive relating to any prior fiscal year or during the fourth quarter of any fiscal year, an annual incentive based on actual performance and prorated based on the number of days employed that fiscal year, with such severance payable as salary continuation following the termination of his employment.

It was a condition to Mr. Berry’s receipt of the severance payment described above that he timely execute a release of claims against us and that he comply with certain restrictive covenants set forth in his restrictive covenant agreement attached as an addendum to the offer letter, including a covenant not to compete with us or to solicit our clients or employees during and, subject to certain limitations, for 12 months following his employment with us and covenants relating to confidentiality and non-disparagement.

Promotion Letter Agreement with Mr. Giamatteo

Under the terms of his promotion letter agreement, as in effect prior to his termination of employment, if we terminated Mr. Giamatteo’s employment without cause (as defined in the offer letter), Mr. Giamatteo would have been entitled to severance in the form of: (i) one year of base salary; (ii) his annual incentive target; (iii) a payment equal to the employer contribution rate in effect for similarly-situated active employees for Mr. Giamatteo and his eligible dependents to continue healthcare coverage under COBRA for one year following his termination; (iv) any remaining unpaid portion of his retention bonuses described in his offer letter; and (v) a cash amount equal to the fair market value of any unvested RSUs subject to the award in the offer letter. Such amounts would have been paid as salary continuation over the one-year period following termination in accordance with our regular payroll schedule. It was a condition to Mr. Giamatteo’s receipt of the severance payment described above that he timely execute (without revoking) a release of claims against us. If Mr. Giamatteo’s employment were terminated without cause (as defined in the award agreement underlying his MIU grant) within two years following a change in control, all MIUs granted pursuant to his June 2018 letter agreement that were subject to time-based vesting would have automatically vested in full as of immediately prior to such termination of employment. In connection with his termination of employment in January 2020, we entered into a separation agreement with Mr. Giamatteo, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Offer Letters with Messrs. Kulkarni and Hicks

Under the terms of the offer letters with Messrs. Kulkarni and Hicks, if we terminate the employment with the applicable executive without cause or he resigns for good reason, in either case, within two years following a change in control, all of his time-vesting awards would vest in full.

Acceleration of Equity-Based Awards in Connection with a Change in Control

During fiscal 2019, all our named executive officers held unvested MIUs and unvested RSUs that were subject to certain time-based and/or performance-based vesting conditions. Messrs. Kulkarni and Hicks continue to hold unvested MIUs and RSUs. Generally, the award agreements evidencing time-based MIU and RSU awards provide that if the executive’s employment with us is terminated without cause or for good reason (each, as defined in the underlying award agreement) within the two-year period following a change in control (as such term is defined in our 2017 Plan), all outstanding MIUs and RSUs subject to time-based vesting will automatically become vested in full as of immediately prior to such termination of employment. Certain outstanding MIUs and RSUs subject to time-based vesting held by Messrs. Young and Berry were would have automatically vested in full as of immediately prior to the consummation of a change in control. As described above, Mr. Giamatteo’s June 2018 letter agreement also provided for accelerated vesting of MIUs subject to time-based vesting that were granted pursuant to that letter agreement in connection with a termination of his employment without cause within two years following a change in control. Unvested MIUs and RSUs subject to performance-based vesting were only eligible to vest to the extent the applicable performance vesting criteria set forth in the underlying award agreement evidencing such MIU or RSU was satisfied upon such change in control.

The amounts that would have been payable by us to each of the named executive officers under their agreements with us that were then in effect, assuming that each individual’s employment had terminated on December 28, 2019, the last business day of fiscal 2019 fiscal, are set forth below:

Potential Payments Upon a Qualifying Termination of Employment(1)

Name	Severance Payment ($)(2)	Prorated Annual Incentive Award ($)(3)	Retention Bonuses ($)(4)	Value of Accelerated Equity Awards ($)(5)	Welfare Benefits ($)(6)	Aggregate Payments ($)
Christopher Young	2,000,000	1,800,000	—	—	11,851	3,811,851
Michael Berry	1,250,000	939,478	—	—	6,740	2,196,218
John Giamatteo	1,500,000	—	1,000,000	1,685,783	12,739	4,198,522
Terry Hicks	—	—	—	—	—	—
Ashutosh Kulkarni	—	—	—	—	—	—

(1)

A qualifying termination means, for Messrs. Young, Berry, and Giamatteo, termination of the named executive officer’s employment by the Company without cause, or, for Messrs. Young and Berry only, by the named executive officer for good reason.

(2)

Amounts reported in this column represent the sum of the named executive officer’s base salary and the named executive officer’s annual incentive target, in each case, as in effect on the last business day of fiscal 2019.

(3)

Under the terms of their offer letters, Messrs. Young and Berry were entitled to a prorated incentive payout for the year of termination based on actual performance. The amounts reported in this column represent the fiscal 2019 annual incentive award, which is also reported in the “Summary Compensation Table for Fiscal 2018” as 2019 compensation. Mr. Young was also entitled to this amount upon a termination of his employment without good reason or due to his death or disability.

(4)	Pursuant to Mr. Giamatteo’s promotion letter, he was entitled to the unpaid portion of his retention bonus in the event his employment was terminated without cause by the Company.
(5)

Amounts reported in this column represent the value of the accelerated vesting of certain of the named executive officer’s time-based RSUs that were outstanding and unvested as of the last day of fiscal 2019. Because the Company was not publicly traded during fiscal 2019, there is no ascertainable public market value for these units. The market value reported in this table is based upon our board’s determination of the fair market value of the Company’s equity, taking into account a valuation analysis performed in June 2019, the closest valuation date to fiscal year-end.

(6)

Amounts reported in this column represent the estimated value of continued welfare benefits that the indicated named executive officers would have been entitled to receive upon a qualifying termination of employment.

Potential Payments Upon a Change in Control or a Qualifying Termination of Employment in Connection with a Change in Control(1)

The amounts that would have been payable by us to each of the named executive officers, assuming that each individual’s employment had terminated and/or a change in control of the Company had occurred on the last business day of our 2019 fiscal year, are as set forth below. Except where noted below that the payment would have been made regardless of a termination of employment, these amounts are payable in connection with a qualifying termination of employment and would be in addition to the amounts in the table directly above.

Name	Value of Accelerated Equity Awards ($)(2)	Aggregate Payments ($)
Christopher Young(3)	9,830,844	9,830,844
Michael Berry(3)	4,031,457	4,031,457
John Giamatteo	3,459,118	3,459,118
Terry Hicks	2,271,703	2,271,703
Ashutosh Kulkarni	2,714,196	2,714,196

(1)

A qualifying termination means a termination of the named executive officer’s employment by the Company without cause or by the named executive officer for good reason, in either case, within the two-year period following a change in control. Messrs. Young, Berry, and Giamatteo were also entitled to additional payments if they were terminated without cause or, in the case of Messrs. Young and Berry, resign for good reason, whether or not such termination is following a change in control. These payments are reflected in the previous table.

(2)

Amounts reported in this column represent the value of the accelerated vesting of the named executive officer’s time-based RSUs and/or MIUs that were outstanding and unvested as of our last business day of fiscal 2019. Because the Company was not publicly traded during fiscal 2019, there is no ascertainable public market value for these units. The market value reported in this table, $34.57 per Class A Unit, is based upon our board’s determination of the fair market value of the Company’s equity, taking into account the most recent independent valuation analysis performed prior to each respective vesting date. Because the Company was not publicly traded during fiscal 2019, there is no ascertainable public market value for these units. Where applicable, the fair market value of an MIU reflects the value of a Class A Unit less any unsatisfied return threshold.

(3)

Upon a change in control that occurs prior to the termination of the applicable named executive officer’s employment, outstanding MIUs from Mr. Berry’s June 2017 grant and all MIUs held by Mr. Young that were subject to time-based vesting would have automatically vested in full as of immediately prior to the consummation of the change in control. If a change in control occurred as of our last business day of fiscal 2019 prior to a termination of employment, the value of the accelerated vesting of such MIUs and RSUs would equal $9,830,844 for Mr. Young and $1,626,968 for Mr. Berry, determined based on the assumptions described in footnote 2 above.

2017 Plan

Our 2017 Plan was originally adopted by our board of managers in April 2017 and is expected to be amended and restated in connection with this offering, effective upon the completion of this offering (the “Effective Time”). As described below, we expect to adopt the 2020 Plan in connection with this offering. Upon the completion of this offering, while existing awards (as adjusting in connection with our offering) will remain under our 2017 Plan, we will no longer make new awards under our 2017 Plan.

Our 2017 Plan provides for the grant of MIUs, MEPUs, restricted Class A Units, RSUs, and other cash- and equity-based awards to our key employees, partners, officers, directors, consultants and advisors. Prior to the consummation of this offering, our 2017 Plan is administered by the board of managers of Foundation

Technology Worldwide LLC (or its delegate), which has discretionary authority to, among other things, prescribe such forms, rules, and procedures relating to the 2017 Plan and awards granted thereunder, as it deems advisable. The terms of awards granted under the 2017 Plan regarding vesting, the effect of a termination of employment, MIU return thresholds (if applicable), and settlement of awards (if applicable) are set forth in the underlying award agreements. Following the consummation of this offering, we expect that our compensation committee will serve as the administrator of our 2017 Plan.

Under our 2017 Plan, a maximum of 7,101,000 MIUs and MEPUs, collectively, and 6,551,417 RSUs and restricted Class A Units, collectively, are available for grant, pending its expected closure to new awards in connection with this offering. MIUs are profits interests that must have a per unit return threshold that is equal to the fair market value of a Class A unit on the date of grant. MEPUs represent an unfunded and unsecured promise, denominated in MIUs, to deliver an amount in cash based on the value of notional MIUs if they were granted on the same date as the MEPUs, subject to certain conditions, including specified performance or other vesting conditions. Prior to the adjustments expected to be undertaken in connection with this offering, RSUs represent an unfunded and unsecured promise, denominated in Class A Units, to deliver Class A Units or cash in lieu of Class A Units in the future, subject to certain conditions, including specified performance or other vesting conditions. As of the Effective Time, awards consisting or in respect of (a)             MIUs, (b)             Class A Units, and (c)             time and performance based vesting restricted stock units that are settled in shares of our Class A common stock (“PubCo RSUs”) are expected to be outstanding under the 2017 Plan.

In the event of any stock or unit split, stock or unit dividend, combination of units, recapitalization or other similar change in the Company’s or Foundation Technology Worldwide LLC’s capital structure that constitutes an equity restructuring within the meaning of FASB ASC Topic 718 (or any successor provision), the number and kind of securities and MEPUs subject to awards then outstanding, or subsequently granted under our 2017 Plan, any MIU return threshold applicable to a MIU grant, or any other provisions of outstanding awards determined by the administrator to be affected by such change will be appropriately adjusted in a manner determined by our 2017 Plan’s administrator.

In the event of a covered transaction (which generally includes any transaction in which (i) one or more classes of securities issued by the Company or Foundation Technology Worldwide LLC are converted into, or exchanged for, securities in another form issued by it, any of its direct or indirect subsidiaries, a newly formed parent or affiliated persons, (ii) the Company or Foundation Technology Worldwide LLC merges or otherwise combines with one or more affiliates with the Company or Foundation Technology Worldwide LLC surviving any such merger or combination, or (iii) any other transaction our 2017 Plan’s administrator determines to be a covered transaction), outstanding awards shall be subject to the agreement or arrangement governing the terms of the covered transaction, which may include (but is not limited to) assumption or substitution of awards for similar awards by an acquiring or surviving entity, cash-out of awards or the termination of unvested awards, provided, however, if unvested awards are to be terminated without payment in connection with a covered transaction that does not constitute a change in control under the terms of our 2017 Plan (which includes any transaction or series of transactions in which (i) Manta Holdings, L.P. and its affiliates and Intel Americas, Inc. and any of their subsidiaries and affiliates sell (A) more than 60% of their aggregate interests to an unrelated third party who is a financial buyer (and do not directly or indirectly hold 40% or more of the acquiring person after the transaction) or (B) more than 50% of their aggregate interests to an unrelated third party who is a strategic buyer, or (ii) there is a sale or exclusive license of substantially all of our assets to an unrelated third party), 100% of all such awards generally will immediately vest as of the date preceding such covered transaction that constitutes a change in control unless such unvested awards are assumed or substituted in such transaction.

The administrator of our 2017 Plan may amend our 2017 Plan or any outstanding award for any purpose which may at the time be permitted by applicable law, and may at any time terminate our 2017 Plan as to any future grants of awards, generally subject to a participant’s consent if such action materially and adversely affects the participant.

The foregoing summary is not a complete description of all of the terms of our 2017 Plan and is qualified in its entirety by reference to our 2017 Plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

New Compensation Plans

2020 Plan

In connection with this offering, we intend to adopt our 2020 Plan, the expected terms of which are as follows:

Administration. The 2020 Plan will be administered by our compensation committee, which will have the discretionary authority to interpret the plan; determine eligibility for and grant awards; determine the exercise price, base value from which appreciation is measured or purchase price applicable to an award; determine, modify, accelerate or waive the terms and condition of any award; determine the form of settlement of awards; prescribe forms, rules and procedures relating to the plan and awards; and otherwise do all things necessary or desirable to carry out the purposes of the plan.

Except in connection with a corporate transaction involving the Company, the Company may not, without obtaining stockholder approval, (i) amend the terms of outstanding options or stock appreciation rights (“SARs”) to reduce the exercise price or base value of such options or SARs, (ii) cancel outstanding options or SARs in exchange for options or SARs that have an exercise price or base value that is less than the exercise price or base value of the original options or SARs, or (iii) cancel outstanding options or SARs that have an exercise price or base value greater than the fair market value of a share of Class A common stock on the date of such cancellation in exchange for cash or other consideration.

Our compensation committee may delegate certain of its powers under the 2020 Plan, to the extent permitted by law, to one or more of its members or members of the board of directors, officers, employees or other persons. As used in this summary, the term “Administrator” refers to our compensation committee or its authorized delegates, as applicable.

Eligibility to Receive Awards. Current and prospective employees, consultants and advisors of ours and our affiliates and non-employee directors are eligible to receive awards under our 2020 Plan. Eligibility for stock options intended to be incentive stock options within the meaning of Section 422 of the Code (“ISOs”) will be limited to employees of the Company or a parent corporation or a subsidiary corporation of the Company.

Authorized Shares. Subject to adjustment as described below, the maximum number of shares of Class A common stock that may be issued in satisfaction of awards under our 2020 Plan will be                 shares, which we refer to as the “Share Pool.” The Share Pool shall increase annually on the first day of each fiscal year during the term of the 2020 Plan, beginning with the second fiscal year that begins during the term of the 2020 Plan and ending with the tenth fiscal year that begins during the term of the 2020 Plan, in each case, with such increase equal to the lesser of (i) 5% of the sum of (A) the number of shares of Class A common stock and (B) the number of units of FTW (that are not held by us), in each case, that are outstanding as of the last day of the preceding fiscal year and (ii) the amount determined by the our Board. All of the shares in the original Share Pool, without regard to the increases provided for in the prior sentence may be issued in satisfaction of ISOs.

The following rules will apply in respect of the Share Pool:

•

When an award is issued, the Share Pool will be reduced by the maximum number of shares of common stock that can delivered under an award (even if the award is denominated in a lesser number of shares).

•

Any shares of common stock withheld in payment of the exercise price or purchase price of an award, or in satisfaction of tax withholding requirements with respect to an award, will increase the Share Pool.

•	All shares of common stock covered by a SAR any portion of which is settled in common stock will reduce the Share Pool.

•

Any shares of common stock underlying any portion of an award (or award issued under the 2017 Plan) that is settled in cash or that expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the issuance of common stock (or retention, in the case of restricted or unrestricted common stock), will increase the Share Pool.

•

The Share Pool will not be increased by any shares that are delivered under the 2020 Plan that are subsequently repurchased by the Company using proceeds directly attributable to stock option exercises.

•	Shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the Share Pool.

Annual Non-Employee Director Limits. The aggregate value of all equity awards or compensation granted or paid to any non-employee director with respect to any fiscal year, including awards granted under the 2020 Plan and cash fees or other compensation paid by the Company, in each case, for service as a director, may not exceed $600,000 calculating the value of any equity awards based on the grant date fair value in accordance with applicable accounting rules, assuming maximum payout levels to the extent applicable and determined without regard to any deferrals in accordance with any deferred compensation arrangement of the Company or any of its affiliates. This limit will not apply to an award or shares of Class A common stock granted pursuant to a non-employee director’s election to receive an award or shares of Class A common stock in lieu of cash retainers or other fees, to the extent such award or shares of Class A common stock have a grant date fair value equal to the value of such cash retainers or other fees.

Types of Awards. Our 2020 Plan provides for the grant of incentive stock options, nonqualified stock options, SARs, restricted stock awards, PubCo RSUs or other stock-based awards, cash-based awards and performance awards which we refer to collectively as “awards.” Dividends or dividend equivalents may also be granted or paid in connection with awards other than stock options and SARs under our 2020 Plan, provided that any dividends or dividend equivalents will be subject to the same risk of forfeiture, if any, as applies to the underlying award except as otherwise provided by the Administrator.

•

Stock Options and SARs. The Administrator may grant stock options intended to qualify as ISOs, stock options not intended to qualify as ISOs (which are referred to as nonstatutory stock options or “NSOs”) and SARs.

•	Stock Awards and Restricted Stock Awards. The Administrator may grant stock awards, which may, but need not be, subject to forfeiture if specified vesting conditions are not satisfied.

•	Stock Unit and PubCo RSUs. The Administrator may grant stock unit awards, which may, but need not be, subject to forfeiture if specified vesting conditions are not satisfied.

•	Cash Awards. The Administrator may grant awards denominated in cash.

•	Other Stock-Based Awards. The Administrator may grant other awards that are convertible into or otherwise based on Class A common stock on such terms and conditions as it determines.

•	Performance Awards. The Administrator may grant awards subject to performance vesting conditions and such other terms and conditions as may be determined by the Administrator.

Vesting and Other Terms and Conditions of Awards. The Administrator will determine the terms and conditions of all awards granted under the 2020 Plan, including the time or times an award will vest, become exercisable and remain exercisable, and may at any time accelerate the vesting or exercisability of an award or limit the vesting or exercisability of an award.

The exercise price (or the base value from which appreciation is to be measured) per share of each award requiring exercise must be no less than 100% (in the case of an ISO granted to an employee who owns more than

10% of the voting power of all classes of our or any parent or subsidiary of ours, 110%) of the fair market value of a share of Class A common stock, determined as of the date of grant of the award, or such higher amount as the Administrator may determine in connection with the grant.

The maximum term of options and SARs must not exceed ten years from the date of grant (or five years from the date of grant in the case of an ISO granted to an employee who owns more than 10% of the voting power of all classes of our or any parent or subsidiary of ours), except that if a participant is still holding an outstanding but unexercised NSO or SAR ten years from the date of grant (or, in the case of an NSO or SAR with a maximum term of less than ten years, such maximum term), is prohibited by applicable law or a written policy of the Company applicable to similarly situated employees from engaging in any open-market sales of Class A common stock, and if at such time the Class A common stock (or other securities received in respect of an award or any portion thereof) is publicly traded (as determined by the Administrator), the maximum term of such award will instead be deemed to expire on the 30th day following the date the participant is no longer prohibited from engaging in such open market sales.

Termination of Employment or Other Status. The Administrator will determine the effect of a termination of employment or other service relationship of a participant on an award. After the termination of a participant’s employment or other service relationship, the vested portion of the his or her option generally will immediately terminate upon a termination for cause (or a termination that occurs in circumstances that the Administrator determines would have constituted grounds for termination for cause), will remain exercisable for one year following a termination due to death or disability, or will remain exercisable for three months following a termination for any other reason.

Transferability of Awards. Except as the Administrator may otherwise provide, awards may not be transferred, other than by will or the laws of descent and distribution, and, during the life of the participant, may be exercised only by the participant.

Effect of certain changes in capitalization. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), merger, spin-off transaction, extraordinary dividend or distribution, recapitalization or other change in the Company’s capital structure constituting an equity restructuring under applicable accounting rules, appropriate adjustments (as determined by the Administrator in its sole discretion) will be made to the Share Pool under the 2020 Plan, the number and kind of shares of stock or securities underlying equity awards then outstanding or subsequently granted, any exercise or purchase prices (or base values) relating to awards and any other provision of awards affected by such change. For the avoidance of doubt, the Administrator may determine in its sole discretion in any such case that no adjustment is appropriate in the event that cash or other property is provided (or may be provided subject to vesting or other conditions) in lieu of an adjustment to the award (or portion thereof).

The Administrator may also make similar adjustments to take into account other distributions to stockholders or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the 2020 Plan or any award, taking into account the qualification of options as ISOs, the requirements of Section 409A, to the extent applicable, and the applicable accounting rules.

Effect of certain corporate transactions. Subject to the terms of the applicable award agreements, the Administrator may determine the effect of a change in control (as defined in our 2020 Plan) on then-outstanding awards in its discretion, including, without limitation, whether some or all outstanding options and stock appreciation rights will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards will lapse in full or in part, and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. The Administrator may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, or other award types be assumed, continued or substituted for some or all of our shares subject to an outstanding award and that any outstanding awards in whole or in part, vested or unvested, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or other property or rights or a combination of the foregoing. Except as the Administrator may otherwise determine, each award will automatically terminate (and in the case of outstanding shares of restricted stock, will automatically be forfeited) immediately upon the consummation of the change in control, other than (i) any award that is assumed, continued or substituted, and (ii) any cash award that by its terms, or as a result of action taken by the Administrator, continues following the change in control. The Administrator does not need to take the same action with respect to all awards, all awards held by a participant or all awards of the same type.

Recovery of Compensation. Subject to the terms of any applicable award agreement, the Administrator may cause any outstanding award (whether or not vested or exercisable), the proceeds from the exercise or disposition of any award or Class A common stock acquired under any award, and any other amounts received in respect of any award or Class A common stock acquired under any award to be forfeited and disgorged to the Company (or its designated affiliate), with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the 2020 Plan or any applicable award agreement or any noncompetition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment, or other restrictive covenant by which he or she is bound. Subject to the terms of any applicable award agreement, each award will be subject to any policy of the Company or any of its subsidiaries or affiliates that provides for forfeiture, disgorgement, recoupment or clawback with respect to incentive compensation that includes awards under the 2020 Plan and will be further subject to forfeiture and disgorgement to the extent required by law or applicable stock exchange listing standards.

Amendment or Termination. No award may be granted under our 2020 Plan on or after the tenth anniversary of the earlier of the date the 2020 Plan was approved by the Company’s stockholders or adopted by the Board. The Administrator may at any time amend the 2020 Plan or any outstanding award, subject to the participant’s consent if it would materially and adversely affect the participant’s rights under the award and subject to any applicable stockholder approval requirements. We are required to obtain stockholder approval for any amendment to the 2020 Plan to the extent necessary to comply with applicable laws, including the rules of Nasdaq, as determined by the Administrator. The Administrator may at any time terminate the 2020 Plan as to future grants of awards.

The foregoing summary is not a complete description of all of the terms of our 2020 Plan and is qualified in its entirety by reference to our 2020 Plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Employee Stock Purchase Plan

In connection with this offering, we expect to adopt the McAfee Corp. Employee Stock Purchase Plan (our ESPP) with expected terms of which are as follows:

Authorized shares. A total of                  shares will be available for sale under our ESPP. In addition, subject to adjustments described below, the maximum number of shares which shall be made available for sale under the ESPP shall automatically increase on the first day of each fiscal year during the term of the ESPP, beginning with the second fiscal year that begins during the term of the ESPP and ending with the tenth fiscal year that begins during the term of the ESPP, by an amount equal to the lesser of (i) 1% of the sum of (A) the number of shares of Class A common stock and (B) the number of units of FTW (that are not held by us), in each case, that are outstanding as of the last day of the preceding fiscal year, or (ii) such number of shares as may be established by our Board; provided that in no event will the aggregate number of shares added to the ESPP under these automatic increases exceed                .

Plan administration. Our compensation committee will administer our ESPP and will have full and exclusive discretionary authority to construe, interpret, and apply the terms of our ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under our ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under our ESPP, and to establish procedures that it deems necessary or advisable for the administration of the ESPP. As used in this summary, the term “Administrator” refers to our compensation committee or its authorized delegates, as applicable.

Eligibility. Generally, all our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for more than 20 hours per week and at least five months in any calendar year.

However, an employee may not be granted rights to purchase our shares under our ESPP if such employee:

•	immediately after the grant would own shares possessing 5% or more of the total combined voting power or value of all classes of our share capital; or

•	holds rights to purchase shares under all our employee share purchase plans that accrue at a rate that exceeds $25,000 worth of our shares for each calendar year.

The Administrator may modify the foregoing limitations or provide for additional limitations or restrictions on eligibility to the extent offerings are made under the component of the plan that is not intended to be tax-qualified under Section 423 of the Code.

Offering periods; purchase periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code, as described in our ESPP. No offerings have been authorized to date by the Administrator under the ESPP. However, if any such offerings are so authorized in the future, we anticipate that for at least some period following our initial public offering that such ESPP offerings would be made under the non-qualified component of the plan. If the Administrator authorizes an offering period under the ESPP, the Administrator is authorized to establish the duration of offering periods and purchase periods, including the starting and ending dates of offering periods and purchase periods, provided that no offering period under the qualified component may have a duration exceeding 27 months.

Contributions. Our ESPP permits participants to purchase our shares through contributions (in the form of payroll deductions or otherwise to the extent permitted by the Administrator) of up to 15% of their eligible compensation, which includes participants’ base pay, commissions, overtime and regular annual, quarterly and monthly cash bonuses payable pursuant to a short-term cash incentive plan and vacation, holiday and sick pay, in each case, from the Company, Foundation Technology Worldwide LLC, or any of their respective subsidiaries. For any offering period, no participant will be permitted to purchase more than the lesser of (i) the number shares that is equal to $30,000, divided by the closing transaction price of a share of Class A common stock on the immediately preceding date prior to the first day of the offering period on which a closing transaction price was reported or (ii)            shares. In addition, in no event during any purchase period may ESPP participants purchase an aggregate number of shares of Class A common stock that is equal to more than 1% of the sum of (A) the number of shares of Class A common stock and (B) the number of units of FTW (that are not held by us), in each case, that are outstanding as of the last day of the preceding fiscal year. If such aggregate limitation applies, the number of shares of Class A common stock purchasable by ESPP participants would be reduced on a pro rata basis in accordance with their respective contributions during the offering period.

Exercise of purchase right. If the Administrator authorizes an offering and purchase period under our ESPP, amounts contributed and accumulated by the participant during any offering period will be used to purchase our shares at the end of each purchase period established by the Administrator. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our shares on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase our shares. Participation ends automatically upon termination of employment with us.

Effect of certain changes in capitalization.

Subject to any required action by the stockholders of the Company, the maximum number and kind of securities available for purchase under the ESPP, as well as the price per security, the number of securities covered by each option under the ESPP which has not yet been exercised and all limits denominated in shares under the ESPP will be appropriately adjusted in the event of any equity restructuring (within the meaning of applicable accounting rules), such as a stock split, reverse stock split, stock dividend, recapitalization through a large, nonrecurring cash dividend, combination or reclassification of the common stock of the Company. Options intended to qualify under Section 423 of the Code will not be adjusted in a manner that causes such options to fail to so qualify.

Merger or change in control. Our ESPP provides that in the event of a change in control or merger, each outstanding option will be assumed or substituted for, unless it is otherwise provided by the Board or our compensation committee in its sole discretion that either (i) the offering period in progress will end as of a date fixed by the Administrator and each participant is given the right to purchase shares under our ESPP on the last business day of such shortened offering period or (ii) our ESPP will be terminated and all amounts accumulated under our ESPP prior to such termination are returned to participants.

Amendment; termination. The Administrator has the authority to amend, suspend, or terminate our ESPP. Our ESPP automatically will terminate on the tenth anniversary of its effective date, unless we terminate it sooner.

The foregoing summary is not a complete description of all of the terms of our ESPP and is qualified in its entirety by reference to our ESPP, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Director Compensation for Fiscal 2019

The following table shows information regarding the compensation earned by our non-employee directors during our fiscal 2019.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)	Total ($)
Sohaib Abbasi	75,000	225,016	—	300,016
Mary Cranston	75,000	225,016	—	300,016
Tim Millikin	—	—	—	—
Kathy Willard	7,624	225,016	—	232,640
Jon Winkelried	—	—	—	—
Jeff Woolard	—	—	—	—

(1)	Non-employee directors employed by our Sponsors or Intel do not receive compensation for their services on our board.
(2)

Under our non-employee director compensation program, non-employee directors earn cash fees of $18,750 per quarter, payable in arrears. The amounts reported in this column reflect the director fees earned during fiscal 2019. For Ms. Willard, the amount reported in this column reflects the pro-rata portion of the director fees earned by her during fiscal 2019. Mr. Abbasi elected to receive his annual cash retainer in the form of RSUs. The number of shares subject to Mr. Abbasi’s quarterly RSU-in-lieu-of-cash award is determined based upon the most recent board determination of the fair market value of total Company equity, taking into account a valuation analysis most recently performed prior to each quarterly payment. The director fees earned by Mr. Abbasi during fiscal 2019 resulted in the vesting of 1,940 RSUs.

(3)	These amounts represent the grant date fair value associated with the grant of RSUs, as computed in accordance with FASB ASC Topic 718. See Note 11 to our consolidated financial statements for a discussion of the relevant assumptions used in calculating these amounts. As of December 28, 2019, Mr. Abbasi, Ms. Cranston, and Ms. Willard had outstanding RSUs with respect to 9,296 shares, 9,296 shares, and 6,509 shares respectively, and Mr. Abbasi had rights to receive additional RSUs in lieu of his cash retainer as described in footnote (2) above.

Non-Employee Director Compensation Program Prior to the Offering

Under our current non-employee director compensation program, each non-employee director who is not employed by TPG, Intel, or Thoma Bravo is eligible to receive an annual cash retainer of $75,000 or, at the election of such non-employee director, a number of RSUs that have a reasonably equivalent value and are paid out at a reasonably equivalent time as the annual retainer in lieu of the cash payment (determined based upon the fair market value of Class A Units at each quarterly vesting date).

Each non-employee director who is not employed by TPG or Intel also receives an annual grant of RSUs with a value of $225,000, with the actual number of RSUs granted determined by the fair market value of Class A Units at the time of grant. These RSUs vest in full on the first anniversary of the grant date, subject to continued service on such vesting date. The RSUs become fully vested upon a change in control event. Eligible non-employee directors are also provided with the opportunity to purchase Class A Units based upon the fair market value at the time of purchase, up to a mutually agreed upon amount.

New Non-Employee Director Compensation Program

In connection with this offering, our board of directors is expected to adopt a non-employee director compensation policy covering non-employee directors who are not employed by TPG, Intel or Thoma Bravo or any of their affiliates (each a “Covered Director”), which policy will become effective upon the completion of this offering. Non-employee directors who are employed by TPG, Intel or Thoma Bravo or any of their affiliates are not eligible to receive any compensation in respect of their service to our board of directors. The following summary describes the material terms of our new non-employee director compensation policy.

Each Covered Director will receive an annual cash retainer for service to our board of directors and an additional annual cash retainer for service on any committee of our board of directors or for serving as the chair of our board of directors or any of its committees, in each case, pro-rated for partial years of service, as follows:

	Board or Committee Member	Board or Committee Chair
Annual cash retainer	$75,500	$—
Additional annual cash retainer for compensation committee	$7,500	$20,000
Additional annual cash retainer for nominating and governance committee	$5,000	$15,000
Additional annual cash retainer for audit committee	$10,000	$25,000

All cash fees will be payable in arrears on a quarterly basis (or, if earlier, within 30 days following the earlier resignation or removal of the Covered Director).

If approved by the board of directors, each Covered Director may elect to receive vested shares of Class A common stock in lieu of all or a portion of his or her annual cash fees payable under our non-employee director compensation policy on terms that the board of directors or the compensation committee may determine.

Under our new non-employee director policy, commencing in calendar year 2021, on the date of the first meeting of our board of directors following each annual meeting of our stockholders, each Covered Director shall be granted PubCo RSUs having a fair market value of $225,000. The PubCo RSUs shall vest on the earliest of the following to occur: (i) the first anniversary of the date the restricted stock units were granted, (ii) the non-

employee director’s death or permanent disability, or (iii) a change in control (as defined in our 2020 Plan), subject, in each case, to the non-employee director’s continued service as a member of the board of directors through the applicable vesting date; provided that if our next annual meeting of stockholders that follows the grant date is less than one year after the prior annual meeting of our stockholders, and the Covered Director continues to serve on our board of directors through immediately prior to such meeting, but does not stand for re-election, is not elected or is not nominated for re-election at such meeting, any then unvested PubCo RSUs granted in the immediately preceding 12 months shall accelerate and vest in full as of the immediately prior to such meeting.

All cash fees will be prorated for any fiscal quarter of partial service, based on the number of calendar days the Covered Director was a member of the Board or the applicable committee, in a manner determined by the Board or our compensation committee. Covered Directors may also receive prorated equity awards if they are appointed or elected other than at the Company’s annual meeting of stockholders. In addition, Covered Directors who served on the board of managers of Foundation Technology Worldwide LLC prior to the IPO will receive a pro-rated grant of PubCo RSUs to cover the period from the date such Covered Director’s last grant of RSUs of Foundation Technology Worldwide LLC vests (or, if he or she received no such grant, the date of his or her appointment or election, as applicable) until the Company’s next annual meeting of stockholders, with the manner of proration and other applicable terms and conditions determined by the Board or our compensation committee.

The aggregate value of cash compensation and the grant date fair value of shares of capital stock of the Company that may be paid or granted during any fiscal year of the Company will not exceed the amount prescribed in the 2020 Plan (or any successor plan).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change of control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	McAfee Corp., Foundation Technology Worldwide LLC, or any of our respective subsidiaries have been or will be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or their affiliates, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Party Agreements in Effect Prior to this Offering

Management Services Agreement

On April 3, 2017, Foundation Technology Worldwide LLC and certain of its subsidiaries entered into a Management Services Agreement with our Sponsors and Intel, pursuant to which certain affiliates of our Sponsors and Intel (the “Managers”) provide certain management, advisory, consulting, strategic planning, and/or specialized (operational or otherwise) services to the Company. In exchange for these services, the Company is required to pay to the Managers (or their respective designees) an aggregate annual retainer fee equal to $7,500,000, until December 31, 2027. Such annual fee is paid on a quarterly basis in arrears on the 90th day following the end of the applicable quarter. Payments will be made to the Managers on a pro rata basis in accordance with the Managers’ direct or indirect equity ownership of Foundation Technology Worldwide LLC. Under the Management Services Agreement, the Company must also reimburse the Managers for all reasonable and documented out-of-pocket expenses incurred by the Managers or their designees in connection to the services provided by the Managers or their respective designees under the Management Services Agreement, all reasonable and documented out-of-pocket legal expenses incurred by the Managers or their respective designees in connection with the enforcement of rights or taking of actions under the Management Services Agreement, the Subscription Agreement, and related documents or instruments, and all reasonable and documented out-of-pocket expenses incurred by the Managers, their respective affiliates or their respective designees on behalf of the Company. For the 2017 Successor period, fiscal 2018, and fiscal 2019, we paid a total of $7.6 million, $11.9 million, and $12.6 million, respectively, to the Managers under the Manager Services Agreement. In addition, we agreed to indemnify the Managers and certain persons affiliated with the Managers from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages and costs, and reasonable out-of-pocket expenses in connection therewith (including, without limitation, attorneys’ fees and expenses) incurred by the Managers and such affiliated persons before or after the date of the Management Services Agreement arising out of any action, cause of action, suit, arbitration, investigation, or claim (whether involving the Company or a third party), or in any way arising out of or relating to operations of, or services provided by any of the Managers or their respective designees to, the Company or its affiliates.

In connection with the completion of this offering, the Management Services Agreement will be terminated, and we will pay a one-time termination fee of $             to the Managers in accordance with the terms of the agreement.

Repurchase of LLC Units

In April 2020, we repurchased 272,793 Class A Units and 27,875 MIUs held by our former Chief Executive Officer upon termination of his employment at a per unit purchase price of $34.57, for an aggregate repurchase price of $10,394,092.76.

In December 2018, we repurchased 62,682 Class A Units and 31,250 MIUs held by our former Executive Vice President and Chief Legal Officer upon termination of her employment at a per unit purchase price of $43.39 and $35.78, respectively, for an aggregate repurchase price of $3,837,896.98.

Agreements to be Entered in Connection with the Reorganization Transactions and this Offering

Amended and Restated Limited Liability Company Agreement of Foundation Technology Worldwide LLC

In connection with the Reorganization Transactions, we will enter into the New LLC Agreement. As a result of the Reorganization Transactions and this offering, we will hold (directly or indirectly) LLC Units in Foundation Technology Worldwide LLC and will be the sole managing member of Foundation Technology Worldwide LLC. Accordingly, we will operate and control all of the business and affairs of Foundation Technology Worldwide LLC and, through Foundation Technology Worldwide LLC and its operating subsidiaries, conduct our business. Pursuant to the LLC Agreement, the Continuing Owners will have the right, from time to time and subject to certain restrictions, to exchange their LLC Units for cash (determined based upon the market price of our Class A common stock) or, at our option, shares of our Class A common stock on a one-for-one basis (and McAfee Corp. will cancel an equal number of shares of Class B common stock to the exchanging member, subject to the succeeding sentence), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions. The holders of MIUs will also have the right, from time to time and subject to certain restrictions, to exchange their MIUs for LLC Units, which will then be immediately redeemed for shares of Class A common stock, based on the value of such MIUs relative to their applicable distribution threshold.

Tax Receivable Agreement

The contribution by the Continuing Owners and the Management Owners to McAfee Corp. of the equity of certain corporate entities in the Reorganization Transactions and future exchanges of LLC Units for cash or, at our option, shares of our Class A common stock are expected to produce or otherwise deliver to us favorable tax attributes that can reduce our taxable income. Upon the completion of this offering, we will be a party to a tax receivable agreement, under which we generally will be required to pay to the TRA Beneficiaries     % of the applicable cash savings, if any, in U.S. federal, state, and local income tax that we actually realize or, in certain circumstances, are deemed to realize as a result of (i) all or a portion of McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) acquired in connection with the Reorganization Transactions, (ii) increases in McAfee Corp.’s allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) and tax basis adjustments in the assets of Foundation Technology Worldwide LLC (and its subsidiaries) as a result of sales or exchanges of LLC Units after this offering, (iii) certain tax attributes of the corporations McAfee Corp. acquires in connection with the Reorganization Transactions (including their allocable share of existing tax basis in the assets of Foundation Technology Worldwide LLC (and its subsidiaries)), and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We generally will retain the benefit of the remaining     % of the applicable tax savings.

Pursuant to the exchange mechanics, from time to time we may be required to acquire LLC Units of Foundation Technology Worldwide LLC from the holders thereof in exchange for cash or, at our option, shares of our Class A common stock. An exchange of LLC Units is intended to be treated as a purchase of such LLC Units for U.S. federal income tax purposes. Each of Foundation Technology Worldwide LLC and McAfee Finance 2, LLC, a subsidiary of Foundation Technology Worldwide LLC intended to be treated as a partnership for U.S. federal income tax purposes and through which Foundation Technology Worldwide LLC owns its interests in the assets of the McAfee business, intends to have an election under Section 754 of the Code in effect for taxable years in which such sales or exchanges of LLC Units occur. Pursuant to the Section 754 election, sales of LLC Units are expected to result in an increase in the tax basis of tangible and intangible assets of Foundation Technology Worldwide LLC and certain of its subsidiaries, including McAfee Finance 2, LLC.

When we acquire LLC Units from the Continuing LLC Owners, we expect that both the existing basis for certain assets and the anticipated basis adjustments will increase depreciation and amortization deductions allocable to us for tax purposes from Foundation Technology Worldwide LLC, and therefore reduce the amount of income tax we would otherwise be required to pay in the future to various tax authorities. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of Foundation Technology Worldwide LLC and its subsidiaries to the extent increased tax basis is allocated to those assets.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with investment funds affiliated with our Sponsors, Intel, and certain other stockholders. Pursuant to the stockholders agreement, we will be required to take all necessary action to cause the board of directors and its committees to include director candidates designated by TPG and Intel in the slate of director nominees recommended by the board of directors for election by our stockholders. These nomination rights are described in this prospectus in the sections titled “Management—Board Composition and Director Independence” and “Management—Board Committees.” The stockholders agreement will also provide that we will obtain customary director indemnity insurance. Pursuant to the stockholders agreement, each of TPG, Intel, and Thoma Bravo also agree to certain standstill provisions pursuant to which it is restricted from, among other things, acquiring our securities if that would result in it owning more than 49% of our outstanding voting power without our consent.

Registration Rights Agreement

We intend to enter into a registration rights agreement with our Sponsors, Intel, certain other stockholders, and our Chief Executive Officer in connection with this offering. The registration rights agreement will provide the stockholders party thereto certain registration rights as described below.

Demand registration rights

At any time after the completion of this offering, each of our Sponsors and Intel will have the right to demand that we file registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use reasonable best efforts to promptly effect the registration.

Piggyback registration rights

At any time after the completion of this offering, if we propose to register any shares of our equity securities under the Securities Act either for our own account or for the account of any other person, then the parties to the registration rights agreement will be entitled to notice of the registration and will be entitled to include their shares of Class A common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Shelf registration rights

At any time after we become eligible to file a registration statement on Form S-3, our Sponsors and Intel will be entitled to have their shares of Class A common stock registered by us on a Form S-3 registration statement at our expense. These shelf registration rights are subject to specified conditions and limitations.

Expenses and indemnification

We will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting discounts and commissions and any transfer taxes, subject to specified conditions and limitations. The registration rights agreement will include customary indemnification provisions, including indemnification of the participating holders of shares of Class A common stock and their directors, officers and employees by us for any losses, claims, damages or liabilities in respect thereof and expenses to which such holders may become subject under the Securities Act, state law or otherwise.

Indemnification Agreements

Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Certain Relationships

From time to time, Intel, our Sponsors and/or their affiliates have entered into, and may continue to enter into, arrangements with us to use our products and services. We believe that all such arrangements (other than transactions pursuant to a commercial services agreement) have been entered into in the ordinary course of business and have been negotiated on commercially reasonable terms.

Related Party Transactions Policy

In connection with this offering, we have adopted a policy with respect to the review, approval, and ratification of related person transactions. Under the policy, our audit committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related person transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Related person transactions must be approved or ratified by the audit committee based on full information about the proposed transaction and the related person’s interest.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of                 for (a) each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of Class A common stock and Class B common stock, (b) each member of our board of directors, (c) each of our named executive officers, (d) all of our directors and executive officers as a group, and (e) each of the selling stockholders.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. To our knowledge, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock beneficially owned by that person.

In connection with the Reorganization Transactions, we will issue to the Continuing Owners one share of our Class B common stock for each LLC Unit that they hold. Each Continuing LLC Owner will have the right to exchange their LLC Units for cash (based upon the market price of the shares of our Class A common stock) or, at our option, for shares of our Class A common stock on a one-for-one basis (and McAfee Corp. will cancel an equal number of shares of Class B common stock to the exchanging member). See “The Reorganization Transactions” and “Certain Relationships and Related Party Transactions.”

The percentage of shares beneficially owned is computed on the basis of                  shares of our Class A common stock outstanding as of                 , and                  LLC Units and shares of our Class B common stock outstanding as of                 . Shares of our Class A common stock that a person has the right to acquire within 60 days of                  (including the right to exchange for cash or (at our option) for Class A common stock as described above) are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The amount of shares of Class A and Class B common stock beneficially owned after the offering reflects the use of a portion of the net proceeds that we will receive from this offering to directly or indirectly purchase issued and outstanding LLC Units and an equial number of Class B common stock from certain Continuing LLC Owners. Unless otherwise indicated below, the address for each beneficial owner listed is c/o McAfee Corp., 6220 America Center Drive, San Jose, California 95002.

	Shares of Class A common stock beneficially owned	Shares of Class A common stock being offered	Percentage of shares of Class A common stock beneficially owned		Shares of Class B common stock beneficially owned	Percentage of shares of Class B common stock beneficially owned(1)		Total voting power after offering
Name of beneficial owner			Before offering	After offering		Before offering	After offering
Named executive officers and directors:
Peter Leav(2)
Venkat Bhamidipati(3)
Ashutosh Kulkarni(4)
Terry Hicks(5)
Lynne Doherty McDonald(6)
Jon Winkelried(7)
Tim Millikin(7)
Mary Cranston
Sohaib Abbasi
Kathy Willard
Jeff Woolard
All directors and executive officers as a group (13 people)(8)
Greater than 5% Stockholders:
Entities affiliated with Intel(9)
Manta Holdings L.P.(10)
Selling Stockholders:

*	Represents beneficial ownership of less than 1%.
(1)

The LLC Units held by Continuing Owners are exchangeable for cash or, at our option, shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Exchange Mechanics.” In these tables, beneficial ownership of LLC Units has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Units may be exchanged. When a LLC Unit is exchanged for cash or, at our option, Class A common stock by a Continuing LLC Owner who holds shares of Class B common stock, a corresponding share of Class B common stock will be cancelled. Accordingly, in the first table above, the percentages of Class A common stock provided also reflect combined voting power for each respective beneficial owner. See “Description of Capital Stock.”

(2)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by Mr. Leav that have vested or will vest within 60 days.
(3)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by Mr. Bhamidipati that have vested or will vest within 60 days.

(4)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by Mr. Kulkarni that have vested or will vest within 60 days.
(5)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by Mr. Hicks that have vested or will vest within 60 days.
(6)	Includes shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by Ms. Doherty McDonald that have vested or will vest within 60 days.
(7)

Does not include shares of Class A common stock beneficially owned by entities affiliated with TPG. Mr. Winkelried is Co-Chief Executive Officer and Partner of TPG. Mr. Millikin is a Partner of TPG. The address of each of Messrs. Winkelried and Millikin is c/o TPG Capital, 345 California Street, Suite 3300, San Francisco, California 94104.

(8)

Includes                 shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by our current directors, our current executive officers, and our named executive officers for fiscal 2019 as a group that have vested or will vest within 60 days.

(9)	Includes shares of Class B common stock held by .
(10)

Manta Holdings L.P. is the entity in which our Sponsors hold their equity interests in us, including                 shares of Class A common stock underlying an identical number of LLC Units and shares of Class B common stock held by                .

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain of our indebtedness that is currently outstanding. This summary does not purport to be complete and is qualified by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and may be obtained under “Where You Can Find More Information” in this prospectus.

First Lien Credit Facilities

General

On September 29, 2017, McAfee, LLC (the “Borrower”) entered into a First Lien Credit Agreement among the Borrower, the other credit parties party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent (the “First Lien Agent”) and the lenders from time to time party thereto. Prior to amendments in January 2018, November 2018, and June 2019, the First Lien Credit Agreement provided for a U.S. dollar-denominated First Lien USD Term Loan tranche of $2,555 million, a Euro-denominated First Lien EUR Term Loan tranche of €507 million, and a $500 million Revolving Credit Facility (the “First Lien Credit Facilities”). The First Lien Credit Agreement was amended: (x) on January 3, 2018 to increase the amount of the First Lien USD Term Loan by $324 million and the First Lien EUR Term Loan by €150 million; (y) on November 1, 2018 to make changes to the pricing terms and to increase the amount of the First Lien EUR Term Loan by €46 million to prepay $50 million of the Second Lien Term Loan (as defined below); and (z) on June 13, 2019 to increase the amount of the First Lien USD Term Loan by $300 million and the First Lien EUR Term Loan by €355 million. The Revolving Credit Facility includes a $50 million sublimit for the issuance of letters of credit. As of June 27, 2020, the aggregate outstanding principal amount of the First Lien USD Term Loan and the First Lien EUR Term Loan were $3,048 million and €1,078 million, respectively. As of June 27, 2020, we had $496 million of unused borrowing capacity under our revolving credit facility.

The First Lien Credit Agreement provides us the right to request additional commitments for new incremental term loans and revolving loans, in an aggregate principal amount not to exceed (w) $500 million (the “First Lien Fixed Basket”) less the amount of any other incremental borrowings incurred in reliance on that amount or the Second Lien Fixed Basket (as defined below), plus (x) in the case of any incremental facilities that serve to effectively extend the maturity of, or refinance or replace any term loans or revolving commitments, an amount equal to the reductions in the term loans or commitments to be replaced thereby or terminated, plus (y) the amount of certain voluntary prepayments, redemptions, or repurchases of any term loans and/or previously incurred incremental equivalent debt and any permanent reduction of the commitments under any revolving facility or incremental equivalent debt consisting of a revolving credit facility, plus (z) an unlimited amount (the “First Lien Ratio Basket”) so long as (1) if such incremental indebtedness is secured by a lien on the collateral on a pari passu basis with the First Lien Credit Facilities, (i) we are in compliance on a pro forma basis with a first lien net leverage ratio of no greater than 4.75:1.00 or (ii) if such incremental indebtedness is incurred in connection with an acquisition or other similar investment permitted under the First Lien Credit Agreement, the first lien net leverage ratio would not be greater on a pro forma basis after giving effect to such acquisition or similar investment than the first lien net leverage ratio immediately prior to the incurrence of such incremental indebtedness, (2) if such incremental indebtedness is secured by a lien on the collateral by a lien that is junior to the lien securing the First Lien Credit Facilities, (i) we are in compliance on a pro forma basis with a secured net leverage ratio of no greater than 5.75:1.00 (ii) if such incremental indebtedness is incurred in connection with an acquisition or other similar investment permitted under the First Lien Credit Agreement, the secured net leverage ratio would not be greater on a pro forma basis after giving effect to such acquisition or similar investment than the secured net leverage ratio immediately prior to the incurrence of such incremental indebtedness, or (3) if such incremental indebtedness is unsecured, (i) we are in compliance on a pro forma basis with a total net leverage ratio of no greater than 6.00:1.00 or (ii) if such incremental indebtedness is incurred in connection with an acquisition or other similar investment permitted under the First Lien Credit Agreement, the total net leverage ratio would not be greater on a pro forma basis after giving effect to such acquisition or similar investment than the total net leverage ratio immediately prior to the incurrence of such incremental indebtedness; provided that amounts borrowed under the First Lien Fixed Basket may later be reclassified as having been borrowed under the First Lien Ratio Basket. In addition, the First Lien Credit Agreement provides that we have the right to replace and extend existing loans or commitments with new commitments from existing or new lenders under the First Lien Credit Agreement. The lenders under the First Lien Credit Facilities are not under any obligation to provide any such additional commitments, and any increase in, or replacement or extension of, commitments is subject to customary conditions precedent and limitations.

The commitments under the Revolving Credit Facility will mature on September 29, 2022, and the First Lien Term Loans will mature on September 29, 2024.

Amortization, Interest Rates and Fees

The First Lien Term Loans require equal quarterly repayments of, (1) with respect to the First Lien USD Term Loan, $7,756,303.62 and, (2) with respect to the First Lien EUR Term Loan, €2,743,965.25.

The borrowings under the Revolving Credit Facility bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. The applicable margins for Eurodollar rate and base rate borrowings are subject to reductions to 3.50% and 3.25% and 2.50% and 2.25%, respectively, based on our first lien net leverage ratio. The Eurodollar rate applicable to the Revolving Credit Facility is subject to a “floor” of 0.00%.

The borrowings under the First Lien USD Term Loan bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 3.75% or (2) a base rate plus an applicable margin of 2.75%. The borrowings under the First Lien EUR Term Loan bear interest at a floating rate which is a EURIBOR rate for a specified interest period plus an applicable margin of 3.50%. The Eurodollar rate and EURIBOR rate applicable to the First Lien Term Loans are subject to a “floor” of 0.00%.

The base rate for any day is a fluctuating rate per annum equal to the highest of (a) the federal funds effective rate in effect on such day, plus 0.50%, (b) the rate of interest in effect for such day as publicly announced by the First Lien Agent as its “prime rate,” and (c) the Eurodollar rate with a one-month interest period plus 1.00%. The base rate applicable to the First Lien USD Term Loan is subject to a “floor” of 1.00%.

In addition to paying interest on loans outstanding under the Revolving Credit Facility and the First Lien Term Loans, we are required to pay a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility. The commitment fee is subject to reductions to 0.375% per annum and 0.25% per annum based on our first lien net leverage ratio. We are also required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin for Eurodollar loans under the Revolving Credit Facility on a per annum basis. We are also required to pay customary fronting fees and other customary documentary fees in connection with the issuance of letters of credit.

Voluntary Prepayments

We are permitted to voluntarily prepay or repay outstanding loans under the Revolving Credit Facility or First Lien Term Loans at any time, in whole or in part, subject to prior written notice, minimum amount requirements, and customary “breakage” costs with respect to Eurodollar loans. Amounts prepaid under the Revolving Credit Facility may subsequently be reborrowed.

We are permitted to reduce commitments under the Revolving Credit Facility at any time, in whole or in part, subject to minimum amounts.

Mandatory Prepayments

The First Lien Credit Agreement requires us to prepay, subject to certain exceptions, the First Lien Term Loans with:

•

100% of net cash proceeds above a threshold amount of certain asset sales and casualty events, subject to (i) step-downs to (x) 50% if our first lien net leverage ratio is less than or equal to 3.25 to 1.00, but greater than 2.50 to 1.00 and (y) 0% if our first lien net leverage ratio is less than or equal to 2.50 to 1.00 and (ii) reinvestment rights and certain other exceptions;

•	100% of net cash proceeds of the incurrence of certain debt, other than certain debt permitted under the First Lien Credit Agreement; and

•

50% of annual excess cash flow, subject to (i) a step-down to 25% if our first lien net leverage ratio is less than or equal to 3.25 to 1.00, but greater than 2.50 to 1.00, and (ii) a step-down to 0% if our first lien net leverage ratio is less than or equal to 2.50 to 1.00; provided that such a prepayment is required only in the amount (if any) by which such prepayment exceeds $35 million in such fiscal year.

Guarantees

Subject to certain exceptions, all obligations under the First Lien Credit Agreement, including certain hedging and cash management arrangements, are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by each of McAfee Finance 2, LLC and certain of the Borrower’s existing and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, our joint ventures, subsidiaries prohibited by applicable law from becoming guarantors, immaterial subsidiaries, and certain other exempted subsidiaries).

Security

Our obligations and the obligations of the guarantors of our obligations under the First Lien Credit Facilities are secured by perfected first priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each guarantor’s material wholly-owned restricted domestic subsidiaries and 65% of the equity interests in the material restricted first-tier foreign subsidiaries held by the Borrower or the guarantors of our obligations under the First Lien Credit Facilities and (ii) substantially all of the Borrower’s and each guarantor’s tangible and intangible assets, in each case, subject to certain exceptions.

Certain Covenants

The First Lien Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions, or dispositions;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our capital stock;

•	make acquisitions, investments, loans (including guarantees), advances, or capital contributions;

•	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments or repurchases of debt that is contractually subordinated with respect to right of payment or security;

•	engage in certain transactions with affiliates;

•	modify certain documents governing debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our material lines of business.

In addition, the First Lien Credit Agreement includes a financial covenant which requires that, at the end of each fiscal quarter, for so long as the aggregate principal amount of borrowings under the Revolving Credit Facility exceeds 35% of the aggregate commitments under the Revolving Credit Facility, our first lien net leverage ratio cannot exceed 6.30 to 1.00. A breach of this financial covenant will not result in a default or event of default under the First Lien Term Loans unless and until the lenders under the Revolving Credit Facility have terminated the commitments under the Revolving Credit Facility and declared the borrowings under the Revolving Credit Facility due and payable.

Events of Defaults

The First Lien Credit Agreement includes certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain Employee Retirement Income Security Act of 1974 (“ERISA”) events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.

Second Lien Credit Facility

General

On September 29, 2017, the Borrower entered into a Second Lien Credit Agreement among the Borrower, the other credit parties party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (the “Second Lien Agent”) and the lenders from time to time party thereto. The Second Lien Credit Agreement provides for a U.S. dollar-denominated Second Lien Term Loan tranche of $600 million (the “Second Lien Credit Facility” and, together with the First Lien Credit Facilities, the “Senior Secured Credit Facilities”). As of June 27, 2020, the aggregate outstanding principal amount of the Second Lien Term Loan was $525 million, which does not reflect the repayment of approximately $                 million of the Second Lien Term Loan using a portion of the net proceeds from this offering.

The Second Lien Credit Agreement provides us the right to request additional commitments for new incremental term loans in an aggregate principal amount not to exceed (w) $500 million (the “Second Lien Fixed Basket”) less the amount of any other incremental borrowings incurred in reliance on that amount or the First Lien Fixed Basket, plus (x) in the case of any incremental facilities that serve to effectively extend the maturity, or refinance or replace, any existing term loans or commitments, an amount equal to the reductions in the term loans or commitments to be replaced thereby or terminated, plus (y) the amount of certain voluntary prepayments, redemptions or repurchases of any term loans and/or previously incurred incremental equivalent debt and any permanent reduction of the commitments under any revolving facility or incremental equivalent debt consisting of a revolving credit facility, plus (z) an unlimited amount (the “Second Lien Ratio Basket”) so long as (1) if such incremental indebtedness is secured by a lien on the collateral, (i) we are in compliance on a pro forma basis with a secured net leverage ratio of no greater than 5.75:1.00 or (ii) if such incremental indebtedness is incurred in connection with an acquisition or other similar investment permitted under the Second Lien Credit Agreement, the secured net leverage ratio would not be greater on a pro forma basis after giving effect to such acquisition or similar investment than the secured net leverage ratio immediately prior to the incurrence of such incremental indebtedness or (2) if such incremental indebtedness is unsecured, (i) we are in compliance on a pro forma basis with a total net leverage ratio of no greater than 6.00:1.00; or (ii) if such incremental indebtedness is incurred in connection with an acquisition or other similar investment permitted under the Second Lien Credit Agreement, the total net leverage ratio would not be greater on a pro forma basis after giving effect to such acquisition or similar investment than the total net leverage ratio immediately prior to the incurrence of such incremental indebtedness; provided that amounts borrowed under the Second Lien Fixed Basket may later be reclassified as having been borrowed under the Second Lien Ratio Basket. In addition, the Second Lien Credit Agreement provides that we have the right to replace and extend existing loans or commitments with new commitments from existing or new lenders under the Second Lien Credit Agreement. The lenders under the Second Lien Credit Agreement are not under any obligation to provide any such additional commitments, and any increase in, or replacement or extension of, commitments is subject to customary conditions precedent and limitations. The Second Lien Term Loan will mature on September 29, 2025.

Interest Rates and Fees

The borrowings under the Second Lien Credit Agreement bear interest at a floating rate which can be, at our option, either (1) a Eurodollar rate for a specified interest period plus an applicable margin of 8.50% or (2) a base rate plus an applicable margin of 7.50%. The Eurodollar rate applicable to the Second Lien Credit Facility is subject to a “floor” of 1.00%. The base rate applicable to the Second Lien Credit Facility is subject to a “floor” of 2.00%.

The base rate for any day is a fluctuating rate per annum equal to the highest of (a) the federal funds effective rate in effect on such day, plus 0.50%, (b) the rate of interest in effect for such day as publicly announced by the Second Lien Agent as its “prime rate,” and (c) the Eurodollar rate with a one-month interest period plus 1.00%.

Voluntary Prepayments

We are permitted to voluntarily prepay or repay outstanding loans under the Second Lien Credit Facility at any time, in whole or in part, subject to prior written notice, minimum amount requirements, and customary “breakage” costs with respect to Eurodollar loans.

Mandatory Prepayments

The Second Lien Credit Agreement requires us to prepay, subject to certain exceptions, the Second Lien Term Loan with:

•

100% of net cash proceeds above a threshold amount of certain asset sales and casualty events, subject to (i) step-downs to (x) 50% if our secured net leverage ratio is less than or equal to 4.25 to 1.00, but greater than 3.50 to 1.00 and (y) 0% if our secured net leverage ratio is less than or equal to 3.50 to 1.00 and (ii) reinvestment rights and certain other exceptions;

•	100% of net cash proceeds of the incurrence of certain debt, other than certain debt permitted under the Second Lien Credit Agreement; and

•

50% of annual excess cash flow, subject to (i) a step-down to 25% if our secured net leverage ratio is less than or equal to 4.25 to 1.00, but greater than 3.50 to 1.00, and (ii) a step-down to 0% if our secured net leverage ratio is less than or equal to 3.50 to 1.00; provided that such a prepayment is required only in the amount (if any) by which such prepayment exceeds $35 million in such fiscal year.

Such mandatory prepayments of the Second Lien Credit Agreement (other than with respect to net cash proceeds of the incurrence of certain refinancing indebtedness) are required only (i) if the First Lien Term Loans (and any refinancing thereof) have been paid in full or (ii) with net cash proceeds of asset sales or casualty events or excess cash flow that have been declined by any lender under the First Lien Term Loans.

Guarantees

Subject to certain exceptions, all obligations under the Second Lien Credit Agreement are jointly and severally, fully and unconditionally, guaranteed on a secured basis by each of McAfee Finance 2, LLC and certain of the Borrower’s existing and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, our joint ventures, subsidiaries prohibited by applicable law from becoming guarantors, immaterial subsidiaries, and certain other exempted subsidiaries).

Security

Our obligations and the obligations of the guarantors of our obligations under the Second Lien Credit Agreement are secured by perfected second priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each guarantor’s material wholly-owned restricted domestic subsidiaries and 65% of the equity interests in the material restricted first-tier foreign subsidiaries held by the Borrower or the guarantors of our obligations under the Second Lien Credit Agreement and (ii) substantially all of the Borrower’s and each guarantor’s tangible and intangible assets, in each case subject to certain exceptions.

Certain Covenants

The Second Lien Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions, or dispositions;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our capital stock;

•	make acquisitions, investments, loans (including guarantees), advances, or capital contributions;

•	create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer, or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments or repurchases of debt that is contractually subordinated with respect to right of payment or security;

•	engage in certain transactions with affiliates;

•	modify certain documents governing debt that is subordinated with respect to right of payment;

•	change our fiscal year; and

•	change our material lines of business.

Events of Defaults

The Second Lien Credit Agreement includes certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Under “Description of Capital Stock,” “we,” “us,” “our,” “McAfee,” and “our Company” refer to McAfee Corp.

As of the consummation of this offering, our authorized capital stock will consist of              shares of Class A common stock, par value $0.001 per share,              shares of Class B common stock, par value $0.001 per share, and             shares of preferred stock, par value $0.001 per share. Upon the completion of this offering, there will be              shares of our Class A common stock issued and outstanding and              shares of our Class B common stock issued and outstanding. See “The Reorganization Transactions.”

Common Stock

Voting Rights. Holders of our Class A common stock and Class B common stock will be entitled to cast one vote per share on all matters submitted to stockholders for their approval. Holders of our Class A common stock and Class B common stock will not be entitled to cumulate their votes in the election of directors. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the Class B common stock, voting as a separate class, or as otherwise required by applicable law. The voting power of the outstanding Class B common stock (expressed as a percentage of the total voting power of all common stock) will be equal to the percentage of LLC Units not held directly or indirectly by McAfee Corp. Shares of Class B common stock will be canceled on a one-for-one basis upon the exchange of LLC Units for shares of Class A common stock, and accordingly, the voting power afforded to holders of LLC Units by their shares of Class B common stock will automatically be reduced as the number of LLC Units held by such holder of Class B common stock decreases.

Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast on a matter by stockholders (or, in the case of election of directors, by a plurality), voting together as a single class. Delaware law would require our Class A stockholders and Class B stockholders to vote separately as a single class in the following circumstances:

•

if we amend our amended and restated certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then such class would be required to vote separately to approve the proposed amendment; or

•

if we amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affects holders of such class of stock adversely, then such class would be required to vote separately to approve such proposed amendment.

Except as otherwise provided by law, amendments to the certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.

Dividend Rights. Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. The holders of shares of our Class B common stock will not have any right to receive dividends other than dividends consisting of shares of our Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock.

Liquidation Rights. On our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders. Other than their par value, the holders of shares of our Class B common stock will not have any right to receive a distribution upon a liquidation or dissolution of our Company.

Other Matters. No shares of Class A common stock or Class B common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock or Class B common stock. Holders of shares of our Class A common stock and Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B Common Stock. Upon consummation of this offering, all the outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid, and non-assessable.

Transfers of Class B Common Stock. Pursuant to our amended and restated certificate of incorporation and the New LLC Agreement, each holder of Class B common stock agrees that:

•	the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Units to the same person; and

•	in the event the holder transfers any LLC Units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Class A common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Class A common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Class A common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our Class A common stock and the market value of our Class A common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with Intel, investment funds affiliated with our Sponsors, and certain other stockholders pursuant to which such parties will have specified board representation rights, governance rights and other rights. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Stockholders Agreement.”

Registration Rights

Following the completion of this offering, Intel, certain investment funds affiliated with our Sponsors, certain other stockholders, and our Chief Executive Officer will be entitled to rights with respect to the registration of shares of Class A common stock, including shares received in exchange for a corresponding number of LLC Units and shares of Class B common stock under the Securities Act. These registration rights will be contained in our registration rights agreement. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Registration Rights Agreement.”

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.

These provisions include:

•

Classified board. Our amended and restated certificate of incorporation provides that our board of directors is divided with respect to the time for which directors severally hold office into three classes of directors. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our board of directors is currently composed of seven members.

•

No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting.

•

Requirements for removal of directors. Directors may only be removed for cause; provided, however, TPG or Intel may remove any director nominated by TPG or Intel, respectively, without cause upon affirmative vote of the holders of a majority of the outstanding voting power.

•

Advance notice procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

•

Actions by written consent; special meetings of stockholders. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation also provides that, except as otherwise required by law, special meetings of the stockholders can only be called by or at the direction of the board of directors pursuant to a resolution approved by a majority of the entire board of directors.

•

Supermajority approval requirements. Certain amendments to our certificate of incorporation and shareholder amendments to our bylaws will require the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of our capital stock entitled to vote thereon.

•

Authorized but unissued shares. Our authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval. The existence of authorized but unissued shares of preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) derivative actions or proceedings brought on behalf of the Company, (ii) actions against directors, officers and employees asserting a claim of breach of a fiduciary duty owed to the Company or the Company’s stockholders, (iii) actions asserting a claim against the Company arising pursuant to the DGCL or the Company’s amended and restated certificate of incorporation or bylaws, (iv) actions to interpret, apply, enforce or determine the validity of the Company’s amended and restated certificate of incorporation or bylaws or (v) actions asserting a claim against the Company governed by the internal affairs doctrine, may be brought only in specified courts in the State of Delaware. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act. See “Risk Factors—Our certificate of incorporation after this offering will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders, or employees.”

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in the business opportunities of our Sponsors and Intel and each of their respective partners, principals, directors, officers, members, managers and/or employees, including any of the foregoing who serve as officers or directors of the Company, and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.

Limitations on Liability and Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of our directors and officers to the fullest extent permitted by Delaware law and requires that we will provide them with customary indemnification. We also expect to enter into customary indemnification agreements with each of our directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

We have applied to list our Class A common stock on the Exchange under the symbol “MCFE”.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our Class A common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our Class A common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our Class A common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the completion of this offering, we will have outstanding              shares of our Class A common stock, after giving effect to the issuance of              shares of our Class A common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of options outstanding as of              and              shares of our Class B common stock outstanding.

Of the shares that will be outstanding immediately after the completion of this offering, we expect that the                  shares of Class A common stock to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 described below.

In addition, upon consummation of this offering, the Continuing Owners will beneficially own              shares of Class A common stock underlying LLC Units. The Continuing Owners will have the right, from time to time, to exchange their LLC Units for cash (based upon the market price of the shares of our Class A common stock) or, at our option, for shares of our Class A common stock on a one-for-one basis (and McAfee Corp. will cancel an equal number of shares of Class B common stock to the exchanging member), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications, and other similar transactions.

Shares of our Class A common stock received in exchange for a corresponding number of LLC Units and shares of Class B common stock held by the Continuing Owners would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of Class A common stock will not be freely transferable to the public. However, we will enter into a registration rights agreement with the Continuing Owners that will require us to register under the Securities Act the resale of these shares of Class A common stock. See “Description of Capital Stock—Registration Rights” and “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Registration Rights Agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

The remaining              shares of our Class A common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements and market standoff agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144.

Lock-up Agreements and Market Standoff Agreements

We and each of our directors, executive officers, the selling stockholders, and holders of [    ]% of our capital stock, who collectively own                  shares of our Class A common stock, or securities exercisable for or exchangeable into shares of our Class A common stock, including LLC Units, following this offering, have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of Class A common stock or any securities convertible into or exchangeable or exercisable for shares of Class A common stock for a period of 180 days after the date of this prospectus. Additionally, certain holders representing     % of our outstanding capital stock and options, have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market standoff agreements with us, and we will not waive any of the restrictions of such market standoff agreements during the period ending 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters. The lock-up restrictions and specified exceptions are described in more detail under “Underwriters.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares of Class A common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and upon the expiration of the market standoff agreements and lock-up agreements described above. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares of Class A common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares of Class A common stock immediately upon the completion of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares of Class A common stock within any three-month period that does not exceed the greater of: (i) 1% of the number of shares of our Class A common stock outstanding, which will equal approximately              shares immediately after this offering; and (ii) the average weekly trading volume of our Class A common stock on the Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act (“Rule 701”), beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors, officers, consultants, or advisors who acquired shares of Class A common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements and market standoff agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of Class A common stock that are subject to options and other awards issuable pursuant to our equity incentive plans. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements and market standoff agreements applicable to those shares.

Registration Rights

Subject to the lock-up agreements and market standoff agreements described above, certain holders of our Class A common stock, or securities exercisable for or exchangeable into shares of Class A common stock, including shares of Class B common stock and LLC Units, may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their shares of Class A common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with the Reorganization Transactions and this Offering—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, the existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, and rulings and judicial decisions interpreting the foregoing, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with the alternative minimum tax, the Medicare contribution tax, United States federal tax laws other than United States federal income or estate tax laws, or any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or status. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company,” financial institution, broker-dealer, insurance company, tax-exempt entity, a corporation that accumulates earnings to avoid United States federal income tax, a person subject to special tax accounting as a result of any item of gross income taken into account in an applicable financial statement under Section 451(b) of the Code, a person in a special situation such as those who have elected to mark securities to market or those who hold shares of common stock as part of a straddle, hedge, conversion transaction, or synthetic security or a partnership or other pass-through entity (or beneficial owner thereof) for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction, and the application of any tax treaties.

Distributions on Common Stock

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s shares of our common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our common stock, the excess will be treated as gain from the disposition of shares of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Subject to the discussion below regarding effectively connected income, dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, as discussed further below. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment, or, in certain cases involving individual holders, a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. To obtain this exemption, a non-U.S. holder must provide us with a valid IRS Form W-8ECI properly certifying such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed, valid IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. You are urged to consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may be entitled to a refund of any excess amounts withheld if the non-U.S. holder timely files an appropriate claim for refund with the IRS.

The foregoing discussion is subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Requirements.”

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder or, in certain cases involving individual holders, a fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes during the applicable period specified in the Code, and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a U.S. citizen or resident (as specifically determined for United States federal estate tax purposes) at the time of the individual’s death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement for the exchange of information.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of shares of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of shares of our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions on Common Stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax upon filing a United States federal income tax return containing the required information (which may entail significant administrative burden). You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of shares of our common stock.

UNDERWRITERS (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
TPG Capital BD, LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
HSBC Securities (USA) Inc.
Mizuho Securities USA LLC
Evercore Group L.L.C.
Piper Sandler & Co.
Stifel, Nicolaus & Company, Incorporated
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative. Sale of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us and the selling stockholders that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to have our Class A common stock approved for listing on the Exchange under the trading symbol “MCFE”.

We, Foundation Technology Worldwide LLC, the selling stockholders, and all directors and officers and holders of substantially all of our outstanding capital stock and securities convertible into our capital stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or units of Foundation Technology Worldwide LLC beneficially owned by the locked-up party or any securities convertible into or exercisable or exchangeable for shares of common stock or units of Foundation Technology Worldwide LLC;

•

file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or units of Foundation Technology Worldwide LLC.

whether any such transaction described above is to be settled by delivery of common stock, units of Foundation Technology Worldwide LLC, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by the Company of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

transactions by any person other than us relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the Class A common stock or other securities acquired in such open market transactions.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. Certain holders representing     % of our outstanding capital stock and options, have not entered into lock-up agreements with us, and we will not waive any of the restrictions of such market standoff agreements during the period ending 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class a common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates are lenders under our credit facilities, and an affiliate of Morgan Stanley & Co. LLC acts as administrative agent and collateral agent under our first lien credit facilities.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Conflicts of Interest

Affiliates of TPG beneficially own in excess of 10% of our issued and outstanding common stock. Because TPG Capital BD, LLC, an affiliate of TPG, is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, TPG Capital BD, LLC is deemed to have a “conflict of interest” under Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. TPG Capital BD, LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us, the selling stockholders, and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of our Class A common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to shares of our Class A common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of our Class A common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	In any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to the company or the selling stockholders; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The shares of our Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of our Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A common stock may not be circulated or distributed, nor may the Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the shares of Class common stock are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares of Class A common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Class A common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of Class A common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Class A common stock you undertake to us that you will not, for a period of 12 months from the date of sale of the Class A common stock, offer, transfer, assign or otherwise alienate those Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Brazil

The offer and sale of our Class A common stock has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under CVM Rule No. 400, of December 29, 2003, as amended, or under CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common stock cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our Class A common stock, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of Class A common stock to the public in Brazil.

China

This prospectus will not be circulated or distributed in the People’s Republic of China (“PRC”) and the Class A common stock will not be offered or sold and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

France

Neither this prospectus nor any other offering material relating to the Class A common stock offered by this prospectus has been and will not be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A common stock has been or will be:

a)	released, issued, distributed or caused to be released, issued or distributed to the public in France;

b)	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

c)

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case acting for their own account, or otherwise in circumstances in which no offer to the public occurs, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

d)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

e)

in a transaction that, in accordance with Article L.411-2-I-1°-or-2° -or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).

The Class A common stock may not be distributed directly or indirectly to the public except in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Kuwait

The shares of our Class A common stock has not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common stock in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common stock.

Qatar

The shares of our Class A common stock described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the Class A common stock. The Class A common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common stock.

United Arab Emirates

The shares of our Class A common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Chile

The shares of our Class A common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y

Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Bermuda

The shares of our Class A common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The shares of our Class A common stock are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The Class A common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the Class A common stock for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.

Korea

The shares of our Class A common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the Class A common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of our Class A common stock has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our Class A common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares of our Class A common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares our Class A common stock in Taiwan.

South Africa

Due to restrictions under the securities laws of South Africa, the shares of our Class A common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(a)	the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reverse Bank of South Africa;

(iv)	authorized financial service providers under South African law;

(v)	financial institutions recognized as such under South African law;

(vi)

a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

(b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the Class A common stock. Accordingly, this document does not, nor is it intended to, constitute a

“registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the Class A common stock in South Africa constitutes an offer of the Class A common stock in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in Section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within Section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Ropes & Gray LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by certain of our Sponsors and often a co-investor with such funds. RGIP, LP owns, directly or indirectly, less than 1% of our outstanding Class A common stock and Class  B common stock in the aggregate.

EXPERTS

The audited consolidated financial statements of McAfee (Predecessor) as of and for the period ended April 3, 2017 included in this prospectus have been so included in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 28, 2019 and December 29, 2018, for the years ended December 28, 2019 and December 29, 2018, and for the period from April 4, 2017 through December 30, 2017 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with this offering, PricewaterhouseCoopers LLP (“PwC”) completed an independence assessment to evaluate the services and relationships with Foundation Technology Worldwide LLC (also known as and hereinafter referred to as “McAfee” or the “Company”) and its affiliates that may bear on PwC’s independence under the SEC and the PCAOB (United States) independence rules for an audit period commencing April 4, 2017. The existence of business relationships, including the performance of a management function, at controlled portfolio companies, and their controlled subsidiaries, of our indirect parent, TPG, were identified that are inconsistent with SEC and PCAOB auditor independence rules provided in Rule 2-01 of Regulation S-X and are described below. Additionally, the performance of employee activities, deemed to be management functions, and a contingent fee arrangement benefitting an upstream affiliate of the Company, were identified that are inconsistent with SEC and PCAOB auditor independence rules provided in 2-01 of Regulation S-X and are described below.

•	From May 2017 through December 2017, a business relationship between PwC US and a sister entity under common control with McAfee existed, which allowed for the joint pursuit of business opportunities.

•

From June 2017 through January 2018, a business relationship between PwC China and a controlled subsidiary, located in China, of a sister entity under common control with McAfee existed, which allowed for the joint pursuit of business opportunities.

•

From May 2017 through September 2017, a business relationship between PwC Japan and a controlled subsidiary, located in Japan, of a sister entity under common control with McAfee existed, which allowed for the joint pursuit of business opportunities. In September 2017, the business relationship expired under its own terms with no business opportunities having been jointly pursued or awarded pursuant to this business relationship.

•

From June 2018 through February 2019, a software reselling arrangement, deemed an impermissible business relationship, including the performance of a management function, between PwC India and a controlled subsidiary, located in India, of a sister entity under common control with McAfee existed.

•

From April 2017 through July 2019, PwC US provided services pursuant to a contingent fee benefitting an upstream affiliate of the Company. In July 2019, PwC US agreed to waive the fee and terminate the remaining services.

•

From April 2017 through December 2018 and from July 2018 through June 2019, PwC US provided non-audit services which included certain employee activities benefiting an upstream affiliate of the Company.

PwC communicated the facts and circumstances surrounding the services and relationships, including the scope and duration of the services and business relationships, including the fees earned and the steps taken to terminate the prohibited aspect of the services and relationships to the Audit Committee of McAfee. PwC also noted that none of the matters noted have any accounting impact on the financial results of McAfee or any of its subsidiaries and, therefore, presents no self review threat. The filing of the Form S-1 necessitates compliance with the SEC’s and PCAOB’s independence rules. The Audit Committee and management of the Company and PwC have separately considered the impact that the business relationships and non-audit services may have had on PwC’s independence with respect to McAfee. Based on the totality of the information provided with respect to the impact of the contingent fee, performance of management functions and the business relationships, both PwC and the Audit Committee of McAfee individually concluded that PwC is capable of exercising objective and impartial judgment in connection with the audits of the Company’s consolidated financial statements as of December 28, 2019 and December 29, 2018, for the years ended December 28, 2019 and December 29, 2018, and for the period from April 4, 2017 through December 30, 2017.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information with respect to us and the Class A common stock offered hereby, please refer to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above.

We also maintain a website at www.mcafee.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part, and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase shares of our common stock.

FOUNDATION TECHNOLOGY WORLDWIDE LLC

INDEX TO AUDITED AND UNAUDITED FINANCIAL STATEMENTS

Page
COMBINED (PREDECESSOR) / CONSOLIDATED (SUCCESSOR) FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm (Predecessor)	F-1
Report of Independent Registered Public Accounting Firm (Successor)	F-2
Consolidated Balance Sheets	F-3
Combined (Predecessor) / Consolidated (Successor) Statements of Operations and Comprehensive Loss	F-4
Combined (Predecessor) / Consolidated (Successor) Statements of Cash Flows	F-5
Combined (Predecessor) / Consolidated (Successor) Statements of Equity (Deficit)	F-6
Notes to the Combined (Predecessor) / Consolidated (Successor) Financial Statements	F-7

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Balance Sheets as of December 28, 2019 and June 27, 2020	F-48
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and six months ended June 29, 2019 and June 27, 2020	F-49
Unaudited Condensed Consolidated Statements of Cash Flows for the three and six months ended June 29, 2019 and June 27, 2020	F-50
Unaudited Condensed Consolidated Statements of Members’ Equity (Deficit) as of June 29, 2019 and June 27, 2020	F-51
Notes to the Unaudited Condensed Consolidated Financial Statements	F-52

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Intel Corporation

We have audited the accompanying combined statements of operations and comprehensive loss, cash flows and equity of McAfee (Predecessor) for the period from January 1, 2017 to April 3, 2017 (referred to as “period ended April 3, 2017”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of McAfee (Predecessor) at April 3, 2017, and the combined results of its operations and its cash flows for the period ended April 3, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Jose, California

July 14, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Managers of Foundation Technology Worldwide LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Foundation Technology Worldwide LLC and its subsidiaries (also known as and herein after referred to as “McAfee” or the “Company”) as of December 28, 2019 and December 29, 2018, and the related consolidated statements of operations and comprehensive loss, of equity (deficit), and of cash flows for the years ended December 28, 2019, December 29, 2018 and for the period from April 4, 2017 to December 30, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2019 and December 29, 2018, and the results of its operations and its cash flows for the years ended December 28, 2019, December 29, 2018, and for the period from April 4, 2017 to December 30, 2017 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 3 and in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in the year ended December 28, 2019 and the manner in which it accounts for revenues from contracts with customers in the year ended December 29, 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 5, 2020, except for the effects of disclosing earnings per unit information discussed in Note 18 to the consolidated financial statements, as to which the date is August 17, 2020

We have served as the Company’s auditor since 2017.

FOUNDATION TECHNOLOGY WORLDWIDE LLC

CONSOLIDATED BALANCE SHEETS

(in millions)

	Successor
	As of December 29, 2018	As of December 28, 2019
Assets
Current assets:
Cash and cash equivalents	$468	$167
Accounts receivable, net	347	409
Deferred costs	165	187
Other current assets	75	68

Total current assets	1,055	831
Property and equipment, net	178	171
Goodwill	2,426	2,428
Identified intangible assets, net	2,539	2,071
Deferred tax assets	54	55
Other long-term assets	117	232

Total assets	$6,369	$5,788

Liabilities and deficit
Current liabilities:
Accounts payable and other current liabilities	$142	$196
Long-term debt, current portion	36	43
Accrued marketing	104	94
Income taxes payable	13	15
Accrued compensation and benefits	187	209
Lease liabilities, current portion	—	29
Deferred revenue	1,455	1,574

Total current liabilities	1,937	2,160
Long-term debt, net	4,072	4,669
Deferred tax liabilities	140	160
Other long-term liabilities	39	175
Deferred revenue, less current portion	652	718
Commitments and contingencies (Note 17)	—	—
Deficit:
Accumulated other comprehensive income (loss)	2	(62)
Members’ equity (deficit)	675	(647)
Accumulated deficit	(1,148)	(1,385)

Total deficit	(471)	(2,094)

Total liabilities and deficit	$6,369	$5,788

See the accompanying notes to the combined and consolidated financial statements

FOUNDATION TECHNOLOGY WORLDWIDE LLC

COMBINED (PREDECESSOR) / CONSOLIDATED (SUCCESSOR) STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in millions except per unit data)

	Predecessor	Successor
	Period Ended April 3, 2017	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Net revenue	$586	$1,490	$2,409	$2,635
Cost of sales	163	542	840	843

Gross profit	423	948	1,569	1,792
Operating expenses:
Sales and marketing	212	584	815	770
Research and development	127	323	406	380
General and administrative	51	157	253	272
Amortization of intangibles	40	167	232	222
Restructuring and transition charges (Note 9)	66	123	36	22

Total operating expenses	496	1,354	1,742	1,666

Operating income (loss)	(73)	(406)	(173)	126
Interest expense and other, net	(1)	(159)	(307)	(295)
Foreign exchange gain (loss), net	3	(9)	30	20

Loss before income taxes	(71)	(574)	(450)	(149)
Provision for income tax expense	8	33	62	87

Net loss	$(79)	$(607)	$(512)	$(236)

Other comprehensive loss:
Gain (loss) on interest rate cash flow hedges, net of tax	$—	$—	$2	$(63)
Pension and postretirement benefits loss, net of tax	—	—	—	(1)

Total comprehensive loss	$(79)	$(607)	$(510)	$(300)

Net loss per unit, basic and diluted		$(6.58)	$(5.48)	$(2.51)
Weighted-average units outstanding, basic and diluted		92.3	93.4	94.1
Pro forma net loss per share data:
Pro forma net loss per share, basic and diluted

Pro forma weighted-average shares of Class A common stock outstanding, basic and diluted

See the accompanying notes to the combined and consolidated financial statements

FOUNDATION TECHNOLOGY WORLDWIDE LLC

COMBINED (PREDECESSOR) / CONSOLIDATED (SUCCESSOR) STATEMENTS OF CASH FLOWS

	Predecessor	Successor
(in millions)	Period Ended April 3, 2017	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Cash flows from operating activities:
Net loss	$(79)	$(607)	$(512)	$(236)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	60	386	543	536
Equity-based compensation	23	8	28	25
Deferred taxes	(13)	(2)	9	18
Other operating activities	—	14	(12)	33
Change in assets and liabilities:
Accounts receivable, net	93	(85)	29	(60)
Deferred costs	(9)	(124)	(26)	(22)
Other assets	(2)	37	(54)	(71)
Accounts payable and other current liabilities	(11)	55	1	28
Deferred revenue	3	502	309	186
Other liabilities	(130)	132	4	59

Net cash provided by (used in) operating activities	(65)	316	319	496
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	—	(615)	(2)
Additions to property and equipment	(29)	(35)	(61)	(56)
Other investing activities	19	(4)	(1)	(5)

Net cash used in investing activities	(10)	(39)	(677)	(63)
Cash flows from financing activities:
Proceeds from the issuance of Member units	—	217	—	1
Proceeds from Excess Separation Note from Member	—	25	20	—
Proceeds from long-term debt	—	3,671	504	685
Proceeds from sales of common stock through employee incentive plans	14	—	—	—
Payment for the long-term debt due to third party	—	(8)	(87)	(67)
Payment for the long-term debt due to Members	—	(2,245)	—	—
Payment for debt issuance costs	—	(11)	(10)	(6)
Net change in principal due to debt modification	—	—	52	—
Distributions to Members	—	(1,562)	—	(1,334)
Net transfers to parent	(35)	—	—	—
Other financing activities	(2)	—	(20)	(13)

Net cash (used in) provided by financing activities	(23)	87	459	(734)
Effect of exchange rate fluctuations on cash and cash equivalents	3	7	(4)	—

Net increase (decrease) in cash and cash equivalents	(95)	371	97	(301)
Cash and cash equivalents, beginning of period	146	—	371	468

Cash and cash equivalents, end of period	$51	$371	$468	$167

See the accompanying notes to the combined and consolidated financial statements

FOUNDATION TECHNOLOGY WORLDWIDE LLC

COMBINED (PREDECESSOR) / CONSOLIDATED (SUCCESSOR) STATEMENTS OF EQUITY (DEFICIT)

(in millions)

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Members’ Equity (Deficit)	Accumulated Deficit	Total Net Equity (Deficit)
Balance at December 31, 2016, Predecessor	$3,564	$(549)	$—	$—	$3,015
Net loss	(79)	—	—	—	(79)
Net transfers to parent	(1)	—	—	—	(1)

Balance at April 3, 2017, Predecessor	$3,484	$(549)	$—	$—	$2,935

Balance at elimination of Predecessor net parent investment and accumulated other comprehensive income	(3,484)	549	—	—	(2,935)
Contributions from Members	—	—	2,217	—	2,217
Distributions to Members	—	—	(1,562)	—	(1,562)
Equity-based awards expense, net of equity withheld to cover taxes	—	—	8	—	8
Net loss	—	—	—	(607)	(607)

Balance at December 30, 2017, Successor	—	—	663	(607)	56
Cumulative effect adjustment from adoption of ASC Topic 606	—	—	—	(29)	(29)
Other comprehensive income, net of tax	—	2	—	—	2
Equity-based awards expense, net of equity withheld to cover taxes	—	—	19	—	19
Unit repurchases	—	—	(7)	—	(7)
Net loss	—	—	—	(512)	(512)

Balance at December 29, 2018, Successor	—	2	675	(1,148)	(471)
Cumulative effect adjustments from adoption of ASC Topic 842 (Note 3)	—	—	—	(1)	(1)
Distributions to Members	—	—	(1,338)	—	(1,338)
Other comprehensive loss, net of tax	—	(64)	—	—	(64)
Equity-based awards expense, net of equity withheld to cover taxes	—	—	17	—	17
Unit issuances	—	—	1	—	1
Unit repurchases	—	—	(2)	—	(2)
Net loss	—	—	—	(236)	(236)

Balance at December 28, 2019, Successor	$—	$(62)	$(647)	$(1,385)	$(2,094)

See the accompanying notes to the combined and consolidated financial statements

FOUNDATION TECHNOLOGY WORLDWIDE LLC

NOTES TO THE COMBINED (PREDECESSOR) / CONSOLIDATED (SUCCESSOR)

FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

Background and Principles of Combination (Predecessor) and Consolidation (Successor)

McAfee is a leading-edge cybersecurity company that provides advanced security solutions to consumers, small and medium-sized businesses, large enterprises, and governments. Security technologies from McAfee use a unique, predictive capability that is powered by McAfee Global Threat Intelligence, which enables home users and businesses to stay one step ahead of the next wave of fileless attacks, viruses, malware, and other online threats.

Predecessor

On February 28, 2011, McAfee, Inc. was acquired by Intel Corporation (“Intel”, or “the Parent”, or “parent”) forming the basis of the Intel Security Group (“Predecessor”).

Financial information as of and for the period from January 1, 2017 through April 3, 2017 (collectively the “Predecessor period”), was derived from the consolidated financial statements and accounting records of Intel as if the business had operated on a standalone basis and was prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The combined statement of operations and comprehensive loss for the Predecessor period reflects allocations of general corporate expenses from Intel, including but not limited to finance, human resources, procurement, information technology, and other shared services. These allocations were made on a direct-usage basis when identifiable, with the remainder allocated on the basis of proportionate revenue, headcount, or other relevant measures and were considered to be a reasonable reflection of the services provided by Intel and were expensed and reflected as a component of net parent investment in the combined statements of equity. The allocations may not, however, reflect the expenses the Predecessor would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if the Predecessor had operated as a stand-alone company would depend on a number of factors, including the chosen organizational structure, the outsourcing of certain functions, and other strategic decisions.

In addition to the cost of support functions, the Predecessor employees participated in various Intel compensation and benefit plans. A portion of those plan costs, based on actual headcount of active, retired, and other former employees, was included in the accompanying combined financial statements. These costs are not necessarily indicative of costs that would have been incurred had the Predecessor operated on a stand-alone basis.

During the Predecessor period, Intel maintained a centralized treasury function and performed cash management on the Predecessor’s behalf. The Predecessor periodically transferred cash to Intel and generally withheld enough to meet working capital needs. Cash transfers between Intel and the Predecessor were reflected as a component of net parent investment (“NPI”) in the combined statements of equity and the total net effect of the settlement of these related-party transactions were reflected as net transfers to parent in the combined statements of cash flows. The cash balances may not reflect the cash balances the Predecessor would have held as a stand-alone company.

During the Predecessor period, all intercompany transactions within the combined businesses of the Predecessor have been eliminated. Intercompany transactions between the Predecessor and Intel arising from intercompany loan arrangements, periodic bank account sweeps, tax payments, and other similar related-party transactions were considered to be effectively settled in the combined financial statements at the time the transactions were recorded. The total net effect of the settlement of these intercompany transactions were reflected within net parent investment in the combined statements of equity and within net transfers to parent within financing activities in the combined statements of cash flows.

Successor

On April 3, 2017, TPG VII Manta Holdings, L.P., now known as Manta Holdings, L.P. (“Manta”) purchased from Intel a majority interest in Foundation Technology Worldwide LLC (“FTW”), a Delaware limited liability company (“the Transaction”), of which Manta and a subsidiary of Intel are members (collectively the “Members”). Upon completion of the Transaction, Manta owned 51.0% and Intel retained 49.0% of the ownership of FTW. FTW, through ownership in various subsidiaries, wholly owns McAfee, LLC, a Delaware limited liability company, and its consolidated subsidiaries (collectively “McAfee”, the “Company”, “we”, “our”, “us” or “Successor”).

Financial information subsequent to the Transaction (the “Successor period”) includes the accounts of McAfee and was prepared in accordance with U.S. GAAP. All intercompany balances and transactions within McAfee have been eliminated in consolidation. Any transactions between McAfee and Intel, Manta or Manta’s owners are considered transactions with Members. We have reclassified certain prior period amounts to conform to our current period presentation.

We consolidate entities in which we have a controlling financial interest, the usual condition of which is ownership of a majority voting interest. We also consider for consolidation certain interests where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity (“VIE”), is required to be consolidated by its primary beneficiary. The primary beneficiary of a VIE is considered to possess the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the rights to receive benefits from the VIE that are significant to it.

Use of Estimates

The preparation of the combined and consolidated financial statements required us to make certain estimates and judgments that affect the amounts reported. Actual results may differ materially from our estimates. The accounting estimates that required our most significant and subjective judgments include:

•	determining the nature and timing of satisfaction of performance obligations, assessing associated material rights and determining the standalone selling price (“SSP”) of performance obligations;

•

prior to adoption of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, and all related updates (collectively, “ASC Topic 606”), determining the fair value of each of the elements within multiple-element revenue transactions where vendor specific objective evidence is not available;

•	determining our technology constrained customer life;

•	projections of future cash flows related to revenue-share and related agreements with our personal computer original equipment manufacturer partners;

•	fair value estimates for assets and liabilities acquired in business combinations;

•	the valuation and recoverability of identified intangible assets and goodwill;

•	recognition and measurement of foreign current and deferred income taxes as well as our uncertain tax positions;

•	fair value of our equity awards;

•	fair value of long-term debt and related swaps; and

•

allocation of expenses attributable to the Predecessor initially recorded by Intel and the determination of the Predecessor’s assets and liabilities otherwise recorded by Intel for the Predecessor period.

Fiscal Calendar

We maintain a 52- or 53-week fiscal year that ends on the last Saturday in December. Period ended April 3, 2017 is an approximately 13-week period starting on January 1, 2017. Period ended December 30, 2017 is an approximately 39-week fiscal period starting on April 4, 2017. Fiscal year 2018 is a 52-week year starting on December 31, 2017 and ending on December 29, 2018. Fiscal year 2019 is a 52-week year starting on December 30, 2018 and ending on December 28, 2019.

Functional Currency

Prior to the third quarter of 2015, the Predecessor’s functional currency was primarily the local currency in the respective country where the Predecessor’s legal entities resided. The assets and liabilities of foreign subsidiaries that used local currency as its functional currency were translated to U.S. dollar (“USD”) based on the current exchange rate prevailing at each balance sheet date and any resulting translation adjustments were included in Accumulated other comprehensive income (loss). Revenues and expenses were translated into USD using the average exchange rates prevailing for each period presented. In addition, when a subsidiary entered into transactions that were denominated in currencies other than its functional currency, the assets and liabilities and revenue and expenses related to the transactions were translated into the functional currency, and any resulting gains or losses were recorded in the combined statement of operations and comprehensive loss.

Beginning in the third quarter of 2015, concurrent with restructuring various legal entities, transferring intellectual property rights, and revising foreign intercompany billing and operating structures, the Predecessor’s functional currency was determined to be USD and was prospectively accounted for as such. The USD-translated amounts of non-monetary assets and liabilities at the beginning of the third quarter of 2015 became the historical accounting basis for those assets and liabilities. As such, the Accumulated other comprehensive income (loss) as of December 26, 2015 of $549 million did not change in subsequent periods. After the Transaction, all amounts in Accumulated other comprehensive income (loss) were eliminated. Our functional currency for all of our subsidiaries in the Successor period is USD.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

We derive revenue from the sale of security products, subscriptions, software as a service (“SaaS”) offerings, support and maintenance, professional services, or a combination of these items, primarily through our indirect relationships with our partners or direct relationships with end customers through our internal sales force. On December 31, 2017, we adopted ASC Topic 606. Results for the reporting period beginning December 31, 2017 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported under ASC Topic 605.

We recognize revenue pursuant to the five-step framework within ASC Topic 606:

1.	Identify the contract(s) with a customer: Contracts are generally evidenced by a binding and non-cancelable purchase order or agreement that creates enforceable rights and obligations.

2.	Identify the performance obligations in the contract: Performance obligations are the promises contained in the contract to provide distinct goods or services.

3.	Determine the transaction price: The amount of consideration we expect to be entitled for transferring the promised goods and services to the customer.

4.

Allocate the transaction price to the performance obligations in the contract: SSP is determined for each performance obligation in the contract and a proportion of the overall transaction price is allocated to each performance obligation based on the relative value of its SSP in comparison to the transaction price except when a discount or variable consideration can be allocated to a specific performance obligation in the contract.

5.	Recognize revenue when (or as) we satisfy a performance obligation: Recognition for a performance obligation may happen over time or at a point in time depending on the facts and circumstances.

We generally consider our customer to be the entity with which we have a contractual agreement. This could be the end user, or when we sell products and services through the channel, our customer could be either the distributor or the reseller. As part of determining whether a contract exists, probability of collection is assessed on a customer-by-customer basis at the outset of the contract. Customers are subjected to a credit review process that evaluates the customers’ financial position and the ability and intention to pay.

At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a good or service (or bundle of goods or services) that is distinct — i.e., if a good or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or together with other resources that are readily available to the customer. To identify our performance obligations, we consider all of the goods or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Determining whether products and services are considered distinct performance obligations or should be combined to create a single performance obligation may require significant judgment. We recognize revenue when (or as) we satisfy a performance obligation by transferring control of a good or service to a customer.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer, adjusted for estimated variable consideration, if any. We typically estimate the transaction price impact of sales returns and discounts offered to the customers, including discounts for early payments on receivables, rebates or certain distribution partner incentives, including marketing programs. Constraints are applied when estimating variable considerations based on historical experience where applicable.

Once we have determined the transaction price, we allocate it to each performance obligation in a manner depicting the amount of consideration to which we expect to be entitled in exchange for transferring the goods or services to the customer (the “allocation objective”). If the allocation objective is met at contractual prices, no allocations are made. Otherwise, we allocate the transaction price to each performance obligation identified in the contract on a relative SSP basis, except when the criteria are met for allocating variable consideration or a discount to one or more, but not all, performance obligations in the contract.

To determine the SSP of our goods or services, we conduct a regular analysis to determine whether various goods or services have an observable SSP. If we do not have an observable SSP for a particular good or service, then SSP for that particular good or service is estimated using an approach that maximizes the use of observable inputs. We generally determine SSPs using various methodologies such as historical prices, expected cost plus margin, adjusted market assessment or non-standalone selling prices.

We recognize revenue as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the promised goods or services. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities. Control of the promised goods or services is transferred to our customers at either a point in time or over time, depending on the performance obligation.

Nature of Products and Services

Certain of our perpetual software licenses or hardware with integrated software are not distinct from their accompanying maintenance and support, as they are dependent upon regular threat updates. These contracts typically contain a renewal option that we have concluded creates a material right for our customer. The license, hardware and maintenance and support revenue is recognized over time, as control is transferred to the customer over the term of the initial contract period while the corresponding material right is recognized over time beginning at the end of the initial contractual period over the remainder of the technology constrained customer life.

Alternatively, certain of our perpetual software licenses, hardware appliances, or hardware with integrated software provide a benefit to the customer that is separable from the related support as they are not dependent upon regular threat updates. Revenue for these products is recognized at a point in time when control is transferred to our customers, generally at shipment. The related maintenance and support represent a separate performance obligation and the associated transaction price allocated to it is recognized over time as control is transferred to the customer.

The nature of our promise to the customer to provide our SaaS offerings and time-based software licenses and related support and maintenance is to stand ready to provide protection for a specified or indefinite period of time. Maintenance and support in these cases are typically not distinct performance obligations as the licenses are dependent upon regular threat updates to the customer. Instead the maintenance and support is combined with a software license to create a single performance obligation. We typically satisfy these performance obligations over time, as control is transferred to the customer as the services are provided.

Revenue for professional services that are a separate and distinct performance obligation is recognized as services are provided to the customer.

Additional Revenue Recognition Considerations

Royalties and Managed Service Provider Revenues

Our original equipment manufacturer (“OEM”) and managed service provider (“MSP”) sales channels have revenues derived from sales- or usage-based royalties. Such revenue is excluded from any variable consideration and transaction price calculations and is recognized at the later of when the sale or usage occurs, or the performance obligation is satisfied or partially satisfied.

Consideration Payable to a Customer

We make various payments to our channel partners, which may include revenue share, product placement fees and marketing development funds. Costs that are incremental to revenue, such as revenue share, are capitalized and amortized over time as cost of sales (Note 4). Product placement fees and marketing development funds are expensed in sales and marketing expense as the related benefit is received and were $170 million and $142 million for the fiscal year ended December 29, 2018, and fiscal year ended December 28, 2019, respectively.

Under certain of our channel partner agreements, the partners pay us royalties on our technology sold to their customers, which we recognize as revenue in accordance with our revenue recognition policy. In these situations, the payments made to our channel partners are recognized as consideration paid to a customer, and thus are recorded as reductions to revenue up to the amount of cumulative revenue recognized from the contract with the channel partner during the period of measurement.

Payment Terms and Warranties

Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, we require payment before the products or services are delivered to the customer.

We provide assurance warranties on our products and services. The warranty timeframe varies depending on the product or service sold, and the resolution of any issues is at our discretion to either repair, replace, reperform or refund the fee.

Contract Costs

Contract acquisition costs consist mainly of sales commissions and associated fringe benefits, as well as revenue share under programs with certain of our distribution partners. For revenue share, the partner receives a percentage of the revenue we receive from an end user upon conversion to a paid customer or renewal. These costs would not have been incurred if the contract was not obtained and are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are capitalized and amortized over time in accordance with Accounting Standards Codification (“ASC”) 340-40.

Contract fulfillment costs consist of hardware and software and related costs. These costs are incremental and recoverable and are capitalized and amortized on a systematic basis that is consistent with the pattern of transfer of the goods and services to which the asset relates. We typically recognize the initial commissions that are not commensurate with renewal commissions over the longer of the customer relationship (generally estimated to be four to five years) or over the same period as the initial revenue arrangement to which these costs relate. Renewal commissions paid are generally amortized over the renewal period.

ASC Topic 605

Prior to December 31, 2017, we recognized revenue under ASC Topic 605, when all of the following criteria had been met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) fee is fixed or determinable, and collectability is probable. For multiple-element arrangements that include perpetual software licenses, support, and/or services, we allocated fair value to each element based on vendor-specific objective evidence (“VSOE”). If VSOE was available, we recognized when the element was delivered. If VSOE was not available for the delivered element, we applied the residual method and recognized revenue for the difference between the total arrangement fee and the aggregate fair value of the undelivered elements.

For software and non-software multiple-element arrangements, we allocated revenue using the relative selling price method to the software elements as a group and non-software elements based on the following selling price hierarchy: (1) VSOE of fair value, (2) third-party evidence (“TPE”), and (3) best estimate of selling price (“BESP”). We then allocated the arrangement within the software group using the residual method. When we were unable to establish a selling price using VSOE or TPE, we used BESP to allocate the arrangement fees to the deliverables. We limited the amount of revenue recognized for delivered elements to an amount that was not contingent upon future delivery of additional products/services or meeting any specified performance conditions.

We recognized product revenue at the time of shipment, provided all other revenue recognition criteria had been met. We recognized service, support, and subscriptions revenue ratably over the contractual period, which typically ranged from one to three years.

Our professional services typically consist of training and implementation services. Professional service revenue was recognized as the services are performed or, if required, upon customer acceptance.

We enter into revenue-sharing agreements with our strategic partners, primarily PC OEMs who load trial or subscription versions of the Company’s products onto their hardware products. We share a percentage of the revenue we receive from the end customer upon trial-to-paid conversion or upon renewal of a paid subscription. We accrued for revenue-sharing agreements within accounts payable and other accrued liabilities in the consolidated balance sheets, which totaled $95 million as of December 30, 2017. Costs that are incremental to revenue, such as revenue share, are capitalized and amortized over time as cost of sales. Product placement fees and marketing development funds are expensed in sales and marketing expense as the related benefit is received. For the period ended April 3, 2017, $34 million and $35 million were included in sales and marketing and cost of sales, respectively. For the period ended December 30, 2017, $135 million and $32 million were included in sales and marketing and cost of sales, respectively.

We have various marketing programs with our business partners who we consider customers and reduced revenue by the cash consideration given, which was presumed to be a reduction of the selling price. We deferred costs of revenue related to revenue-sharing and royalty arrangements and commissions and recognized these costs over the service period of the related revenue which was typically over one to three years.

Advertising Expenses

Marketing programs that are facilitated through third parties not considered customers are expensed as incurred. Total advertising expenses were $13 million, $40 million, $62 million, and $53 million for the period ended April 3, 2017, period ended December 30, 2017, year ended December 29, 2018, and year ended December 28, 2019, respectively, excluding amounts included in sales and marketing as discussed in the revenue recognition section above.

Accounts Receivable

We record accounts receivable at the invoiced amount and maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables. We review accounts receivable to identify specific customers with known disputes or collectability issues and maintain an allowance for all other receivables not included in the specific reserve by applying a set percentage for projected uncollectible amounts to the accounts receivable balance. In determining this percentage, judgment based on historical collection experience and current economic trends is applied. We recorded an allowance for doubtful accounts of $1 million and less than $1 million as of December 29, 2018 and December 28, 2019, respectively.

Cash and Cash Equivalents

All highly liquid investments with original maturities of 95 days or less are considered cash equivalents.

Goodwill

Goodwill is recorded as the excess of consideration transferred over the acquisition-date fair values of assets acquired and liabilities assumed and primarily comprises the goodwill arising from the Transaction. We assign goodwill to our reporting units based on the relative fair value expected at the time of the acquisition (Note 10).

We perform an annual impairment assessment on the first day of the third month in the fourth quarter or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment of a reporting unit’s goodwill. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and we are not required to perform the quantitative goodwill impairment test.

For reporting units in which the impairment assessment concludes that it is more likely than not that the fair value is less than its carrying value, we perform the quantitative goodwill impairment test, which compares the fair value of the reporting unit to its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value. Our goodwill impairment test considers the income method and/or market method to estimate a reporting unit’s fair value.

Identified Intangible Assets

We amortize all finite-lived intangible assets that are subject to amortization over their estimated useful life of economic benefit on a straight-line basis (Note 10).

For significant intangible assets subject to amortization, we perform a quarterly assessment to determine whether facts and circumstances indicate that the useful life is shorter than we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining useful lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If an asset’s useful life is shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the updated, shorter useful life.

For our intangible assets not subject to amortization, we perform an annual impairment assessment on the first day of the third month in the fourth quarter, or more frequently if indicators of potential impairment exist, to determine whether it is more likely than not that the carrying value of the asset may not be recoverable. If necessary, a quantitative impairment test is performed to compare the fair value of the indefinite-lived intangible asset with its carrying value. Impairments, if any, are based on the excess of the carrying amount over the fair value of the asset.

Research and Development

Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Research and development costs include salaries and benefits of researchers, supplies, and other expenses incurred during research and development efforts. Development costs are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to customers. Technological feasibility is reached when the product reaches the working-model stage. To date, new products and enhancements generally have reached technological feasibility and have been released for sale at substantially the same time. All research and development costs to date have been expensed as incurred except for software subject to a hosting arrangement.

Software development costs of both internal-use applications and software sold subject to hosting arrangements are capitalized when we have determined certain factors are present, including factors that indicate technology exists to achieve the performance requirements, the decision has been made to develop internally versus buy and our management has authorized the funding for the project. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use and capitalized costs are amortized over their estimated useful life of three to five years using the straight-line method. When events or circumstances indicate the carrying value of internal use software might not be recoverable, we assess the recoverability of these assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows.

Awards

The Predecessor measured compensation cost is measured at the grant date based on the fair value of the award recognized equity-based compensation over the service period of the award. The Predecessor eliminated deferred tax assets for Intel RSUs and stock options with multiple vesting dates for each vesting period on a first-in, first-out basis as if each vesting period was a separate award. Forfeitures are estimated based on a historical forfeiture rate.

Following the Transaction, our Board of Managers of FTW (the “Board”) approved the adoption of the Foundation Technology Worldwide LLC 2017 Management Incentive Plan (the “2017 Incentive Plan”). The 2017 Incentive Plan provides for the grant of Management Incentive Units (“MIUs”), Management Equity Participation Units (“MEPUs”), Cash RSU (“CRSUs”) and Class A Units (including by way of RSUs, settleable upon vesting in Class A Units or in cash) to employees and service providers. We currently provide various equity-based and cash-based compensation to those whom, in the opinion of the Board, are in a position to make a significant contribution to our success.

Equity-based compensation cost is measured at the grant date based on the fair value of the award and cash-based compensation cost is re-assessed at each reporting period. Both types of awards are recognized as expense over the appropriate service period. Determining the fair value of equity-based and cash-based awards requires considerable judgment, including assumptions and estimates of the following:

•	fair value of the unit;

•	life of the award;

•	volatility of the unit price; and

•	dividend yield

The fair value of the unit is determined by the Board reasonably and in good faith. Generally, this has involved a review of an independent valuation of our business, which requires judgmental inputs and assumptions such as our cash flow projections, peer company comparisons, market data, growth rates and discount rate. The Board reviews its prior determination of fair value of a unit on a quarterly basis to decide whether any change is appropriate (including whether to obtain a new independent valuation), considering such factors as any significant financial, operational, or market changes affecting the business since the last valuation date. Due to us not having sufficient historical volatility, we use the historical volatilities of publicly traded companies which are similar to us in size, stage of life cycle and financial leverage. We will continue to use this peer group of companies unless a situation arises within the group that would require evaluation of which publicly traded companies are included or once sufficient data is available to use our own historical volatility. In addition, for awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. For goals dependent upon a qualifying liquidity event, (i.e., a change of control or public offering registered on a Form S-1 (or successor form), in either case, occurring on or before April 3, 2024) (a “Qualifying Liquidity Event”), we will not recognize any expense until the event occurs. Upon consummation of a Qualifying Liquidity Event, we would recognize a cumulative catch-up of expense based on the vesting dates for our time-based awards and expected vesting dates for our performance-based awards. Differences between actual results and these estimates could have a material effect on the consolidated financial results. We recognize forfeitures as they occur.

After the close of the Transaction, our employees are no longer eligible for Intel Awards (as defined below). Prior to the transaction, Intel’s stockholders approved the adoption of the Intel Corporation 2006 Equity Incentive Plan. The plan provides for the grant of stock options, stock appreciation rights, restricted stock, and restricted stock units (collectively “Intel Awards”) to eligible full-time and part-time employees and non-employee directors. These awards generally vested over three or four years. Stock options generally expire seven years from the date of grant. Awards were generally granted with only a time-vesting requirement, but may have had certain performance and/or market conditions required for vesting.

All outstanding Intel Awards were replaced with fixed cash payouts (“retention awards”) or unvested Class A Unit awards (Note 12). After the close of the Skyhigh Networks, Inc. (“Skyhigh”) acquisition (Note 6), Skyhigh employees are no longer eligible for Skyhigh’s equity incentive plan and all outstanding awards were replaced with retention awards or unvested Class A unit awards.

Derivative and Hedging Instruments

The fair values of each of our derivative instruments are recorded as an asset or liability on a net basis at the balance sheet date within other current or long-term assets or liabilities. We do not use derivative financial instruments for speculative trading purposes.

To reduce the interest rate risk inherent in variable rate debt, we entered into certain interest rate swap agreements to convert a portion of our variable rate borrowing into a fixed rate obligation (Note 15). These interest rate swap agreements fix the London Interbank Offered Rate (“LIBOR”) portion of the US dollar denominated variable rate borrowings. Accordingly, to the extent the cash flow hedge is effective, changes in the fair value of interest rate swaps will be included within Accumulated other comprehensive income in the consolidated balance sheets. Hedge accounting will be discontinued when the interest rate swap is no longer effective in offsetting cash flows attributable to the hedged risk, the interest rate swap expires or the cash flow hedge is dedesignated because it is no longer probable that the forecasted transaction will occur according to the original strategy. When hedge accounting is discontinued, any related amounts previously included in Accumulated other comprehensive income (loss) would be reclassified to Interest and other expense, net, within the consolidated statements of operations and comprehensive loss.

We may manage our exposure to foreign exchange rates through the use of derivative financial instruments. We did not have any foreign exchange hedges as of December 29, 2018 and December 28, 2019.

Income Taxes

Predecessor

Income taxes as presented herein attribute current and deferred income taxes of Intel to the Predecessor’s combined financial statements in a manner that is consistent with the asset and liability method prescribed by the Financial Accounting Standards Board guidance Accounting Standards Codification 740 — Income Taxes. For purposes of these combined financial statements, the Predecessor’s income tax expense and other income tax-related information is computed and reported using the separate return method as if the Predecessor had filed its own tax returns separate from the Intel entities for the periods presented. As a result, actual tax transactions included in the consolidated financial statements of Intel may not be included in the combined financial statements of the Predecessor. Similarly, the tax treatment of certain items reflected in the combined financial statements of the Predecessor may not be reflected in the consolidated financial statements and tax returns of Intel.

The taxable income of the Predecessor entities was historically included in Intel’s consolidated tax returns, where applicable in jurisdictions around the world. As such, separate income tax returns were not prepared for many of the Predecessor entities. Current income tax payables were deemed to have been settled immediately with Intel and offset through NPI.

The Predecessor computed the provision for income taxes under the asset and liability method, which required the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements. Under this method, deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities were measured as of the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences were expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities was recognized in income in the period that includes the enactment date.

The realization of deferred tax assets depended upon the existence of sufficient taxable income, of appropriate character, within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances were established when the Predecessor determined, based on available information, that it was more likely than not that deferred tax assets would not be realized. Significant judgment was required in determining whether valuation allowances should be established, as well as the amount of such allowances.

The Predecessor recorded accruals for uncertain tax positions when it was believed to be more likely than not that the tax position would not be sustained on examination by the tax authorities based on the technical merits of the position. The Predecessor made adjustments to these accruals when facts and circumstances changed, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for uncertain tax positions, as well as any related interest and penalties.

Successor

FTW is a pass through entity for U.S. federal income tax purposes and will not incur any federal income taxes either for itself or its U.S. subsidiaries that are also pass through or disregarded subsidiaries. Taxable income or loss for these entities will flow through to its respective Members for U.S. tax purposes. FTW does have certain U.S. and foreign subsidiaries that are corporations and are subject to income tax in their respective jurisdiction. The provision for income taxes is calculated under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements.

Leases

We determine if an arrangement contains a lease and classification of that lease, if applicable, at inception based on:

•	Whether the contract involves the use of a distinct identified asset;

•	Whether we obtain the right to obtain substantially all the economic benefits from the use of the asset throughout the period; and

•	Whether we have a right to direct the use of the asset.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. A ROU asset is initially measured at an amount which represents the lease liability, plus any initial direct costs incurred and less any lease incentives received. The lease liability is initially measured at lease commencement date based on the present value of minimum lease payments over the lease term. The lease term may include options to extend or terminate when it is reasonably certain that we will exercise the option. We have lease agreements with lease and non-lease components, and the non-lease components are generally accounted for separately and not included in our leased assets and corresponding liabilities.

The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Payments related to short-term leases are expensed on a straight-line basis over the lease term and reflected as a component of lease cost within our Consolidated statements of operations and comprehensive loss. Lease payments generally consist of fixed amounts, as well as variable amounts based on a market rate or an index which are not material to our consolidated lease cost. Our leases do not contain significant terms and conditions for variable lease payments.

When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement. For leases which commenced prior to our adoption of ASU No. 2016-02, Leases, and all related updates (collectively, “ASC Topic 842”), we estimated our incremental borrowing rate as of adoption date based on our credit rating, current economic conditions, and collateralized borrowing.

NOTE 3: RECENT ACCOUNTING STANDARDS

Recently Adopted Accounting Standards

We adopted ASC Topic 842 which primarily requires leases to be recognized on the balance sheet. We adopted the standard using the modified retrospective approach with an effective date as of the beginning of our fiscal year, December 30, 2018. Prior year financial statements were not recast under the new standard and, therefore, those amounts are not presented below. We recognized ROU assets and lease liabilities of $86 million and $93 million, respectively, upon adoption, which included reclassifying lease incentives and deferred rent primarily from Other long-term liabilities on the condensed consolidated balance sheets.

We elected the following practical expedients:

•

The package of practical expedients available for expired or existing contracts, which allowed us to carry forward our historical assessments of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs.

•

The practical expedient to not recognize a lease liability or ROU asset for short-term leases (leases with a term of twelve months or less which do not include an option to purchase the underlying asset).

•	The practical expedient available for the consistent treatment of short-term leases for month to month leases.

Recent Accounting Standards Not Yet Adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial instruments (ASU 2016-13) and also issued subsequent amendments to the initial guidance (collectively, “Topic 326”). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. Topic 326 is effective for us in our first quarter of fiscal 2020, and earlier adoption is permitted. We plan to adopt Topic 326 on December 29, 2019 and anticipate adoption of this standard to have an immaterial impact on our consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which clarifies the accounting for implementation costs in cloud computing arrangements. ASU 2018-15 is effective for us in the first quarter of fiscal year 2020, and early adoption is permitted. We plan to adopt ASU 2018-15 on December 29, 2019 and anticipate adoption of this standard to have an immaterial impact on our consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes by removing certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. ASU 2019-12 also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for us in the first quarter of fiscal year 2021, and early adoption is permitted. We are currently evaluating the impact of this standard in our consolidated financial statements, including accounting policies, processes and systems.

NOTE 4: REVENUE FROM CONTRACTS WITH CUSTOMERS

Deferred Revenue

During 2019, we recognized $1,450 million in revenue from our beginning deferred revenue balance.

During 2018, we recognized $1,240 million in revenue from our beginning deferred revenue balance. We added $38 million to deferred revenue due to effect of business combinations (Note 6). An additional $15 million was recognized from deferred revenue due to changes in estimates resulting from a release of revenue under reserve for a single customer in connection with such customer’s right under certain circumstances to claw-back revenue from us within twelve months of payment.

Transaction Price Allocated to the Remaining Performance Obligations

As of December 28, 2019, we have $2,439 million in estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied), which includes deferred revenue and amounts that will be billed and recognized as revenue in future periods. We expect to recognize revenue on approximately 68% over the next 12 months, 29% in the next 13 to 36 months, with the remaining balance recognized thereafter.

Contract Costs

The following tables summarize the various contract costs capitalized on our consolidated financial statements:

	As of
(in millions)	December 29, 2018	December 28, 2019
Capitalized acquisition costs within:
Deferred costs	$156	$175
Other long-term assets	72	91

Total capitalized acquisition costs	$228	$266

Capitalized fulfillment costs within:
Deferred costs	$9	$12
Other long-term assets	17	19

Total capitalized fulfillment costs	$26	$31

The following tables summarize the amortization of contract acquisitions and fulfillment costs on our consolidated financial statements:

(in millions)	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Amortization of capitalized acquisition costs:
Net revenue	$25	$23
Cost of sales	141	154
Sales and marketing	58	81

Total amortization of capitalized acquisition costs	$224	$258

Amortization of capitalized fulfillment costs:
Cost of sales	$11	$12

Total amortization of capitalized acquisition costs	$11	$12

There were no impairment losses in relation to capitalized acquisition or fulfillments costs for the fiscal years ended December 29, 2018 and December 28, 2019.

NOTE 5: LEASES

As of December 28, 2019, we have operating leases for corporate offices and data centers and no active finance leases. Information related to operating leases was as follows:

(in millions)	Fiscal Year Ended December 28, 2019
Cash paid for amounts included in the measurement of lease liabilities	$38
Right-of-use assets obtained in exchange for lease obligations	48
Operating lease expense	46

Balance sheet information related to operating leases was as follows:

(in millions)	As of December 28, 2019
Other long-term assets	$97

Lease liabilities, current portion	$29
Other long-term liabilities	87

Total lease liabilities	$116

Weighted Average Remaining Lease Term (in years)	7
Weighted Average Discount Rate (percentage)	6.1%

Maturities of operating lease liabilities were as follows:

(in millions)	As of December 28, 2019
2020	$33
2021	19
2022	16
2023	12
2024	11
Thereafter	54

Total lease payments	145
Less imputed interest	(29)

Total lease liabilities	$116

As of December 28, 2019, we had no additional operating lease commitments.

Disclosures Related to Periods Prior to Adoption of ASC Topic 842

The aggregate future contractual commitments under all non-cancelable leases with an initial term in excess of one year were as follows:

(in millions)	As of December 29, 2018
2019	$35
2020	25
2021	12
2022	9
2023	6
Thereafter	22

Total	$109

Rental expense related to our facilities was $10 million for the predecessor during the period ended April 3, 2017.

Rental expense related to our facilities was $34 million and $32 million during the period ended December 30, 2017 and fiscal year ended December 29, 2018, respectively.

NOTE 6: ACQUISITION / BUSINESS COMBINATION

Successor

Acquisition Overview

Under the acquisition method of accounting, the total purchase consideration is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. Accordingly, the assets acquired and liabilities assumed are recorded at their respective fair values as of the date of the acquisition, with the residual consideration transferred recorded as goodwill. The determination of the fair values of the acquired assets and assumed liabilities requires significant judgment, including estimates impacting the determination of estimated lives of tangible and intangible assets, and the calculation of the fair value of inventory, property and equipment, deferred revenue and identified intangible assets. The fair values were determined primarily using the income method using Level 3 inputs (Note 15).

Transaction Overview

Our consolidated financial statements reflect the Transaction that occurred on April 3, 2017, which was accounted for as a business combination. The Transaction was accounted for in accordance with the acquisition method of accounting for business combinations with Manta as the acquirer. The related acquisition costs were expensed by both Manta as the accounting acquirer and Intel as the seller and equity contributor. The Company has elected to apply push down accounting as a result of the change in ownership of the Company.

The final allocation of the purchase price was as follows:

(in millions)
Net working capital	$315
Property and equipment	177
Identified intangible assets (Note 10)	3,248
Deferred revenue	(1,195)
Deferred income taxes, net	48
Other assets and liabilities, net	(1)

Net identifiable assets acquired	$2,592
Goodwill	1,762

Total purchase price allocation	$4,354

Goodwill is primarily attributable to expected synergies in our subscription offerings and cross-selling opportunities and it is not deductible for tax purposes.

Skyhigh Networks, Inc. Overview

On January 3, 2018, we acquired 100% of the equity of Skyhigh Networks, Inc. (“Skyhigh”), enabling us to integrate their leading cloud access security broker technology within our product offerings. We acquired Skyhigh at a purchase price of $590 million, primarily funded through new debt issuance (Note 13), net of cash received. An additional amount will be recognized as deferred cash and equity in the period in which certain key employees provide required continuing service. The Skyhigh acquisition is accounted for as a business combination.

As of December 29, 2018, the final allocation of the purchase price is as follows:

(in millions)
Net working capital	$7
Property and equipment	1
Identified intangible assets (Note 10)	96
Deferred revenue	(30)
Deferred income taxes, net	(131)

Net identifiable assets acquired	$(57)
Goodwill	647

Total purchase price allocation	$590

Goodwill is primarily attributable to expected synergies and cross-selling opportunities. Goodwill is not deductible for tax purposes. The results of operations of Skyhigh have been included in our consolidated statements of operations subsequent to the date of acquisition on January 3, 2018 and we recognized $61 million in Net revenue and $112 million of Operating loss related to Skyhigh through the fiscal year ended December 29, 2018.

Supplemental pro-forma information

If we had acquired Skyhigh on January 1, 2017, the Predecessor’s total Net revenue and Loss before taxes on a pro-forma basis for the period ended April 3, 2017 would have been approximately $594 million and $99 million, respectively and our total Net revenue and Loss before taxes on a pro-forma basis for the period ended December 30, 2017 would have been approximately $1,515 million and $657 million, respectively.

In arriving at these pro-forma figures, our results of operations were combined with Skyhigh’s results of operations and then adjusted to give pro-forma effect to:

•	lower Skyhigh deferred revenue recognition, due to fair value adjustment of deferred revenue balances;

•	additional accruals for retention bonuses;

•	amortization of acquired intangible assets; and

•	additional interest expense from the Company’s additional borrowings on 1st Lien Term Loans

The pro-forma results are presented for illustrative purposes only and are not necessarily indicative of or intended to represent the results that would have been achieved had the acquisition been completed on January 1, 2017. For example, the pro-forma results do not reflect any operating efficiencies and associated cost savings that we might have achieved with respect to the acquisitions.

TunnelBear Inc. Overview

On February 26, 2018, we acquired certain assets and liabilities of TunnelBear, Inc. (“TunnelBear”), enabling us to integrate their leading consumer VPN technology within our own product platform. The TunnelBear acquisition is accounted for as a business combination. We acquired those assets and liabilities for a purchase price of $25 million with an additional amount recognized as deferred cash in the period in which certain key employees provide required continuing service. $11 million of the purchase price relates to identified intangible assets (Note 10). $17 million of goodwill is deductible for tax purposes.

Pro forma results of operations and historical results of operations subsequent to purchase date have not been presented as the results and financial position of Tunnelbear were not material to our financial position or results of operations as of or for the fiscal year ended December 29, 2018.

Deferred Cash and Equity

In connection with the purchase of Skyhigh, we issued 540,000 Class A units with a fair value of $42.69 to certain employees with a holdback provision (“Restricted Class A Units”). Since this holdback provision is akin to a service condition, we recognize expense for these units over the time period in which the restrictive holdback provision expires over 2 years past the acquisition date (“Restricted Class A Unit Vesting”). Additionally, in connection with our acquisitions during the year ended December 29, 2018, we are required to make deferred cash payments of $59 million over the service period required to be completed by certain employees. Deferred cash and equity is recognized as compensation cost. As of December 28, 2019, our outstanding deferred cash and equity, as it relates to our acquisitions is as follows:

(in millions)
Outstanding deferred cash and equity balance at December 30, 2017	$—
Accruals	39
Restricted Class A Unit Vesting	(9)
Cash payment	(17)

Outstanding deferred cash and equity balance at December 29, 2018	13
Accruals	35
Restricted Class A Unit Vesting	(12)
Cash payment	(16)

Outstanding deferred cash and equity balance at December 28, 2019	$20

As of December 28, 2019, we have unrecognized expense relating to deferred cash and equity of $9 million. Deferred cash is recorded within Accrued compensation and benefits and Other long-term liabilities on the consolidated balance sheets for amounts due in the next 12 months and amounts due after 12 months, respectively. Deferred equity is recorded within Members’ equity (deficit) on the consolidated balance sheets.

NOTE 7: TRANSACTIONS WITH MEMBERS AND RELATED PARTIES

Predecessor

During the period ended April 3, 2017, the Predecessor engaged in transactions with Intel and other Intel subsidiaries.

Transactions with related parties were as follows:

(in millions)	Period Ended April 3, 2017
Cash management and general financing activities	$(100)
Corporate allocations	68
Share-based compensation	23
Income tax benefits	8

Total net transfer to parent	$(1)

A reconciliation of net transfers to parent in the combined (Predecessor) / consolidated (Successor) statement of equity (deficit) to the corresponding amount presented on the combined (Predecessor) / consolidated (Successor) statements of cash flows for all periods presented for the Predecessor period was as follows:

(in millions)	Period Ended April 3, 2017
Net transfers to parent (Equity)	$(1)
Share-based compensation	(23)
Proceeds from sales of shares	(14)
Other	3

Total net transfer to parent (Cash Flows)	$(35)

Successor

To execute the Transaction, Intel contributed non-cash assets and liabilities into FTW and FTW issued a $1,500 million unsecured note payable (the “Company Note”) to Intel. Manta acquired $1,622 million of equity in FTW from Intel, of which $700 million was converted to Redemption Units that were mandatorily redeemable and had no conversion feature. In September 2017, we paid the Company Note of $1,500 million and Redemption Units of $700 million in full, including accrued interest of $61 million and $29 million, respectively, primarily from funds acquired from the credit facility (Note 13).

We also entered into additional agreements with Intel, which included a $45 million cashless “Excess Separation Note” to fund anticipated separation costs to be paid by Intel in executing our separation and a $250 million revolving credit facility to support working capital needs. In May 2017, we paid the Excess Separation Note of $45 million and accrued interest of $1 million.

During the period ended December 30, 2017, we made two distributions to our Members consisting of $50 million as reimbursement for certain Transaction related costs incurred and a $1,512 million distribution in connection with the credit facility (Note 13). These distributions were reflected as a reduction of Members’ equity (deficit).

We declared tax and excess cash distributions to our members during the year ended December 28, 2019 in aggregate of $1,338 million. As of December 28, 2019, we withheld $1 million and $3 million of the distributions within Accounts payable and other current liabilities and Other long-term liabilities, respectively. The distributions were partially funded through debt issued on June 13, 2019 (Note 13).

Our Intel Receivable, net consisted of the following:

	As of
(in millions)	December 29, 2018	December 28, 2019
Intel Receivable(1)
Tax indemnity	$12	$10

Total	$12	$10

Intel Payable(1)
Tax indemnity	$(8)	$(4)

Total	(8)	(4)

Total, net(2)	$4	$6

(1)	We have the contractual right of offset of our receivables and payables with Intel.
(2)

As of December 29, 2018, $2 million and $6 million are recorded in Accounts payable and other current liabilities and Other long-term assets on the consolidated balance sheets, respectively. As of December 28, 2019, $2 million and $4 million are recorded in Other current assets and Other long-term assets on the consolidated balance sheets, respectively.

Other transactions with related parties are as follows:

(in millions)	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Sales with related parties:
Intel	$19	$3	$10
Manta Affiliates	8	5	4
Other	2	1	2

Total	$29	$9	$16

Payments to related parties:
Intel	$41	$7	$5
Intel Affiliates	6	—	—
Manta Owners	8	7	8
Manta Affiliates	25	36	32
Other	—	3	17

Total	$80	$53	$62

We had these additional transactions with companies who partially own Manta (“Manta Owners”) and companies owned or partially owned by the Manta Owners (“Manta Affiliates”) or Intel (“Intel Affiliates”) and therefore qualify as related parties. These transactions include sales of our products and purchases of various goods or services. Revenue from the sales transactions are recognized in accordance with our revenue recognition policy.

NOTE 8: OPERATING SEGMENTS

We have two operating segments, which also represent our reporting units:

•	Enterprise — Includes computer solutions for small and medium-sized businesses, large enterprises, and governments.

•	Consumer — Includes security solutions for consumers.

We manage our business activities primarily based on a product-segmentation basis and whether they serve consumers or enterprises. The Chief Operating Decision Maker (“CODM”) allocates resources to and assesses the performance of each operating segment primarily using information about its operating income (loss), net revenue, and depreciation and amortization.

The CODM does not evaluate operating segments using discrete asset information. We allocate all shared expenses to the operating segments. Significant information by segment is as follows:

	Predecessor	Successor
(in millions)	Period Ended April 3, 2017(1)	Period Ended December 30, 2017(1)	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Net revenue:
Enterprise	$328	$860	$1,248	$1,332
Consumer	258	630	1,161	1,303

Total	$586	$1,490	$2,409	$2,635

Depreciation and amortization:
Enterprise	$42	$173	$260	$258
Consumer	18	213	283	278

Total	$60	$386	$543	$536

Operating income (loss):
Enterprise	$(120)	$(359)	$(280)	$(151)
Consumer	47	(47)	107	277

Total	$(73)	$(406)	$(173)	$126

(1)	Prior period amounts have not been adjusted under the modified retrospective method of ASC Topic 606.

A significant portion of the operating segments’ operating expenses are derived from shared resources including research and development, accounting, real estate, information technology, treasury, human resources, procurement and other corporate infrastructure expenses. We allocated these operating expenses to the operating segments based on the estimated utilization of services provided to or benefits received by the operating segments.

Prior to fiscal year 2018, we allocated shared expenses of our administrative functions, including finance, accounting, human resources, legal, operations, information technology and facilities to our reportable segments using a head count ratio of directly attributable employees. Effective fiscal year 2018, the allocation metrics were changed to be based on direct identification for segment specific sites and analysis for each shared function using drivers, including surveyed time, head count or revenue mix from each segment. Based on our best estimate, the change in allocation would have resulted in $39 million higher costs allocated to the Consumer segment and $39 million lower costs allocated to the Enterprise segment for the period ended December 30, 2017.

Revenue by geographic region based on the sell-to address of the end-users is as follows:

	Predecessor	Successor
(in millions)	Period Ended April 3, 2017(1)	Period Ended December 30, 2017(1)	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
United States	$302	$764	$1,252	$1,408
Other	284	726	1,157	1,227

Total net revenue	$586	$1,490	$2,409	$2,635

(1)	Prior period amounts have not been adjusted under the modified retrospective method of ASC Topic 606.

Customer Information

There was no end-user Customer that represented 10% or more of our total Net revenue or Accounts receivable, net, for the period ended April 3, 2017, the period ended December 30, 2017, or the fiscal years ending December 29, 2018 and December 28, 2019.

Many of our revenue transactions are conducted through distributors. As such, we had three distributors which exceeded 10% of our Net revenue or Accounts receivable, net:

	Total Revenue
	Predecessor	Successor
(in percent)	Period Ended April 3, 2017	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Ingram Micro Inc.	15%	19%	15%	15%
Arrow Electronics, Inc.	7%	13%	9%	7%
Tech Data Corporation	10%	11%	8%	6%

	Total Accounts Receivable
	As of December 29, 2018	As of December 28, 2019
(in percent)	Accounts receivable	Accounts receivable
Ingram Micro Inc.	25%	29%
Arrow Electronics, Inc.	11%	4%
Tech Data Corporation	7%	3%

NOTE 9: RESTRUCTURING AND TRANSITION CHARGES

Restructuring charges generally include significant actions impacting the way we manage our business. Employee severance and benefit charges are largely based upon substantive severance plans, while some charges result from mandated requirements in certain foreign jurisdictions. These charges include items such as employee severance, ongoing benefits, and excess payroll costs directly attributable to the restructuring plan. Transition charges include legal, advisory, consulting and other costs directly incurred due to the Transaction and are generally paid when incurred. For the period ended December 30, 2017, transition charges were $63 million and $14 million for Enterprise and Consumer segments, respectively. For the fiscal year ended December 29, 2018 transition charges were $6 million and $1 million for Enterprise and Consumer segments, respectively. During the Predecessor period, Transition charges were paid by Intel on behalf of the Predecessor and were recorded as an increase to net parent investment (Note 7). Restructuring and transition charges are as follows:

	Predecessor	Successor
(in millions)	Period Ended April 3, 2017	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Employee Severance and Benefits	$(4)	$39	$27	$20
Facility Restructuring	—	7	2	2
Transition Charges	70	77	7	—

Total	$66	$123	$36	$22

In July 2017, we announced the McAfee Acceleration Program to better align ourselves around our core business. As part of the program, we have incurred employee severance and benefit and facility restructuring costs of $39 million and $7 million, respectively, recorded in restructuring and transition charges in the consolidated statement of operations and comprehensive loss in the period ended December 30, 2017.

In January 2018, we announced the second phase of the McAfee Acceleration Program to further our alignment toward core business. During the fiscal year ended December 29, 2018, we incurred additional employee severance and benefit and facility restructuring costs of $27 million and $2 million, respectively.

In January 2019, we announced the “Transformation 2019” initiative, in which we are realigning our staffing across various departments. As part of the initiative, we have incurred employee severance and benefits costs and facility restructuring of $20 million and $2 million, respectively, recorded in Restructuring and transition charges in the unaudited condensed consolidated statement of operations and comprehensive loss.

As of December 28, 2019, substantially all of the outstanding employee severance and benefits balances are paid. The balance of our restructuring activities are as follows:

(in millions)	Enterprise	Consumer	Total
Employee Severance and Benefits
As of April 4, 2017	$2	$1	$3
Additional accruals	32	7	39
Cash payments	(31)	(7)	(38)

As of December 30, 2017	3	1	4
Additional accruals	22	5	27
Cash payments	(24)	(6)	(30)

As of December 29, 2018	1	—	1
Additional accruals	18	2	20
Cash payments	(17)	(2)	(19)

As of December 28, 2019	$2	$—	$2

Facility Restructuring
As of April 4, 2017	$—	$—	$—
Additional accruals	6	1	7
Cash payments	—	—	—

As of December 30, 2017	6	1	7
Additional accruals	2	—	2
Cash payments	(4)	(1)	(5)

As of December 29, 2018	4	—	4
Adjustment(1)	(4)	—	(4)

As of December 28, 2019	—	—	—

Total restructuring as of December 28, 2019	$2	$—	$2

(1)	Represents a reclassification to reduce ROU assets as part of the transition to ASC Topic 842.

NOTE 10: GOODWILL AND INTANGIBLE ASSETS, NET

Predecessor

Goodwill

During the period ended April 3, 2017, the Predecessor completed an impairment assessment and concluded that goodwill was not impaired.

Intangible Assets, Net

Intangible assets subject to amortization

Amortization expense of identified intangible assets was as follows:

(in millions)	Location	Period Ended April 3, 2017
Customer relationships	Amortization of intangibles	$40
Developed technology	Cost of sales	1
Licensed technology	Cost of sales	1

Total amortization expense		$42

For the period ended April 3, 2017, there were no capitalized research and development activities to complete software assets which we intend to sell under hosting arrangements.

Successor

Goodwill

Goodwill activity was as follows:

(in millions)	Consumer	Enterprise	Total
Balance as of December 30, 2017	$999	$761	$1,760
Additions (Note 6)	17	647	664
Purchase price allocation adjustments(1)	2	—	2

Balance as of December 29, 2018	1,018	1,408	2,426
Additions(2)	—	2	2

Balance as of December 28, 2019	$1,018	$1,410	$2,428

(1)	Adjustments to the goodwill recorded as a result of the Transaction.
(2)

During the fiscal year ended December 28, 2019, we completed two acquisitions that are not significant to our results of operations, individually or in the aggregate. The consideration for the acquisitions in 2019 primarily consisted of cash and was allocated to goodwill and intangible assets.

During the fourth quarter, we performed our annual impairment assessment. No impairment loss for goodwill or intangibles was recorded during the period ended December 30, 2017 or during the fiscal year ended December 29, 2018 or during the fiscal year ended December 28, 2019.

Intangible Assets, Net

Intangible assets subject to amortization

Identified intangible assets subject to amortization are as follows:

(in millions)	Customer relationships and other	Acquired and developed technology	Total
Gross Asset Value
As of December 30, 2017	$1,402	$1,116	$2,518
Additions (Note 6)(1)	50	57	107
In-process research and development placed in service	—	39	39

As of December 29, 2018	1,452	1,212	2,664

(in millions)	Customer relationships and other	Acquired and developed technology	Total

Accumulated Amortization
As of December 30, 2017	(167)	(172)	(339)
Amortization	(232)	(252)	(484)

As of December 29, 2018	(399)	(424)	(823)

Net book value as of December 29, 2018	$1,053	$788	$1,841

(1)

Weighted average useful life of customer relationships and other acquired in connection to Skyhigh and TunnelBear is 8 years and 4 years, respectively. Weighted average useful life of acquired technology acquired in connection to Skyhigh and TunnelBear is 5 years and 4 years, respectively.

(in millions)	Customer relationships and other	Acquired and developed technology	Total
Gross Asset Value
As of December 29, 2018	$1,452	$1,212	$2,664
Other adjustments(1)	(7)	—	(7)
In-process research and development placed in service	—	3	3

As of December 28, 2019	1,445	1,215	2,660

Accumulated Amortization
As of December 29, 2018	(399)	(424)	(823)
Amortization	(222)	(246)	(468)
Other adjustments(1)	2	—	2

As of December 28, 2019	(619)	(670)	(1,289)

Net book value as of December 28, 2019	$826	$545	$1,371

(1)	Other adjustments represent a reclassification to ROU assets as part of the transition to ASC Topic 842.

We recognize amortization expense related to customer relationships and other within the Amortization of intangibles on the consolidated statements of operations and comprehensive loss. We recognize amortization expense related to acquired and developed technology within Cost of sales on the consolidated statements of operations and comprehensive loss. Amortization expense for the customer relationships and other and acquired and developed technology for the period ended December 30, 2017 was $167 million and $172 million, respectively.

Intangible assets not subject to amortization

Identified intangible assets not subject to amortization are as follows:

(in millions)	In-process research and development(1)	Brand	Total
As of December 30, 2017	$37	$697	$734
Additions	3	—	3
In-process research and development placed in service	(39)	—	(39)

(in millions)	In-process research and development(1)	Brand	Total
As of December 29, 2018	1	697	698
Additions	5	—	5
In-process research and development placed in service	(3)	—	(3)

As of December 28, 2019	$3	$697	$700

(1)

From time to time, we engage in research and development activities to complete software assets which we intend to sell under hosting arrangements (Note 2). Capitalizable costs associated with research and development activities are accumulated in in-process research and development prior to project completion. Upon project completion, all capitalizable costs associated with the completed project are placed in service.

Based on identified intangible assets that are subject to amortization as of December 28, 2019, we expect future amortization expense to be as follows:

(in millions)	Customer relationships and other	Acquired and developed technology	Total
2020	$220	$214	$434
2021	153	179	332
2022	131	88	219
2023	104	51	155
2024	95	13	108
Thereafter	123	—	123

Total	$826	$545	$1,371

NOTE 11: PROPERTY AND EQUIPMENT

Predecessor

The Predecessor computed depreciation using the straight-line method over the estimated useful life of 10-25 years for buildings and 3-5 years for computer equipment and software. Depreciation expense was $18 million for the period ended April 3, 2017.

Successor

Property and equipment, net was as follows:

(in millions)	As of December 29, 2018	As of December 28, 2019
Land, buildings and leasehold improvements	$74	$78
Computer equipment, software and other	197	240
Construction in progress	14	24

Total property and equipment	285	342
Less: accumulated depreciation	(107)	(171)

Total property and equipment, net	$178	$171

We computed depreciation using the straight-line method over the estimated useful life of 10-25 years for buildings and 2-5 years for computer equipment, software and other. For the period ended December 30, 2017, fiscal year ended December 29, 2018 and fiscal year ended December 28, 2019, our depreciation expense was $47 million, $60 million and $68 million, respectively.

The following table summarizes our capital expenditures:

(in millions)	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Capital expenditures	$49	$60	$59
Accrued capital expenditures	6	5	8

For the period ended December 30, 2017, $8 million of our capital expenditures were funded by Intel.

NOTE 12: EMPLOYEE INCENTIVE / BENEFIT PLANS

Retention Awards

The activities of retention awards within Accrued compensation and benefits on our consolidated balance sheets were as follows:

(in millions)
Balance as of December 29, 2018	$11
Accruals, net of forfeitures	19
Cash payments	(23)

Balance as of December 28, 2019	$7

As of December 28, 2019, our remaining unrecognized compensation costs related to the retention awards were $10 million with a remaining weighted-average period of less than 1 year.

Class A Unit Awards

RSU activity was as follows:

	Number of Units (in millions)	Weighted Average Grant-Date Fair Value
Balance as of December 29, 2018	0.8	$27.16
Grants	0.5
Vested	(0.5)
Forfeited	(0.1)

Balance as of December 28, 2019	0.7	$32.31

As of December 28, 2019, our unrecognized compensation costs related to the Class A Unit grants was $19 million with a remaining weighted-average service period of 2.8 years.

Management Incentive and Equity Participation Unit Awards

We granted MIUs and MEPUs to certain employees. The time-based awards’ fair value was calculated using the Black-Scholes model. The performance-based awards’ fair value was calculated using Monte Carlo simulations. The performance-based portion of both awards and the time-based portion of the MEPUs require a Qualifying Liquidity Event to vest. As of December 28, 2019, a Qualifying Liquidity Event was not a probable event and thus, both the performance-based awards and the time-based portion of the MEPUs have not been recognized in compensation costs.

Management Incentive Units

MIU activity was as follows:

	Time-based		Performance-based
	Number of Units (in millions)	Weighted Average Grant-Date Fair Value	Number of Units (in millions)	Weighted Average Grant-Date Fair Value
Balance as of December 29, 2018	1.4	$12.50	1.6	$4.57
Grants	0.3	9.38	—	—
Vested	(0.4)	12.10	—	—
Forfeited	(0.1)	12.35	(0.1)	4.63

Balance as of December 28, 2019	1.2	$11.93	1.5	$4.57

As of December 28, 2019, unrecognized compensation costs of the time-based awards were $13 million with a remaining weighted average service period of 2.7 years. The unrecognized compensation costs of the performance-based awards is $7 million.

The weighted average estimated value of the time-based portion of MIUs granted during the period ended December 30, 2017, fiscal year ended December 29, 2018 and fiscal year ended December 28, 2019 was valued using the Black-Scholes model with the following inputs:

	As of December 30, 2017	As of December 29, 2018	As of December 28, 2019
Estimated values	$23.93	$42.69 - $43.39	$34.57
Expected life (in years)	5.0	3.69 - 4.68	3.17 - 3.22
Risk-free interest rate	1.8%	2.2% - 2.91%	1.43% - 1.67%
Dividend yield	0.0%	0.0%	0.0%
Volatility	45.0%	40.35% - 43.31%	35.91% - 36.37%

In February 2020, we entered into an agreement to repurchase $10 million in Class A Units and MIUs in April 2020, subject to the satisfaction of certain conditions. The number of Class A Units and MIUs to be repurchased is also subject to adjustment for distributions made prior to the repurchase date. During February 2020, we modified the terms of certain MIU grants to provide for vesting subject to the satisfaction of certain conditions, which will result in the recognition of incremental compensation expense of modified awards at fair value at their modification date.

Management Equity Participation Units

MEPU activity as of December 28, 2019 was as follows:

(in millions)	Number of Time-based Units	Number of Performance- based Units
Balance as of December 29, 2018	1.1	1.3
Grants	0.4	0.1
Time-vested	(0.3)	—
Forfeited	(0.2)	(0.3)

Balance as of December 28, 2019	1.0	1.1

MEPUs are generally expected to be cash-settled upon a Qualifying Liquidity Event, subject to satisfying the underlying vesting requirements. The time-based MEPUs have a service period of four or five years from the initial grant date. As of December 28, 2019, the estimated fair value was $30 million for the time-based MEPUs. The performance-based MEPUs had an estimated fair value of $15 million using market data as of June 2019. Upon a Qualifying Liquidity Event, the cumulative time-vested MEPUs fair value will be recognized in compensation costs immediately and the remainder will be recognized ratably over the remaining service period.

Cash RSU (“CRSU”)

CRSUs are awards similar to MEPUs, with the exception that these awards do not have a return threshold. As a Qualifying Liquidity Event is not probable at that time, no expense has been recognized. CRSU activity is as follows:

(in millions)	Number of Units
Balance as of December 29, 2018	—
Grants	1.5
Time-vested	(0.1)
Forfeited	(0.1)

Balance as of December 28, 2019	1.3

CRSUs are generally expected to be cash-settled upon a Qualifying Liquidity Event, subject to satisfying the underlying vesting requirements. CRSUs have a service period of three or five years from the initial grant date. As of December 28, 2019, the estimated fair value of CRSUs was $44 million. Upon a Qualifying Liquidity Event, the cumulative fair value of time-vested CRSUs will be recognized in compensation costs immediately and the remainder will be recognized ratably over the remaining service period.

Defined Contribution Plans

We provide tax-qualified retirement contribution plans in the United States for the benefit of all full-time employees. The plans are designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis. Additionally, our operations in certain countries require we make payments to defined contribution plans for the benefit of our employees. Under the United States’ 401k and the foreign countries’ various defined contribution plans, we expensed $7 million, $22 million, $32 million and $36 million during the period ended April 3, 2017, period ended December 30, 2017, fiscal year ended December 29, 2018 and fiscal year ended December 28, 2019, respectively.

Defined Benefit Plans

In certain jurisdictions outside the United States, we are required to provide a defined benefit obligation and certain post-retirement benefits. As of December 29, 2018 and December 28, 2019, our net benefit obligation of $9 million and $8 million, respectively, is included within other long-term liabilities on the consolidated balance sheets.

NOTE 13: DEBT

Our long-term debt balance consisted of the following:

(in millions)	As of December 29, 2018	As of December 28, 2019
1st Lien USD Term Loan(1)	$2,751	$3,020
1st Lien Euro Term Loan(2)	837	1,200
2nd Lien USD Term Loan(3)	535	509

Long-term debt, net of unamortized discounts	4,123	4,729
Unamortized deferred financing costs	(15)	(17)
Current installments of long-term debt	(36)	(43)

Long-term debt, net	$4,072	$4,669

(1)	During the fiscal year ended December 28, 2019, the weighted average interest rate was 6.1%
(2)	During the fiscal year ended December 28, 2019, the weighted average interest rate was 3.5%
(3)	During the fiscal year ended December 28, 2019, the weighted average interest rate was 11.0%

As of December 28, 2019, the material terms of our outstanding debt is as follows:

Debt	Issue Date	Issue Principal	Interest Rate(1)	Interest Payment Frequency	Maturity Date
1st Lien	June 2019	$3,087	375 pts above LIBOR	Monthly	September 2024
1st Lien	June 2019	€1,092	350 pts above EURIBOR	Quarterly	September 2024
2nd Lien	September 2017	$600	850 pts above LIBOR	Monthly	September 2025

(1)	Our First Lien LIBOR and Euro Interbank Offered Rate (“EURIBOR”) interest rates have a floor of 0%. Our Second Lien LIBOR interest rate has a floor of 1%.

Recapitalization

In September 2017, McAfee, LLC entered into the credit facility which contains two 1st Lien Secured Term Loans of $2,555 million and €507 million due September 29, 2024, a $500 million revolving credit facility (with a letter of credit sublimit of $50 million) due September 29, 2022 and a 2nd Lien Secured Term Loan of $600 million due September 29, 2025. The two 1st Lien term loans were issued at a discount to par at a price of 97.99% and 98.49% for the USD and Euro portions, respectively. The 2nd Lien Term Loan was issued at a discount to par at a price of 96.83%. We recognized debt issuance costs of $9 million and $2 million for the term loans and revolving credit facility, respectively. The discount and issuance costs will be amortized over the life of the respective term loans into Interest and other expense, net, in the consolidated statements of operations and comprehensive income. The credit facility is secured by all of the assets of McAfee, LLC and of its direct and indirect subsidiaries.

Proceeds from the credit facility were used to prepay debt and interest due to Members and make a distribution to our Members in September 2017.

Additions to and Modifications of Debt

In January 2018, in order to finance the acquisition of Skyhigh (Note 6), McAfee, LLC entered into an increase of our term loans under the 1st Lien Credit Facility. We increased our 1st Lien USD Term Loan by $324 million and our 1st Lien Euro Term Loan by €150 million, issued at a discount to par at a price of 99.60% and 99.98%, respectively and recognized issuance costs of $10 million. The discount and issuance costs are being amortized over the life of the respective term loans into Interest and other expense, net, in the consolidated statements of operations and comprehensive income. This increase does not change the material terms of our financing arrangements. Substantially all of the U.S. assets acquired by us (Note 6) have been added to the security pledge.

In November 2018, we modified the material terms of our 1st Lien USD and Euro Term Loans, as well as reduced the outstanding principal by $50 million and increased outstanding principal by €90 million, respectively. As a result, we recorded refinancing fees of $3 million within Interest and other expense, net on the consolidated statements of operations and comprehensive income. Additionally, on November 1, 2018, we made a prepayment on our 2nd Lien Term Loan of $50 million. In connection with the prepayment, we recorded refinancing fees of $2 million within Interest and other expense, net on the consolidated statements of operations and comprehensive income.

On June 13, 2019, McAfee, LLC entered into an agreement to increase our term loans under the 1st Lien credit facility. We increased our 1st Lien USD Term Loan by $300 million and our 1st Lien Euro Term Loan by €355 million, issued at a discount to par at a price of 99.24% and 99.50%, respectively and recognized issuance costs of $6 million. The discount and issuance costs are being amortized over the life of the respective term loans into Interest expense and other, net in the consolidated statements of operations and comprehensive loss. Additionally, on June 13, 2019, we modified certain material terms of our 1st Lien and 2nd Lien credit facilities, including, but not limited to, refreshing certain baskets and permitting a distribution to our owners with the proceeds of the increase of our term loans under the 1st Lien credit facility (Note 7). As a result, we capitalized consent fees of $12 million within Long-term debt, net on the consolidated balance sheets.

The amounts of interest paid on our long-term debt are as follow:

(in millions)	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
USD interest payments on long-term debt obligations	$53	$250	$241
Euro interest payments on long-term debt obligations	€5	€28	€33

As of December 28, 2019, our debt repayment obligations for the five succeeding fiscal years and thereafter are as follows:

(in millions)
2020	$43
2021	44
2022	43
2023	43
2024	4,101
Thereafter	525

Total debt repayment obligations	$4,799

Revolving Credit Facility

As of December 29, 2018, we had no letters of credit nor borrowings outstanding under our revolving credit facility. As of December 28, 2019, we had a letter of credit of $4 million issued against our revolving credit facility. The commitment fee for the unused portion of the revolving credit facility varies from 0.25% up to 0.50%, and the LIBOR margin of the outstanding borrowings and letters of credit varies from 4.00% to 4.50%, respectively, based upon our 1st Lien Net Leverage Ratio as defined in the credit facility agreement (“1st Lien Net Leverage Ratio”). As of December 28, 2019, our commitment fee was 0.50%.

In November 2018, we modified our revolving credit facility and lowered our LIBOR margin of the outstanding borrowings and letters of credit of 4.00% to 4.50% to the reduced amount of 3.25% to 3.75%. We also lowered the interest rate floor from 1% to 0%. No other material terms have changed.

Debt Covenants and Restrictions

Our credit facilities contain customary covenants, including a customary springing financial maintenance covenant under our revolving credit facility, events of default and change of control provisions. In the event we have outstanding loans and letters of credit under the revolving credit facility of more than $175 million at our reporting date (other than cash collateralized letters of credit and up to $30 million of undrawn letters of credit), we are required to maintain a 1st Lien Net Leverage Ratio less than or equal to 6.30 or be placed in default of our revolving credit facility.

We may be required to make a mandatory prepayment in excess of the 0.25% per quarter amortization of the 1st Lien Term Loans and 2nd Term Loans. The 1st Lien Credit Facility requires us to make a mandatory prepayment, subject to certain exceptions, with:

•

100% of net cash proceeds above a threshold amount of certain asset sales and casualty events, subject to (i) step-downs to (x) 50% if our first lien net leverage ratio is less than or equal to 3.25 to 1.00, but greater than 2.50 to 1.00 and (y) 0% if our first lien net leverage ratio is less than or equal to 2.50 to 1.00 and (ii) reinvestment rights and certain other exceptions;

•	100% of net cash proceeds of the incurrence of certain debt, other than certain debt permitted under the 1st Lien Credit Facility; and

•

50% of annual excess cash flow, subject to (i) a step-down to 25% if our first lien net leverage ratio is less than or equal to 3.25 to 1.00, but greater than 2.50 to 1.00, and (ii) a step-down to 0% if our first lien net leverage ratio is less than or equal to 2.50 to 1.00; provided that such a prepayment is required only in the amount (if any) by which such prepayment exceeds $35 million in such fiscal year.

The 2nd Lien Credit Facility requires us to make a mandatory prepayment, subject to certain exceptions, with:

•

100% of net cash proceeds above a threshold amount of certain asset sales and casualty events, subject to (i) step-downs to (x) 50% if our secured net leverage ratio is less than or equal to 4.25 to 1.00, but greater than 3.50 to 1.00 and (y) 0% if our secured net leverage ratio is less than or equal to 3.50 to 1.00 and (ii) reinvestment rights and certain other exceptions;

•	100% of net cash proceeds of the incurrence of certain debt, other than certain debt permitted under the 2nd Lien Credit Facility; and

•

50% of annual excess cash flow, subject to (i) a step-down to 25% if our secured net leverage ratio is less than or equal to 4.25 to 1.00, but greater than 3.50 to 1.00, and (ii) a step-down to 0% if our secured net leverage ratio is less than or equal to 3.50 to 1.00; provided that such a prepayment is required only in the amount (if any) by which such prepayment exceeds $35 million in such fiscal year.

Failure to comply with these covenants, or the occurrence of any other event of default, could result in acceleration of the borrowings and other financial obligations. We are not in default of any of our debt obligations as of December 28, 2019 and have not been required to make any additional payments above the 0.25% per quarter amortization.

NOTE 14: INCOME TAX

Predecessor

During the Predecessor period, the provision for income taxes was calculated under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the combined financial statements.

The Predecessor’s income tax expense and other income tax-related information was computed and reported using the separate return method. The cutoff method, with respect to measurement of current and deferred taxes, was utilized for the period ended April 3, 2017.

The tax provision for the period ended April 3, 2017 was $8 million. Income taxes paid for the period ended April 3, 2017 was $6 million.

The domestic and foreign components of income before taxes and the provision for taxes consisted of the following:

(in millions, except tax rates)	Period Ended April 3, 2017
Income (loss) before taxes:
U.S.	$(131)
Non-U.S.	60

Total income (loss) before taxes	(71)

Provision for tax expense (benefit):
Current:
Federal	(2)
State	—
Non-U.S.	20

Total current provision for tax expense	18

Deferred provision for tax expense (benefit):
Federal	1
State	—
Non-U.S.	(11)

Total deferred provision for tax expense	(10)

Total provision for tax expense	$8

Effective tax rate	(11.3)%

The difference between the Predecessor’s tax provision and the tax provision computed at the U.S. federal statutory income tax rate for each period was as follows:

(in millions)	Period Ended April 3, 2017
Income taxes computed at the U.S. federal statutory rate	$(25)
Non-U.S. income taxed at different rates	(16)
State tax expense (benefit)	(3)
U.S. taxation on foreign earnings	11
Other permanent items	2
U.S. foreign tax credits	(5)
U.S. research and development credits	(2)
Amortization of taxes on intercompany sale	2
Foreign withholding taxes	2
Foreign currency translation	—
Rate change	—
Change in uncertain tax positions	(3)
Change in valuation allowance	45
Other	—

Provision for income taxes	$8

The difference in the Predecessor’s tax as computed at the U.S. federal statutory rate and tax provision was primarily driven by the U.S. loss for which a full valuation allowance has been recorded and income in foreign jurisdictions with rates that vary from the U.S. In addition, the Predecessor recognized a tax benefit offset by a change in the valuation allowance upon management’s decision to indefinitely reinvest certain prior years’ non-U.S. income during the fiscal year 2015.

Deferred and Current Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized for financial reporting purposes and their corresponding tax bases. Under the separate return method, the Predecessor was assumed to file hypothetical separate returns with the tax authorities and reports deferred taxes on temporary differences and on any carryforwards that it would claim on its hypothetical return. Accordingly, the deferred tax balances include carryforwards for attributes generated by the Predecessor and utilized by Intel, as well as hypothetical carryforwards for attributes not utilized on a separate return basis.

The Predecessor had not recognized U.S. income tax on $2.4 billion of undistributed earnings for certain non-U.S. subsidiaries as of April 3, 2017. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference was not practicable because of the complexities of the hypothetical calculation. The Predecessor intended to indefinitely reinvest the earnings and other basis differences for certain non-U.S. subsidiaries in those operations.

For the periods presented, the Predecessor’s operations were included in the returns of the Parent in multiple jurisdictions. Current income tax payables were deemed to have been settled immediately with Intel and offset through net parent investment. During all fiscal years and the period presented, the Predecessor recognized interest and penalties related to unrecognized tax benefits within the provision for taxes in the combined statements of operations and comprehensive operations. The additional accrual for interest and penalties related to unrecognized tax benefits was insignificant period ended April 3, 2017.

Successor

FTW is a pass through entity for U.S. federal income tax purposes and will not incur any federal income taxes either for itself or its U.S. subsidiaries that are also pass through or disregarded subsidiaries. Taxable income or loss for these entities will flow through to its respective Members for U.S. tax purposes. FTW does have certain U.S. and foreign subsidiaries that are corporations and are subject to income tax in their respective jurisdiction. The provision for income taxes is calculated under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements.

Income (loss) before income taxes expense includes the following components:

(in millions)	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
U.S.	$(649)	$(548)	$(282)
Non-U.S.	75	98	133

Loss before income taxes	$(574)	$(450)	$(149)

The provision for income tax expense (benefit) consists of the following:

(in millions)	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Current:
State	$—	$3	$—
Non-U.S.	34	49	68

Total current	34	52	68
Deferred:
Federal	—	4	13
State	(1)	1	2
Non-U.S.	—	5	4

Total deferred	(1)	10	19

Provision for income tax expense	$33	$62	$87

The difference between the Company’s tax provision and the tax provision computed at the U.S. federal statutory income tax rate for each period was as follows:

(in millions)	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Income taxes computed at the U.S. federal statutory rate	$(201)	$(94)	$(31)
Non-U.S. income taxed at different rates	8	33	44
State tax expense (benefit)	(1)	4	2
Partnership earnings flow through to partners	227	121	72
Other	—	(2)	—

Provision for income tax expense	$33	$62	$87

Our tax provision is largely comprised of withholding tax and non-U.S. income tax. Income taxes paid for the period ended December 30, 2017, fiscal year ended December 29, 2018 and fiscal year ended December 28, 2019 was $29 million, $49 million and $47 million, respectively. A portion of net income taxes has been indemnified by Intel (Note 7).

The components of the deferred tax assets and liabilities are as follows:

(in millions)	As of December 29, 2018	As of December 28, 2019
Deferred tax assets:
Accrued compensation and other benefits	$7	$6
Deferred income	48	51
Net operating losses	40	32
Credits	7	10
Other	3	2

Total deferred tax assets	105	101

Deferred tax liabilities:
Licenses and intangibles	(5)	(9)
Unremitted earnings of non-US subsidiaries	(3)	(5)
Investment in partnership	(177)	(188)
Other	(6)	—

Total deferred tax liabilities	(191)	(202)
Valuation allowance	—	(4)

Net deferred tax assets (liabilities)	$(86)	$(105)

Reported as:
Deferred tax assets	$54	$55
Deferred tax liabilities	(140)	(160)

Net deferred tax assets (liabilities)	$(86)	$(105)

Our deferred tax assets were primarily comprised of deferred revenue in certain foreign jurisdictions and are expected to be fully realized as the related entities are expected to have future income. Our deferred tax liabilities were primarily comprised of outside basis difference as a result of the Skyhigh acquisition (Note 6).

As of December 28, 2019, we had federal, state, and non-U.S. net operating loss carryforwards of $119 million, $84 million, and $13 million, respectively, available to reduce future taxable income. The federal U.S. and a majority of the non-U.S. net operating loss carryforwards have no expiration date. The remaining non-U.S., as well as the U.S. state net operating loss carryforwards expire at various dates through 2038. A significant amount of the net operating loss carryforwards in the U.S. relates to an acquisition and, as a result, is limited in the amount that can be recognized in any one year.

A reconciliation of the aggregate changes in the balance of gross unrecognized tax benefits was as follows:

(in millions)	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Beginning gross unrecognized tax benefits	$7	$10	$12
Settlements with taxing authorities	—	(1)	—
Increases in tax positions for prior years	2	1	—
Decreases in tax positions for prior years	—	(1)	—
Increases in tax positions for current year	1	3	15

Ending gross unrecognized tax benefits	$10	$12	$27

We recognize interest and penalties related to unrecognized tax benefits within the Provision for income tax expense on the consolidated statements of operations and comprehensive loss.

We consider many factors when evaluating and estimating our tax positions, which may require periodic adjustments and may not accurately anticipate actual outcomes. Tax position recognition is a matter of judgment based on the individual facts and circumstances of our position evaluated in light of all available evidence. As of December 29, 2018 and December 28, 2019, we had uncertain tax positions of $14 million and $27 million, including interest and penalties, respectively, recorded within Other long-term liabilities on the consolidated balance sheets. In the next 12 months, it is reasonably possible to have an audit closure or statue expirations in one of our foreign jurisdictions. Other than what is being disclosed in the Subsequent Events footnote (Note 20), we do not believe the amount to have a significant impact to our consolidated financial statements. A portion of uncertain taxes positions has been indemnified by Intel (Note 7).

In December 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law, making significant changes to the Internal Revenue Code. As a result of our structure being predominately pass through, the effect of the Act does not have a material impact on our financial statements.

In the ordinary course of our business, we are subject to examination by taxing authorities for both direct and indirect taxes in many of the domestic and foreign jurisdictions in which we operate. As of December 28, 2019, with few exceptions, we are no longer subject to review by the state and local taxing authorities prior to 2014 and foreign taxing authorities prior to 2005. We are unable to make a reasonably reliable estimate as to when or if settlements with taxing authorities may occur. However, we do not anticipate that the resolution of these tax matters or any events related thereto will have a material adverse effect on our business, results of operations, financial condition or cash flows.

NOTE 15: FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE SWAPS

Fair Value of Financial Instruments

For assets and liabilities that are measured using quoted prices in active markets (Level 1), total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, discounts or blockage factors. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities (Level 2), adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques (Level 3) and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The fair value of our financial instruments are as follows:

(in millions)	Level 1	Level 2	Level 3
As of December 29, 2018
Financial instruments not carried at fair value:
Long-term debt, gross of discounts and deferred issuance costs (Note 13)	$—	$4,075	$—

Financial instruments carried at fair value:
Facility restructuring (Note 9)	$—	$—	$4
Interest rate swaps	$—	$2	$—

As of December 28, 2019
Financial instruments not carried at fair value:
Long-term debt, gross of discounts and deferred issuance costs (Note 13)	$—	$4,817	$—
Financial instruments carried at fair value:
Interest rate swaps	$—	$(61)	$—

The fair value of the debt is based on third party quotations and is therefore classified as Level 2. The fair value of our derivative financial instruments, including interest rate swaps, are valued in the market using discounted cash flow techniques. These techniques incorporate Level 1 and Level 2 fair value measurement inputs such as spot rates, foreign currency exchange rates, and the instrument’s term, notional amount and discount rate. The fair value of our facility restructuring approximates carrying value and was calculated using lease payments and discount rates not observable in the market place and are classified as Level 3.

The fair values of our financial instruments included in Cash and cash equivalents, Accounts receivable, net, Other current assets and Accounts payable and accrued liabilities on the consolidated balance sheets approximate their carrying amounts due to their short maturities. We measure the fair value of money market accounts, included in Cash and cash equivalents on the consolidated balance sheets, on a recurring basis and have classified as Level 1 because the fair value is measured with quoted prices in active markets. These amounts have been excluded from the table.

There were no transfers of assets or liabilities between fair value measurement. Transfers between fair value measurement levels are recognized at the end of the reporting period.

Interest Rate Swaps

In January 2018, we entered into multiple interest rate swaps in order to fix the LIBOR portion of our USD denominated variable rate borrowings (Note 13). In November 2018, in conjunction with our modification of the 1st Lien USD Term loan, we modified our outstanding interest rate swaps by changing the interest rate floor from 1% to 0% to match our 1st Lien USD Term loan. In connection with this change, we received a cash payment of $1 million. No other material terms have changed. As of December 28, 2019, the outstanding effective hedging arrangements were as follows:

Notional Value (in millions)	Effective Date	Expiration Date	Average Fixed Rate (in percentages)
$250	January 29, 2018	January 29, 2020	2.19%
$225	January 29, 2018	January 29, 2021	2.33%
$250	January 29, 2018	January 29, 2022	2.41%
$1,300	January 29, 2018	January 29, 2023	2.48%
$475	March 29, 2019	March 29, 2024	2.40%

The gross amounts of our interest rate swaps, which are subject to master netting arrangements, were as follows:

(in millions)	Gross amounts recognized	Gross amount offset in Balance Sheets	Net amounts presented in Balance Sheets
As of December 29, 2018
Other current assets	$2	$—	$2
Other long-term assets	1	—	1
Other long-term liabilities	(1)	—	(1)

As of December 28, 2019
Accounts payable and other current liabilities	(19)	—	(19)
Other long-term liabilities	(42)	—	(42)

NOTE 16: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Adjustments to Accumulated other comprehensive income (loss), net, are as follow:

(in millions)	Gain (Loss) on Cash Flow Hedges	Pension and Postretirement Benefits Gain (Loss)	Accumulated Other Comprehensive Income (Loss), Net
As of December 30, 2017	$—	$—	$—
Other comprehensive income (loss) before reclassifications	(6)	—	(6)
Amounts reclassified from accumulated other comprehensive income (loss)	8	—	8

As of December 29, 2018	2	—	2
Other comprehensive income (loss) before reclassifications	(67)	(1)	(68)
Amounts reclassified from accumulated other comprehensive income (loss)	4	—	4
As of December 28, 2019	$(61)	$(1)	$(62)

NOTE 17: COMMITMENTS AND CONTINGENCIES

As of December 28, 2019, we have unconditional purchase obligations of $167 million that expire at various dates through 2024 and guarantees of $12 million that expire at various dates through 2028.

As of December 28, 2019, excluding the amounts related to lease obligations which are disclosed in Note 5, the future minimum payments under all unconditional purchase obligations with a remaining term in excess of one year were as follows:

(in millions)
2020	$58
2021	37
2022	35
2023	34
2024	3
Thereafter	—

Total	$167

We are a party to various legal proceedings that have arisen in the ordinary course of our business. At present, we do not expect that any ordinary course legal proceedings, individually or in the aggregate, will have a material adverse effect on our business, results of operations, financial condition or cash flows.

We also have agreed to indemnify and hold harmless Intel for certain losses actually incurred by Intel. Over the period beginning in July 2017 and continuing through June 2019, Intel has notified the Company of a number of employment-related lawsuits filed in multiple jurisdictions. Intel has requested indemnification of its legal expenses and any awards, judgments or damages arising from the lawsuits. We have assumed the defense and control of all of the lawsuits, and have agreed with Intel to reserve our objections and defenses with respect to indemnification pending the final outcome of each proceeding. At present, we do not expect that these lawsuits, individually or in the aggregate, will have a material adverse effect on our business, results of operations, financial condition or cash flows.

NOTE 18: EARNINGS PER UNIT

(in millions except per unit data)	Period Ended December 30, 2017	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019
Net loss	$(607)	$(512)	$(236)

Weighted average units outstanding - basic	92.3	93.4	94.1
Incremental units attributable to equity awards(1)	—	—	—

Weighted average units outstanding - diluted	92.3	93.4	94.1

Net loss per unit	$(6.58)	$(5.48)	$(2.51)

(1)

2.5 million, 3.2 million and 2.7 million units were excluded from dilution. The excluded units consist of RSUs that were excluded from dilution because their effects would have been anti-dilutive for the nine months ended December 30, 2017, fiscal year ended December 29, 2018 and fiscal year ended December 28, 2019, respectively, and unvested MIUs outstanding that share in equity appreciation and future distributions above a return threshold that may impact EPU in future periods.

NOTE 19: PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

Unaudited Pro Forma Tax

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and net income attributable to McAfee Corp., the registrant in the accompanying Registration Statement on Form S-1 (“Form S-1”) to register shares of Class A common stock of McAfee Corp. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of                 %, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the                 % portion of income before taxes that represents the economic interest in Foundation Technology Worldwide LLC that will be held by McAfee Corp. upon completion of the Reorganization Transactions disclosed in this prospectus, but before application of the proceeds of the offering. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $                 related to Foundation Technology Worldwide LLC. The sum of these amounts represents total pro forma provision for income taxes of $                .

Unaudited Pro Forma Net Loss Per Share

Pro forma basic and diluted net loss per share for the fiscal year ended December 28, 2019 has been computed to reflect the number of shares that will be outstanding after the Reorganization Transactions. The unaudited pro forma basic and diluted earnings per share for the fiscal year ended December 28, 2019 does not give effect to the initial public offering and the use of proceeds therefrom. The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share for the fiscal year ended December 28, 2019 (in millions, except share and per share amounts):

Year Ended December 28, 2019
Pro forma net loss per share, basic and diluted	$
Pro forma weighted-average shares of Class A common stock outstanding, basic and diluted	$
Weighted-average shares outstanding during the period
Shares issued in the offering necessary to pay member distributions

Pro forma weighted-average shares of Class A common stock

NOTE 20: SUBSEQUENT EVENTS

During the first quarter of 2020, we concluded an analysis on the impact of our tax structure resulting from recently enacted tax laws. As a result, we filed an election to treat one of our subsidiary entities as a corporation for U.S federal income tax purposes retroactively back to the first quarter of 2019. This election resulted in the recognition of an income tax benefit of $10 million in the three months ended March 28, 2020.

Peter Leav was appointed as President and Chief Executive Officer, effective February 3, 2020. Mr. Leav succeeds Chris Young, who stepped down as President and Chief Executive Officer effective February 3, 2020 to join TPG Capital as a Senior Advisor.

In February 2020, Michael Berry informed the Company of his intention to resign as Chief Financial Officer and as an employee of the Company, effective March 13, 2020.

For the fiscal year ended December 28, 2019, subsequent events were evaluated through March 5, 2020, the date the consolidated financial statements were available for issue, except for the following, which is as of October 7, 2020 (unaudited).

NOTE 21: SUBSEQUENT EVENTS (UNAUDITED)

In March 2020, we borrowed $300 million under the Revolving Credit Facility pursuant to the 1st Lien Credit Agreement (“Revolving Credit Facility”). The funds were borrowed for general corporate purposes due to seasonality in cash flow generation and as a precautionary measure in response to general market conditions. In June 2020, we repaid the Revolving Credit Facility in full and have no outstanding balance on the Revolving Credit Facility as of June 27, 2020.

Subsequent to December 28, 2019, we declared cash distributions to our Members in the aggregate amount of $201 million.

FOUNDATION TECHNOLOGY WORLDWIDE LLC

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	Page
Unaudited Condensed Consolidated Balance Sheets as of December 28, 2019 and June 27, 2020	F-48
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and six months ended June 29, 2019 and June 27, 2020	F-49
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 29, 2019 and June 27, 2020	F-50
Unaudited Condensed Consolidated Statements of Members’ Equity (Deficit) for the three and six months ended June 29, 2019 and June 27, 2020	F-51
Notes to the Unaudited Condensed Consolidated Financial Statements	F-52

FOUNDATION TECHNOLOGY WORLDWIDE LLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions)

	As of December 28, 2019	As of June 27, 2020
Assets
Current assets:
Cash and cash equivalents	$167	$257
Accounts receivable, net	409	281
Deferred costs	187	209
Other current assets	68	71

Total current assets	831	818
Property and equipment, net	171	162
Goodwill	2,428	2,431
Identified intangible assets, net	2,071	1,854
Deferred tax assets	55	59
Other long-term assets	232	224

Total assets	$5,788	$5,548

Liabilities, redeemable units, and deficit
Current liabilities:
Accounts payable and other current liabilities	$196	$186
Accrued compensation and benefits	209	132
Accrued marketing	94	99
Income taxes payable	15	13
Long-term debt, current portion	43	43
Lease liabilities, current portion	29	25
Deferred revenue	1,574	1,599

Total current liabilities	2,160	2,097
Long-term debt, net	4,669	4,660
Deferred tax liabilities	160	167
Other long-term liabilities	175	223
Deferred revenue, less current portion	718	666

Total liabilities	7,882	7,813

Commitments and contingencies (Note 13)
Redeemable units (Note 5)	—	17
Deficit:
Accumulated other comprehensive income (loss)	(62)	(143)
Members’ deficit	(647)	(785)
Accumulated deficit	(1,385)	(1,354)

Total deficit	(2,094)	(2,282)

Total liabilities, redeemable units and deficit	$5,788	$5,548

See the accompanying notes to the unaudited condensed consolidated financial statements

FOUNDATION TECHNOLOGY WORLDWIDE LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in millions except per unit data)

	Three Months Ended		Six Months Ended
	June 29, 2019	June 27, 2020	June 29, 2019	June 27, 2020
Net revenue	$654	$716	$1,291	$1,401
Cost of sales	215	206	429	410

Gross profit	439	510	862	991
Operating expenses:
Sales and marketing	190	174	383	348
Research and development	99	92	193	186
General and administrative	64	60	123	138
Amortization of intangibles	55	55	113	110
Restructuring charges (Note 7)	3	—	15	9

Total operating expenses	411	381	827	791

Operating income	28	129	35	200
Interest expense and other, net	(73)	(75)	(143)	(150)
Foreign exchange gain (loss), net	(12)	(17)	1	(6)

Income (loss) before income taxes	(57)	37	(107)	44
Provision for income tax expense	22	15	39	13

Net income (loss)	$(79)	$22	$(146)	$31

Other comprehensive income (loss):
Loss on interest rate cash flow hedges, net of tax (Note 12)	$(39)	$(6)	$(63)	$(81)

Total comprehensive income (loss)	$(118)	$16	$(209)	$(50)

Net income (loss) per unit, basic	$(0.84)	$0.23	$(1.55)	$0.33
Net income (loss) per unit, diluted	$(0.84)	$0.23	$(1.55)	$0.32
Weighted-average units outstanding, basic	94.1	94.4	94.0	94.5
Weighted-average units outstanding, diluted	94.1	96.9	94.0	97.0
Pro forma net income per share data:
Pro forma net income per share, basic (Note 15)				$—
Pro forma net income per share, diluted (Note 15)				$—
Pro forma weighted-average shares of Class A common stock outstanding, basic				—
Pro forma weighted-average shares of Class A common stock outstanding, diluted				—

See the accompanying notes to the unaudited condensed consolidated financial statements

FOUNDATION TECHNOLOGY WORLDWIDE LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Six Months Ended June 29, 2019	Six Months Ended June 27, 2020
Cash flows from operating activities:
Net income (loss)	$(146)	$31
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	269	252
Equity-based compensation	12	19
Deferred taxes	10	5
Other operating activities	24	33
Change in assets and liabilities:
Accounts receivable, net	52	126
Deferred costs	(12)	(22)
Other assets	(53)	(14)
Other current liabilities	(48)	(29)
Deferred revenue	13	(27)
Other liabilities	(25)	(86)

Net cash provided by operating activities	96	288
Cash flows from investing activities:
Acquisitions, net of cash acquired	(2)	(5)
Additions to property and equipment	(20)	(25)
Other investing activities	(2)	(3)

Net cash used in investing activities	(24)	(33)
Cash flows from financing activities:
Proceeds from the issuance of Member units	—	1
Payment for the long-term debt due to third party	(45)	(21)
Proceeds from long-term debt	702	—
Payment for debt issuance costs	(23)	—
Distributions to Members	(1,034)	(130)
Other financing activities	(7)	(12)

Net cash used in financing activities	(407)	(162)
Effect of exchange rate fluctuations on cash and cash equivalents	—	(3)

Net increase (decrease) in cash and cash equivalents	(335)	90
Cash and cash equivalents, beginning of period	468	167

Cash and cash equivalents, end of period	$133	$257

Supplemental disclosures of noncash investing and financing activities and cash flow information:
Acquisition of property and equipment included in current liabilities	$3	$(5)
Distributions to members included in liabilities	5	1
Other	—	3
Cash paid during the period for:
Interest, net of cash flow hedges	133	141
Income taxes, net of refunds	25	22

See the accompanying notes to the unaudited condensed consolidated financial statements

FOUNDATION TECHNOLOGY WORLDWIDE LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

(in millions)

	Accumulated Other Comprehensive Income (Loss)	Members’ Equity (Deficit)	Accumulated Deficit	Total Deficit
As of March 30, 2019	$(22)	$342	$(1,216)	$(896)
Distributions to Members	—	(706)	—	(706)
Other comprehensive income, net of tax (Note 12)	(39)	—	—	(39)
Equity-based awards expense, net of equity withheld to cover taxes	—	5	—	5
Net loss	—	—	(79)	(79)

As of June 29, 2019	$(61)	$(359)	$(1,295)	$(1,715)

As of March 28, 2020	$(137)	$(707)	$(1,376)	$(2,220)
Distributions to Members	—	(81)	—	(81)
Other comprehensive loss, net of tax (Note 12)	(6)	—	—	(6)
Equity-based awards expense, net of equity withheld to cover taxes	—	2	—	2
Unit issuances	—	1	—	1
Net income	—	—	22	22

As of June 27, 2020	$(143)	$(785)	$(1,354)	$(2,282)

	Accumulated Other Comprehensive Income (Loss)	Members’ Equity (Deficit)	Accumulated Deficit	Total Deficit
As of December 29, 2018	$2	$675	$(1,148)	$(471)
Cumulative effect adjustments from adoption of ASC Topic 842	—	—	(1)	(1)
Distributions to Members	—	(1,039)	—	(1,039)
Other comprehensive loss, net of tax (Note 12)	(63)	—	—	(63)
Equity-based awards expense, net of equity withheld to cover taxes	—	6	—	6
Unit repurchases	—	(1)	—	(1)
Net loss	—	—	(146)	(146)

As of June 29, 2019	$(61)	$(359)	$(1,295)	$(1,715)

As of December 28, 2019	$(62)	$(647)	$(1,385)	$(2,094)
Distributions to Members	—	(131)	—	(131)
Other comprehensive loss, net of tax (Note 12)	(81)	—	—	(81)
Equity-based awards expense, net of equity withheld to cover taxes	—	17	—	17
Unit issuances	—	1	—	1
Unit repurchases (Note 8)	—	(10)	—	(10)
Reclassification of redeemable units (Note 5)	—	(17)	—	(17)
Net income	—	—	31	31
Other	—	2	—	2

As of June 27, 2020	$(143)	$(785)	$(1,354)	$(2,282)

See the accompanying notes to the unaudited condensed consolidated financial statements

FOUNDATION TECHNOLOGY WORLDWIDE LLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

Background

Foundation Technology Worldwide LLC is a Delaware limited liability company (“FTW”), primarily owned by Manta Holdings L.P. (“Manta”) and a subsidiary of Intel Corporation (“Intel”), which through ownership in various subsidiaries, wholly owns McAfee, LLC, a Delaware limited liability company, (“McAfee, LLC”) and its consolidated subsidiaries (collectively “McAfee”, the “Company”, “we”, “our” or “us”).

McAfee is a leading-edge cybersecurity company that provides advanced security solutions to consumers, small and medium-sized businesses, large enterprises, and governments. Security technologies from McAfee use a unique, predictive capability that is powered by McAfee Global Threat Intelligence, which enables home users and businesses to stay one step ahead of the next wave of fileless attacks, viruses, malware, and other online threats.

Principles of Consolidation

All intercompany balances and transactions within McAfee have been eliminated in consolidation. Any transactions between McAfee and Intel, Manta or Manta’s owners are considered transactions with Members. These unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements as of and for the period ended December 28, 2019. These unaudited condensed consolidated financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair statement of our financial information. The condensed consolidated balance sheet as of December 28, 2019, has been derived from the audited financial statements as of that date, but it does not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements.

Our functional currency for all of our subsidiaries is the U.S. dollar (“USD”).

Use of Estimates

The preparation of the condensed consolidated financial statements required us to make certain estimates and judgments that affect the amounts reported. Actual results may differ materially from our estimates. The accounting estimates that required our most significant and subjective judgments include:

•	determining the nature and timing of satisfaction of performance obligations, assessing any associated material rights and determining the standalone selling price (“SSP”) of performance obligations;

•	determining our technology constrained customer life;

•	projections of future cash flows related to revenue share and related agreements with our personal computer original equipment manufacturer partners;

•	fair value estimates for assets and liabilities acquired in business combinations;

•	the valuation and recoverability of identified intangible assets and goodwill;

•	recognition and measurement of foreign current and deferred income taxes as well as our uncertain tax positions;

•	determining our discount rates;

•	fair value of our equity awards; and

•	fair value of long-term debt and related swaps.

The effect of the novel coronavirus pandemic (“COVID-19”) on our business, operations, and financial results is dependent upon future developments, including the duration of the pandemic and the related length of its impact on the global economy, which are unknown at this time. As a result, some of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, several of our estimates and assumptions may change materially in future periods due to the impact of the COVID-19 pandemic.

Fiscal Calendar

We maintain a 52- or 53-week fiscal year that ends on the last Saturday in December. The year ending December 26, 2020 is a 52-week year starting on December 29, 2019. These condensed consolidated financial statements are presented as of December 28, 2019 and June 27, 2020 and for the periods from December 30, 2018 through June 29, 2019 and December 29, 2019 through June 27, 2020.

NOTE 2: RECENT ACCOUNTING STANDARDS

Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial instruments (ASU 2016-13) and also issued subsequent amendments to the initial guidance (collectively, “Topic 326”). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. We early adopted Topic 326 on December 29, 2019 and it had an immaterial impact on our consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which clarifies the accounting for implementation costs in cloud computing arrangements. We early adopted ASU 2018-15 on December 29, 2019 prospectively, which had an immaterial impact on our consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). The standard provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions, subject to meeting certain criteria, that reference LIBOR or another rate that is expected to be discontinued. We adopted ASU 2020-04 on June 27, 2020 and it had no impact on our consolidated financial statements and related disclosures. The guidance is potentially applicable when we modify the current reference rate of LIBOR to another reference rate on our 1st Lien USD Term Loan and 2nd Lien Term Loan (Note 9) and related interest rate swaps (Note 11).

Recent Accounting Standards Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes by removing certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. ASU 2019-12 also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for us in the first quarter of fiscal year 2021, and early adoption is permitted. We are currently evaluating the impact of this standard on our consolidated financial statements, including accounting policies, processes and systems.

NOTE 3: REVENUE FROM CONTRACTS WITH CUSTOMERS

Deferred Revenue

During the six months ended June 29, 2019, we recognized $932 million from our deferred revenue balance as of December 29, 2018. During the six months ended June 27, 2020, we recognized $1,000 million in revenue from our deferred revenue balance as of December 28, 2019.

Transaction Price Allocated to the Remaining Performance Obligations

As of June 27, 2020, we have $2,408 million in estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied), which includes deferred revenue and amounts that will be billed and recognized as revenue in future periods. We expect to recognize revenue on approximately 70% over the next 12 months, 27% in next 13 to 36 months, with the remaining balance recognized thereafter.

NOTE 4: LEASES

As of June 27, 2020, we have operating leases primarily for corporate offices and data centers and no active finance leases. Information related to operating leases was as follows:

	Six Months Ended
(in millions)	June 29, 2019	June 27, 2020
Cash paid for amounts included in the measurement of lease liabilities	$19	$20
Right-of-use assets obtained in exchange for lease obligations	54	14

NOTE 5: TRANSACTIONS WITH MEMBERS AND RELATED PARTIES

We declared cash distributions to our Members during the three and six months ended June 27, 2020 in the aggregate amount of $81 million and $131 million, respectively.

In February 2020, we entered into an agreement with our former President and Chief Executive Officer to repurchase equity units for an aggregate repurchase price of $10 million which we repurchased during the three months ended June 27, 2020. We also agreed to repurchase approximately 0.5 million Management Incentive Units (“MIUs”), which is classified as temporary equity within Redeemable units, in April 2021 at fair market value, contingent on the satisfaction of certain terms and conditions. Upon a sale of the company or an IPO prior to the repurchase date, the amount would no longer be repurchased. As of June 27, 2020, the estimated value of the April 2021 repurchase was $17 million.

Our Intel receivable, net consisted of the following:

	As of
(in millions)	December 28, 2019	June 27, 2020
Intel receivable(1)
Tax indemnity	$10	$8

Total	10	8

Intel payable(1)
Tax indemnity	(4)	(2)

Total	(4)	(2)

Total, net(2)	$6	$6

(1)	We have the contractual right of offset of our receivables and payables with Intel.
(2)

As of December 28, 2019, $2 million and $4 million are recorded in Other current assets and Other long-term assets, respectively, on the condensed consolidated balance sheet. As of June 27, 2020, $1 million and $5 million are recorded in Other current assets and Other long-term assets, respectively, on the condensed consolidated balance sheet.

Other transactions with related parties are as follows:

	Three Months Ended		Six Months Ended
(in millions)	June 29, 2019	June 27, 2020	June 29, 2019	June 27, 2020
Sales with related parties:
Manta Affiliates	2	1	$3	$2
Other	—	1	1	1

Total	$2	$2	$4	$3

Payments to related parties:
Intel	$2	$2	$3	$2
Manta Owners	5	5	5	5
Manta Affiliates	10	8	18	19
Other	4	—	8	5

Total	$21	$15	$34	$31

We had these additional transactions with companies who partially own Manta (“Manta Owners”) and companies owned or partially owned by the Manta Owners (“Manta Affiliates”) or Intel (“Intel Affiliates”) and therefore qualify as related parties. These transactions include sales of our products and purchases of various goods or services. Revenue from the sales transactions are recognized in accordance with our revenue recognition policy.

NOTE 6: OPERATING SEGMENTS

We have two operating segments, which also represent our reporting units:

•	Enterprise – Includes security solutions for large enterprises, governments, small and medium-sized businesses.

•	Consumer – Includes security solutions for consumers.

We manage our business activities primarily on a product-segmentation basis and whether they serve consumers or enterprises. The Chief Operating Decision Maker (“CODM”) allocates resources to and assesses the performance of each operating segment primarily using information about its operating income (loss), net revenue, and depreciation and amortization.

The CODM does not evaluate operating segments using discrete asset information. We allocate all shared expenses to the operating segments. Significant information by segment is as follows:

	Three Months Ended		Six Months Ended
(in millions)	June 29, 2019	June 27, 2020	June 29, 2019	June 27, 2020
Net revenue:
Enterprise	$334	$333	$657	$664
Consumer	320	383	634	737

Total	$654	$716	$1,291	$1,401

Depreciation and amortization:
Enterprise	$63	$53	$129	$116
Consumer	69	67	140	136

Total	$132	$120	$269	$252

Operating income (loss):
Enterprise	$(34)	$25	$(92)	$(1)
Consumer	62	104	127	201

Total	$28	$129	$35	$200

A significant portion of the operating segments’ operating expenses are derived from shared resources including research and development, accounting, real estate, information technology, treasury, human resources, procurement and other corporate infrastructure expenses. We allocated these operating expenses to the operating segments based on the estimated utilization of services provided to or benefits received by the operating segments.

Revenue by geographic region based on the sell-to address of the end-users is as follows:

	Three Months Ended		Six Months Ended
(in millions)	June 29, 2019	June 27, 2020	June 29, 2019	June 27, 2020
United States	$351	$395	$690	$771
Other	303	321	601	630

Total net revenue	$654	$716	$1,291	$1,401

NOTE 7: RESTRUCTURING CHARGES

Restructuring charges generally include significant actions impacting the way we manage our business. Employee severance and benefit charges are largely based upon substantive severance plans, while some charges result from mandated requirements in certain foreign jurisdictions. These charges include items such as employee severance, ongoing benefits, and excess payroll costs directly attributable to the restructuring plan.

Restructuring charges are as follows:

	Three Months Ended		Six Months Ended
(in millions)	June 29, 2019	June 27, 2020	June 29, 2019	June 27, 2020
Employee severance and benefits	$3	$—	$15	$9

Total	$3	$—	$15	$9

In January 2020, we commenced the 2020 transformation initiative, in which we are realigning our staffing across various departments. As part of the initiative, we have incurred employee severance and benefits costs of $9 million recorded in restructuring charges in the condensed consolidated statement of operations and comprehensive loss for the six months ended June 27, 2020.

The balance of our restructuring activities are as follows:

(in millions)	Enterprise	Consumer	Total
Employee severance and benefits
As of December 28, 2019	$2	$—	$2
Additional accruals	8	1	9
Cash payments	(10)	(1)	(11)

As of June 27, 2020	$—	$—	$—

NOTE 8: EMPLOYEE INCENTIVES

During February 2020, we modified the terms of a MIU grant to provide for vesting subject to the satisfaction of certain conditions, which resulted in the recognition of $12 million in incremental compensation expense for the modified awards at their modification date.

Deferred Cash and Equity

As of June 27, 2020, our outstanding deferred cash and equity related to our acquisitions is as follows:

(in millions)
Outstanding deferred cash and equity balance at December 28, 2019	$20
Accruals	6
Restricted Class A Unit vesting	(3)
Cash payment	(15)

Outstanding deferred cash and equity balance at June 27, 2020	$8

As of June 27, 2020, we have unrecognized expense relating to deferred cash of $12 million with a remaining weighted average service period of 1.1 years. Deferred cash is recorded within Accrued compensation and benefits on the condensed consolidated balance sheet for amounts due in the next 12 months.

During the six months ended June 27, 2020, we granted 0.8 million Restricted Stock Units (“RSU”s) with a grant date fair value of $26 million. RSUs are generally expected to vests over a 4-year period.

During the six months ended June 27, 2020, we granted 2.4 million Cash Restricted Stock Units (“CRSU”s) with a grant date fair value of $84 million. CRSUs are generally expected to be cash-settled upon a qualifying liquidity event (i.e., a change of control or public offering registered on a Form S-1 (or successor form), in either case, occurring on or before April 3, 2024) and this group of awards vests over a 4-year period.

NOTE 9: DEBT

Our long-term debt balance consisted of the following:

(in millions)	As of December 28, 2019	As of June 27, 2020
Long-term debt, net:
1st Lien USD Term Loan(1)	$3,020	$3,009
1st Lien Euro Term Loan(2)	1,200	1,199
2nd Lien USD Term Loan(3)	509	511

Long-term debt, net of unamortized discounts	$4,729	$4,719
Unamortized deferred financing costs	(17)	(16)
Current installments of long-term debt	(43)	(43)

Total	$4,669	$4,660

(1)	During the six months ended June 27, 2020, the weighted average interest rate was 4.9%
(2)	During the six months ended June 27, 2020, the weighted average interest rate was 3.5%
(3)	During the six months ended June 27, 2020, the weighted average interest rate was 9.8%

Long-Term Debt

As of June 27, 2020, the material terms of our outstanding debt remain unchanged from those described in our consolidated financial statements as of December 28, 2019.

Revolving Credit Facility

In March 2020, we borrowed $300 million under the Revolving Credit Facility pursuant to the 1st Lien Credit Agreement (“Revolving Credit Facility”). The funds were borrowed for general corporate purposes due to seasonality in cash flow generation and as a precautionary measure in response to general market conditions. In June 2020, we repaid the Revolving Credit Facility in full and have no outstanding balance on the Revolving Credit Facility as of June 27, 2020. During the six months ended June 27, 2020, the weighted average interest rate was 4.3%. As of June 27, 2020, we had a letter of credit of $4 million issued against the Revolving Credit Facility and $496 million of undrawn capacity under the Revolving Credit Facility. As of June 27, 2020, our commitment fee on the unused portion of the facility was 0.50%.

Debt Covenants and Restrictions

No event of default had occurred under any of our debt obligations as of June 27, 2020. We were not required to make any additional prepayments above the 0.25% per quarter amortization of the 1st Lien Term Loans during the six months ended June 27, 2020.

NOTE 10: INCOME TAX

The tax provisions are largely comprised of withholding tax and non-U.S. income tax. We consider many factors when evaluating and estimating our tax positions, which may require periodic adjustments and may not accurately anticipate actual outcomes. Tax position recognition is a matter of judgment based on the individual facts and circumstances of our position evaluated in light of all available evidence. As of December 28, 2019 and June 27, 2020, we had uncertain tax positions, including interest and penalties, of $27 million and $15 million, respectively, primarily recorded within Other long-term liabilities on the condensed consolidated balance sheets. A portion of income taxes and uncertain tax positions has been indemnified by Intel (Note 5).

During the first quarter of 2020, we concluded an analysis of the impact of recently enacted tax laws on us. As a result, we filed an election to treat one of our non-U.S. subsidiary entities as a corporation for U.S federal income tax purposes retroactively back to the first quarter of 2019. This election resulted in the recognition of an income tax benefit of $10 million in the three months ended March 28, 2020.

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE SWAPS

Fair Value of Financial Instruments

For assets and liabilities that are measured using quoted prices in active markets (Level 1), total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, discounts or blockage factors. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities (Level 2), adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques (Level 3) and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The fair value of our financial instruments are as follows:

(in millions)	Level 1	Level 2	Level 3
As of December 28, 2019
Financial instruments not carried at fair value:
Long-term debt, gross of discounts and deferred issuance costs (Note 9)	$—	$(4,817)	$—
Financial instruments carried at fair value:
Interest rate swaps	$—	$(61)	$—
As of June 27, 2020
Financial instruments not carried at fair value:
Long-term debt, gross of discounts and deferred issuance costs (Note 9)	$—	$(4,676)	$—
Financial instruments carried at fair value:
Interest rate swaps	$—	$(143)	$—

The fair value of the debt is based on third party quotations and is therefore classified as Level 2. The fair value of our derivative financial instruments, including interest rate swaps, are valued in the market using discounted cash flow techniques. These techniques incorporate Level 1 and Level 2 fair value measurement inputs such as spot rates, foreign currency exchange rates, and the instrument’s term, notional amount and discount rate.

The fair values of our financial instruments included in Cash and cash equivalents, Accounts receivable, net, Other current assets, Accounts payable and other liabilities and Borrowing under revolving credit facility on the condensed consolidated balance sheets approximate their carrying amounts due to their short maturities. We measure the fair value of money market accounts, included in Cash and cash equivalents on the condensed consolidated balance sheets, on a recurring basis and have classified them as Level 1 because the fair value is measured with quoted prices in active markets. These amounts have been excluded from the table.

There were no transfers of assets or liabilities between fair value measurement levels. Transfers between fair value measurement levels are recognized at the end of the reporting period.

Interest Rate Swaps

We have multiple interest rate swaps in order to fix the LIBOR portion of our USD denominated variable rate borrowings (Note 9). As of June 27, 2020, the outstanding effective arrangements were as follows:

Notional Value (in millions)	Effective Date	Expiration Date	Fixed Rate
$225	January 29, 2018	January 29, 2021	2.33%
$250	January 29, 2018	January 29, 2022	2.41%
$275	January 29, 2018	January 29, 2023	2.48%
$275	January 29, 2018	January 29, 2023	2.49%
$475	March 29, 2019	March 29, 2024	2.40%
$750	March 4, 2020	September 29, 2024	2.07%
$250	March 29, 2020	March 29, 2024	0.93%
$225	January 29, 2021	January 29, 2024	0.42%

On March 2, 2020, we cancelled an existing interest rate swap with a notional value of $750 million and accepted an off-market fixed rate on a new interest rate swap to offset the cost of the fair value of the original swap. At the time of the cancellation, the original interest rate swap had a negative fair value of $37 million and was recorded in Accounts payable and other current liabilities and Other long-term liabilities on the condensed consolidated balance sheet. The liability associated with the original interest rate swap was incorporated into the fair value of the new interest rate swap.

The gross amounts of our interest rate swaps, which are subject to master netting arrangements, were as follows:

(in millions)	Gross amounts recognized	Gross amount offset in Balance Sheets	Net amounts presented in Balance Sheets
As of December 28, 2019
Accounts payable and other current liabilities	$(19)	$—	$(19)
Other long-term liabilities	(42)	—	(42)

As of June 27, 2020
Accounts payable and other current liabilities	(45)	—	(45)
Other long-term liabilities	(98)	—	(98)

NOTE 12: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Adjustments to Accumulated other comprehensive income (loss), net, are as follow:

(in millions)	Gain (Loss) on Cash Flow Hedges	Pension and Postretirement Benefits Gain (Loss)	Accumulated Other Comprehensive Income (Loss), Net
As of March 30, 2019	$(22)	$—	$(22)
Other comprehensive income (loss) before reclassifications	(39)	—	(39)

As of June 29, 2019	$(61)	$—	$(61)

As of March 28, 2020	$(136)	$(1)	$(137)
Other comprehensive income (loss) before reclassifications	(17)	—	(17)
Amounts reclassified from accumulated other comprehensive income (loss)	11	—	11

As of June 27, 2020	$(142)	$(1)	$(143)

(in millions)	Gain (Loss) on Cash Flow Hedges	Pension and Postretirement Benefits Gain (Loss)	Accumulated Other Comprehensive Income (Loss), Net
As of December 29, 2018	$2	$—	$2
Other comprehensive loss before reclassifications	(63)	—	(63)

As of June 29, 2019	$(61)	$—	$(61)

As of December 28, 2019	$(61)	$(1)	$(62)
Other comprehensive loss before reclassifications	(96)	—	(96)
Amounts reclassified from accumulated other comprehensive income (loss)	15	—	15

As of June 27, 2020	$(142)	$(1)	$(143)

NOTE 13: COMMITMENTS AND CONTINGENCIES

As of June 27, 2020, we have unconditional purchase obligations of $184 million that expire at various dates through 2025 and guarantees of $12 million that expire at various dates through 2028.

We are a party to various legal proceedings that have arisen in the ordinary course of our business. At present, we do not expect that any ordinary course legal proceedings, individually or in the aggregate, will have a material adverse effect on our business, results of operations, financial condition or cash flows.

In the ordinary course of our business, we are subject to examination by taxing authorities for both direct and indirect taxes in many of the domestic and foreign jurisdictions in which we operate. We are unable to make a reasonably reliable estimate as to when or if settlements with taxing authorities may occur. However, we do not anticipate that the resolution of these tax matters or any events related thereto will have a material adverse effect on our business, results of operations, financial condition or cash flows.

NOTE 14: EARNINGS (LOSS) PER UNIT

	Three Months Ended		Six Months Ended
(in millions except per unit data)	June 29, 2019	June 27, 2020	June 29, 2019	June 27, 2020
Net income (loss)	$(79)	$22	$(146)	$31

Weighted average units outstanding - basic	94.1	94.4	94.0	94.5
Incremental units attributable to equity awards(1)	—	2.5	—	2.5

Weighted average units outstanding - diluted	94.1	96.9	94.0	97.0

Net income (loss) per unit, basic	$(0.84)	$0.23	$(1.55)	$0.33
Net income (loss) per unit, diluted	$(0.84)	$0.23	$(1.55)	$0.32

(1)

2.5 million units were excluded from dilution. This consists of RSUs that were excluded from dilution because their effects would have been anti-dilutive for the three and six months ended June 29, 2019 and unvested MIUs outstanding that share in equity appreciation and future distributions above a return threshold that may impact EPU in future periods.

NOTE 15: PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

Unaudited Pro Forma Tax

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and net income attributable to McAfee Corp., the registrant. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of         %, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the         % portion of income before taxes that represents the economic interest in Foundation Technology Worldwide LLC that will be held by McAfee Corp. upon completion of the Reorganization Transactions disclosed in this prospectus, but before application of the proceeds of the offering. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $             related to Foundation Technology Worldwide LLC. The sum of these amounts represents total pro forma provision for income taxes of $            .

Unaudited Pro Forma Net Income Per Share

Pro forma basic and diluted net income per share for the six months ended June 27, 2020 has been computed to reflect the number of shares that will be outstanding after the Reorganization Transaction. The unaudited pro forma basic and diluted earnings per share for the six months ended June 27, 2020 does not give effect to the initial public offering and the use of proceeds therefrom. The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share for the six months ended June 27, 2020:

(in millions except share and per share amounts)	Six Months Ended June 27, 2020
Pro forma net income per share, basic	$—
Pro forma net income per share, diluted	$—
Pro forma weighted-average shares of Class A common stock outstanding, basic and diluted	—
Weighted-average shares outstanding during the period	—
Shares issued in the offering necessary to pay member distributions	—

Pro forma weighted-average shares of Class A common stock	—

NOTE 16: SUBSEQUENT EVENTS

Subsequent to June 27, 2020, we declared cash distributions to our Members in the amount of $70 million.

For the six months ended June 27, 2020, subsequent events were evaluated through October 7, 2020, the date the condensed consolidated financial statements were available for reissuance.

We Sign Our Walls McAfee employees sign their names on pledge walls Consumer McAfee protects more than 600 million devices and more than 30 million core subscribers worldwide Enterprise McAfee protects 86% of the Fortune 100 and 78% of the Fortune 500 McAfee Labs detects 8,600 threats per minute McAfee Global Threat Intelligence processes more than 62 billion real-time queries each day McAfee holds more than 2,600 issued or pending U.S. and foreign patents The MVISION Insights COVID-19 dashboard tracks pandemic-related cyberthreats around the world Inside Back Cover

, 2020 McAfee Outside Back Covercampuses around the world.

PART II

Information Not Required In Prospectus

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee, and the Exchange listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 145(b) of the DGCL grants each corporation organized thereunder the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

We have also entered into indemnification agreements with our directors. Such agreements generally provide for indemnification by reason of being our director, as the case may be. These agreements are in addition to the indemnification provided by our certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers, and controlling persons against certain liabilities, including liabilities under the Securities Act. Please see the form of underwriting agreement filed as Exhibit 1.1 hereto.

Our amended and restated bylaws indemnify the directors and officers to the full extent of the DGCL and also allow the board of directors to indemnify all other employees. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the bylaws shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

We also maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

In connection with the Sponsor Acquisition, on April 3, 2017, Foundation Technology Worldwide LLC issued and sold in the aggregate 2,900,000,000 Class A Units to our Sponsors and Intel for aggregate consideration of $2,900,000,000 without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder. On April 3, 2017, 700,000,000 Class A Units held by our Sponsors were redeemed in exchange for $700,000,000 of redemption units of Foundation Technology Worldwide LLC. The remaining 2,200,000,000 Class A Units were subsequently reduced to 91,950,000 pursuant to a reverse split of Class A Units. On September 29, 2017, the $700,000,000 of redemption units were redeemed in full and retired for $700,000,000.

Since April 3, 2017, Foundation Technology Worldwide LLC has issued 1,810,923 Class A Units to our employees at an average purchase price of $38.18. These securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibit Index

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement

3.1	Form of Amended and Restated Certificate of Incorporation of McAfee Corp.

3.2	Form of Amended and Restated Bylaws of McAfee Corp.

4.1*	Form of Class A Common Stock Certificate

5.1*	Opinion of Ropes & Gray LLP

10.1	First Lien Credit Agreement, dated as of September 29, 2017, among McAfee, LLC, McAfee Finance 2, LLC, and Morgan Stanley Senior Funding, Inc., JPMorgan Chase Bank N.A., Goldman Sachs Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., RBC Capital Markets, UBS Securities LLC, and Mizuho Bank, Ltd.

10.2	Amendment No. 1 to First Lien Credit Agreement, dated as of January 3, 2018, entered into by and among McAfee, LLC, a Delaware limited liability company, Morgan Stanley Senior Funding, Inc., and the Initial Incremental Term Lenders party thereto

10.3*	Amendment No. 2 to First Lien Credit Agreement, dated as of November 1, 2018, entered into by and among McAfee, LLC, the Guarantors party thereto, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., and Morgan Stanley Bank, N.A.

10.4*	Amendment No. 3 to First Lien Credit Agreement, dated as of June 13, 2019, by and among McAfee, LLC, the Guarantors party thereto, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., and Bank of America, N.A.

10.5	Second Lien Credit Agreement, dated as of September 29, 2017, among McAfee, LLC, McAfee Finance 2, LLC, JPMorgan Chase Bank N.A., Morgan Stanley Senior Funding, Inc., Goldman Sachs Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., RBC Capital Markets, UBS Securities LLC, and Mizuho Bank, Ltd.

10.6	Amendment No. 1 to Second Lien Credit Agreement, dated November 1, 2018, by and among McAfee, LLC, the Guarantors party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A.

10.7	Amendment No. 2 to Second Lien Credit Agreement, dated June 13, 2019, by and among McAfee, LLC, the Guarantors party thereto, the Lenders party thereto, and JPMorgan Chase Bank N.A.

10.8	Office Lease, dated April as of April 10, 2019 between US ER America Center 4, LLC and McAfee, LLC

10.9*	Form of Amended and Restated Foundation Technology Worldwide LLC, Operating Agreement

10.10*	Form of Tax Receivable Agreement

10.11*	Form of Registration Rights Agreement

10.12*	Form of Stockholders Agreement

10.13	Employment Agreement, dated as of June 1, 2017, between McAfee Employee Holdings, LLC, Foundation Technology Worldwide LLC and Christopher D. Young

10.14	Employment Agreement, dated as of January 20, 2020, by and among McAfee, LLC, Foundation Technology Worldwide LLC, and Peter Leav

10.15	Amendment to Employment Agreement, dated as of September 30, 2020, by and among McAfee, LLC, Foundation Technology Worldwide LLC, McAfee Corp. and Peter Leav

Exhibit number	Description of exhibit

10.16	Employment Agreement, dated as of August 7, 2020, by and among McAfee, LLC, Foundation Technology Worldwide LLC, and Venkat Bhamidipati

10.17	Amendment to Employment Agreement, dated as of September 30, 2020, by and among McAfee, LLC, Foundation Technology Worldwide LLC, McAfee Corp., and Venkat Bhamidipati

10.18	Offer Letter, dated as of January 31, 2017, by and between Intel Security and Michael Berry

10.19	Offer Letter by and between McAfee, Inc. and John Giamatteo

10.20	Offer Letter, dated as of September 30, 2020, by and between McAfee, LLC and Ashutosh Kulkarni

10.21	Offer Letter, dated as of September 30, 2020, by and between McAfee, LLC and Terry Hicks

10.22	Offer Letter, dated as of April 6, 2020, by and between McAfee, LLC and Lynne Doherty McDonald

10.23	Promotion Letter, dated as of June 11, 2018, by and between McAfee, LLC and with John Giamatteo

10.24	Separation and General Release Agreement, dated as of January 6, 2020, by and between McAfee, LLC and John Giamatteo

10.25	Separation Agreement, dated February 3, 2020, by and between McAfee, LLC and Christopher D. Young

10.26	Form of Severance Agreement for Senior Management

10.27	McAfee 2017 Management Incentive Plan

10.28	Form of Management Incentive Unit (MIU) Agreement under the 2017 Plan

10.29	Form of RSU Agreement under the 2017 Plan

10.30	McAfee 2020 Omnibus Incentive Plan

10.31	Form of Stock Option Award Agreement under the 2020 Plan

10.32	Form of RSU Agreement under the 2020 Plan

10.33	McAfee Employee Stock Purchase Plan

10.34	McAfee Executive Cash Incentive Plan

10.35	Form of Subscription Agreement

10.36*	Form of Indemnification Agreement

10.37	McAfee Non-Employee Director Compensation Policy

10.38	Form of Equity Adjustment Agreement for Senior Management

21.1**	Subsidiaries of the Registrant

23.1	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

23.2	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP

23.3*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included in the signature pages to this Registration Statement)

*	To be filed by amendment.
**	Previously Filed

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, State of California, on October 7, 2020.

MCAFEE CORP.

By:	/s/ Peter Leav
Name: Title:	Peter Leav President and Chief Executive Officer

*            *              *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Peter Leav Peter Leav	President, Chief Executive Officer, and Director (Principal Executive Officer)	October 7, 2020

/s/ Venkat Bhamidipati Venkat Bhamidipati	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 7, 2020

/s/ Christine Kornegay Christine Kornegay	Vice President and Chief Accounting Officer (Principal Accounting Officer)	October 7, 2020

* Sohaib Abbasi	Director	October 7, 2020

* Mary Cranston	Director	October 7, 2020

* Tim Millikin	Director	October 7, 2020

* Jon Winkelried	Director	October 7, 2020

* Kathy Willard	Director	October 7, 2020

* Jeff Woolard	Director	October 7, 2020

*By:	/s/ Peter Leav
Peter Leav
As Attorney-in-Fact